Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-193375

PROXY STATEMENT AND PROSPECTUS OF NEW CENTURY BANCORP, INC.	PROXY STATEMENT OF SELECT BANCORP, INC.

The boards of directors of New Century Bancorp, Inc., or NCBC, and Select Bancorp, Inc., or Select Bancorp, have each approved a merger, or the merger, of Select Bancorp with and into NCBC according to the terms of an Agreement and Plan of Merger and Reorganization dated September 30, 2013, or the merger agreement, by and among NCBC, New Century Bank, Select Bancorp, and Select Bank & Trust Company, or Select Bank. If the merger is completed, NCBC will be the surviving bank holding company and will amend its articles of incorporation following the merger to change the name of NCBC to “Select Bancorp, Inc.” Contemporaneous with, or as soon as practicable thereafter, Select Bank will be merged with and into New Century Bank, and New Century Bank, as the surviving bank in the merger, will thereafter be renamed “Select Bank & Trust Company.”

If the merger is completed, each share of Select Bancorp common stock, par value $1.00 per share, issued and outstanding (except for such shares held by holders who have properly demanded appraisal for such shares under North Carolina law), will be converted exclusively into the right to receive 1.8264 shares of common stock, par value $1.00 per share, of NCBC. The common stock exchange ratio of 1.8264 may be adjusted in limited circumstances, as described in greater detail later in this joint proxy statement/prospectus. The adjustment feature on the exchange ratio is intended to cap the maximum, aggregate value of the consideration to be paid to Select Bancorp’s common stock shareholders at approximately $31.3 million. If the merger is completed, each share of Select Bancorp preferred stock, no par value, issued and outstanding (except for such shares held by holders who have properly demanded appraisal for such shares under North Carolina law), will be converted into the right to receive one share of NCBC preferred stock having substantially identical rights, privileges, and preferences as the Select Bancorp preferred stock.

Based on 2,396,127 shares of Select Bancorp common stock issued and outstanding on March 31, 2014, NCBC will issue 4,376,286 shares of common stock in connection with the merger based on a 1.8264 per share exchange ratio. Based on 241,612 shares of Select Bancorp common stock underlying stock options outstanding on March 31, 2014, NCBC will reserve an additional 441,280 shares of NCBC common stock for issuance under the converted stock options, which will be converted using the same exchange ratio used for the common stock. Assuming an exchange ratio of 1.8264, current Select Bancorp common shareholders will own approximately 40% of the combined company’s common stock (inclusive of shares underlying outstanding stock options of both companies) following completion of the merger.

The dollar value of the merger consideration that Select Bancorp common stock shareholders will receive in the merger will fluctuate with the market price of NCBC common stock and will not be known at the time you vote on the merger. Shares of NCBC common stock are traded on The NASDAQ Global Market, or NASDAQ, under the symbol “NCBC”. Select Bancorp common stock is not traded on any securities exchange nor is there an established trading market for Select Bancorp common stock. The closing price for a share of NCBC common stock on September 27, 2013, the last trading date before public announcement of the merger, was $6.87 and the closing price on April 17, 2014, the latest practicable date prior to the distribution of this joint proxy statement/prospectus, was $7.23. Prior to public announcement of the merger on September 30, 2013, the last known sales price for a share of Select Bancorp common stock of which management is aware was $8.75 on June 19, 2013. There have been no further sales of Select Bancorp common stock of which management is aware since June 19, 2013.

Shareholders of each of NCBC and Select Bancorp will be asked to vote on approval of the merger agreement at the applicable meeting of shareholders for each company. We cannot complete the merger unless we obtain the required approval of the shareholders of each of NCBC and Select Bancorp. The merger agreement must be approved by holders of a majority of all shares of NCBC common stock entitled to vote at the NCBC annual meeting and by holders of a majority of all shares of Select Bancorp common stock entitled to vote at the Select Bancorp special meeting.

You should read this joint proxy statement/prospectus and all appendices carefully. Before making a decision on how to vote, you should consider the “Risk Factors” discussion beginning on page 19 of this joint proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The joint proxy statement/prospectus is dated April 18, 2014, and it is first being mailed to NCBC shareholders and Select Bancorp shareholders on or about April 23, 2014.

NEW CENTURY BANCORP, INC.
700 W. Cumberland Street
Dunn, North Carolina 28334

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

and

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

TO BE HELD ON MAY 27, 2014 AT 9:00 A.M.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of New Century Bancorp, Inc., a North Carolina corporation, or NCBC, will be held on May 27, 2014, at 9:00 a.m., local time, at New Century Bank’s office located at 700 W. Cumberland Street, Dunn, NC 28334 for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger and Reorganization dated September 30, 2013, or the merger agreement, by and among NCBC, New Century Bank, Select Bancorp, Inc. and Select Bank & Trust Company pursuant to which Select Bancorp, Inc. will merge with and into NCBC, and NCBC will issue shares of its common stock pursuant to the terms of the merger agreement.
2.	A proposal to adjourn the annual meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.
3.	A proposal to elect five members of the board of directors for terms of three years.
4.	A proposal to ratify the appointment of Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm for 2014.
5.	To act upon any other matter that may properly come before the annual meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on April 4, 2014 will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof. NCBC’s board of directors has determined that the merger is advisable and in the best interests of NCBC shareholders based upon its analysis, investigation, and deliberation and recommends that holders of NCBC common stock vote “FOR” approval of the merger agreement.

NCBC’s board of directors also recommends that shareholders vote “FOR” adjournment of the annual meeting to a later date or dates, if necessary or appropriate, “FOR” the election of the five NCBC board members, and “FOR” ratification of Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm for 2014.

YOUR VOTE IS VERY IMPORTANT.  Whether or not you plan to attend the annual meeting, we urge you to promptly (1) complete, sign, and date the enclosed proxy card and return it in the postage-paid envelope provided for that purpose or (2) follow the instructions provided on the enclosed proxy card for voting by internet or telephone. You may revoke your proxy at any time prior to or at the meeting by written notice to NCBC, by executing a proxy card bearing a later date, or by attending the meeting and voting in person.

We have elected to furnish our proxy solicitation materials via U.S. mail and also to notify you of the availability of our proxy materials on the internet. The notice of meeting, joint proxy statement/
prospectus, proxy card and NCBC annual report are available at: https://www.rtcoproxy.com/ncbc.

By Order of the Board of Directors,

William L. Hedgepeth II
President and Chief Executive Officer

Dunn, North Carolina
April 18, 2014

SELECT BANCORP, INC.
3600 Charles Boulevard
Greenville, North Carolina 27858

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 27, 2014 AT 3:00 P.M.

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Select Bancorp, Inc., a North Carolina corporation, or Select Bancorp, will be held on May 27, 2014 at 3:00 p.m., local time, at 3600 Charles Boulevard, Greenville, North Carolina for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger and Reorganization dated September 30, 2013, or the merger agreement, by and among New Century Bancorp, Inc., New Century Bank, Select Bancorp and Select Bank & Trust Company pursuant to which Select Bancorp will merge with and into New Century Bancorp, Inc., as more fully described in the accompanying joint proxy statement/prospectus.
2.	A proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.
3.	To act upon any other matter that may properly come before the special meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on March 31, 2014 will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

Select Bancorp’s board of directors recommends that holders of Select Bancorp capital stock vote “FOR” the merger agreement and “FOR” the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate.

Select Bancorp has concluded that its shareholders are entitled to assert appraisal rights with respect to the proposal to approve the merger agreement. Your appraisal rights are conditioned on your strict compliance with the requirements of Article 13 of Chapter 55 of the North Carolina Business Corporation Act. The full text of Article 13 is attached as Appendix B to this joint proxy statement/prospectus.

Whether or not you plan to attend the special meeting, we urge you to return the enclosed proxy card in order to indicate your vote as soon as possible. Holders of Select Bancorp common stock may also vote by telephone or electronically by internet by following the instructions for voting provided on the enclosed proxy card. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

By Order of the Board of Directors,

Mark A. Holmes,
President and Chief Executive Officer

Greenville, North Carolina
April 18, 2014

IMPORTANT NOTICE

NCBC has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended, or the Securities Act, to register with the Securities and Exchange Commission, or the SEC, the distribution to Select Bancorp shareholders of the shares of NCBC common stock to be issued in connection with the merger. This joint proxy statement/prospectus constitutes part of that registration statement. The registration statement, including the attached exhibits, contains additional relevant information about NCBC and NCBC common stock. For further information about NCBC, you should review the registration statement.

This joint proxy statement/prospectus constitutes a proxy statement of Select Bancorp with respect to the solicitations of proxies for the Select Bancorp special meeting, a proxy statement of NCBC with respect to the solicitations of proxies for the NCBC annual meeting, and a prospectus of NCBC for the shares of common stock that NCBC will issue to Select Bancorp shareholders in the merger. NCBC has supplied all information contained in this joint proxy statement/prospectus relating to NCBC, and Select Bancorp has supplied all information contained in this joint proxy statement/prospectus relating to Select Bancorp.

The web addresses of the SEC, NCBC and Select Bancorp are included as inactive textual references only. Information contained on those websites is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites to be part of this joint proxy statement/prospectus or any supplement thereto.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction in which or to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation.

Neither NCBC nor Select Bancorp has authorized anyone to give any information or make any representation about the merger of our companies that is different from, or in addition to, that contained or incorporated by reference in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

i

APPENDICES

Appendix A — Agreement and Plan of Merger and Reorganization
Appendix B — Article 13 of the North Carolina Business Corporation Act
Appendix C — Fairness Opinion of Smith Capital, Inc.
Appendix D — Fairness Opinion of Janney Montgomery Scott LLC

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDER MEETINGS

The following are some questions that you, as a shareholder of NCBC or Select Bancorp, may have regarding the merger agreement, the merger and the other matters being considered at the shareholder meetings and the answers to those questions. NCBC and Select Bancorp urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the shareholder meetings. Additional important information is also contained in the appendices to this document.

Q:	Why am I receiving this document?
A:	NCBC and Select Bancorp have agreed to the merger of Select Bancorp with and into NCBC, which we refer to as the “merger,” pursuant to the terms of the Agreement and Plan of Merger and Reorganization, or merger agreement, that is described in this document. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

In order to complete the merger, North Carolina law requires that shareholders of each of NCBC and Select Bancorp vote to approve the merger agreement. In addition, both NCBC and Select Bancorp shareholders will be asked to vote on a proposal to adjourn their respective shareholder meetings to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

NCBC shareholders will also be asked to vote on the election of five nominees to the board of directors of NCBC and the ratification of the appointment of Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm.

NCBC and Select Bancorp will hold separate shareholder meetings to obtain these approvals. This document contains important information about the merger and the meetings of the shareholders of NCBC and Select Bancorp, and you should read it carefully. The enclosed proxy card and voting materials allow you to vote your shares without actually attending your respective shareholder meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the shareholder meetings be held?
A:	The NCBC annual meeting will be held at its office located at 700 W. Cumberland Street, Dunn, North Carolina, on May 27, 2014 at 9:00 a.m., local time. The Select Bancorp special meeting will be held at 3600 Charles Blvd., Greenville, North Carolina, on May 27, 2014 at 3:00 p.m., local time.
Q:	How do I vote?
A:	NCBC. If you are a shareholder of record of NCBC as of the record date, you may vote in person by attending the NCBC annual meeting or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. You may also vote by internet or telephone by following the instructions contained on the enclosed proxy card.

If you hold shares of NCBC common stock in the name of a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented and voted at the NCBC annual meeting.

Select Bancorp.  If you are a shareholder of record of Select Bancorp as of the record date, you may vote in person by attending the Select Bancorp special meeting or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Holders of Select Bancorp common stock may also vote by internet or telephone by following the instructions contained on the enclosed proxy card.

If you hold shares of Select Bancorp common stock in the name of a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented and voted at the Select Bancorp special meeting.

Q:	What vote is required to approve each proposal?
A:	NCBC. The proposal at the NCBC annual meeting to approve the merger agreement (and the plan of merger contained therein, including the issuance of shares of NCBC common stock in connection with the merger) requires the affirmative vote of a majority of all shares of NCBC common stock entitled to vote at the NCBC annual meeting. Proposal 2 (Adjournment of Annual Meeting) and proposal 4 (Ratification of Accounting Firm) will be approved at the NCBC annual meeting if the number of shares cast for approval of each proposal exceeds the number of shares cast against the respective proposal. In the case of proposal 3 (Director Elections), the five nominees receiving the greatest number of votes shall be elected as directors of NCBC.

As of the record date for the NCBC annual meeting, directors and executive officers of NCBC and their affiliates are entitled to vote approximately 22.78% of the shares of the NCBC common stock outstanding and entitled to vote at the NCBC annual meeting.

Select Bancorp.  The proposal at the Select Bancorp special meeting to approve the merger agreement (and the plan of merger contained therein) requires the affirmative vote of a majority of all shares of Select Bancorp common stock entitled to vote at the Select Bancorp special meeting. The proposal at the Select Bancorp special meeting to adjourn the special meeting to a later date or dates, if necessary or appropriate, requires the number of votes cast in favor of adjournment to exceed the number of votes cast against adjournment for the proposal to be approved.

As of the record date for the Select Bancorp special meeting, directors and executive officers of Select Bancorp and their affiliates are entitled to vote approximately 20.71% of the shares of the Select Bancorp common stock outstanding as of such date.

Certain directors of Select Bancorp have agreed, in writing, to vote their shares in support of the merger and the merger agreement. As of the record date, such directors and their affiliates are entitled to vote approximately 14.13% of the shares of the Select Bancorp common stock outstanding and entitled to vote at the Select Bancorp special meeting.

The holder(s) of Select Bancorp’s outstanding shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series A (which we refer to as the “Select Bancorp Series A stock”), must also approve the merger agreement. For the merger agreement to be approved, a majority of all shares of Select Bancorp Series A stock entitled to vote at the special meeting must vote in favor of approving the merger agreement. Currently, the Secretary of the U.S. Treasury is the sole holder of the Select Bancorp Series A stock, which was issued in connection with Select Bancorp’s participation in the Small Business Lending Fund program, or the SBLF program, developed by the U.S. Department of the Treasury, or the Treasury.

Q:	How do the boards of directors of each of NCBC and Select Bancorp recommend that I vote on each proposal?
A:	NCBC. The NCBC board of directors recommends that you vote “FOR” approval of:
•	the Agreement and Plan of Merger and Reorganization;
•	the adjournment of the annual meeting to a later date or dates, if necessary or appropriate;
•	the election of Gerald W. Hayes, William L. Hedgepeth II, Tracy L. Johnson, Carlie C. McLamb, Jr., and Anthony E. Rand to the board of directors of NCBC; and
•	the ratification of the appointment of Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm for 2014.

Select Bancorp.  The Select Bancorp board of directors recommends that you vote “FOR” approval of the Agreement and Plan of Merger and Reorganization and “FOR” the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate.

Q:	How many votes do I have?
A:	NCBC. You are entitled to one vote for each share of NCBC common stock that you owned as of the record date.

Select Bancorp.  You are entitled to one vote for each share of Select Bancorp common stock that you owned as of the record date.

Q:	What will happen if I fail to vote or I abstain from voting?
A:	If you are a NCBC shareholder and you fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote against the proposal to approve the Agreement and Plan of Merger and Reorganization. If you are a Select Bancorp shareholder and you fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote against the proposal to approve the Agreement and Plan of Merger and Reorganization. Assuming a quorum (that is, holders of at least a majority of the outstanding shares of common stock of the applicable company as of the record date) is present, an abstention or the failure to vote, however, will have no effect on the proposal to approve the adjournment of the respective shareholder meetings, if necessary or appropriate. Similarly, with respect to the proposals to elect directors and to ratify the appointment of an accounting firm at the NCBC annual meeting, a failure to vote or abstention from voting will have no effect on the outcome of such proposals so long as a quorum is present.
Q:	If my shares of NCBC or Select Bancorp are held in street name by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares on the merger proposal for me?
A:	No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), your broker, bank or other nominee will not vote your shares of common stock on the merger proposal unless you provide instructions to your broker, bank or other nominee on how to vote on the merger. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this joint proxy statement/prospectus. Please note that you may not vote shares held in street name by returning a proxy card directly to NCBC or Select Bancorp or by voting in person at your shareholder meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or nominee.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the NCBC common stock or Select Bancorp common stock represented by your proxy will be voted in favor of that proposal.
Q:	What if I fail to submit my proxy card or I fail to instruct my broker, bank or other nominee to vote?
A:	If you fail to properly submit your proxy card or otherwise vote as instructed on the proxy card, or if you fail to properly instruct your broker, bank or other nominee to vote your shares of common stock and you do not attend the applicable shareholder meeting and vote your shares in person, your shares will not be voted. If you are a NCBC shareholder, this will have the same effect as a vote against approval of the Agreement and Plan of Merger and Reorganization, but will have no effect on the other proposals at the NCBC annual meeting. If you are a Select Bancorp shareholder, this will have the same effect as a vote against approval of the Agreement and Plan of Merger and Reorganization, but will have no effect on the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate.
Q:	Can I change my vote after I have returned a proxy or voting instruction card?
A:	Yes. You can change your vote at any time before your proxy is voted at your shareholder meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;
•	you can grant a new, valid proxy bearing a later date; or
•	if you are a holder of record, you can attend your shareholder meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of NCBC or Secretary of Select Bancorp, as appropriate, no later than the beginning of the applicable shareholder meeting. If your NCBC or Select Bancorp shares are held in street name by your bank, broker or other nominee, you should follow the directions you receive from your bank, broker or other nominee to change your voting instructions, or contact your broker, bank or other nominee if no such instructions are provided.

Q:	Am I entitled to appraisal rights or similar rights?
A:	Yes, if you are a Select Bancorp shareholder, then you are entitled to appraisal rights. Under North Carolina law, Select Bancorp shareholders may exercise their rights as objecting shareholders to demand payment of the fair value of their shares of Select Bancorp common stock in connection with the merger. These rights are occasionally referred to as “appraisal rights” in this joint proxy statement/prospectus. The provisions of North Carolina law governing appraisal rights are complex, and you should study them carefully if you wish to exercise these rights. Multiple steps must be taken to properly exercise and perfect such rights. A copy of Sections 55-13-01 through 55-13-31 of the North Carolina Business Corporation Act (which we refer to herein as the “NCBCA”) is included with this joint proxy statement/prospectus as Appendix B.

If you are a NCBC shareholder, you are not entitled to appraisal rights in connection with the merger.

Q:	Will the merger qualify as a tax-free reorganization?
A:	NCBC and Select Bancorp have each received an opinion from tax counsel that, subject to the limitations and qualifications and other matters set form in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to herein as the “Code”). The result of such tax treatment is that, for United States federal income tax purposes, Select Bancorp shareholders are not expected to recognize a gain or loss on the exchange of their Select Bancorp common stock for NCBC common stock, except with respect to any cash received in exchange for fractional shares. NCBC shareholders will have no tax consequences as a result of the merger. The opinion of tax counsel is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

Select Bancorp shareholders are urged to consult their tax advisors for a full understanding of the tax consequences of the merger to them because tax matters are very complicated and there could be different tax consequences depending on a shareholder’s individual tax circumstances. See “The Merger — Material U.S. Federal Income-Tax Consequences of the Merger” beginning at page 78.

Q:	When do you expect the merger to be completed?
A:	NCBC and Select Bancorp are working to complete the merger as soon as possible, and expect to complete the merger in the second quarter of 2014. However, the merger is subject to various federal and state regulatory approvals and other conditions, in addition to approval by the shareholders of both companies, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. There may be a substantial amount of time between the respective NCBC and Select Bancorp shareholder meetings and the completion of the merger.
Q:	What do I need to do now?
A:	Carefully read and consider the information contained in this document, including its appendices. After you have carefully read these materials, as soon as possible either (i) indicate on the attached proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed postage-paid envelope, or (ii) if you hold your shares in street name, follow the voting instructions provided by your bank, broker or other nominee to direct it how to vote your shares, so that your shares may be represented and voted at your respective shareholder meeting. NCBC shareholders may also vote by internet or telephone by following the instructions on the enclosed proxy card.
Q:	What will I receive in the merger?
A:	NCBC. You will continue to hold your shares of common stock in NCBC after the merger.

Select Bancorp.  In exchange for each share of Select Bancorp common stock, you will receive 1.8264 shares of NCBC common stock. This exchange ratio, however, will be automatically adjusted downward if the average closing price of NCBC common stock on NASDAQ for the 20 days preceding the Select Bancorp special meeting, which we refer to herein as the 20-day ACP, is above that price which, when multiplied by (i) 1.8264 and (ii) the number of outstanding shares of Select Bancorp common stock, results in a value greater than $31.3 million. In such an event, the exchange ratio shall be adjusted downward only so far as is necessary so that the resulting product obtained by multiplying the 20-day ACP by (i) the adjusted exchange ratio and (ii) the number of outstanding shares of Select Bancorp common stock, does not exceed $31.3 million. NCBC will not issue fractional shares in the merger. Instead, each holder of Select Bancorp common stock that would otherwise have been entitled to receive a fraction of a share of NCBC common stock will receive cash (without interest) in an amount equal to such fractional part of a share of NCBC common stock multiplied by $6.3935.

In exchange for each share of Select Bancorp Series A stock, such holder will receive one share of NCBC preferred stock having substantially identical rights, preferences, privileges, voting powers, limitations and restrictions as the Select Bancorp Series A stock.

Q:	Do I need to do anything with my shares of Select Bancorp or NCBC common stock now?
A:	No. Please do not send in your Select Bancorp stock certificates with your proxy card. If the merger is approved, then you will be sent a letter of transmittal that will include instructions for sending in your Select Bancorp stock certificates.

Each share of common stock of NCBC outstanding will continue to remain outstanding as a share of NCBC common stock after the merger. As a result, if you are a NCBC shareholder, you are not required to take any action with respect to your NCBC common stock certificates.

Q:	Whom should I call if I have any questions?
A:	NCBC or Select Bancorp shareholders who have questions about the merger or the other matters to be voted on at the shareholder meetings or desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are a NCBC shareholder:	If you are a Select Bancorp shareholder:
Lisa F. Campbell
EVP, Chief Operating Officer and
Chief Financial Officer
New Century Bancorp, Inc.
700 W. Cumberland Street
Dunn, North Carolina 28334
Phone: (910) 892-7080
E-mail: LisaC@NewCenturyBankNC.com	Mark A. Holmes President and Chief Executive Officer Select Bancorp, Inc. 3600 Charles Blvd. Greenville, North Carolina 27858 Phone: (252) 353-5730 E-mail: mholmes@selectbankandtrust.com

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document to fully understand the merger and the related transactions. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail. Unless otherwise indicated in this joint proxy statement/prospectus or the context otherwise requires, all references in this joint proxy statement/prospectus to “NCBC” refer to New Century Bancorp, Inc. and all references in this joint proxy statement/prospectus to “Select Bancorp” refer to Select Bancorp, Inc.

The Companies

New Century Bancorp, Inc. (see page 109)

New Century Bancorp, Inc.
700 W. Cumberland Street
Dunn, North Carolina 28334
Telephone: (910) 892-7080

NCBC was incorporated under the laws of the State of North Carolina on May 14, 2003 at the direction of the board of directors of New Century Bank, for the purpose of serving as the bank holding company for New Century Bank and became the holding company for New Century Bank on September 19, 2003. To become New Century Bank’s holding company, NCBC received the approval of the Board of Governors of the Federal Reserve System, which we refer to herein as the “Federal Reserve”, as well as the approval of New Century Bank’s shareholders. Upon receiving such approvals, each share of $5.00 par value common stock of New Century Bank was exchanged on a one-for-one basis for one share of $1.00 par value common stock of NCBC. NCBC is registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA, and the bank holding company laws of North Carolina. NCBC’s only business at this time is ownership of New Century Bank and its primary source of income is any dividends that are declared and paid by New Century Bank on its common stock.

New Century Bank was incorporated on May 19, 2000 as a North Carolina-chartered commercial bank, opened for business on May 24, 2000, and is located at 700 West Cumberland Street, Dunn, North Carolina. New Century Bank operates for the primary purpose of serving the banking needs of individuals and small to medium-sized businesses in its market area. New Century Bank offers a range of banking services including checking and savings accounts, commercial, consumer, mortgage and personal loans, and other associated financial services. New Century Bank’s primary market area is situated in southeastern North Carolina and includes Cumberland, Sampson, Robeson, Wake, Wayne and Harnett Counties. New Century Bank also has a loan production office in Pitt County, North Carolina.

On July 13, 2006, NCBC acquired Progressive State Bank, a bank organized under the laws of the state of North Carolina and headquartered in Lumberton, North Carolina. Simultaneously with the acquisition, Progressive State Bank was merged with and into NCBC’s wholly-owned banking subsidiary, New Century Bank South. New Century Bank South was subsequently merged with and into New Century Bank, NCBC’s other wholly-owned banking subsidiary, on March 28, 2008.

As of December 31, 2013, NCBC had consolidated assets, deposits and shareholders’ equity of approximately $525.6 million, $448.5 million, and $56.0 million, respectively. NCBC’s common stock is listed and traded on The NASDAQ Global Market under the symbol “NCBC.” See “Information about NCBC.”

Select Bancorp, Inc. (see page 135)

Select Bancorp, Inc.
3600 Charles Blvd.
Greenville, North Carolina 27858
Telephone: (252) 353-5730

Select Bancorp was incorporated under the laws of the State of North Carolina on June 25, 2007 to serve as a one-bank holding company of Select Bank and became the holding company for Select Bank on May 9, 2008.

Select Bank was chartered on July 30, 2004, and commenced operations as a North Carolina-chartered commercial bank in Greenville, North Carolina on August 3, 2004. Select Bank operates as a full-service bank and is engaged in general commercial and retail banking in the following North Carolina locations: Greenville (Pitt County), Elizabeth City (Pasquotank County), Washington (Beaufort County), Gibsonville (Guilford County), and Burlington (Alamance County). Select Bank’s corporate headquarters, which is also the location of its main branch, is located at 3600 Charles Blvd., Greenville, North Carolina.

As of December 31, 2013, Select Bancorp had consolidated assets, deposits and shareholders’ equity of approximately $280.4 million, $255.7 million and $33.1 million, respectively. There is no pubic trading market for Select Bancorp’s common stock. See “Information about Select Bancorp.”

The Shareholder Meetings

Date, Time and Place of NCBC Shareholder Meeting (see page 34)

NCBC will hold its annual meeting of shareholders on May 27, 2014 at 9:00 a.m., local time, at its main office located at 700 W. Cumberland Street, Dunn, North Carolina. The NCBC board of directors has set the close of business on April 4, 2014 as the record date for determining shareholders entitled to notice of, and to vote at, the annual meeting. On the record date, there were 6,921,574 shares of NCBC common stock issued and outstanding.

Date, Time and Place of Select Bancorp Shareholder Meeting (see page 42)

Select Bancorp will hold its special meeting of shareholders on May 27, 2014 at 3:00 p.m., local time, at 3600 Charles Blvd., Greenville, North Carolina. The Select Bancorp board of directors has set the close of business on March 31, 2014 as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. On the record date, there were 2,396,127 shares of Select Bancorp common stock outstanding and 7,645 shares of Select Bancorp Series A outstanding.

Purposes of the Shareholder Meetings (see page 34 and 42)

At the NCBC annual meeting, NCBC shareholders will be asked to vote on the following proposals:

•	a proposal to approve the Agreement and Plan of Merger and Reorganization pursuant to which Select Bancorp will merge with and into NCBC (including the issuance of shares of NCBC common stock pursuant thereto);
•	a proposal to adjourn the meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement;
•	a proposal to elect each of Gerald W. Hayes, William L. Hedgepeth II, Tracy L. Johnson, Carlie C. McLamb, Jr., and Anthony E. Rand to terms of three years on the board of directors of NCBC; and
•	a proposal to ratify the appointment of Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm for 2014.

The shareholders will also act upon any other matter that may properly come before the annual meeting or any adjournment or postponement thereof.

At the Select Bancorp special meeting, Select Bancorp shareholders will be asked to vote on the following proposals:

•	a proposal to approve the Agreement and Plan of Merger and Reorganization pursuant to which Select Bancorp will merge with and into NCBC; and
•	a proposal to adjourn the meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

Select Bancorp shareholders will also act on any other business that properly arises during the special meeting or any adjournment or postponement thereof.

Under the terms of the merger agreement, Select Bancorp will merge with and into NCBC. Select Bancorp will cease to exist as a separate entity. Following the merger, NCBC will subsequently change its name to “Select Bancorp, Inc.” Pursuant to a plan of merger between Select Bank and New Century Bank included within the merger agreement, Select Bank will merge with and into New Century Bank, with New Century Bank being the surviving bank. The merger between Select Bank and New Century Bank is referred to as the “bank merger” in this joint proxy statement/prospectus. Following the bank merger, the surviving bank will operate under the name “Select Bank & Trust Company.” The merger and the bank merger are currently anticipated to be completed in the second quarter of 2014, subject to receipt of the required regulatory and shareholder approvals.

A copy of the Agreement and Plan of Merger and Reorganization is attached to this joint proxy statement/prospectus as Appendix A and incorporated herein by reference.

Each of the NCBC and Select Bancorp Boards of Directors Recommend Shareholder Approval of the Agreement and Plan of Merger and Reorganization (see page 34 for NCBC and page 42 for Select Bancorp).

Each of the NCBC and Select Bancorp boards of directors believes that the merger is in the best interests of its respective shareholders and NCBC and Select Bancorp, respectively, and recommends that you vote “FOR” approval of the Agreement and Plan of Merger and Reorganization. For the factors considered by NCBC’s board of directors in reaching its decision to approve the Agreement and Plan of Merger, see “The Merger — NCBC’s Reasons for the Merger and Recommendation of the NCBC Board of Directors.” For the factors considered by Select Bancorp’s board of directors in reaching its decision to approve the Agreement and Plan of Merger, see “The Merger — Select Bancorp’s Reasons for the Merger and Recommendation of the Select Bancorp Board of Directors.”

Consideration Payable to Select Bancorp Shareholders (see page 82).

Select Bancorp common stock shareholders will receive merger consideration in the form of 1.8264 shares of NCBC common stock for each share of Select Bancorp common stock they held immediately before the merger. The exchange ratio of 1.8264 shares of NCBC common stock for each share of Select Bancorp common stock is subject to downward adjustment if the average closing price of NCBC common stock on NASDAQ for the 20 days preceding the Select Bancorp special meeting, which we refer to herein as the 20-day ACP, is above that price which, when multiplied by (i) 1.8264 and (ii) the number of outstanding shares of Select Bancorp common stock, results in a value greater than $31.3 million (which is equivalent to 1.40 times the aggregate tangible book value attributable to the common stock of Select Bancorp as of June 30, 2013). In such an event, the exchange ratio shall be adjusted downward only so far as is necessary so that the resulting product obtained by multiplying the 20-day ACP by (i) the adjusted exchange ratio and (ii) the number of outstanding shares of Select Bancorp common stock, does not exceed $31.3 million. NCBC will not issue fractional shares in the merger. Instead, each holder of Select Bancorp common stock that would otherwise have been entitled to receive a fraction of a share of NCBC common stock will receive cash (without interest) in an amount equal to such fractional part of a share of NCBC common stock multiplied by $6.3935.

Under the terms of the merger agreement, Select Bancorp has a qualified right to terminate the merger agreement if NCBC’s stock price declines below a certain threshold prior to the date of the Select Bancorp special meeting. Specifically, if the 20-day ACP immediately prior to the Select Bancorp special meeting is below that price which, when multiplied by (i) 1.8264 and (ii) the number of outstanding shares of Select Bancorp common stock, results in an aggregate value less than $24.6 million (which is equivalent to 1.10 times the aggregate tangible book value attributable to the common stock of Select Bancorp as of June 30, 2013), then Select Bancorp may provide notice to NCBC that it is electing to terminate the merger agreement. Such a termination by Select Bancorp, however, will not be effective if within 30 days of such termination notice, NCBC notifies Select Bancorp that it is electing to increase the common stock exchange ratio above 1.8264 shares of NCBC common stock for each share of Select Bancorp common stock. To avoid termination, NCBC would be required to increase the per share exchange ratio to a number of shares of NCBC common stock that, when multiplied by (i) the 20-day ACP and (ii) the number of outstanding shares of Select Bancorp common stock, equals at least $24.6 million. See “Merger Agreement — Termination of the Merger Agreement” for additional detail regarding termination rights under the merger agreement.

In exchange for each share of Select Bancorp Series A stock held immediately prior to the merger, holders of Select Bancorp Series A stock will receive one share of New Century preferred stock, having substantially identical rights, preferences, privileges, voting powers, limitations and restrictions as the Select Bancorp Series A stock.

Opinion of Select Bancorp’s Financial Advisor (see page 50).

Smith Capital, Inc. delivered a written opinion to the Select Bancorp board of directors that, as of September 30, 2013, and subject to the qualifications and limitations on the review by Smith Capital in rendering its opinion, the consideration to be received by Select Bancorp common stock shareholders pursuant to the terms of the merger agreement is fair, from a financial point of view, to Select Bancorp common stock shareholders. The opinion is attached to this joint proxy statement/prospectus as Appendix C. You should read the entire opinion carefully in connection with your consideration of the proposed merger. The opinion is directed to Select Bancorp’s board of directors and does not constitute a recommendation to any holder of Select Bancorp common stock as to how any shareholder should vote on any of the proposals to be considered at the special meeting.

Opinion of NCBC’s Financial Advisor (see page 62)

On September 30, 2013, Janney Montgomery Scott LLC, or Janney, provided its opinion to the NCBC board of directors that as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to Select Bancorp’s shareholders pursuant to the merger agreement is fair, from a financial point of view, to NCBC’s shareholders. The full text of Janney’s opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Appendix D. NCBC’s shareholders are encouraged to read the opinion in its entirety. Janney’s written opinion is addressed to the NCBC board of directors and is directed only to the consideration in the merger and does not constitute a recommendation as to how any holder of NCBC common stock should vote with respect to the merger.

Approval of a Majority of all Shares of Select Bancorp Common Stock Entitled to Vote at the Special Meeting is Required for the Merger to be Consummated (see page 42).

Approval of holders of a majority of all shares of Select Bancorp common stock entitled to vote at the special meeting is required to approve the merger agreement. Each holder of shares of Select Bancorp common stock outstanding on the record date will be entitled to one vote for each share held. The vote required for approval of the merger agreement is a percentage of all outstanding shares of Select Bancorp common stock. Therefore, abstentions, failures to vote and broker non-votes will have the same effect as votes against approval of the merger agreement.

Approval of a Majority of all Shares of NCBC Common Stock Entitled to Vote at the Annual Meeting is Required for the Merger to be Consummated (see page 35).

Approval of holders of a majority of all shares of NCBC common stock entitled to vote at the annual meeting is required to approve the merger agreement. Each holder of shares of NCBC common stock outstanding on the record date will be entitled to one vote for each share held. The vote required for approval of the merger agreement is a percentage of all outstanding shares of NCBC common stock. Therefore, abstentions, failures to vote and broker non-votes will have the same effect as votes against approval of the merger agreement.

Certain Select Bancorp Directors Have Entered into Voting Agreements (see page 43).

In consideration of NCBC agreeing to enter into the merger agreement, certain directors of Select Bancorp have agreed to vote the shares of Select Bancorp common stock beneficially owned by them in favor of the merger and not to support any other merger or acquisition proposal by a third party. Because these Select Bancorp directors collectively beneficially own approximately 14.13% of the outstanding shares of Select Bancorp common stock as of March 31, 2014 (excluding shares underlying stock options), these voting agreements may have the effect of discouraging a competing offer to acquire Select Bancorp.

NCBC Directors Have Approved the Merger Agreement and are Expected to Vote in Favor of the Merger Agreement (see page 35).

Directors of NCBC have sole or shared voting power over 1,570,359 shares of NCBC common stock, or approximately 22.69% of the shares of NCBC common stock outstanding as of the record date. The NCBC directors have approved the merger agreement and are expected to vote for approval of the merger agreement and the merger.

Select Bancorp Directors and Executive Officers may have Interests in the Merger that Differ from Interests of Select Bancorp Shareholders (see page 71).

Select Bancorp’s directors and executive officers have economic interests in the merger that are different from, or in addition to, their interests as Select Bancorp shareholders. The Select Bancorp board of directors considered these interests in its decision to adopt and approve the merger agreement and to recommend approval of the Agreement and Plan of Merger and Reorganization to Select Bancorp shareholders. Some of the interests of the directors and executive officers of Select Bancorp include:

•	Concurrent with completion of the merger, NCBC will take certain actions to reconstitute the boards of directors of NCBC and New Century Bank so that each board is composed of 16 members, with 11 members of the post-merger boards being individuals from the current boards of directors of NCBC and New Century Bank and the other 5 newly appointed members anticipated to be James H. Glen, Jr., Alicia Speight Hawk, Gene W. Minton, V. Parker Overton and K. Clark Stallings, each of whom is a current member of the Select Bancorp board of directors. In connection with their service on the post-merger boards, the continuing Select Bancorp directors will be eligible to receive the same board compensation as is paid to other directors of NCBC, which currently includes a monthly retainer of $333, a per board meeting attendance fee of $500, and a per committee attendance fee of $400. The NCBC Board generally meets once a month and with committee meetings on an as-needed basis. Select Bancorp currently pays its directors a monthly board meeting attendance fee of $750.
•	As a condition to entering into the merger agreement, NCBC and New Century Bank have agreed to offer Mark A. Holmes and Gary J. Brock positions on the executive management team of NCBC and New Century Bank and to offer Anne R. Corey a position as New Century Bank’s Senior Credit Administrator. Messrs. Holmes and Brock and Ms. Corey, each of whom currently are executive officers of Select Bank, are anticipated to be offered annual salaries in the following amounts in connection with their continued employment by NCBC or its subsidiary bank following the merger: Mr. Holmes — $185,000, Mr. Brock — $200,000, and Ms. Corey — $135,000. Their current annual salaries with Select Bancorp are: Mr. Holmes — $205,000, Mr. Brock — $200,000, and Ms. Corey — $122,000.
•	Select Bancorp has made stock option awards to certain officers and directors under the Amended and Restated 2005 Select Bancorp, Inc. Incentive Stock Option Plan, the Amended and Restated 2005 Select Bancorp, Inc. Nonstatutory Stock Option Plan, and the 2008 Select Bancorp, Inc. Omnibus Stock Ownership and Long Term Incentive Plan (the “Select Bancorp Stock Plans”). At the effective time of the merger, in accordance with the terms of the merger agreement, NCBC has agreed to assume the Select Bancorp Stock Plans, with each outstanding option being converted to options to purchase shares of common stock of NCBC at the same exchange ratio used for shares of Select Bancorp common stock in the merger. There is no monetary value to the conversion of these options since all stock options were already vested and there will be no acceleration of vesting of stock options held by directors and officers of Select Bancorp as a result of the merger.
•	As part of the merger, Messrs. Holmes and Brock and Ms. Corey, each of whom is currently an officer of Select Bank, shall be entitled to certain benefit payments in connection with such executive’s agreement to terminate his or her existing employment or change in control agreement and to settle and release Select Bancorp and Select Bank from obligations thereunder. The respective payment amounts are as follows: Mr. Holmes — $579,199; Mr. Brock — $345,731; and Ms. Corey — $243,818.

•	NCBC will generally indemnify and will provide liability insurance to each officer and director of Select Bancorp for a period of six years following the effective time of the merger.

Select Bancorp’s board of directors was aware of these interests, considered them in approving and recommending the merger, and determined them to be reasonable.

Conditions Must be Satisfied Before the Merger Will be Completed (see page 91).

Currently, we expect to complete the merger in the second quarter of 2014. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on the approval of the merger agreement by Select Bancorp shareholders at the Select Bancorp special meeting and by NCBC shareholders at the NCBC annual meeting and receipt of the required regulatory approvals, in addition to satisfaction of, or where legally permissible, waiver of, other customary conditions. We cannot be certain when, or if, the conditions to the merger will be satisfied or, where permissible, waived, or that the merger will be completed.

Regulatory Approval or No Objection Must Be Obtained Before the Merger Will be Completed (see page 74).

NCBC and Select Bancorp have agreed to use best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approvals or non-objections from the Federal Reserve and other federal and state regulatory authorities, including, with respect to the bank merger, approval of the Federal Deposit Insurance Corporation, or the FDIC, the North Carolina Commissioner of Banks, or the NCCOB, and the North Carolina State Banking Commission. NCBC and Select Bancorp have filed, or are in the process of filing, applications and notifications to obtain the required regulatory approvals and non-objections. In obtaining the required regulatory approvals, NCBC and Select Bancorp are not required to agree to any restriction or condition that would be reasonably deemed by NCBC or Select Bancorp to be materially disadvantageous or burdensome or to so adversely affect the economic or business benefits of the merger agreement to NCBC or Select Bancorp’s shareholders as to render it inadvisable for such company to consummate the merger. As of March 19, 2014, NCBC and Select Bancorp have now received the required state regulatory approvals of the merger and the subsidiary bank merger from the NCCOB and North Carolina State Banking Commission. Although we do not know of any reason why we cannot obtain the remaining federal regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them. Approval or nonobjection by our regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Select Bancorp or NCBC shareholders.

Termination of the Merger Agreement (see page 93).

The merger agreement may be terminated by mutual consent, or by either NCBC or Select Bancorp if the merger has not occurred by July 31, 2014, and under other limited circumstances described in the merger agreement and which are described in further detail later in this joint proxy statement/prospectus.

Select Bancorp will be required to pay NCBC a termination fee in the amount of $1,675,000, under certain circumstances described in the merger agreement, including if:

•	the merger agreement is terminated by NCBC because the Select Bancorp board of directors (i) fails to recommend approval of the merger agreement to its shareholders or withdrawals, modifies, or qualifies such recommendation in a manner adverse to NCBC or recommends to Select Bancorp shareholders that they approve a competing acquisition proposal; or (ii) fails to fulfill its obligations under the merger agreement to call a meeting of shareholders to approve the merger agreement;
•	after receipt of a written, competing acquisition proposal that the Select Bancorp board of directors has concluded is a superior proposal (as defined in the merger agreement and described in greater detail under “The Merger Agreement — Agreement Not to Solicit Other Offers”), the merger agreement is terminated by Select Bancorp in order to enter into such acquisition proposal;
•	within 12 months of the merger agreement being terminated as a result of the Select Bancorp or NCBC shareholders failing to approve the merger agreement, and provided that prior to such termination an acquisition proposal related to Select Bancorp or Select Bank has been made by a third party, (i) Select Bancorp or Select Bank (i) enters into a merger agreement or other combination transaction with, or agrees to sell substantially all of its assets to, such third party; (ii) such third party acquires more than 50% of the outstanding common stock of Select Bancorp or Select Bank; or (iii) Select Bancorp or Select Bank implements or adopts a plan of liquidation or recapitalization relating to more than 50% of such entity’s common stock or other extraordinary dividend related to substantially all of such entity’s common stock or assets; or
•	a tender or exchange offer for 25% or more of Select Bancorp or Select Bank’s outstanding common stock is commenced and the board of directors of Select Bancorp or Select Bank does not recommend rejection of such offer.

NCBC and New Century Bank may also be obligated to pay Select Bancorp a termination fee of $1,675,000 if the board of directors of NCBC or New Century Bank terminates the merger agreement in order to approve or recommend approval of any merger, exchange, consolidation, business combination, recapitalization, liquidation, dissolution, or similar transaction involving NCBC or New Century Bank other than the transactions contemplated by the merger agreement.

The parties rights of termination, the termination fees and expense reimbursement obligations of the parties are described in greater detail later in this joint proxy statement/prospectus — see “Merger Agreement — Termination of the Merger Agreement.”

Rights of NCBC Shareholders Differ from those of Select Bancorp Shareholders (see page 105).

When the merger is completed, Select Bancorp shareholders who receive NCBC common stock as consideration in the merger will become NCBC shareholders. The rights of NCBC shareholders differ from the rights of Select Bancorp shareholders in certain important ways. Most of these have to do with provisions in NCBC’s articles of incorporation and bylaws that differ from those of Select Bancorp.

Select Bancorp Shareholders Have Appraisal Rights in Connection with the Merger (see page 74).

Select Bancorp shareholders are entitled to exercise appraisal rights with respect to the merger and, if the merger is completed and they perfect their appraisal rights, to receive payment in cash for the fair value of their shares of Select Bancorp common stock instead of shares of NCBC common stock. In general, to preserve their appraisal rights, Select Bancorp shareholders who wish to exercise these rights must:

•	be entitled to vote on the merger;
•	deliver to Select Bancorp, at or before Select Bancorp’s special meeting of shareholders, written notice of the shareholder’s intent to demand payment if the merger is effectuated;
•	not vote their shares for approval of the merger agreement; and
•	comply with the other procedures set forth in Sections 55-13-01 through 55-13-31 of the NCBCA.

The text of Sections 55-13-01 through 55-13-31 of the NCBCA governing appraisal rights is included with this joint proxy statement/prospectus as Appendix B. Failure to comply with the procedures described in Appendix B will result in the loss of appraisal rights under the NCBCA. We urge you to carefully read the text of Sections 55-13-01 through 55-13-31 of the NCBCA governing appraisal rights.

Select Bancorp Has Agreed Not to Solicit Acquisition Proposals (see page 89).

In the merger agreement, Select Bancorp has agreed not to solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals for an acquisition transaction involving Select Bancorp by any party other than NCBC. This restriction may deter other potential acquirors of control of Select Bancorp. However, Select Bancorp may take certain of these actions if its board of directors determines that it must do so in order to properly discharge its fiduciary duties following consultation with its legal counsel and financial advisors.

The merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (see page 79).

NCBC and Select Bancorp have each received an opinion from tax counsel that, subject to the limitations and qualifications and other matters set form in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, as a result of such tax treatment, the merger will be tax-free to Select Bancorp shareholders with respect to the shares of NCBC common stock they receive in the merger. The opinion of tax counsel is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

The federal income-tax consequences described above may not apply to all holders of Select Bancorp common stock. Their tax consequences could depend on their individual situations. Accordingly, we strongly urge all Select Bancorp shareholders to consult with their individual tax advisors for a full understanding of the particular tax consequences of the merger to them. See “The Merger — Material U.S. Federal Income-Tax Consequences of the Merger” beginning at page 78.

MARKET PRICE AND DIVIDEND INFORMATION, RELATED SHAREHOLDER MATTERS

NCBC common stock is listed and trades on The NASDAQ Global Market under the symbol “NCBC.” As of March 31, 2014, there were 6,921,574 shares of NCBC common stock outstanding, which were held by 1,318 holders of record, and outstanding options that were exercisable on that date (or within 60 days of that date) for 273,516 additional shares of NCBC common stock.

There is no established trading market for the Select Bancorp common stock. As of March 31, 2014, there were 2,396,127 shares of Select Bancorp common stock outstanding, which were held by 394 holders of record.

Select Bancorp shareholders are advised to obtain current market quotations for NCBC common stock. The market price of NCBC common stock will fluctuate between the date of this joint proxy statement/prospectus and the effective date of the merger. No assurance can be given concerning the market price of NCBC common stock after the effective date of the merger.

The following table shows, for the indicated periods, the high and low sales prices per share for NCBC common stock, as reported on The NASDAQ Global Market.

	Sales Prices
	High	Low
2014
First Quarter	$7.00	$6.30
Second Quarter (through April 17, 2014)	7.43	6.75
2013
First Quarter	$6.65	$5.50
Second Quarter	6.50	5.43
Third Quarter	7.42	6.16
Fourth Quarter	7.20	5.90
2012
First Quarter	$3.34	$1.89
Second Quarter	4.90	2.94
Third Quarter	5.75	4.52
Fourth Quarter	6.14	5.30

On September 27, 2013, the last full trading day before public announcement of the execution of the merger agreement on which shares of NCBC common stock were traded on The NASDAQ Global Market, and April 17, 2014, the last practicable trading date before the date of this joint proxy statement/prospectus on which shares of NCBC common stock were traded, the high, low and closing sales prices for NCBC common stock were as follows:

September 27, 2013			April 17, 2014
High	Low	Closing	High	Low	Closing
$6.98	$6.77	$6.87	$7.23	$7.23	$7.23

There is not a liquid market for Select Bancorp common stock and it is not currently listed or quoted on any exchange, quotation service, or bulletin board. Any shares of Select Bancorp common stock traded to date have been as the result of privately negotiated transactions.

Holders of NCBC’s common stock are entitled to receive ratably such dividends as may be declared by NCBC’s board of directors out of legally available funds. The ability of NCBC’s board of directors to declare and pay dividends on its common stock is subject to the terms of applicable North Carolina law and applicable banking regulations.

Also, NCBC may not pay dividends on its capital stock if it is in default or has elected to defer payments of interest under its outstanding junior subordinated debentures. The declaration and payment of future dividends to holders of NCBC common stock, if any, will depend upon its earnings and financial condition, the capital requirements of its subsidiary bank, regulatory conditions and other factors as its board of directors may deem relevant.

NCBC has not paid a cash dividend since inception and does not intend to declare or pay cash dividends on its common stock for the foreseeable future.

The ability of Select Bancorp’s board of directors to declare and pay dividends on its common stock is subject to the terms of applicable North Carolina law and banking regulations. The NCBCA prohibits the payment of a dividend if, after giving it effect, a corporation would not be able to pay its debts as they become due in the usual course of business or if its total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any preferred shareholders. The ability of Select Bancorp to pay dividends on its common stock is also limited by the terms of the outstanding shares of Select Bancorp Series A stock issued to the U.S. Treasury under the Treasury’s SBLF program. For example, if a scheduled quarterly cash dividend is not declared and paid in full on the outstanding Select Bancorp Series A stock, then Select Bancorp is not permitted to pay a cash dividend on its outstanding shares of common stock for the next three quarterly periods. To date, Select Bancorp has not missed a scheduled dividend payment on its outstanding Series A stock.

If and when cash dividends are declared, they will be largely dependent on Select Bancorp’s earnings, financial condition, business projections, general business conditions, and other pertinent factors including the ability of Select Bank of declare and pay dividends.

Select Bancorp has not declared or paid a cash dividend on its common stock since inception.

COMPARATIVE PER SHARE DATA

The NCBC and Select Bancorp historical and the unaudited pro forma combined NCBC and Select Bancorp equivalent per share financial data for the year ended December 31, 2013 is presented below. This information should be considered together with the financial statements and related notes of NCBC and Select Bancorp found elsewhere in this joint proxy statement/prospectus.

Unaudited Pro Forma Comparative Per Share Data
For The Year Ended December 31, 2013

	NCBC Historical	Select Bancorp Historical	Proforma Combined	Proforma Equivalent Select Bancorp Share(1)
	(In dollars)
Basic Earnings Per Common Share	$0.43	$1.02	$0.62	$1.13
Diluted Earnings Per Common Share	0.43	0.99	0.62	1.13
Dividends Paid Per Common Share	—	—	—	—
Book Value Per Common Share	8.09	10.63	7.37	13.46

(1)	Pro forma equivalent Select Bancorp share calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 1.8264 shares of NCBC common stock for each share of Select Bancorp common stock in accordance with the merger agreement.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF
NEW CENTURY BANCORP, INC.

Set forth below are highlights derived from NCBC’s audited consolidated financial statements as of and for the years ended December 31, 2009 through 2013. You should read this information in conjunction with NCBC’s audited consolidated financial statements and related notes included in this joint proxy statement/prospectus and from which this information is derived. See “Financial Statements.”

New Century Bancorp, Inc.
Selected Financial Data

	At or for the year ended December 31,
	2013	2012	2011	2010	2009
	(dollars in thousands, except per share data)
Operating Data:
Total interest income	$22,903	$25,132	$30,383	$33,610	$33,030
Total interest expense	5,258	6,632	8,425	9,680	13,122
Net interest income	17,645	18,500	21,958	23,930	19,908
Provision (Recovery) for loan losses	(325)	(2,597)	6,218	15,634	5,472
Net interest income after Provision (recovery) for loan losses	17,970	21,097	15,740	8,296	14,436
Total non-interest income	2,629	3,598	2,817	2,678	3,098
Impairment of goodwill	—	—	—	—	8,674
Total non-interest expense	15,855	17,236	19,105	19,213	17,375
Income (loss) before income taxes	4,744	7,459	(548)	(8,239)	(8,515)
Provision for income taxes (benefit)	1,803	2,822	(385)	(3,284)	(73)
Net income (loss)	$2,941	$4,637	$(163)	$(4,955)	$(8,442)
Per Share Data:
Earnings (loss) per share – basic	$0.43	$0.67	$(.02)	$(.72)	$(1.24)
Earnings (loss) per share – diluted	0.43	0.67	(.02)	(.72)	(1.24)

	At or for the year ended December 31,
	2013	2012	2011	2010	2009
	(dollars in thousands, except per share data)
Market Price
High	7.42	6.14	6.00	6.44	7.67
Low	5.43	1.89	1.84	3.19	3.81
Close	6.67	5.60	2.00	4.98	4.75
Book value	8.09	7.84	7.22	7.19	7.96
Tangible book value	8.07	7.79	7.14	7.09	7.83
Selected Year-End Balance Sheet Data:
Loans, gross of allowance	$346,500	$367,892	$417,624	$470,484	$481,176
Allowance for loan losses	7,054	7,897	10,034	10,015	10,359
Other interest-earning assets	138,406	183,679	128,800	109,685	107,360
Core deposit intangible	182	298	545	699	853
Total assets	525,646	585,453	589,651	626,896	630,419
Deposits	448,458	498,559	501,377	534,599	540,262
Borrowings	18,677	30,220	36,249	40,038	32,936
Shareholders’ equity	56,004	54,179	49,546	49,692	54,409
Selected Average Balances:
Total assets	$555,354	$574,616	$624,015	$644,904	$630,521
Loans, gross of allowance	354,871	391,648	451,358	484,647	471,059
Total interest-earning assets	511,597	532,193	565,867	599,152	578,372
Goodwill and core deposit intangible	237	389	621	775	9,578
Deposits	470,526	481,387	533,000	548,768	527,844
Total interest-bearing liabilities	413,419	442,554	494,520	511,031	498,831
Shareholders’ equity	55,701	52,769	50,094	54,750	63,584
Selected Performance Ratios:
Return on average assets	0.53%	0.81%	(.03)%	(.77)%	(1.34)%
Return on average equity	5.28%	8.79%	(.33)%	(9.05)%	(13.28)%
Net interest margin(4)	3.46%	3.57%	3.91%	4.03%	3.49%
Net interest spread(4)	3.22%	3.34%	3.70%	3.75%	3.12%
Efficiency ratio(1)	78.20%	78.00%	77.10%	72.71%	75.52%
Asset Quality Ratios:
Nonperforming loans to period-end loans(2)	4.58%	3.27%	4.70%	2.60%	3.34%
Allowance for loan losses to period-end loans(3)	2.04%	2.15%	2.40%	2.13%	2.15%
Net loan charge-offs (recoveries) to average loans	0.15%	(0.12)%	1.37%	3.30%	0.84%
Capital Ratios:
Total risk-based capital	19.26%	16.60%	13.49%	13.04%	13.89%
Tier 1 risk-based capital	18.00%	15.34%	12.22%	11.78%	12.63%
Leverage ratio	12.62%	10.78%	9.14%	9.40%	10.02%
Tangible equity to assets	10.62%	9.20%	8.31%	7.82%	8.49%
Equity to assets ratio	10.65%	9.25%	8.40%	7.93%	8.63%

	At or for the year ended December 31,
	2013	2012	2011	2010	2009
	(dollars in thousands, except per share data)
Other Data:
Number of banking offices	8	7	9	9	9
Number of full time equivalent employees	97	111	116	138	133

(1)	Efficiency ratio is calculated as non-interest expenses divided by the sum of net interest income and non-interest income, excluding goodwill impairment.
(2)	Nonperforming loans consist of non-accrual loans and restructured loans.
(3)	Allowance for loan losses to period-end loans ratio excludes loans held for sale.
(4)	Fully taxable equivalent basis.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table shows selected unaudited proforma condensed combined financial information about the financial condition and results of operations of NCBC giving effect to the merger with Select Bancorp. The unaudited pro forma condensed combined financial statements contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting. The following selected unaudited pro forma condensed combined statements of operations data of NCBC for the year ended December 31, 2013 have been prepared to give effect to the merger as if the merger had been completed on January 1, 2013. The unaudited pro forma condensed combined balance sheet data at December 31, 2013 of NCBC has been prepared to give effect to the merger as if the merger was completed on December 31, 2013. The following selected unaudited pro forma condensed combined financial information is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2013 for consolidated statements of operations purposes, and on December 31, 2013 for consolidated balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 19. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 96. Unless otherwise stated, amounts are in thousands.

Selected Pro Forma Condensed Combined Financial Data
($ in thousands, except per share data)

As of and for the Year Ended December 31, 2013
Consolidated Statements of Income
Total interest income	$35,199
Total interest expense	5,344
Net interest income	29,855
Provision for loan losses	(25)
Noninterest income	3,809
Non interest expense	22,405
Income before income tax expense	11,284
Income taxes	4,193
Net income	7,091
Less preferred dividends	76
Net income available to common shareholders	$7,015
Common Share Data
Basic earnings per share	$0.62
Diluted Earnings per share	$0.62
Cash dividends per share	$—
Consolidated Balance Sheets
Total assets	$811,217
Investment securities	126,855
Loans	555,181
Deposits	676,442
Shareholder' equity	90,815

RISK FACTORS

You should carefully consider each of the following risk factors in evaluating whether to vote for the approval of the Agreement and Plan of Merger. If the merger is consummated, NCBC and Select Bancorp will operate as a combined company in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond the combined company’s control. An investment in the combined company’s common stock involves a high degree of risk. In addition to the other information contained in this joint proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding how to vote your Select Bancorp or NCBC shares.

We have described below the risks and uncertainties that we believe to be material to a decision on how to vote your Select Bancorp or NCBC shares. If any of the following risks and uncertainties develops into actual events, the combined company or its results of operations or financial condition could be adversely impacted. In such an event, the trading price of the NCBC common stock could decline and you could lose all or part of your investment. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Merger

Select Bancorp shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

Select Bancorp shareholders will experience a substantial reduction in their percentage ownership interests and effective voting power in NCBC compared to their ownership interests and voting power in Select Bancorp prior to the merger. If the merger is consummated and assuming an exchange ratio of 1.8264, current Select Bancorp common stock shareholders will own approximately 40% of NCBC’s outstanding common stock, on a fully diluted basis. Accordingly, former Select Bancorp shareholders will own less than a majority of the outstanding voting stock of the combined company and would, as a result, be outvoted by current NCBC shareholders if such current NCBC shareholders voted together as a group.

Because the market price of NCBC common stock will fluctuate, Select Bancorp common stock shareholders will not know until the effective time of the merger the value of the consideration they will receive in the merger.

The number of shares of NCBC common stock to be exchanged for each share of Select Bancorp common stock is generally fixed such that each such share of Select Bancorp common stock will be converted into the right to receive 1.8264 shares of NCBC common stock. This exchange ratio will only be adjusted in limited circumstances based on the value of NCBC common stock in the days preceding the Select Bancorp special meeting of shareholders (See “Merger Agreement — Terms of the Merger” for discussion of these potential adjustments). No adjustment will be made to the exchange ratio based on changes in the market price of NCBC common stock between the date of the Select Bancorp special meeting and the closing of the merger. Similarly, no adjustments to the exchange ratio will be made based on changes in the market price of Select Bancorp common stock prior to the completion of the merger. Changes in stock price may result from a variety of factors, including, among others, general market and economic conditions, changes in NCBC’s or Select Bancorp’s respective businesses, operations and prospects, market assessment of the likelihood that the merger will be completed as anticipated or at all and regulatory considerations. Many of these factors are beyond NCBC’s control.

As a result of any such changes in stock price, the market value of the shares of NCBC common stock that Select Bancorp shareholders receive at the time that the merger is completed could be significantly lower or higher than the value of such shares immediately before the public announcement of the merger, on the date of this joint proxy statement/prospectus, on the date of the Select Bancorp special meeting or on the date on which Select Bancorp shareholders actually receive their shares of NCBC common stock. Accordingly, at the time of the Select Bancorp special meeting, Select Bancorp shareholders will not know or be able to calculate the exact market value of NCBC common stock that they will receive upon completion of the merger, which could be significantly less than the current market value of NCBC common stock.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on NCBC’s ability to realize the anticipated benefits and cost savings from combining the businesses of NCBC and Select Bancorp. However, to realize these anticipated benefits and cost savings, NCBC must successfully combine the businesses of NCBC and Select Bancorp. If NCBC is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

NCBC and Select Bancorp have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect NCBC’s ability to maintain relationships with clients, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Select Bancorp and NCBC during that transition period.

NCBC and Select Bancorp will incur significant transaction and merger-related integration costs in connection with the merger.

NCBC and Select Bancorp expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. NCBC and Select Bancorp are continuing to assess the impact of these costs. Although NCBC and Select Bancorp believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

NCBC has not previously operated in many of Select Bancorp’s market areas.

Select Bancorp’s primary market area is the Greenville market, with full service branch offices in Burlington, Elizabeth City, Gibsonville, and Washington, North Carolina. The banking business in these markets is extremely competitive, and the level of competition may increase further. NCBC has not previously achieved substantial penetration into these market areas and there may be unexpected challenges and difficulties that could adversely affect NCBC following the completion of the merger.

The market price of NCBC common stock after the merger may be affected by factors different from those affecting the shares of Select Bancorp or NCBC currently.

The businesses of NCBC and Select Bancorp differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of either NCBC or Select Bancorp. For a discussion of the business of NCBC and of certain factors to consider in connection with its business, see “Information about NCBC.” For a discussion of the business of Select Bancorp and of certain factors to consider in connection with its business, see “Information about Select Bancorp.”

The exchange ratio of 1.8264 shares of NCBC common stock for each share of Select Bancorp common stock may be adjusted downward if the market price of NCBC common stock surpasses certain thresholds.

While the exchange ratio of 1.8264 shares of NCBC common stock for each share of Select Bancorp common stock is generally fixed, the exchange ratio will be adjusted downward if the average closing price of NCBC common stock on NASDAQ for the 20 days preceding the Select Bancorp special meeting, or the 20-day ACP, is above that price which, when multiplied by (i) 1.8264 and (ii) the number of outstanding shares of Select Bancorp common stock, results in a value greater than $31.3 million. In such an event, the exchange ratio shall be adjusted downward only so far as is necessary so that the resulting product obtained by multiplying the 20-day ACP by (i) the adjusted exchange ratio and (ii) the number of outstanding shares of Select Bancorp common stock, does not exceed $31.3 million.

After any such adjustment to the exchange ratio, if the market price of NCBC common stock decreases following the Select Bancorp shareholder’s meeting but prior to completion of the merger, the merger agreement does not require that the exchange ratio be re-adjusted to account for any such decrease in market price of the NCBC common stock.

The opinion obtained by Select Bancorp and NCBC from their respective financial advisors will not reflect changes in the value of NCBC common stock or Select Bancorp common stock between signing the merger agreement and the merger.

Select Bancorp has not obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from Smith Capital, and NCBC has not obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from Janney. Changes in the operations and prospects of NCBC or Select Bancorp, general market and economic conditions and other factors that may be beyond the control of NCBC and Select Bancorp, and on which the respective fairness opinions were based, may significantly alter the value of NCBC or Select Bancorp or the prices of shares of NCBC common stock or Select Bancorp common stock by the time the merger is completed. As a result, the current value of the common stock of NCBC and Select Bancorp may not be reflected in the fairness opinions. These opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because Select Bancorp and NCBC do not currently anticipate that they will request updated fairness opinions, the respective fairness opinions will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. As a result, the respective boards of directors of NCBC and Select Bancorp will not have the benefit of updated fairness opinions in making their respective recommendations to shareholders. For a description of the opinion that Select Bancorp received from Smith Capital, see “The Merger — Opinion of Select Bancorp’s Financial Advisor” For a description of the other factors considered by Select Bancorp’s board of directors in determining to approve the merger, see “The Merger — Select Bancorp’s Reasons for the Merger and Recommendation of the Select Bancorp Board of Directors.” For a description of the opinion that NCBC received from Janney, see “The Merger — Opinion of NCBC’s Financial Advisor.” For a description of the other factors considered by NCBC’s board of directors in determining to approve the merger, see “The Merger — NCBC’s Reasons for the Merger and Recommendation of the NCBC Board of Directors.”

The merger agreement contains provisions and terms, such as termination fees, that may limit or discourage other potential acquirers from making competing proposals to acquire Select Bancorp.

The merger agreement contains provisions that limit Select Bancorp’s ability to discuss competing third-party proposals to acquire all or a significant part of Select Bancorp or Select Bank. In addition, Select Bancorp has agreed to pay NCBC a termination fee of $1,675,000 if the transaction is terminated because Select Bancorp decides to enter into or close another acquisition transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Select Bancorp from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with NCBC, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Select Bancorp than it might otherwise have proposed to pay.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on NCBC.

Before the merger may be completed, various approvals, non-objections or consents must be obtained from the Federal Reserve and various state and federal bank regulatory agencies and other authorities. These governmental entities, including the Federal Reserve, the FDIC, and the NCCOB, may impose conditions on the completion of the merger or require changes to the terms of the merger (or the bank merger). Although NCBC and Select Bancorp do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of NCBC following the merger, any of which might have a material adverse effect on NCBC following the merger. NCBC and Select Bancorp are not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include a condition reasonably deemed by NCBC or Select Bancorp to be materially disadvantageous or burdensome or to so adversely affect the economic or business benefits of the merger agreement to NCBC or Select Bancorp’s shareholders as to render it inadvisable for the merger to be consummated.

NCBC’s possible involvement in another merger transaction contemporaneously with this merger transaction may make consummation of this transaction and successful integration of NCBC and Select Bancorp more difficult.

NCBC’s strategic plan is, in part, to grow through acquisitions of other financial institutions and/or the assets of other financial institutions, such as branches or lines of business. If NCBC announces another acquisition before the completion of the merger, the merger may be more difficult to complete due to potential delays in obtaining regulatory or shareholder approval and NCBC’s focus on that other transaction may limit its ability to fully realize the expected benefits from this transaction if the merger agreement is approved and the merger takes place.

Select Bancorp directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Select Bancorp shareholders.

Executive officers of Select Bancorp negotiated the terms of the merger agreement with their counterparts at NCBC, and Select Bancorp’s board of directors adopted and approved the merger agreement and recommended that Select Bancorp shareholders vote to approve the merger agreement on substantially the terms set forth in the merger agreement. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that certain of Select Bancorp’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Select Bancorp shareholders. For example, certain executive officers have entered into agreements with Select Bancorp or Select Bank that provide, among other things, severance and/or other benefits following the merger. These and some other additional interests of Select Bancorp directors and executive officers may cause some of these persons to view the proposed transaction differently than you may view it, as a shareholder. Select Bancorp’s board of directors was aware of these interests at the time it approved the transaction and found them to be reasonable. See “The Merger — Select Bancorp’s Directors and Officers Have Financial Interests in the Merger” for information about these financial interests.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or NASDAQ rules, the merger will not occur or will be delayed and each of NCBC and Select Bancorp may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions (which are described in greater detail beginning on page 91), must be satisfied or, with respect to conditions other than shareholder and regulatory approval, waived, if permissible, before NCBC and Select Bancorp are obligated to complete the merger:

•	the Agreement and Plan of Merger and Reorganization must be approved by the holders of a majority of the outstanding shares of Select Bancorp common stock as of the record date of the Select Bancorp special meeting;
•	the Agreement and Plan of Merger and Reorganization must be approved by the holders of a majority of the outstanding shares of NCBC common stock as of the record date of the NCBC annual meeting;
•	so long as such shares of the Series A stock remain outstanding, the holders of a majority of all outstanding shares of Select Bancorp Series A stock must vote to approve the Agreement and Plan of Merger and Reorganization;
•	all required regulatory approvals or consents must be obtained;
•	the absence of any law or order by a court or regulatory authority that prohibits, restricts or makes illegal the merger;
•	the ratio of Select Bank’s classified assets to the sum of its total loans must be less than three percent (3%) as of the effective time of the merger; and
•	the number of shares for which appraisal rights have been properly asserted shall not be more than twenty percent (20%) of the total issued and outstanding shares of Select Bancorp common stock.

The merger may distract management of Select Bancorp and NCBC from their other responsibilities.

The merger could cause the respective management groups of Select Bancorp and NCBC to focus their time and energies on matters related to the transaction that otherwise would be directed to their business and operations. Any such distraction on the part of either company’s management, if significant, could affect its ability to fully realize the expected financial benefits from this transaction if the merger agreement is approved and the merger takes place.

The unaudited pro forma financial information included in this joint proxy statement/prospectus is preliminary, and the combined company’s actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial information included in this joint proxy statement/prospectus.

The unaudited pro forma financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated.

Sales of substantial amounts of NCBC common stock in the open market by former Select Bancorp shareholders could depress NCBC’s stock price.

Shares of NCBC common stock that are issued to shareholders of Select Bancorp will be freely tradable without restrictions or further registration under the Securities Act, except for shares issued to any shareholder who may be deemed to be an affiliate of NCBC. As of March 31, 2014, NCBC had 6,921,574 shares of common stock outstanding and 291,215 shares of common stock subject to outstanding options and other rights to purchase or acquire its shares. NCBC currently expects that it will issue approximately 4,817,566 shares of NCBC common stock in connection with the merger (including shares underlying outstanding stock options of Select Bancorp that are being converted in the merger into options to purchase shares of NCBC common stock).

If the merger is completed and if Select Bancorp’s shareholders sell substantial amounts of NCBC common stock in the public market following completion of the merger, the market price of NCBC common stock may decrease. These sales might also make it more difficult for NCBC to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

Risks Related to NCBC’s Growth Strategy

NCBC may not be successful in identifying acquisition opportunities with strategic partners in attractive markets, which may adversely affect NCBC’s ability to implement its growth strategy.

NCBC’s growth strategy contemplates the future expansion of its business and operations both organically and by acquisitions such as through the establishment or acquisition of banks and banking offices in its existing market area and new markets. Implementing these aspects of NCBC’s growth strategy depends, in part, on its ability to successfully identify acquisition opportunities and strategic partners that will complement its operating philosophy and to successfully integrate their operations with NCBC’s, as well as generate loans and deposits within acceptable risk and expense tolerances. To successfully acquire or establish banks or banking offices, NCBC must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships and high caliber banking personnel to make these new banking offices profitable.

As consolidation of the financial services industry continues to occur, the competition for suitable acquisition candidates may increase. NCBC will compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than NCBC does and may be able to pay more for an acquisition than NCBC is able or willing to pay.

NCBC can offer no assurance that it will have opportunities to acquire other financial institutions or acquire or establish any new branches or loan production offices, or that it will be able to successfully negotiate, finance and complete any opportunities available to it. If NCBC is unable to successfully identify strategic partners and attractive growth markets to grow its business, its business, results of operations and stock price may be materially and adversely affected.

NCBC’s estimates and judgments used to evaluate credit, operational, and market risk relating to target institutions may not be accurate.

The acquisition by NCBC of other financial institutions such as Select Bank, or parts of other institutions, requires NCBC to make numerous estimates and judgments regarding the credit risk, loan portfolio, asset quality, and financial condition and operations of such institutions. Acquired institutions may have distressed assets and there can be no assurance that NCBC will be able to realize the value it predicts from those assets or that it will make sufficient provisions or have sufficient capital for future losses related to assets it may acquire. If the estimates and judgments NCBC makes and uses to evaluate institutions it may acquire prove to be inaccurate, NCBC’s financial condition and results of operations could be adversely affected.

NCBC may not be able to maintain and manage its organic growth, which may adversely affect its results of operations and financial condition.

NCBC’s business strategy contemplates continued growth, both organically and through acquisitions. NCBC can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits or in introducing new products and services at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with its historical or modified organic growth strategy. NCBC may be unable to continue to increase its volume of loans and deposits or to introduce new products and services at acceptable risk levels for a variety of reasons, including an inability to maintain capital and liquidity sufficient to support continued growth. If NCBC is successful in continuing its growth, it cannot assure you that further growth would offer the same levels of potential profitability or that NCBC would be successful in controlling costs and maintaining asset quality. Accordingly, an inability to maintain growth, or an inability to effectively manage growth, could adversely affect NCBC’s results of operations, financial condition and stock price.

The success of NCBC’s growth strategy depends on NCBC’s ability to identify and retain individuals with experience and relationships in the markets in which it intends to expand.

NCBC’s growth strategy contemplates that it will expand its business and operations, including into other markets. NCBC intends to primarily target market areas that it believes possess attractive demographic, economic or competitive characteristics. To expand into new markets successfully, NCBC must identify and retain experienced key management members with local expertise and relationships in these markets. Competition for qualified personnel in the markets in which NCBC may expand may be intense, and there may be a limited number of qualified persons with knowledge of and experience in the commercial banking industry in these markets. Even if NCBC identifies individuals that it believes could assist it in establishing a presence in a new market, NCBC may be unable to recruit these individuals away from other banks or be unable to do so at a reasonable cost. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out NCBC’s strategy is often lengthy. NCBC’s inability to identify, recruit and retain talented personnel to manage new offices effectively would limit its growth and could materially adversely affect its business, financial condition, results of operations and stock price.

NCBC may need additional access to capital, which it may be unable to obtain on attractive terms or at all.

NCBC may need to incur additional equity or debt financing in the future to make strategic acquisitions or investments, for future growth or to fund losses or additional provision for loan losses in the future. NCBC’s ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside NCBC’s control, and on NCBC’s financial performance. Accordingly, NCBC may be unable to raise additional capital, if and when needed, on terms acceptable to it, or at all. If NCBC cannot raise additional capital when needed, its ability to further expand its operations through internal growth and acquisitions could be materially impaired and its stock price negatively affected.

New bank office facilities and other facilities may not be profitable.

NCBC may not be able to organically expand into new markets that are profitable for its franchise. The costs to start up new bank branches and loan production offices in new markets, other than through acquisitions, and the additional costs to operate these facilities would increase NCBC’s noninterest expense and may decrease its earnings. It may be difficult to adequately and profitably manage NCBC’s growth through the establishment of bank branches or loan production offices in new markets. In addition, NCBC can provide no assurance that its expansion into any such new markets will successfully attract enough new business to offset the expenses of their operation. If NCBC is not able to do so, its earnings and stock price may be negatively impacted.

Acquisition of assets and assumption of liabilities may expose NCBC to intangible asset risk, which could impact its results of operations and financial condition.

In connection with any acquisitions, as required by U.S. generally accepted accounting principles, or GAAP, NCBC will record assets acquired and liabilities assumed at their fair value, and, as such, acquisitions may result in NCBC recording intangible assets, including deposit intangibles and goodwill. NCBC will perform a goodwill valuation at least annually to test for goodwill impairment. Adverse conditions in the business climate, including a significant decline in future operating cash flows, a significant change in NCBC’s stock price or market capitalization, or a deviation from NCBC’s expected growth rate and performance may significantly affect the fair value of any goodwill and may trigger impairment losses, which could be materially adverse to NCBC’s results of operations, financial condition and stock price.

Risks Related to NCBC’s Business and Industry

This section discusses risks relating to NCBC’s business and industry and includes risks we will continue to face after the merger. References in this subsection to “we” and “our” refer to NCBC and its subsidiaries.

Difficult market conditions have adversely affected the industry in which we operate.

The capital and credit markets have been experiencing volatility and disruption for over five years. Declines in the housing market over this period, with falling home prices and increasing foreclosures, unemployment and under employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. As a result of the broad based economic decline and the troubled economic conditions, financial institutions have pursued strategies that include seeking additional capital or merging with larger and stronger institutions. In some cases, financial institutions that did not pursue defensive strategies or did not succeed in those strategies, have failed. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. Additionally, the market disruptions have increased the level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. A worsening of the current conditions would exacerbate the adverse effects of these difficult market conditions on us and others in the financial institution industry. In particular, we may face the following risks in connection with these events:

•	Unreliable market conditions with significantly reduced real estate activity may adversely affect our ability to determine the fair value of the assets we hold. If we determine that a significant portion of our assets have values that are significantly below their recorded carrying value, we could recognize a material charge to earnings in the quarter during which such determination was made, our capital ratios would be affected and may result in increased regulatory scrutiny.
•	We may expect to face increased regulation of our industry, including as a result of The Emergency Economic Stabilization Act of 2008, or the EESA, or the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.
•	Market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause increases in delinquencies and default rates, which, among other effects, could affect our charge-offs and provision for loan losses.
•	Competition in the industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

Recent legislation and regulatory proposals in response to recent turmoil in the financial markets may materially adversely affect our business and results of operations.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments and achieve satisfactory interest spreads.

The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial-services industry, including new or revised regulation of such things as systemic risk, capital adequacy, deposit insurance assessments and consumer financial protection. In addition, the federal banking regulators have issued joint guidance on incentive compensation and the Treasury and the federal banking regulators have issued statements requiring higher capital and liquidity requirements for banking organizations. Complying with these and other new legislative or regulatory requirements, and any programs established thereunder, could have a material adverse impact on our results of operations, our financial condition and our ability to fill positions with the most qualified candidates available.

If we are unable to properly manage interest-rate risk, our level of net interest income and the results of our operations will be adversely affected.

Our assets and liabilities are primarily monetary in nature, and as a result, we are subject to significant risks tied to changes in interest rates. Our ability to operate profitably is largely dependent upon net interest income. In 2013, net interest income made up 87% of our recurring revenue. Unexpected movement in interest rates, that may or may not change the slope of the current yield curve, could cause our net interest margins to decrease, subsequently decreasing net interest income. In addition, such changes could materially adversely affect the valuation of our assets and liabilities.

As with most financial institutions, our results of operations are affected by changes in interest rates and our ability to manage this risk. The difference between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities may be affected by changes in market interest rates, changes in relationships between interest rate indices, and changes in the relationships between long-term and short-term market interest rates. In addition, the mix of assets and liabilities could change as varying levels of market interest rates might present our customer base with more attractive options.

Certain changes in interest rates, inflation, deflation or the financial markets could affect demand for our products and our ability to deliver products efficiently.

Loan originations, and potentially loan revenues, could be materially adversely impacted by rising interest rates. Conversely, falling rates could increase prepayments within our securities portfolio lowering interest earnings from those investments. An unanticipated increase in inflation could cause our operating costs related to salaries and benefits, technology and supplies to increase at a faster pace than revenues.

The fair market value of our securities portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations.

Our concentration of real estate loans subjects NCBC to risks that could materially adversely affect our results of operations and financial condition.

The majority of our loan portfolio is secured by real estate. As the economy has deteriorated and depressed real estate values, the collateral value of the portfolio and the revenue stream from those loans has come under stress and has required additional provisions to the allowance for loan losses. Our ability to dispose of foreclosed real estate and resolve credit quality issues is dependent on real estate activity and real estate prices, both of which have been unpredictable for more than five years.

Because we engage in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, we may be subject to the increased costs associated with the ownership of real property, which could result in reduced net income.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

•	general or local economic conditions;
•	environmental cleanup liability;
•	neighborhood values;
•	real estate tax rates;
•	operating expenses of the foreclosed properties;
•	ability to obtain and maintain adequate occupancy of the properties;
•	zoning laws, governmental rules, regulations and fiscal policies; and
•	natural disasters.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the rental income earned from such property, and we may have to advance funds in order to protect our investment or we may be required to dispose of the real property at a loss.

Greater loan losses than expected may materially adversely affect our earnings.

We, as lenders, are exposed to the risk that our customers will be unable to repay their loans in accordance with their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio will relate principally to the creditworthiness of business entities and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio will relate principally to the general creditworthiness of businesses and individuals within our local markets.

We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for estimated loan losses based on a number of factors. We believe that our current allowance for loan losses is adequate. However, if our assumptions or judgments prove to be incorrect, the allowance for loan losses may not be sufficient to cover actual loan losses. We may have to increase our allowance in the future in response to the request of one of our primary banking regulators, to adjust for changing conditions and assumptions, or as a result of any deterioration in the quality of our loan portfolio. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of an economic downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us or our region, such as disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of turmoil faced by banking organizations and the unstable credit markets during the last five years.

Our business is highly correlated to local economic conditions in a geographically concentrated part of the United States.

Unlike larger organizations that are more geographically diversified, our banking offices are primarily concentrated in select markets in eastern North Carolina. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets we serve could result in one or more of the following:

•	an increase in loan delinquencies;
•	an increase in problem assets and foreclosures;
•	a decrease in the demand for our products and services; and
•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

We rely on dividends from New Century Bank for most of our revenue.

NCBC is a separate and distinct legal entity from New Century Bank and dividends from New Century Bank are virtually the only source of revenue for NCBC. Various federal and state laws and regulations limit the amount of dividends that New Century Bank may pay to NCBC. Also, NCBC’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event New Century Bank is unable to pay dividends to NCBC, NCBC may not be able to service debt, pay obligations or pay dividends on its outstanding capital securities and its business, financial condition and results of operations may be materially adversely affected.

We are subject to regulation by various federal and state entities.

We are subject to the regulations of the SEC, the Federal Reserve, the FDIC and the NCCOB. New regulations issued by these agencies may adversely affect our ability to carry on our business activities. We are subject to various federal and state laws and certain changes in these laws and regulations may adversely affect our operations. Noncompliance with certain of these regulations may impact our business plans, including our ability to branch, offer certain products or execute existing or planned business strategies.

We are also subject to the accounting rules and regulations of the SEC and the Financial Accounting Standards Board. Changes in accounting rules could materially adversely affect our reported financial statements or our results of operations and may also require extraordinary efforts or additional costs to implement. Any of these laws or regulations may be modified or changed from time to time, and we cannot be assured that such modifications or changes will not adversely affect us.

We are subject to industry competition which may have an impact upon our success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive financial services environment. Certain competitors are larger and may have more resources than we do. We face competition in our regional market areas from other commercial banks, savings and loan associations, credit unions, internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Some of our nonbank competitors are not subject to the same extensive regulations that govern us or our bank subsidiary and may have greater flexibility in competing for business.

Another competitive factor is that the financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. Our future success may depend, in part, on our ability to use technology competitively to provide products and services that provide convenience to customers and create additional efficiencies in our operations.

Changes in the policies of monetary authorities and other government action could materially adversely affect our profitability.

The results of our operations are affected by policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and the current military operations and other instances of unrest in the Middle East, we cannot predict with certainty possible future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the U.S. government and other governments in responding to such terrorist attacks or events in the Middle East may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

We may invest or spend the proceeds in future stock offerings in ways with which you may not agree and in ways that may not earn a profit.

We may choose to use the proceeds of future stock offerings for general corporate purposes, including for possible acquisition opportunities that may become available. It is not known whether suitable acquisition opportunities may become available or whether we will be able to successfully complete any such acquisitions. We may use the proceeds of an offering only to focus on sustaining our organic, or internal, growth or for other purposes. In addition, we may use all or a portion of the proceeds of an offering to support our capital. You may not agree with the ways we decide to use the proceeds of any stock offerings, and our use of the proceeds may not yield any profits.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other large corporations, in our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside of our company and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new customers depends in part on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these essential functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, NCBC may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. NCBC may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on NCBC’s business and, in turn, NCBC’s financial condition and results of operations.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon customer and other external perceptions of our business practices and our financial health. Adverse perceptions regarding our business practices or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We may not be able to attract and retain skilled people.

NCBC’s success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by NCBC can be intense and NCBC may not be able to hire or retain suitable personnel. The unexpected loss of services of one or more of NCBC’s key personnel could have a material adverse impact on NCBC’s business because of their skills, knowledge of NCBC’s market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

The limitations on incentive compensation contained in the Dodd-Frank Act may adversely affect our ability to retain our highest performing employees.

The Dodd-Frank Act provides for implementation of a variety of corporate governance and compensation practices applicable to all public companies which may impact our executive officers and employees. If this were to occur, our businesses and results of operations could be adversely affected.

Risks Related to NCBC’s Common Stock

The price of NCBC’s common stock is volatile and may decline.

The trading price of NCBC’s common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of NCBC’s common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;
•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;
•	failure to meet analysts’ revenue or earnings estimates;
•	speculation in the press or investment community;
•	strategic actions by us or our competitors, such as acquisitions or restructurings;
•	actions by institutional shareholders;
•	fluctuations in the stock price and operating results of our competitors;
•	general market conditions and, in particular, developments related to market conditions for the financial services industry;
•	proposed or adopted regulatory changes or developments;
•	anticipated or pending investigations, proceedings or litigation that involve or affect us; or

•	domestic and international economic factors unrelated to our performance.

A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

Our trading volume has been low compared with larger national and regional banks.

NCBC’s common stock is traded on The NASDAQ Global Market. However, the trading volume of our common stock is relatively low when compared with more seasoned companies listed on The NASDAQ Global Market, The NASDAQ Global Select Market, or other consolidated reporting systems or stock exchanges. Thus, the market in our common stock may be limited in scope relative to other larger companies. In addition, we cannot say with any certainty that a more active and liquid trading market for NCBC common stock will develop.

Securities issued by NCBC, including our common stock, are not FDIC insured.

Securities issued by NCBC, including its common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the DIF or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

We have issued subordinated debentures which rank senior to NCBC’s common stock and reduce available funds for the payment of dividends or upon the dissolution of NCBC.

As of December 31, 2013, we have issued and have outstanding $12.4 million in subordinated debentures in connection with the issuance of trust preferred securities. These debentures rank senior to our common stock. As a result, the amount of funds available for the payment of dividends to our holders of common stock is reduced. Additionally, upon any liquidation of NCBC, the debentures will reduce the amount of funds available, if any, to distribute to the holders of our common stock.

We expect to issue preferred stock in connection with the merger and this preferred stock will have liquidation rights senior to our common stock.

We expect to issue 7,645 shares of preferred stock in connection with the merger. This series of preferred stock will rank senior, with regard to dividends, to our common stock. Furthermore, in the event of our liquidation, dissolution or winding-up of affairs, the preferred stock will rank senior to our common stock and holders of our preferred stock will be entitled to receive, out of our assets, after payment or provision for payment of our debts and other liabilities, the liquidation amount of $1,000 per share of issued and outstanding preferred stock.

Preferred stock issued by NCBC in connection with the merger may reduce net income available to holders of our common stock and earnings per common share.

The dividends declared on the preferred stock we expect to issue in connection with the merger will reduce any net income available to holders of our common stock and our earnings per common share. Our preferred stock will also receive preferential treatment in the event of sale, merger, liquidation, dissolution or winding up of our company.

We may issue additional debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate with certainty the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. In addition, future issuances of equity securities, including pursuant to outstanding stock options, could dilute the interests of our existing shareholders and could cause the market price of our common stock to decline. We may issue such additional equity or convertible securities to raise additional capital. Depending on the amount offered and the levels at which we offer the stock, issuances of common or preferred stock could be substantially dilutive to shareholders of our common stock. Moreover, to the extent that we issue restricted stock, phantom shares, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as shares of restricted stock vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict with certainty the effect that future sales of our common stock would have on the market price of our common stock.

We do not plan to pay cash dividends for the foreseeable future.

We do not expect to pay cash dividends on our common stock in the foreseeable future, as we intend to retain earnings to provide the capital necessary to fund our growth strategy. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina and federal banking regulations, our income and financial condition, tax considerations, and general business conditions. Therefore, shareholders of our common stock should not expect a current return in the form of cash dividends.

Our articles of incorporation, bylaws, and applicable banking laws may have an anti-takeover effect.

Provisions of our articles of incorporation and bylaws, as amended, and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may prohibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of NCBC, Select Bancorp and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “anticipate,” “continue,” “expect,” “project,” “potential,” “possible,” “predict,” “estimate,” “could,” “should,” “would,” “will,” “goal,” “target” or other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either NCBC or Select Bancorp to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following:

•	the risk that the businesses of NCBC and/or Select Bancorp in connection with the merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;
•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe;
•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	revenues following the merger may be lower than expected;
•	changes in the interest rate environment reduce interest margins and impact funding sources;
•	changes in market rates and prices may adversely impact the value of financial products;
•	customer and employee relationships and business operations may be disrupted by the merger;
•	the ability to obtain required governmental and shareholder approvals, and the ability to complete the merger on the expected timeframe;
•	possible changes in economic and business conditions;
•	the existence or exacerbation of general geopolitical instability and uncertainty;
•	the ability of NCBC to integrate any other acquisitions and retain existing and attract new customers;
•	possible changes in monetary and fiscal policies, and laws and regulations;
•	the effects of easing of restrictions on participants in the financial services industry;
•	the cost and other effects of legal and administrative cases;
•	possible changes in the creditworthiness of customers and the possible impairment of collectability of loans;
•	the effects of changes in interest rates; and
•	other risks and factors identified in this joint proxy statement/prospectus under the heading “Risk Factors.”

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to NCBC or Select Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus. Except to the extent required by applicable law or regulation, NCBC and Select Bancorp undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE NCBC ANNUAL MEETING

Date, Time and Place

NCBC will hold an annual meeting of its shareholders at its office located at 700 W. Cumberland Street, Dunn, North Carolina at 9:00 a.m. local time on May 27, 2014.

Purpose of the Annual Meeting

At the NCBC annual meeting, NCBC shareholders will be asked to vote on the following proposals:

•	a proposal to approve the Agreement and Plan of Merger and Reorganization pursuant to which Select Bancorp will merge with and into NCBC (including the issuance of shares of NCBC common stock pursuant thereto);
•	a proposal to adjourn the meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement;
•	a proposal to elect each of Gerald W. Hayes, William L. Hedgepeth II, Tracy L. Johnson, Carlie C. McLamb, Jr., and Anthony E. Rand to terms of three years on the board of directors of NCBC; and
•	a proposal to ratify the appointment of Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm for 2014.

The shareholders will also act upon any other matter that may properly come before the annual meeting or any adjournment or postponement thereof.

At the Select Bancorp special meeting, Select Bancorp shareholders will be asked to vote on the following proposals:

•	a proposal to approve the Agreement and Plan of Merger and Reorganization pursuant to which Select Bancorp will merge with and into NCBC; and
•	a proposal to adjourn the meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

Select Bancorp shareholders will also act on any other business that properly arises during the special meeting or any adjournment or postponement thereof.

Recommendation of the Board of Directors of NCBC

The NCBC board of directors has determined that the merger is advisable and in the best interests of NCBC and its shareholders and recommends that NCBC shareholders vote “FOR” approval of the Agreement and Plan of Merger and Reorganization, including the issuance of shares of NCBC common stock pursuant to the terms thereof. NCBC’s board of directors also recommends that shareholders vote “FOR” adjournment of the annual meeting to a later date or dates, if necessary or appropriate, “FOR” the election of the five NCBC board members, and “FOR” ratification of Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm for 2014.

Record Date; Shareholders Entitled to Vote

Shareholders of record at the close of business on April 4, 2014, which the NCBC board of directors has set as the record date, are entitled to notice of and to vote at the annual meeting. As of the close of business on that date, there were outstanding and entitled to vote 6,921,574 shares of common stock, $1.00 par value per share, each of which is entitled to one vote.

Quorum

A majority of the outstanding shares of NCBC common stock entitled to vote at the annual meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the annual meeting. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the annual meeting.

In general, with respect to shares held in street name, the holders of record have the authority to vote shares for which their customers do not provide voting instructions only on certain routine, uncontested items.

In the case of non-routine or contested items, the institution holding street name shares cannot vote the shares if it has not received voting instructions. These are considered to be “broker non-votes.” Proposal 4, ratification of the appointment of NCBC’s independent registered public accounting firm, is considered a “routine” matter and, therefore, nominee record holders of NCBC common stock that do not receive voting instructions from the beneficial owners of such shares are still permitted to return a proxy card with respect to such shares and vote on such proposal. While these nominee or broker-directed votes will count towards establishment of a quorum at the annual meeting, such nominees or brokers are not entitled to vote on the merger proposal without direction from the beneficial owner.

Vote Required

Approval of the merger agreement requires the affirmative vote of a majority of all shares of NCBC common stock entitled to vote at the special meeting. With respect to the proposal to adjourn the annual meeting, if necessary and appropriate, and the proposal to ratify the appointment of NCBC’s accounting firm, each such proposal will be approved if more shareholders vote in favor of such proposal than against such proposal at the annual meeting. With respect to the proposal for election of directors of NCBC, the five director nominees receiving the most votes will be elected.

Directors and executive officers of NCBC and their affiliates, who beneficially own approximately 22.78% of NCBC common stock as of the record date, are expected to vote for approval of the merger agreement.

Abstentions and Failure to Vote

Abstentions and the failure to vote will have the same effect as a vote against the proposal to approve the merger agreement. However, abstentions and the failure to vote will have no effect on the outcome of the vote on the other proposals at the annual meeting.

Voting of Proxies

The enclosed proxy with respect to the NCBC annual meeting is solicited by the board of directors of NCBC. The board of directors has selected J. Gary Ciccone, Sharon L. Raynor, and C.L. Tart, Jr. or any of them, to act as proxies with full power of substitution.

Whether or not you plan to attend the annual meeting, you may submit a proxy to vote your shares via mail by marking your vote, signing your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided. You may also vote by internet or telephone by following the instructions contained on the enclosed proxy card.

All proxies will be voted as directed by the shareholder on the proxy form. A proxy, if executed and not revoked, will be voted in the following manner (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	FOR approval of the Agreement and Plan of Merger and Reorganization; and
•	FOR approval of the proposal to adjourn the annual meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement; and
•	FOR the election of each of Gerald W. Hayes, William L. Hedgepeth II, Tracy L. Johnson, Carlie C. McLamb, Jr., and Anthony E. Rand to the board of directors of NCBC for three year terms; and
•	FOR the ratification of the appointment of Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm for 2014.

At the date hereof, management has no knowledge of any business that will be presented for consideration at the annual meeting and that would be required to be set forth in this joint proxy statement/prospectus or in the related NCBC proxy card, other than the matters set forth in the Notice of Annual Meeting of Shareholders of NCBC. If any other matter is properly presented at the NCBC annual meeting for consideration, proxies will be voted in the discretion of the proxy holder on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card, whether or not you intend to attend the NCBC annual meeting.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted on the merger proposal. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to NCBC or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of NCBC common stock on behalf of their customers may not give a proxy to NCBC to vote those shares on the merger proposal without specific instructions from their customers.

If you are a NCBC shareholder and you do not instruct your broker on how to vote your shares on the merger proposal, your failure to provide instructions will hve the same effect as a vote against the merger.

Your vote is important. Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the NCBC annual meeting in person.

Revocability of Proxies

A proxy is revocable at any time prior to or at the annual meeting by written notice to NCBC, by executing a proxy bearing a later date, or by attending the annual meeting and voting in person. A written notice of revocation of a proxy should be sent to the Secretary, New Century Bancorp, Inc., 700 W. Cumberland Street, Dunn, North Carolina 28334, and will be effective if received by the Secretary prior to the annual meeting. The presence of a shareholder at the annual meeting alone will not automatically revoke such shareholder’s proxy.

Solicitation of Proxies

NCBC will pay the costs of soliciting proxies from NCBC shareholders. These costs may include reasonable out of pocket expenses in forwarding proxy materials to beneficial owners. NCBC will reimburse brokers and other persons for their reasonable expenses in forwarding proxy materials to customers who are beneficial owners of the common stock of NCBC registered in the name of nominees.

In addition to solicitation by mail, officers and directors of NCBC may solicit proxies personally or by telephone. NCBC will not specifically compensate these persons for soliciting such proxies, but may reimburse them for reasonable out-of-pocket expenses, if any.

Proposal to Adjourn the Annual Meeting

If NCBC does not receive a sufficient number of votes to constitute a quorum or approve the merger agreement, it may propose to adjourn the annual meeting for the purpose of soliciting additional proxies to establish a quorum or approve the merger agreement. NCBC does not currently intend to propose adjournment at the annual meeting if there are sufficient votes to approve the merger agreement. Approval of this proposal requires the affirmative vote of holders of a majority of the shares of NCBC common stock represented in person or by proxy at the annual meeting.

The board of directors of NCBC unanimously recommends that NCBC shareholders vote “FOR” the proposal to adjourn the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the Agreement and Plan of Merger and Reorganization.

Proposal to Elect NCBC Directors

Director Nominees.  The NCBC board of directors has set the number of directors of NCBC at fifteen (15) and recommends that NCBC shareholders vote for the nominees listed below, each for a term of three years.

Name and Age	Position(s) Held	Director Since(1)	Principal Occupation and Business Experience During the Past Five Years
Gerald W. Hayes (70)	Director	2000	Attorney and President, Hayes, Williams, Turner & Daughtry, P.A.
William L. Hedgepeth II (52)	Director, President and CEO	2007	President and Chief Executive Officer, New Century Bancorp, Inc. and New Century Bank
Tracy L. Johnson (51)	Director	2000	President, Ace Services, Inc.; Vice President, Contech, Inc., Dunn, NC
Carlie C. McLamb, Jr. (49)	Director	2010	President, Carlie C’s Operation Center, Inc., dba Carlie C’s IGA (grocery stores)
Anthony E. Rand (74)	Director	2003	Member, State of North Carolina Post Release Supervision and Parole Commission; former Majority Leader, North Carolina State Senate; President, Rand & Gregory, P.A. (law firm)

(1)	The year first elected indicates the year in which each individual was first elected a director of NCBC or its subsidiary bank, as applicable, and does not reflect any break(s) in tenure.

The NCBC board of directors recommends that NCBC shareholders vote “FOR” each of the nominees for director named above.

Incumbent Directors.  The NCBC board of directors includes the following directors whose terms will continue after the NCBC annual meeting. Certain information regarding those directors is set forth in the following table.

Name and Age	Position(s) Held	Term Expires	Principal Occupation and Business Experience During the Past Five Years
J. Gary Ciccone (67)	Chairman of the Board	2016	Real estate developer; Owner, Nimocks, Ciccone & Townsend, Inc. (commercial real estate brokerage)
Oscar N. Harris (74)	Director	2015	Senior Partner-President, Oscar N. Harris & Assoc. P.A., (CPAs); former North Carolina State Senator; Mayor – City of Dunn
D. Ralph Huff, III (64)	Director	2016	Chairman, H&H Homes; Co-Owner – Coldwell Banker, Huff & Pennink, Advantage Real Estate Company
Ronald V. Jackson (72)	Director	2016	President, Clinton Truck and Tractor Company; Former President, Southeastern Equipment Dealers Association
J. Larry Keen, Ed.D. (67)	Director	2016	President, Fayetteville Technical Community College; Former Vice President, North Carolina Community College System
John W. McCauley (46)	Director	2015	Chief Executive Officer, Highland Paving Co, LLC; General Manager, McCauley-McDonald Investments, Inc.

Name and Age	Position(s) Held	Term Expires	Principal Occupation and Business Experience During the Past Five Years
Michael S. McLamb (63)	Director	2015	Certified Public Accountant; Retired Director and Treasurer, K&M Maintenance Services, Inc.
Sharon L. Raynor (56)	Director	2015	President and Director, LIFE, Inc., Goldsboro, NC
C. L. Tart, Jr. (79)	Director	2016	President, Chief Executive Officer and Chairman, Tart & Tart, Inc. (holding company)
W. Lyndo Tippett (74)	Director	2015	Former Secretary, State of North Carolina Department of Transportation; Partner, Tippett Bryan & Merritt (CPAs)

Please see the discussion appearing later in this joint proxy statement/prospectus entitled “Management Following The Merger” for a discussion of the directors that are contemplated to continue in office if the merger is consummated.

Qualifications of Directors.  A description of the specific experience, qualifications, attributes, or skills that led to the conclusion that each of the nominees and incumbent directors listed above should serve as a director of NCBC is presented below.

J. Gary Ciccone.  Mr. Ciccone has served as Chairman of the board of directors of NCBC since April 2008 and was a founding director of New Century Bank South, serving as Chairman of the Board of that institution from inception until its merger with New Century Bank. Mr. Ciccone has completed the North Carolina Bank Directors’ College and Advanced Bank Directors’ College programs. As co-owner and president of Nimocks, Ciccone & Townsend in Fayetteville, he has extensive experience in real estate development and commercial real estate brokerage. In addition, he holds a Bachelor of Science in Business Administration from the University of North Carolina at Chapel Hill and a law degree from the University Of North Carolina School Of Law, Chapel Hill, NC. Mr. Ciccone has prior experience as a bank director, serving on the board of directors and as secretary of New East Bank of Fayetteville, Fayetteville, NC. Mr. Ciccone served on the North Carolina Board of Transportation from November 2009 to October 2011.

Oscar N. Harris.  Mr. Harris was a founding director of New Century Bank and has served as a member of NCBC’s board of directors since inception. He has completed the North Carolina Bank Directors’ College and the Advanced Bank Directors’ College programs. Mr. Harris is a Certified Public Accountant and is Senior Partner and President of Oscar Harris & Associates, P.A., Dunn, NC. His background provides valuable financial and accounting expertise to the NCBC board of directors and the Audit Committee, which Mr. Harris chairs. In addition to his accounting background, Mr. Harris is also involved in numerous real estate businesses and in state and local matters. He served as a North Carolina State Senator from 1999 to 2002 and currently serves as Mayor of the City of Dunn. He is a graduate of Edwards Military Academy, Salemburg, NC and holds a Bachelor of Science degree in Business Administration from Campbell University, Buies Creek, NC, where he currently serves on the Presidential Board of Advisors. Mr. Harris has extensive prior bank director experience, formerly serving on the board of directors of First Federal Savings Bank from 1987 to 1988 and as a director of Standard Bank & Trust from 1988 to 1996. Mr. Harris was awarded the Man of the Year in Dunn, NC in 1986 and again in 2006 and received the Boy Scouts of America Distinguished Service Award in 1997. Mr. Harris currently serves on the Board of Trustees for Campbell University. He also serves as the Chairman of Campbell University Medical School Founders Board.

Gerald W. Hayes.  Mr. Hayes was a founding director of New Century Bank and has served as a member of NCBC’s board of directors since inception. Mr. Hayes is Chairman of the Nominating Committee. He has completed North Carolina Bank Directors’ College. Mr. Hayes is a member of Hayes, Williams, Turner & Daughtry, P.A. and has practiced law in Harnett County for over 40 years, providing the board with excellent perspective on legal issues and the Harnett County market area in general. He holds a Bachelor of Arts degree from the University of North Carolina at Chapel Hill and a law degree from Wake Forest University Law School, Winston-Salem, NC.

William L. Hedgepeth II.  Mr Hedgepeth is the President and Chief Executive Officer of NCBC and of New Century Bank. He previously served as Executive Vice President and Chief Operating Officer of NCBC

and New Century Bank and as President and Chief Executive Officer of New Century Bank South. Mr. Hedgepeth has 29 years of experience in banking, previously serving as Senior Vice President and Fayetteville Area Executive for another well established North Carolina community bank. He has completed the North Carolina Bank Directors’ College and Advanced Bank Directors’ College programs. He has completed the North Carolina Bankers Association’s Advanced Management Program. He holds a Bachelor of Arts degree from the University of North Carolina at Chapel Hill. He served on the board of directors of the North Carolina Bankers Association from 2008 to 2010.

D. Ralph Huff III.  Mr. Huff was a founding director of New Century Bank South and has served as a director of NCBC since 2008. Mr. Huff, who is Chairman of H&H Homes and Co-Owner of Coldwell Banker, Huff & Pennink, Advantage Real Estate Company, Fayetteville, has extensive experience in the real estate and construction industries. He has completed North Carolina Bank Directors’ College and holds a Bachelor of Arts degree in Business Administration from the University of North Carolina at Chapel Hill.

Ronald V. Jackson.  Mr. Jackson owns and operates Clinton Truck and Tractor Company, a 60-year old local firm where he began working in 1972. Mr. Jackson served on the New Century Bank board of directors in 2002, and on the Dunn and Clinton Advisory Boards. He has completed the North Carolina Bank Directors College. Prior to joining Clinton Truck and Tractor, he worked for International Harvester. A graduate of North Carolina State University in Raleigh, NC, he received his degree in agricultural engineering.

Tracy L. Johnson.  Mr. Johnson was a founding director of New Century Bank. He has extensive experience in business management, serving as President of Ace Services, Inc., Dunn, NC, Vice President of Contech Services, and President of Universal Management Group. He has completed North Carolina Bank Directors’ College. Mr. Johnson holds a Bachelor of Science in Biological & Agricultural Engineering from North Carolina State University.

J. Larry Keen, Ed.D.  Dr. Keen is the current President of Fayetteville Technical Community College, which is a role he has held since August of 2007. Prior to that, he served a six-year tenure with the North Carolina Community College System as Vice President for Economic and Workforce Development. Dr. Keen serves on the North Carolina Association of Community College Presidents and is a member of the Fayetteville Kiwanis Club. He also serves on the Cumberland County Partnership for Children and is a member of the Fayetteville/Cumberland County Chamber of Commerce. Previously, Dr. Keen served on the North Carolina Economic Development Association and the Airborne Scholarship Association. He is a graduate of Oklahoma State University where he earned a Doctor of Education.

John W. McCauley.  Mr. McCauley was a founding member of New Century Bank South and has served as a member of NCBC’s board of directors since 2004. Mr. McCauley is Chief Executive Officer of Highland Paving Co., LLC and General Manager of McCauley-McDonald Investments, Fayetteville, NC. He has completed North Carolina Bank Directors’ College and holds a Bachelor of Science in Economics from Davidson College, Davidson, NC and a law degree from the University of North Carolina School of Law, Chapel Hill, NC.

Carlie C. McLamb, Jr.  Mr. McLamb was a founding director of Computer World Inc., and has served as a Director and former Chairman of the Board of that company. Mr. McLamb has completed the Advanced Directors College program. Mr. McLamb is President of Carlie C’s IGA, which is a retail grocery store chain with 15 stores. Mr. McLamb is also a current Director of East Coast Ethanol, LLC and a former Elder and Deacon of Beulah Baptist Church.

Michael S. McLamb.  Mr. McLamb was a founding director of New Century Bank and has served as a member of NCBC’s board of directors since 2008. Mr. McLamb has completed North Carolina Bank Directors’ College. He is also a Certified Public Accountant and is the retired Treasurer of K&M Maintenance Services, Inc., a service contracting company based in Dunn, NC. Mr. McLamb has a Bachelor’s degree in Business Administration from Campbell University, Buies Creek, NC and currently serves on the Campbell University Presidential Board of Advisors and on various steering committees at Campbell University.

Anthony E. Rand.  Mr. Rand was a founding director of New Century Bank South. Mr. Rand served in the North Carolina Senate for 22 years and was the Senate Majority Leader in 1987-1988 and from 2001-2009. He currently serves as a Member of the North Carolina Post Release Supervision and Parole

Commission. He has completed North Carolina Advanced Bank Directors’ College. Mr. Rand holds a Bachelor of Arts in Political Science from the University of North Carolina at Chapel Hill and a law degree from the University of North Carolina School of Law, Chapel Hill, NC. Mr. Rand is President of the law firm of Rand & Gregory, P.A., Fayetteville, NC and has served on numerous boards and commissions including the board of directors of the General Alumni Association of the University of North Carolina, an organization for which he currently serves as Treasurer. Mr. Rand has prior experience as a bank director, formerly serving on the board of State Bank, Fayetteville, NC and on the local advisory board for First Citizens Bank.

Sharon L. Raynor.  Ms. Raynor has served as a director of New Century Bank since 2005 and as a member of NCBC’s board of directors since 2009. She has completed the North Carolina Bank Directors’ College. She is President and a member of the board of directors of LIFE, Inc., a provider of intermediate care facilities for the mentally handicapped and contract services to area mental health agencies throughout eastern North Carolina. Ms. Raynor is very involved in New Century Bank’s local community, serving as a member of the Betsy Johnson Foundation & Friends of the Foundation Fighting Cancer Fundraising committee, the Lucknow Garden Club, the Dunn schools advisory board and the advisory board for Harnett County schools. She worked in the public schools for seven years as a special education teacher. She is a member of the American Association on Intellectual and Developmental Disabilities, having been appointed by former Governor James B. Hunt. Ms. Raynor holds a Bachelor of Science in Special Education from East Carolina University, Greenville, NC. She has completed the North Carolina Bank Directors College.

C.L. (Bozie) Tart.  Mr. Tart was a founding director of New Century Bank and served as Chairman of New Century Bank and NCBC’s board of directors from 2000 to 2007. Mr. Tart has completed North Carolina Bank Directors’ College. As President and Chief Executive Officer of Tart & Tart, Inc., Dunn, NC, Mr. Tart has deep experience in various local real estate and business matters. In addition, he holds a Bachelor of Arts degree in Industrial Relations with a Minor in Business from the University of North Carolina at Chapel Hill. Mr. Tart has extensive prior experience as a financial institution director, previously serving as a director of United Carolina Bank, Whiteville, NC and as a member of the United Carolina Bank/BB&T local advisory board.

W. Lyndo Tippett.  Mr. Tippett was a founding director of New Century Bank South and has served as a member of NCBC’s board of directors since 2008. He has been a partner in the accounting firm of Tippett Bryan & Merritt, CPAs, Fayetteville, NC since 1976 and is a member of the AICPA and the NCACPA. He served as Secretary of Transportation for the State of North Carolina from 2001 through 2009 and served as a member of the North Carolina Board of Transportation for eight years prior to becoming Secretary. He served as a Director of the North Carolina State Health Plan of Teachers and State Employees from 2009 through 2011. He was Chief Executive Officer of Bybon, Inc., a manufacturing, retail and real estate concern, from 1970 through 1976. He previously served as a staff accountant with Ernst & Young. Mr. Tippett holds a Bachelor of Science in Accounting from Barton College. He also has prior experience as a bank director, serving on the board of State Bank, Fayetteville, NC and on the local advisory board for First Citizens Bank.

Additional information on the NCBC board of directors in provided later in this joint proxy statement/prospectus under the headings “Director Independence,” “Meetings and Committees of NCBC Board,” and “Executive Compensation.”

Proposal to Ratify Appointment of Independent Registered Public Accounting Firm

The board of directors of NCBC has appointed the firm of Dixon Hughes Goodman LLP, Certified Public Accountants, as NCBC’s independent registered public accounting firm for 2014. A representative of Dixon Hughes Goodman LLP is expected to be present at the Annual Meeting and available to respond to appropriate questions, and will have the opportunity to make a statement if he or she desires to do so. NCBC has paid Dixon Hughes Goodman LLP fees in connection with its assistance in NCBC’s annual audit and review of NCBC’s financial statements.

The following table sets forth Dixon Hughes Goodman LLP fees in various categories during 2013 and 2012.

AUDIT FEES

Category	2013	2012
Audit Fees(1)	$111,947	$129,387
Audit-Related Fees(2)	33,121	9,882
Tax Fees(3)	19,558	12,029
All Other Fees	-0-	-0-
Total Fees Paid	$164,626	$151,298

(1)	Includes fees paid or expected to be paid for audits of annual consolidated financial statements, reviews of consolidated financial statements included in quarterly reports on Form 10-Q, report production assistance relating to said financial statements and related documents.
(2)	Includes fees paid for accounting consultations.
(3)	Includes fees paid for services relating to tax planning, preparation and compliance.

All services rendered by Dixon Hughes Goodman LLP during 2013 were subject to pre-approval by the Audit/Risk Committee of NCBC’s board of directors. The Audit/Risk Committee has considered whether Dixon Hughes Goodman LLP’s provision of other non-audit services to NCBC is compatible with maintaining independence of Dixon Hughes Goodman LLP. The Audit/Risk Committee has determined that such services are compatible with maintaining the independence of Dixon Hughes Goodman LLP.

The board of directors of NCBC recommends that NCBC’s shareholders vote “FOR” this proposal to ratify Dixon Hughes Goodman LLP as NCBC’s independent registered public accounting firm for 2014.

Proposals for 2015 NCBC Annual Meeting

It is presently anticipated that the 2015 annual meeting of NCBC shareholders will be held in May 2015. Any proposal of a shareholder which is intended to be presented at NCBC’s 2015 annual meeting of shareholders must be received by NCBC at its main office in Dunn, North Carolina no later than December 23, 2014, in order that any such proposal be timely received for inclusion in the proxy statement and appointment of proxy to be issued in connection with that meeting. If a proposal for the 2015 Annual Meeting is not expected to be included in the proxy statement for that meeting, the proposal must be received by NCBC by March 9, 2015 for it to be timely received for consideration. The proxy holders at NCBC’s 2015 annual meeting of shareholders will use their discretionary authority for any proposals received thereafter.

THE SELECT BANCORP SPECIAL MEETING

Date, Time and Place

Select Bancorp will hold a special meeting of its shareholders at 3600 Charles Blvd., Greenville, North Carolina, at 3:00 p.m. local time, on May 27, 2014.

Purpose of the Special meeting

At the special meeting, Select Bancorp’s shareholders will be asked to consider and vote upon proposals to:

•	approve the Agreement and Plan of Merger and Reorganization between NCBC and Select Bancorp and the merger of Select Bancorp with and into NCBC;
•	adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement; and
•	transact any other business that may properly be brought before the special meeting.

Recommendation of the Board of Directors of Select Bancorp

The Select Bancorp board of directors has determined that the merger is advisable and in the best interests of Select Bancorp and its shareholders and recommends that Select Bancorp’s shareholders vote “FOR” approval of the Agreement and Plan of Merger and Reorganization and “FOR” adjournment of the special meeting to a later date or dates, if necessary or appropriate.

Quorum and Voting Procedures

A quorum must be present for business to be conducted at the special meeting. For all matters to be voted on at the meeting, a quorum will consist of a majority of the outstanding shares of Select Bancorp’s common stock. Shares represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain or instruct the proxies to abstain from voting on one or more matters. Broker “non-votes” also will be counted in determining whether there is a quorum. Broker “non-votes” will occur if your shares are held by a broker and are voted on one or more matters at the meeting but they are not voted by the broker on a “non-routine” matter (such as the election of directors) because you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of Select Bancorp common stock you held of record on the record date on each matter voted on by shareholders at the special meeting. Approval of the Agreement and Plan of Merger and Reorganization requires the affirmative vote of a majority of all shares of Select Bancorp common stock entitled to vote at the special meeting.

The Secretary of the U.S. Treasury, as sole holder of the outstanding shares of Select Bancorp Series A stock as of the record date, will also be required to vote for, or provide it written consent to, approval of the Agreement and Plan of Merger and Reorganization.

Approval of the proposal to authorize adjournment will require that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal.

Certain directors and executive officers of Select Bancorp and their affiliates, who beneficially own approximately 14.33% of Select Bancorp common stock as of the record date, are expected to vote for approval of the Agreement and Plan of Merger and Reorganization.

Voting Agreements

As an inducement to and a condition of NCBC’s willingness to enter into the merger agreement, certain of the directors of Select Bancorp entered into a voting agreement with NCBC. Pursuant to the voting agreements, these individuals agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them, (i) in favor of the approval of the Agreement and Plan of Merger and Reorganization at the special meeting of the Select Bancorp shareholders and (ii) against any competing Acquisition Proposal (as defined in the merger agreement and as further described under “The Merger Agreement — Agreement Not to Solicit Other Offers”). As of March 31, 2014, the directors of Select Bancorp who have executed voting agreements beneficially owned 338,729 shares (excluding shares underlying stock options), or approximately 14.13% of the outstanding shares of Select Bancorp common stock. A copy of the form of this voting agreement is attached as Exhibit B to the merger agreement and is incorporated herein by reference. Select Bancorp shareholders are urged to read the voting agreements in their entirety.

Voting of Proxies

The enclosed proxy with respect to the Select Bancorp special meeting is solicited by the board of directors of Select Bancorp. The board of directors has selected Alex J. Speight, James R. Norville, Jr., and Joseph T. Edwards, or any of them, to act as proxies with full power of substitution.

Select Bancorp requests that you sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope. Please mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided. You may also vote by internet or telephone by following the instructions contained on the enclosed proxy card.

All proxies will be voted as directed by the shareholder on the proxy form. A proxy, if executed and not revoked, will be voted in the following manner (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	FOR approval of the Agreement and Plan of Merger and Reorganization; and
•	FOR approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary or appropriate.

At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this joint proxy statement/prospectus or in the related Select Bancorp proxy card, other than the matters set forth in the Notice of Special meeting of Shareholders of Select Bancorp. If any other matter is properly presented at the Select Bancorp special meeting for consideration, proxies will be voted in the discretion of the proxy holder on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card as soon as possible whether or not you plan to attend the Select Bancorp special meeting.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Select Bancorp or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of Select Bancorp common stock on behalf of their customers may not give a proxy to Select Bancorp to vote those shares without specific instructions from their customers.

If you are a Select Bancorp shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares at the special meeting.

Your vote is important. Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the Select Bancorp special meeting in person.

Revocability of Proxies

An appointment of proxy may be revoked by the shareholder giving it at any time before it is exercised by filing with Gary J. Brock, secretary of Select Bancorp, at Select Bancorp’s offices at 3600 Charles Blvd., Greenville, North Carolina 27858, a written instrument revoking it or a duly executed appointment of proxy bearing a later date, or by attending the special meeting and announcing the shareholder’s intention to vote in person.

Solicitation of Proxies

Select Bancorp will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus to its shareholders and other proxy solicitation expenses. In addition to the use of the mails, appointments of proxy may be solicited in person or by telephone by Select Bancorp’s officers, directors, and employees without additional compensation. Select Bancorp will reimburse banks, brokers and other custodians, nominees, and fiduciaries for their costs in sending the proxy materials to the beneficial owners of Select Bancorp’s common stock.

Proposal to Adjourn the Special Meeting

If Select Bancorp does not receive a sufficient number of votes to constitute a quorum or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish a quorum or approve the merger agreement. Select Bancorp does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Select Bancorp shareholders for approval, the approval requires that the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal exceeds the votes cast against the proposal, whether or not a quorum is present.

The board of directors of Select Bancorp recommends that Select Bancorp shareholders vote “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

Proposals for 2014 Select Bancorp Annual Meeting

If the merger is completed, then Select Bancorp will not have a 2014 annual meeting of shareholders. However, if the merger is not completed, Select Bancorp currently expects that its next annual meeting would be held during June 2014. Any proposal of a Select Bancorp shareholder intended to be presented for action at that annual meeting must have been received by Select Bancorp in writing at its main office in Greenville, North Carolina, no later than December 31, 2013, to be considered timely received for inclusion in the proxy statement and form of appointment of proxy distributed by Select Bancorp in connection with that meeting.

If Select Bancorp has a 2014 annual meeting, then written notice of a shareholder proposal intended to be presented at that meeting but which is not intended to be included in Select Bancorp’s proxy statement and form of appointment of proxy must have been received by Select Bancorp at its main office in Greenville, North Carolina, no later than March 1, 2014 in order for that proposal to be considered timely received for purposes of the discretionary authority of the proxies at that meeting to vote on other matters presented for action by shareholders at the meeting.

THE MERGER

Background of the Merger

Throughout its history, Select Bancorp’s board of directors, or the Select Bancorp Board, has regularly assessed the strategic position of the company in light of the competitive market faced by community financial institutions. Even in the early years of Select Bank’s operation, management, with the support of the board of directors, held discussions with other community banks to determine whether their strategic interests would include a merger, usually with Select Bank as the survivor of the proposed transaction. The 2007 Strategic Plan adopted by the board of directors of Select Bank included a goal of maintaining sufficient capital to acquire or merge with a compatible banking corporation within 12 to 24 months, though no whole bank transaction occurred during that timeframe.

In October 2010, the Select Bancorp Board authorized management to pursue a discussion of a merger of equals with Bank A while turning down a similar discussion of a merger of equals with Bank B. Both being community-oriented banks in North Carolina, the Select Bancorp Board determined that Bank B had a divergent banking philosophy from that of Select Bancorp. The management of Bank A was invited to make a presentation at the January 2011 Select Bancorp Board meeting. A non-binding letter of intent from Bank A was presented to the Select Bancorp Board at its February 2011 meeting. The Select Bancorp Board did not believe the proposed transaction represented a merger of equals and instructed management to counter with a proposal of a true merger of equals. Select Bancorp management reported at the March 2011 board meeting that Bank A was not interested in pursuing a merger on that basis.

For the remainder of 2011, Select Bancorp’s management pursued a strategy of evaluating the potential acquisition of branch offices that were made available due to the capital needs of certain distressed banks. Select Bancorp’s management successfully pursued and acquired its Gibsonville branch, which acquisition closed in March 2012. At the June 2012 Select Bancorp Board meeting, management of Select Bancorp was instructed to begin development of an updated strategic plan for the company. After management presented a summary of short and long term strategic objectives at the July 2012 meeting of the board of directors of Select Bancorp, the Select Bancorp Board decided to conduct a Strategic Planning Session later that fall.

Also in July 2012, Select Bancorp’s management was contacted by NCBC about a potential combination. The management of Select Bancorp engaged Smith Capital, an investment banking firm that Select Bancorp had previously engaged for certain projects, to evaluate a potential combination with NCBC. At the August 2012 Executive Committee meeting of Select Bancorp, Select Bancorp management presented the preliminary analysis of a merger with NCBC that was prepared by Smith Capital. After considerable discussion, Select Bancorp management was authorized to continue the dialogue with NCBC.

In October 2012, NCBC presented Select Bancorp with a proposal that contemplated a purchase price of $11.12 for each share of Select Bancorp’s common stock, to be issued in the form of 50% NCBC common stock and 50% NCBC convertible preferred stock. The preferred stock would convert into NCBC common stock in certain percentage steps each year following the closing of the merger. Preferred shareholders would get more NCBC common stock the longer they waited to convert their preferred shares with mandatory conversion at a time to be determined. Select Bancorp’s management presented the proposal to the Select Bancorp Executive Committee at its November 2012 meeting. Both Smith Capital and Select Bancorp’s management recommended that the Executive Committee reject the offer, which it voted to do.

The Select Bancorp Executive Committee then discussed the four strategic options that were analyzed during its Strategic Planning Session held in September of 2012:

•	Option One: sell to the highest bidder.
•	Option Two: acquire a weaker peer and then pursue a public offering of common stock.
•	Option Three: pursue a merger of equals.
•	Option Four: continue to operate as a private corporation and concentrate on paying cash dividends to shareholders.

After further discussion, the Select Bancorp Executive Committee voted to recommend Option Three to the full board of directors. The full Select Bancorp Board unanimously approved Option Three to be a part of Select Bancorp’s Strategic Plan at its November meeting. The Strategic Plan, including Option Three, was adopted at the Select Bancorp Board meeting on March 21, 2013.

Also in March 2013, NCBC again contacted Select Bancorp’s management and requested a meeting of NCBC’s executives with Select Bancorp’s Executive Committee and management. This meeting occurred on March 28, 2013. At its March 21 meeting, the Executive Committee of Select Bancorp discussed the renewed interest of NCBC and proposals from Bank C and D for a potential merger of equals. After discussion, the Executive Committee of Select Bancorp instructed Select Bancorp’s management to focus on the potential merger with NCBC. On March 28, 2013, NCBC’s management made a presentation to the Select Bancorp Executive Committee regarding NCBC’s history, management style and key statistics. The Executive Committee of Select Bancorp requested that NCBC provide Select Bancorp by the end of April with a two to three year pro forma of the resulting institution and the best offer NCBC would consider paying in 100% NCBC common stock. On April 30, 2013, the board of directors of NCBC met with their financial advisor, Janney, to discuss the transaction, determine the appropriate consideration, and review pro forma financial projections of the potential resulting company.

Subsequently, NCBC advised Select Bancorp’s management that it was prepared to offer a price of 125% of Select Bancorp’s book value, calculated on the basis of NCBC’s trading price at a certain date and Select Bancorp’s book value at the end of the second quarter of 2013. Also, NCBC would be willing to offer five board seats on a 16 member board of directors (including NCBC’s CEO) for the resulting institution.

Also in April, Select Bancorp was contacted by Bank E, which had an interest in acquiring Select Bancorp. Mark Holmes, Select Bancorp’s President and CEO, met with management of Bank E in late April 2013. Bank E sent a letter to Select Bancorp dated May 3, 2013, indicating that it would have an interest in making an offer to acquire Select Bancorp. A meeting of the Executive Committee of Select Bancorp was called that day to consider Bank E’s proposal. The discussion centered on Option Three that the Select Bancorp Board had adopted as its growth strategy. The proposal of Bank E was determined to fall within the meaning of Option One. The Select Bancorp Executive Committee then voted to communicate to Bank E that its proposal did not meet the approved Strategic Plan for Select.

On May 15, 2013, the Select Bancorp Executive Committee met with management of NCBC who presented the key points of the proposed merger of equals. Those were:

•	NCBC would pay 125% of Select Bancorp’s tangible book value, all in NCBC common stock.
•	Five members of the Select Bancorp Board would be included in a 16 member board of directors of the surviving institution.
•	Change of control payments would be made to Select Bank’s management upon the merger and contracts would be entered into between management of Select Bank and the resulting institution following the merger.
•	The foregoing would be subject to a satisfactory due diligence review of each institution by the other institution.

After NCBC’s management left the meeting, the Executive Committee of Select Bancorp again discussed the May 3rd letter from Bank E and unanimously reaffirmed Option Three as the growth strategy for Select Bancorp. The Executive Committee then discussed the NCBC proposal and unanimously approved a recommendation to the full Select Bancorp Board that an agreement in principle to merge with NCBC be approved. By letter dated May 17, 2013, Select Bancorp’s management declined the offer from Bank E and advised Bank E that its proposal did not match Select Bancorp’s objectives.

In June 2013, NCBC sent Select Bancorp a draft of a non-binding letter of intent, which provided:

•	The resulting institution from the holding company merger would operate as “Select Bancorp” and the resulting institution from the bank merger would operate as “Select Bank & Trust Company.”
•	NCBC would pay 125% of Select Bancorp’s tangible book value at June 30, 2013, to be paid 100% in NCBC common stock as valued by its closing price for a period ending May 31, 2013, with price adjustments based on certain conditions.
•	Five Select Bancorp Board members would be included in a 16 member board of directors of the surviving institution.
•	All unexercised Select Bancorp stock options would be converted into NCBC stock options.
•	The foregoing would be subject to a satisfactory due diligence review of each institution by the other institution and negotiation of a definitive agreement.

The NCBC letter of intent was presented and discussed at the June 20, 2013, Select Bancorp Executive Committee meeting and approved. It was executed by both parties on June 26, 2013.

Management of Select Bancorp, Smith Capital and Williams Mullen, Select Bancorp’s special legal counsel, conducted a due diligence review of the corporate records of NCBC during the month of July. At a special meeting of the Select Bancorp Board on August 1, 2013, Williams Mullen made a presentation regarding the standards of conduct for directors when considering a change of control transaction and Smith Capital presented a preliminary review of the financial analysis of the proposed transaction with NCBC. Mr. Holmes then discussed a number of challenges that Select Bancorp would need to address if the board of directors of Select Bancorp elected not to pursue a merger of equals with NCBC. These issues included:

•	Select Bancorp would need to supplement its management team in order to grow the bank any further;
•	Select Bancorp would need to make additional investments in personnel and infrastructure, which would have a negative effect on its profitability in the short run;
•	The increased complexity of regulation would have a more pronounced negative effect on smaller banks like Select Bank; and
•	As a private bank, Select Bancorp’s common stock has no liquidity, so as Select Bancorp’s aging shareholder base attempted to transfer stock to a younger generation, there could be pricing issues.

After discussion, the Select Bancorp Board voted 10 to 1 to authorize management to negotiate a definitive agreement for the proposed transaction. Select Bancorp’s management, with the assistance of Smith Capital and Williams Mullen, then negotiated the terms of a definitive merger agreement with NCBC.

At a special meeting on September 18, 2013, Williams Mullen addressed the Select Bancorp Board regarding disclosure of the interests of management and the Select Bancorp Board in the merger. Thereafter, Select Bancorp management, Williams Mullen and Smith Capital reviewed their due diligence investigations of NCBC and reported that the due diligence reviews did not produce any substantive reason to question NCBC’s public disclosures. Smith Capital provided the Select Bancorp Board with an updated financial analysis of the proposed transaction. Smith Capital noted that its calculations had been modified from those presented at the August 1st Select Bancorp Board meeting because NCBC’s financial staff had provided revised pro-forma earnings projections on September 17. These earnings projections were lower than those used to prepare the preliminary analysis for the August 1st meeting of the Select Bancorp Board. Smith Capital advised the Select Bancorp Board that it did not have an opportunity to discuss the reasons for the lower projections with NCBC’s financial staff prior to the special meeting due to time considerations. However, Smith Capital concluded that, even after considering the lower earnings projections, the financial consideration that Select Bancorp’s common shareholders would receive in the transaction was fair, from a financial point of view, to Select Bancorp’s common stock shareholders.

Considerable discussion then began regarding the earnings projections. The Select Bancorp Board voted unanimously to request that NCBC’s management present the Select Bancorp Board with its business plan for the combined institution. That meeting with NCBC’s management was conducted on September 26 at a special meeting of the Select Bancorp Board. After NCBC’s management was excused from the special meeting, the Select Bancorp Board again discussed the merits of the proposed merger and voted to proceed to a review of the definitive agreement at a subsequent Select Bancorp Board meeting on September 30.

At the September 30, 2013, special meeting of the Select Bancorp Board, Smith Capital confirmed its opinion that the financial consideration to be received by Select Bancorp’s common stock shareholders in the transaction was fair, from a financial point of view, to the common stock shareholders of Select Bancorp. Williams Mullen then reviewed each Article of the proposed definitive merger agreement. After discussion, the Select Bancorp Board voted 7 to 3 to approve the definitive merger agreement and the merger with NCBC. The directors who opposed the motion indicated that they did not believe that it was the appropriate time to sell Select Bancorp and that they believed NCBC was not the best partner for a combination.

After the Select Bancorp Board meeting adjourned, the definitive merger agreement was executed by the parties. The press release announcing the transaction was issued the afternoon of September 30, 2013.

NCBC’s Reasons for the Merger and Recommendation of the NCBC Board of Directors

The NCBC board of directors, or NCBC Board, believes that the completion of the merger presents a unique opportunity for NCBC to further its strategic plan to broaden its geographic market area by expanding its franchise and banking operations into complimentary market areas and expanding its presence in Greenville, North Carolina, which NCBC believes is one of the most attractive market areas in North Carolina.

The terms of the merger, including the merger consideration, are the result of arm’s-length negotiations between representatives of NCBC and Select Bancorp. In reaching its decision to approve the merger, the NCBC Board consulted with its legal advisors regarding the terms of the transaction, with its financial advisor, Janney, regarding the financial aspects of the proposed transaction and the merger consideration, and with management of NCBC. In approving the entry into the merger agreement, the NCBC Board considered the following material factors:

•	The NCBC Board’s view that Select Bancorp’s branch locations in the eastern North Carolina market area are in attractive locations and would expand and diversity NCBC’s markets.
•	The reports of NCBC management and the financial presentation of NCBC’s financial advisor concerning the operations and financial condition of Select Bancorp and the pro forma financial impact of the merger.
•	The NCBC Board’s view that Select Bancorp is a well-managed organization with a history of strong earnings, good asset quality, and loan growth.
•	Select Bancorp and NCBC’s management teams share a common business vision and commitment to their respective clients, shareholders, employees and other constituencies.
•	NCBC’s management believes that the merger will be accretive to NCBC’s GAAP earnings per share in 2014 and 2015 by $0.05 and $0.03 per share, respectively, when including such items as annual estimated cost savings of $0.8 million in each of 2014 and 2015.
•	The NCBC Board’s view that the increase in overall size will increase NCBC’s visibility and is expected to improve access to debt and equity capital markets.
•	The NCBC Board’s view that the increase in shares outstanding will likely increase the liquidity of NCBC common stock.
•	The NCBC Board’s view that the combined organization will be better positioned to acquire other community banks in the future, if desired.
•	The NCBC Board’s view that the merger will allow the combined organization to seek operating efficiencies, including the above-mentioned annual estimated cost savings of $0.8 million in 2014 and 2015, which approximates 18% of Select Bancorp’s projected noninterest expense in those years.

The NCBC Board also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the challenges of integrating Select Bancorp’s business, operations and workforce with those of NCBC, the potential negative impact on NCBC’s stock price and the need to obtain shareholder and regulatory approvals in order to complete the transaction.

The NCBC Board considered all of these factors as a whole and, on balance, the NCBC Board believes that the opportunities created by the merger to increase the value of the NCBC franchise more than offset any integration or other risks inherent in the merger.

The foregoing discussion of the information and factors considered by the NCBC Board is not exhaustive, but includes the material factors considered by the NCBC Board. In view of the wide variety of factors considered by the NCBC Board in connection with its evaluation of the merger and the complexity of these matters, the NCBC Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the NCBC Board may have given different weights to different factors.

On the basis of these considerations, NCBC’s entry into the merger agreement was approved by the NCBC Board on September 30, 2013.

The NCBC Board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of NCBC and its shareholders. Accordingly, the NCBC Board approved the merger and the merger agreement and recommends that NCBC shareholders vote “FOR” approval of the Agreement and Plan of Merger and Reorganization.

Select Bancorp’s Reasons for the Merger and Recommendation of the Select Bancorp Board of Directors

While the Select Bancorp Board believes that Select Bancorp has had a very profitable history as a stand-alone competitor, it also believes the proposed merger with NCBC is in the best interests of and is fair, from a financial point of view, to Select Bancorp’s shareholders. In reaching its decision to approve the merger agreement and recommend approval of the merger by its shareholders, the Select Bancorp Board consulted with its financial advisor and legal advisor, as well as its management, and considered many factors. These factors include:

•	the financial terms of the proposed merger are fair, when compared with the terms of comparable transactions in North Carolina, the southeastern United States and elsewhere;
•	all of Select Bank’s executive officers will become officers of the combined institution;
•	there is no significant geographic overlap of the markets of the two institutions;
•	the combination with NCBC will create an institution with more than $800 million in assets that should be able to attract talented management;
•	since NCBC is a publicly traded bank holding company, the common stock of the combined institution will have liquidity;
•	the potential for price appreciation of the combined institution’s common stock;
•	NCBC has entered into higher growth markets that should provide the combined institution with the potential for greater profitability;
•	Select Bancorp and NCBC have similar loan portfolio compositions and compatible lending cultures;
•	Select Bancorp will be given five seats on a sixteen member board of directors for the combined institution;
•	the combined institution will operate under Select Bancorp’s name;
•	the combined institution will have more business opportunities due to the increase in its legal lending limit.

•	the merger is expected to quality as a tax-free transaction for federal income tax purposes;
•	alternatives to the merger, including continuing to operate Select Bancorp as an independent company in light of economic conditions and the competitive environment, are not as attractive as the merger; and
•	the opinion of Smith Capital that the financial consideration to be received by Select Bancorp’s common stock shareholders in the transaction is fair from a financial point of view.

The Select Bancorp Board also considered the separate agreements and benefits proposed for employees, management, and members of the Select Bancorp board of directors, which it found to be reasonable. See “The Merger — Select Bancorp’s Directors and Officers have Financial Interests in the Merger” on page 71.

This discussion of the information and factors considered by the Select Bancorp Board is a summary of the factors considered by the board. While these factors were considered individually, the Select Bancorp Board did not collectively assign any specific or relative weights to the factors and did not make any determination with respect to any individual factor. A majority of the Select Bancorp Board collectively made a determination that the merger is in the best interests of Select Bancorp’s shareholders based on the numerous deliberations that were conducted by the board of directors and in light of the factors that each of the Select Bancorp Board members who approved the merger considered appropriate.

The Select Bancorp Board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Select Bancorp and its shareholders. Accordingly, the Select Bancorp Board approved the merger and the merger agreement and recommends that Select Bancorp shareholders vote “FOR” approval of the Agreement and Plan of Merger and Reorganization.

Opinion of Select Bancorp’s Financial Advisor

Smith Capital acted as financial advisor to Select Bancorp in connection with the proposed transaction and participated in certain of the negotiations leading up to the execution of the definitive agreement. At a meeting of the Select Bancorp Board on September 18, 2013 Smith Capital delivered its oral opinion that, as of such date the merger consideration was fair to the holders of Select Bancorp’s common stock from a financial point of view. At a meeting of the board of directors of Select Bancorp on September 30, 2013, Smith Capital confirmed its oral opinion, subsequently followed by its written opinion, that as of such date the merger consideration was fair to the holders of Select Bancorp’s common stock from a financial point of view.

The full text of Smith Capital’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the assumptions made, procedures performed, matters considered and limitations in the review conducted in preparing the opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate valuation methodology and the application of such methods to the circumstances. In its opinion Smith Capital did not assign any particular weight to any analysis or factor considered by it. Smith Capital made numerous qualitative judgments and did not form an opinion as to whether any individual analysis or factor, positive or negative, considered in isolation supported or failed to support its opinion. Smith Capital made its determination as to fairness based upon its experience and professional judgment after considering the results of all of its analyses taken as a whole. The process is not susceptible to partial analysis or summary description, therefore the analyses must be considered as a whole and selecting portions of the factors and analyses without considering all of them or attempting to ascribe relative weights to analyses and factors could create an incomplete view of the process underlying the opinion. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Select Bancorp’s shareholders are urged to read the opinion in its entirety.

Smith Capital’s opinion speaks only as of the date of the opinion. Events subsequent to the date of the opinion could materially affect the opinion. Smith Capital has not undertaken to revise, update, reaffirm or withdraw its opinion or comment on the impact, if any, of events occurring since the date of the opinion, and has not been asked to do so by Select Bancorp. The opinion was directed to Select Bancorp’s board of directors and is directed only to the fairness of the merger consideration to be paid to the holders of Select Bancorp’s common stock. It does not address the underlying business decision of Select Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any Select Bancorp shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter. Smith Capital’s opinion does not address the relative merits of the merger as compared to any alternative business strategies that might exist, including any other business combinations in which Select Bancorp might engage.

In connection with rendering its opinion on September 18, 2013 and confirmation on September 30, 2013, Smith Capital reviewed and considered, among other matters:

•	The Agreement and Plan of Merger and Reorganization;
•	Certain publicly available financial statements and other historical financial information of NCBC that Smith Capital deemed relevant;
•	Certain publicly available financial statements and other historical financial information of Select Bancorp that Smith Capital deemed relevant;
•	Internal financial projections for NCBC for fiscal years 2014 and 2015 provided by NCBC senior management;
•	Internal financial projections for Select Bancorp for fiscal years 2014 and 2015 provided by Select Bancorp senior management;
•	A comparison of certain financial and other information for NCBC and Select Bancorp with similar publicly available information for certain other banks or bank holding companies whose shares are publicly traded;
•	The pro forma financial impact of the merger on NCBC based on assumptions relating to transaction expenses, cost savings and purchase accounting adjustments and other synergies as determined by senior management of NCBC;
•	The relative contribution of certain assets, liabilities, equity and income and expenses of NCBC and Select Bancorp to the combined institution;
•	The terms and structure of recent combinations in the banking industry that Smith Capital deemed relevant; and
•	The current market environment generally and in the banking industry.

Smith Capital discussed the business, financial condition, prospects, regulatory relations and operations of Select Bancorp and NCBC and such other matters as Smith Capital deemed relative to its analysis with their respective senior management.

In performing its review, delivering its advice and opinion, Smith Capital relied upon and assumed the accuracy and completeness of all financial information that was available from public sources or private databases, that was provided to it by Select Bancorp and NCBC or that was otherwise reviewed by it, and did not independently verify the accuracy or completeness of any such information or assume the responsibility for such verification or accuracy. Smith Capital also relied upon assurances from management of Select Bancorp and NCBC that information provided to it was accurate and not misleading and that Smith Capital could rely on it without independent verification.

Smith Capital did not make an independent evaluation or appraisal of specific assets, or the collateral securing such assets, or liabilities, contingent or otherwise of Select Bancorp or NCBC or any of their respective subsidiaries. Neither did Smith Capital make an independent determination of the adequacy of the allowance for loan losses of Select Bancorp, NCBC or any of their respective subsidiaries or the combined entity after the merger. Smith Capital did not review credit files of Select Bancorp, NCBC or their respective subsidiaries and assumed their respective allowance for loans losses are adequate to cover losses and will be adequate on a proformas basis.

In the preparation of its various analyses, Smith Capital used internal financial projections prepared by the senior management of Select Bancorp and NCBC. In addition Smith Capital received and used certain projections of transaction costs, cost savings, purchase accounting adjustments and other synergies which were prepared by and or reviewed with senior management of Select Bancorp and NCBC. Smith Capital relied upon the managements of Select Bancorp and NCBC as to the reasonableness and achievability of the financial and operating forecasts and projections provided to Smith Capital, and their underlying assumptions, and Smith Capital assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Smith Capital expresses no opinion as to such estimates or to the assumptions on which they are based. Smith Capital also assumed there had been no material change in the financial condition of Select Bancorp or NCBC since the most recent financial data made available to it. Smith Capital expresses no opinion as to any legal, accounting and tax matters relating to the merger and any other transactions contemplated herein.

The projections and assumptions used by Smith Capital in certain of its analyses were provided by management of Select Bancorp and NCBC. Select Bancorp and NCBC do not publicly disclose internal projections of the type provided to Smith Capital in connection with the merger. As a result the projections were not prepared with a view towards public disclosure and therefore contain numerous variable estimates and assumptions, which are inherently uncertain, including factors related to economic and competitive conditions. Accordingly actual results could differ significantly from those set forth in projections. Any estimates or projections contained in Smith Capital’s analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Accordingly, Smith Capital’s analyses and estimates are inherently subject to substantial uncertainty.

In rendering its opinion, Smith Capital assumed that, in all respects material to its analyses:

•	The merger will be completed substantially in accordance with the terms set forth in the Agreement and Plan of Merger and Reorganization;
•	The representations and warranties of each party in the Agreement and Plan of Merger and Reorganization and all related documents are true and correct;
•	Each party to the Agreement and Plan of Merger and Reorganization and all related documents will perform all of the covenants and agreements required to be performed by such party in such documents;
•	All conditions to the completion of the merger will be satisfied without waiver or modification to the Agreement and Plan of Merger and Reorganization; and
•	In the course of obtaining necessary regulatory, contractual or other consent, no restrictions including other payments, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including costs savings, revenue enhancements and related expenses.

Furthermore Smith Capital assumes the merger will be accounted for as an acquisition under GAAP and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Smith Capital’s opinion is not an opinion as to the prices at which shares of NCBC common stock will trade after the announcement of the merger, the actual value of the shares issued by NCBC pursuant to the merger, or the prices at which the shares of NCBC common stock will trade after the merger is completed.

In performing its analyses Smith Capital made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which cannot be predicted and are beyond the control of NCBC, Select Bancorp or Smith Capital. The analysis performed is not indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by the analyses. The analysis and opinion of Smith Capital was among a number of factors taken into consideration by Select Bancorp’s Board in making its determination to approve the merger agreement and the transactions contemplated thereby and the analyses described below should not be viewed as determinative of the decision of the Select Bancorp Board and senior management of Select Bancorp and its subsidiaries with respect to the fairness of the merger.

Smith Capital reviewed the financial terms of the transaction. Based on the fixed exchange ratio of 1.8264, Smith Capital calculated the transaction value per share and the aggregate transaction value using the average closing price of NCBC’s common shares over the twenty day trading period ending September 13, 2013.

The transaction value per share was $12.31 and the aggregate transaction value was $30.5 million:

Transaction Multiples 9/13/2013
Last 20 Days Average Trading Price NCBC	$6.74
Exchange Ratio	1.8264
Transaction Value/Share	$12.31
Aggregate Transaction Value ($ mills)	$30.50
Price/Book Value Per Share	122.09
Price/Tangible Book Value Per Share	131.67
Price/Last Twelve Months Earnings Per Share	14.12
Tangible Book Premium/Core Deposits(1)	4.89%

(1)	Total deposits minus CDs > $100,000 at 6/30/13, and per share basis.

Recent Transaction Analysis

Smith Capital reviewed publicly available information related to selected acquisitions of banks in the United States announced between January 1, 2011 and September 11, 2013. The selling institutions had assets between $150 million and $1 billion and Non-Performing Assets/Total assets less than 2.5% in the most recent published financial period prior to announcement. Smith Capital segregated the group into all banks and only banks located in the southeast and mid-Atlantic regions. Transactions where the majority of the consideration was paid in cash were excluded. In addition Smith Capital calculated median multiples of all the deals in the national group where the relative contribution of seller common equity to the total was between 19% and 66%. The group is shown below.

Buyer/Target	Announcement Date	Target Region
Penns Woods Bancorp, Inc./Luzerne National Bank Corporation	7/6/2012	Mid-Atlantic
F.N.B. Corporation/Annapolis Bancorp, Inc.	10/22/2012	Mid-Atlantic
Lakeland Bancorp, Inc./Somerset Hills Bancorp	1/28/2013	Mid-Atlantic
Bryn Mawr Bank Corporation/MidCoast Community Bancorp, Inc.	3/27/2013	Mid-Atlantic
Peoples Financial Services Corp./Penseco Financial Services Corporation	5/31/2013	Mid-Atlantic
S&T Bancorp, Inc./Mainline Bancorp, Inc.	9/14/2011	Mid-Atlantic
LCNB Corp./First Capital Bancshares, Inc.	10/9/2012	Midwest
QCR Holdings, Inc./Community National Bancorporation	11/16/2012	Midwest
CNB Financial Corporation/FC Banc Corp.	2/12/2013	Midwest
Heartland Financial USA, Inc./Morrill Bancshares, Inc.	6/12/2013	Midwest
NBT Bancorp Inc./Hampshire First Bank	11/16/2011	Northeast
SI Financial Group, Inc./Newport Bancorp, Inc.	3/5/2013	Northeast
Independent Bank Corp./Mayflower Bancorp, Inc.	5/14/2013	Northeast
Bank of the Ozarks, Inc./Genala Banc, Inc.	10/4/2012	Southeast
Old Florida Bancshares, Inc./New Traditions National Bank	11/5/2012	Southeast
Southern BancShares (N.C.), Inc./Heritage Bancshares, Inc.	2/14/2013	Southeast
First Community Bancshares, Inc./Peoples Bank of Virginia	3/1/2012	Southeast
Cardinal Financial Corporation/United Financial Banking Companies, Inc.	9/9/2013	Southeast
Stonegate Bank/Florida Shores Bancorp, Inc.	9/5/2013	Southeast

Buyer/Target	Announcement Date	Target Region
IBERIABANK Corporation/Cameron Bancshares, Inc.	3/10/2011	Southwest
ViewPoint Financial Group, Inc./Highlands Bancshares, Inc.	12/8/2011	Southwest
Commerce Bancshares, Inc./Summit Bancshares, Inc.	5/15/2013	Southwest
California United Bank/Premier Commercial Bancorp	12/8/2011	West
First PacTrust Bancorp, Inc./Private Bank of California	7/23/2012	West
Pacific Premier Bancorp, Inc./San Diego Trust Bank	1/28/2013	West
Glacier Bancorp, Inc./Wheatland Bankshares, Inc.	2/25/2013	West
Heritage Financial Corporation/Valley Community Bancshares, Inc.	3/11/2013	West
Glacier Bancorp, Inc./North Cascades Bancshares, Inc.	3/27/2013	West
Wilshire Bancorp, Inc./Saehan Bancorp	7/15/2013	West

Smith Capital reviewed and compared the following multiples to the multiples in the proposed transaction: Aggregate transaction value was used rather than per share values because in some of the transactions per share data was not available because the sellers were private.

	Transaction Multiples	All Deals Median	Southeast and Mid-Atlantic Median	Similar Size Median
Aggregate Transaction Value:
Book Value	126.39	121.0	131.4	110.56
Tangible Book Value	136.31	143.8	144.2	111.26
Last Twelve Months Net Income to Common Shareholders	14.62	20.3	19.4	20.51
Tangible Book Premium/Core Deposits	5.61	4.1	3.5	1.30

No company or transaction used as a comparison in the above analysis is identical to Select Bancorp or NCBC or the proposed transaction. Therefore an analysis of these transactions is not mathematical and involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved. Data points while generally comparable do not always include the same calculations as information available from the various companies is not always complete and may come from different public reporting documents. These different sources of information impact transaction multiples in small amounts.

Analysis of Certain other Publicly-traded Companies

In order to provide contextual data and comparative market information, Smith Capital compared selected financial information of NCBC to the corresponding financial information for a peer group of publicly-traded banks or bank holding companies that Smith Capital deemed comparable. The peer group was selected because the companies possessed certain operating and financial characteristics similar to NCBC. The peer group comprised of companies headquartered in North Carolina, South Carolina and Virginia with assets between $300 million and $1 billion, Non-Performing Assets/Total Assets between 1% and 3.5% and whose shares are traded on NASDAQ or the OTC Bulletin Board.

To perform this analysis Smith Capital used financial information available as of June 30, 2013, for the six and twelve month periods ended June 30, 2013 and market price information as of September 13, 2013. The following table summarizes the relevant data for NCBC and the peer group.

	Financial Information as of June 30, 2013
	NCBC	Peer Group Median
Total Assets ($in 000s)	$550,008	$556,842
Ratios (expressed as %)
Tangible Equity/Tangible Assets	10.03	9.68
Tangible Common Equity/Tangible Assets	10.03	9.68
Leverage Ratio	11.38	10.80
Total Risk Based Capital Ratio	17.22	16.97
NPAs/Assets	3.28	1.94
NPAs + Loans Past Due 90 Days +/Tangible Common Equity + Allowance for Loan Losses	29.04	18.22
Loan Loss Reserve/Gross Loans	2.03	1.55
Loan Loss Reserve/Nonperforming Assets	40.04	54.72
For the Six Month Period Ended June 30, 2013
Return on Average Assets	0.72	0.92
Core Return on Average Assets	0.74	0.86
Return on Average Equity	7.43	9.14
Core Return on Average Equity	7.57	8.34
Net Interest Margin	3.46	3.91
Efficiency Ratio	71.12	67.69
Non-Interest Income/Average Assets	0.48	0.77
Non-Interest Expense/Average Assets	2.71	2.81
Net Charge Offs/Average Loans	0.11	0.19
For the Twelve Month Period Ended June 30, 2013
Return on Average Assets	0.60	0.76
Core Return on Average Assets	0.62	0.81
Return on Average Equity	6.26	8.80
Core Return on Average Equity	6.52	8.14
Net Interest Margin	3.44	4.01
Efficiency Ratio	71.63	64.65
Non-Interest Income/Average Assets	0.57	0.77
Non-Interest Expense/Average Assets	2.81	2.95
Net Charge Offs/Average Loans	0.27	0.42
Market Price Information as of September 13, 2013
Stock Price Performance: % One Year Change	34.7	N/A
Stock Price Performance: % One Year Total Return	34.7	N/A
Stock Price/Book Value Per Share	83.33	104.53
Stock Price/Tangible Book Value Per Share	83.69	104.53
Stock Price/LTM EPS*	13.3	11.99
Price to LTM Core EPS	12.8	12.70
Dividend Yield	0.0	2.27
S&P 500 Index 1 Year % Change		15.6
SNL US Bank Index Change 1 Year		26.64
NCBC Peer Group Index 1 Year % Change		26.87

In addition, Smith Capital compared selected financial information of Select Bancorp to the corresponding financial information for a peer group of publicly-traded banks that Smith Capital deemed comparable. The peer group was selected because the companies possessed certain operating and financial characteristics similar to Select Bancorp. The peer group was comprised of companies headquartered in North Carolina, South Carolina and Virginia with assets between $200 million and $600 million, Non-Performing Assets/Total Assets less than 2% and whose shares are traded on NASDAQ or the OTC Bulletin Board. To perform this analysis Smith Capital used financial information available as of June 30, 2013, for the six and twelve month periods ended June 30, 2013 and market price information as of September 13, 2013. The following table summarizes the relevant data for Select Bancorp and the peer group:

	Financial Information as of June 30, 2013
	Select Bancorp	Peer Group Median
Total Assets	$265,268	$337,164
Ratios (Expressed as %)
Tangible Equity/Tangible Assets	11.39	10.88
Tangible Common Equity/Tangible Assets	8.49	10.88
Leverage Ratio		10.86
Total Risk Based Capital Ratio		14.71
NPAs/Assets	0.56	1.24
NPAs + Loans Past Due 90 Days +/Tangible Common Equity + Allowance for Loan Losses	5.66	10.53
Loan Loss Reserve/Gross Loans	1.91	1.25
Loan Loss Reserve/Nonperforming Assets	267.90	77.77
For the Six Month Period Ended June 30, 2013
Return on Average Assets	0.82	0.79
Core Return on Average Assets	0.76	0.83
Return on Average Equity	6.80	7.04
Core Return on Average Equity	6.30	7.10
Net Interest Margin	3.58	3.83
Efficiency Ratio	58.53	71.31
Non-Interest Income/Average Assets	0.47	0.43
Non-Interest Expense/Average Assets	2.24	2.91
Net Charge Offs/Average Loans	0.03	0.06
For the Twelve Month Period Ended June 30, 2013
Return on Average Assets	0.84	0.96
Core Return on Average Assets	0.79	0.99
Return on Average Equity	6.95	7.77
Core Return on Average Equity	6.69	7.53
Net Interest Margin	3.64	3.94
Efficiency Ratio	56.54	66.27
Non-Interest Income/Average Assets	0.46	0.42
Non-Interest Expense/Average Assets	2.15	3.00
Net Charge Offs/Average Loans	0.23	0.16
Market Price Information as of September 13, 2013
Stock Price/Book Value Per Share	*	87.57
Stock Price/Tangible Book Value Per Share	*	95.95
Stock Price/LTM EPS	*	12.38
Dividend Yield	0.0	2.84
Market Capitalization	*	42.00
S&P 500 Index 1 Year % Change		15.6
SNL US Bank Index Change 1 Year		26.64
Select Bancorp Peer Group Index 1 Year % Change		28.63

*	There is no active trading market for Select Bancorp common stock that would provide meaningful comparison.

Certain financial data prepared by Smith Capital and set forth in the tables herein reflect financial measures that were not calculated and presented in accordance with GAAP, such as core return on average assets and core return on average equity. Such measures are not standardized, and therefore, do not correspond to data presented in NCBC’s and Select Bancorp’s historical GAAP financial statements. No company used in the above comparison is identical to Select Bancorp or NCBC. Therefore, an analysis of these companies is not mathematical and involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Pro Forma Merger Analysis

Smith Capital analyzed the relative contribution of assets, liabilities capital and earnings by NCBC and Select Bancorp in the transaction as of June 30, 2013 and for the last twelve months ended June 30, 2013. The contribution analysis is performed before any adjustments for purchase accounting or restructuring charges or cost savings.

Contribution Analysis

	NCBC	Select Bancorp	Combined***	NCBC Contribution	Select Bancorp Contribution
As of June 30, 2013
Total Assets	$550,008	$265,258	$815,266	67.46%	32.54%
Gross Loans*	355,651	209,673	565,324	62.91%	37.09%
Total Deposits	465,489	213,736	679,225	68.53%	31.47%
Tangible Common Equity	55,163	22,357	77,520	71.16%	28.84%
For 12 Months Ended June 30, 2013
Net Interest Income	$18,086	$8,668	$26,754	67.60%	32.40%
Non-Interest Income**	3,246	1,129	4,375	74.19%	25.81%
Non-Interest Expense	16,049	5,558	21,607	74.28%	25.72%
Net Income	3,419	2,087	5,506	62.10%	37.90%

*	Excludes Loans Held for Sale
**	Excludes Securities Gains (Losses)
***	Before Purchase Accounting Adjustments

In addition Smith Capital calculated the relative percentage ownership in the combined companies based on the exchange ratio of 1.8264 and in the event NCBC’s stock price exceeded the level at which a reduction in exchange ratio might occur, which Smith Capital calculated to be a NCBC stock price exceeding $7.16 per share. The reduction in exchange ratio is shown if NCBC’s stock price exceeds $7.16 by 10% and 20%.

Share Ownership Based on Various Exchange Ratios

% Over Trigger	NCBC Price	Exchange Ratio	NCBC Shares	NCBC Shares Issued	Combined Shares	NCBC Contribution	Select Bancorp Contribution
Trigger	$7.16	1.8264	6,921	4,371	11,292	61.29%	38.71%
10%	$7.88	1.6604	6,921	3,974	10,895	63.53%	36.47%
20%	$8.59	1.5220	6,921	3,643	10,564	65.52%	34.48%

The table below shows relative ownership if NCBC’s stock price falls below a price at which there would be an upward adjustment in the exchange ratio. Smith Capital calculated this to be a NCBC stock price of $5.63 per share. The increased exchange ratio is shown at price reductions of 10% and 20% below a NCBC stock price of $5.63 per share.

% Under Trigger	NCBC Price	Exchange Ratio	NCBC Shares	NCBC Shares Issued	Combined Shares	NCBC Contribution	Select Bancorp Contribution
Trigger	$5.63	1.8264	6,921	4,371	11,292	61.29%	38.71%
-10%	$5.06	2.0293	6,921	4,857	11,778	58.76%	41.24%
-20%	$4.50	2.2830	6,921	5,464	12,385	55.88%	44.12%

The exchange ratio adjustments do not include the impact of Select Bancorp’s stock options outstanding.

Financial Impact Analysis

Smith Capital analyzed certain proformas effects of the merger, assuming the following: (a) an exchange ratio of 1.8264; (b) a merger closing date of 12/31/2013; (c) cost savings of approximately $950,000 in 2014 based on estimates provided by management of Select Bancorp and NCBC; (d) approximately $3 million in pretax transaction costs and expenses based on estimates provided by management of Select Bancorp and NCBC; (e) NCBC’s performance was calculated in accordance with NCBC management’s earnings projections; (f) Select Bancorp’s performance was calculated in accordance with Select Bancorp’s management’s earnings projections; and (g) purchase accounting adjustments were estimated based on discussions with Select Bancorp’s management.

The analysis showed the transaction would be accretive to NCBC earnings per share by 15.04% and 6.84% in 2015 and 2016, respectively, compared to NCBC estimated pre-transaction earnings per share for 2014 and 2015. In addition the transaction would be 10.65% dilutive in 2014 and 1.86% dilutive in 2015 compared to NCBC’s 12/31/13 estimated combined tangible book value per share. The foregoing analysis, including assumed closing date and pro forma assumptions, was based on estimates made by Smith Capital at the time of its analysis and actual results may differ.

Discounted Dividends Analysis

Smith Capital performed a discounted dividends analysis to estimate a range of after tax cash flows that Select Bancorp and the NCBC could produce for common shareholders through 2018.

Select Bancorp, Inc.

Smith Capital used Select Bancorp management’s earnings estimates through 2015 and after that grew assets by 6% in 2016, then 5% and used a constant return on assets of 0.90%. Smith Capital used discount rates ranging from 12%-18%. A range of values was derived by adding the present values of the cash flows and the present value of the terminal value of Select Bancorp in 2018. Cash flows available to shareholders were determined by assuming Select Bancorp would only distribute earnings not needed to maintain a tangible common equity/assets ratio each year at 9%. In calculating terminal values for Select Bancorp, Smith Capital used both multiples of terminal earnings ranging between 10 and 14 times and terminal tangible book value multiples between 0.8 and 1.25 times. The discounted dividends present value analysis is a widely used valuation methodology that relies on numerous assumptions, including growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Select Bancorp.

Select Bancorp Stand Alone Discounted Dividends Analysis

Discount Rate		12.00%	15.00%	18.00%
Terminal Earnings Multiple	10.0	$9.11	$8.07	$7.17
	12.0	$10.57	$9.34	$8.29
	14.0	$12.02	$10.62	$9.41
Terminal Book Multiple	0.80	$7.77	$6.89	$6.13
	1.00	$9.25	$8.19	$7.27
	1.25	$11.10	$9.81	$8.70

Smith Capital calculated the premium represented by the transaction value of $12.31 per share to the dividend discounted values derived.

Transaction Value as Premium of Discounted Dividend Values

Transaction Value Per Share		$12.31
Discount Rate		12.00%	15.00%	18.00%
Terminal Earnings Multiple	10.0	35.07%	52.55%	71.63%
	12.0	16.49%	31.75%	48.45%
	14.0	2.40%	15.94%	30.78%
Terminal Book Multiple	0.8	58.50%	78.69%	100.68%
	1.0	33.12%	50.37%	69.21%
	1.25	10.92%	25.51%	41.48%

New Century Bancorp, Inc.

Smith Capital used the combined net income based on NCBC’s and Select Bancorp’s management’s earnings estimates through 2015. After 2015 Smith Capital grew Select Bancorp’s assets by 6.00% in 2016 and then 5.00% and used a constant return on assets of 0.90%. After 2015 Smith Capital grew NCBC’s assets by 3.00% and used a constant ROA of 0.76%. The same assumptions as to accounting treatment, transaction expenses and cost savings described in the Financial Impact Analysis above were used. Smith Capital used discount rates ranging from 12%-18%. A range of values was derived by adding the present values of the cash flows and the present value of the terminal value of NCBC in 2018. Cash flows available to shareholders were determined by assuming NCBC would only distribute earnings not needed to maintain a tangible common equity/assets ratio each year at 9%. In calculating terminal values for NCBC, Smith Capital used both multiples of terminal earnings ranging between 10 and 14 times and terminal tangible book value multiples between 0.8 and 1.40 times. The discounted dividends present value analysis is a widely used valuation methodology that relies on numerous assumptions, including growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of NCBC.

Combined Discounted Dividend Analysis (NCBC)

Discount Rate		12.00%	15.00%	18.00%
Terminal	10.0	$5.83	$5.19	$4.64
Multiple of Earnings	12.0	$6.71	$5.96	$5.31
	14.0	$7.58	$6.72	$5.99
Terminal
Book Multiple	0.80	$5.26	$4.69	$4.20
	1.00	$6.21	$5.53	$4.94
	1.40	$8.11	$7.19	$6.40

Smith Capital calculated the equivalent value per share to Select Bancorp shareholders based on the exchange ratio of 1.8264.

Combined Dividend Discount Analysis (Select Bancorp)

Exchange Ratio	1.8264

		Select Equivalent Per Share Value
		12.00%	15.00%	18.00%
Terminal	10.00	$10.65	$9.48	$8.48
Earnings Multiple	12.00	$12.25	$10.88	$9.71
	14.00	$13.85	$12.28	$10.94
Terminal	0.80	$9.61	$8.57	$7.68
Book Multiple	1.00	$11.35	$10.09	$9.01
	1.40	$14.82	$13.14	$11.69

Smith Capital’s Compensation arrangements and other relationships

The Select Bancorp Board retained Smith Capital as an independent contractor to act as its financial advisor regarding the merger with NCBC. With regard to Smith Capital's services in connection with the merger, by a letter agreement dated July 2, 2013 between Smith Capital and Select Bancorp, Smith Capital was paid its hourly rate of $275, up to a maximum of $30,000, plus out of pocket expenses, to evaluate the proposal from NCBC and assist as needed in the due diligence review of NCBC and negotiation of the definitive agreement with NCBC. Smith Capital will also receive $40,000 for its fairness opinion, plus out of pocket expenses. Select Bancorp has also agreed to indemnify Smith Capital against certain liabilities, including liabilities under federal securities law, incurred in connection with its services. The amount of Smith Capital's fee was determined by negotiation between Select Bancorp and Smith Capital.

Smith Capital has provided financial advisory services to both Select Bancorp and NCBC during the past two years. Smith Capital acted as financial advisor to Select Bancorp related to analyzing strategic options. It also prepared fair value valuations for Select Bancorp’s acquisition of its Gibsonville branch. Excluding fees paid or to be paid to Smith Capital in connection with the merger as described above, the aggregate amount paid by Select Bancorp to Smith Capital over the last two years for serviced rendered is $26,080. Smith Capital has also provided valuation services to NCBC related to the core deposit intangible in the sale of two branches to Lumbee Guaranty Bank, the fair value of NCBC’s trust preferred securities, and the calculation of loan prepayment speeds. For all services rendered to NCBC during the last two years, the aggregate amount paid by NCBC to Smith Capital for services rendered is $20,450.

Certain Select Bancorp Unaudited Prospective Financial Information

Select Bancorp is a private bank holding company and does not file and is not required to file reports or financial information pursuant to the Exchange Act with the SEC or the FDIC. Select Bancorp also does not make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Select Bancorp is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to Select Bancorp’s financial advisor and to NCBC and its financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Select Bancorp, NCBC, Smith Capital, Janney, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Select Bancorp’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Select Bancorp’s business, all of which are difficult to predict and many of which are beyond Select Bancorp’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Additionally, in the course of due diligence and negotiation of the merger, Select Bancorp refined and altered assumptions and estimates in forecasting and arriving at the presented summary, unaudited prospective financial information, which data represents the final iteration of projections shared with Smith Capital and NCBC and its financial advisor. Select Bancorp can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized.

In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Select Bancorp’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 19 and page 33, respectively, of this joint proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Select Bancorp’s independent auditor, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Select Bancorp can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Select Bancorp does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Select Bancorp or NCBC, as applicable, of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on either Select Bancorp or NCBC, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Select Bancorp or NCBC, as applicable, of any possible failure of the merger to occur. None of Select Bancorp, NCBC, Smith Capital, Janney or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Select Bancorp, shareholder of NCBC or other person regarding Select Bancorp’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Select Bancorp or NCBC that it is viewed as material information of Select Bancorp, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was made available to Select Bancorp’s financial advisor, and to NCBC in connection with NCBC’s due diligence of Select Bancorp, as well as to NCBC’s financial advisor, in connection with the merger.

In light of the foregoing, and considering that the Select Bancorp special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Select Bancorp shareholders are cautioned not to place unwarranted reliance on such information, and Select Bancorp urges all Select Bancorp shareholders to review Select Bank’s most recent Call Report filed with the FDIC and Select Bancorp’s audited consolidated financial statements included with this document. See the section entitled “Where You Can Find More Information” on page 184 of this joint proxy statement/prospectus.

The following table presents a summary of the material elements of the unaudited prospective financial data of Select Bancorp for the years ending December 31, 2013 through 2015 that was shared confidentially with Smith Capital, NCBC, and NCBC’s financial advisor, and which such parties may have relied on in connection with the merger (dollars in thousands, except per share data):

	For the years ending December 31,
	2013	2014	2015
Total Assets	$279,000	$283,500	$298,000
Gross Loans	216,000	228,000	240,000
Common Equity	25,355	27,755	30,155

Net Income to Common	$2,228	$2,389	$2,519
Earnings Per Common Share	0.94	1.00	1.05
Dividends Per Common Share	0.00	0.00	0.00

Opinion of NCBC’s Financial Advisor

On April 30, 2013, NCBC engaged Janney as its exclusive financial advisor to render financial advisory and investment banking services in connection with NCBC’s evaluation of a potential transaction with Select Bancorp. The parties subsequently amended the engagement agreement on September 19, 2013. Pursuant to the amended engagement agreement, Janney agreed to assist NCBC in assessing the fairness, from a financial point of view, of the consideration in the proposed merger with Select Bancorp. NCBC selected Janney on the basis of Janney’s experience and expertise in representing community banks in similar transactions.

As part of its engagement, representatives of Janney attended the meeting of the NCBC Board held on September 30, 2013, at which the NCBC Board evaluated the proposed merger with Select Bancorp. At this meeting, Janney reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing) to the board of directors of NCBC that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration was fair, from a financial point of view, to the shareholders of NCBC. The NCBC Board approved the merger agreement at this meeting.

The full text of Janney’s written opinion is attached as Appendix D to this document and is incorporated in this joint proxy statement/prospectus by reference. NCBC and Select Bancorp shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Janney. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Janney’s opinion speaks only as of the date of the opinion. The opinion is directed to the NCBC Board and addresses only the fairness, from a financial point of view, of the merger consideration to the shareholders of NCBC. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any shareholder as to how the shareholder should vote at the annual meeting on the merger or any related matter.

In rendering its opinion, Janney, among other things:

•	reviewed the draft merger agreement as of September 30, 2013;
•	reviewed the historical financial performance, current financial positions and general prospects of Select Bancorp and NCBC;
•	examined the historical stock prices and trading volumes of NCBC’s common stock;
•	reviewed certain internal financial data and projections of Select Bancorp and NCBC;
•	considered the proposed financial terms of the merger and examined the estimated results of the proposed merger on tangible book value and earnings per share;
•	to the extent deemed relevant, analyzed selected public information of certain other bank holding companies and compared Select Bancorp and NCBC, from a financial point of view, to these other bank and thrift holding companies;

•	compared the terms of the merger with terms of other comparable transactions to the extent information concerning such acquisitions was deemed generally comparable; and
•	discussed with certain members of senior management of Select Bancorp and NCBC the strategic aspects of the merger.

In conducting its review and arriving at its opinion, Janney relied upon the accuracy and completeness of all financial and other information provided to it or otherwise publicly available. Janney did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Janney relied upon the management of Select Bancorp and NCBC as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases thereto) provided to Janney, and Janney assumed that such forecasts and projections reflected the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such management.

Janney assumed, without independent verification, that the aggregate allowance for loan and lease losses for Select Bancorp and NCBC are adequate to cover those losses. Janney did not make or obtain any evaluation or appraisals of the property, assets and liabilities of Select Bancorp and NCBC, nor did it examine any individual credit files.

Select Bancorp and NCBC do not publicly disclose internal management projections of the type provided to Janney in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, Janney assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;
•	the representations and warranties of each party in the merger agreement and in all related documents and instruments related to the merger agreement are true and correct;
•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; and
•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

Janney further assumed that the merger will be accounted for using the acquisition method under GAAP, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Janney’s opinion is not an expression of an opinion as to the prices at which shares of Select Bancorp common stock or shares of NCBC common stock will trade following the announcement of the merger or actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, Janney made numerous assumptions with respect to industry performance, general business, economic, market and financial condition and other matters, which are beyond the control of Janney, Select Bancorp and NCBC. Any estimates contained in the analyses performed by Janney are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the

Janney opinion was among several factors taken into consideration by the NCBC Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the NCBC Board with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by Janney to the NCBC Board on September 30, 2013, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the Janney opinion or the presentation made by Janney to the NCBC Board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Janney did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Janney believes that its analyses and the summary of its analyses must be considered as a whole and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal.  Pursuant to the terms of the merger agreement, upon completion of the merger, each share of Select Bancorp common stock, par value $1.00 per share, issued and outstanding (except for such shares held by holders who have properly demanded appraisal for such shares under North Carolina law), will be converted exclusively into the right to receive 1.8264 shares of common stock, par value $1.00 per share, of NCBC. The common stock exchange ratio of 1.8264 may be adjusted downward in limited circumstances, as described in greater detail later in this joint proxy statement/prospectus. Each share of Select Bancorp preferred stock, no par value, issued and outstanding (except for such shares held by holders who have properly demanded appraisal for such shares under North Carolina law), will be converted into the right to receive one share of NCBC preferred stock having substantially identical rights, privileges, and preferences as the Select Bancorp preferred stock. Based on NCBC’s 20-day average closing price as of September 27, 2013, the last trading day before the announcement of the transaction, of $6.77, the merger consideration represented a price of $12.36 per share to Select Bancorp’s common shareholders.

Selected Comparable Companies Analyses.  Using publicly available information, Janney compared the financial condition and market performance of Select Bancorp to selected publicly traded banks headquartered in the southeastern United States with assets between $150 million and $500 million, with nonperforming assets to total assets of less than 2.0%, a return on assets in the last twelve months greater than 0.6%, and an average daily volume in the twelve months greater than zero. Companies included in this group were:

• Virginia National Bank (VABK)	• Commerce Union Bancshares, Inc. (CUBN)
• Benchmark Bankshares, Inc. (BMBN)	• Surrey Bancorp (SRYB)
• Bank of the James Financial Group, Inc. (BOTJ)	• Blue Ridge Bankshares, Inc. (BRBS)
• CapStone Bank (CPSE)	• Bank of McKenney (BOMK)
• Pinnacle Bankshares Corporation (PPBN)	• Aquesta Bank (ATBK)
• Southwest Georgia Financial (SGB)	• Community Southern Bank (CMUY)
• Bank of South Carolina Corporation (BKSC)	• Farmers Bank of Appomattox (FBPA)
• Heritage Bankshares, Inc. (HBKS)	• United Tennessee Bankshares, Inc. (UNTN)
• Little Bank, Inc. (LTLB)	• Virginia Bank Bankshares, Inc. (VABB)
• Truxton Corporation (NBTH)	• Security Bancorp, Inc. (SCYT)
• Freedom Bank of Virginia (FDVA)

Additionally, using publicly available information, Janney compared the financial condition and market performance of NCBC to selected publicly traded banks or bank holding companies headquartered in Georgia, North Carolina, South Carolina, and Virginia (excluding those within the Washington D.C. metropolitan statistical area) with assets between $300 million and $1 billion, with nonperforming assets to total assets between 1.0% and 5.0%, a return on assets in the last twelve months between 0.5% and 1.0%, and an average daily volume in the twelve months greater than zero. Companies included in this group were:

• Old Point Financial Corporation (OPOF)	• First Capital Bancorp, Inc. (FCVA)
• Southern First Bancshares, Inc. (SFST)	• Bank of the James Financial Group, Inc. (BOTJ)
• Valley Financial Corporation (VYFC)	• HomeTown Bankshares Corporation (HMTA)
• First Community Corporation (FCCO)	• Farmers Bank (FBVA)
• F & M Bank Corporation (FMBM)	• Pinnacle Bankshares Corporation (PPBN)
• First National Corporation (FXNC)	• Botetourt Bankshares, Inc. (BORT)

To perform this analysis, Janney used financial information as of the twelve month period ended June 30, 2013, and market price information as of the close of the stock markets on September 27, 2013. Certain financial data prepared by Janney, and as referenced in the tables presented below, may not correspond to the data presented in Select Bancorp’s and NCBC’s historical financial statements as a result of the different periods, assumptions and methods used by Janney to compute the financial data presented.

Janney’s analysis showed the following concerning Select Bancorp’s and NCBC’s financial condition:

	Select Bancorp	Select Bancorp Group Minimum	Select Bancorp Group Maximum
Return on Average Assets	0.85%	0.63%	2.55%
Return on Average Equity	7.32%	4.92%	21.39%
Net Interest Margin	3.74%	3.24%	4.99%
Noninterest Income/Average Assets	0.44%	0.18%	2.47%
Efficiency Ratio	54.91%	51.24%	81.87%
Tangible Common Equity/Tangible Assets	10.77%	6.74%	14.35%
Tier 1 Capital Ratio	13.99%	11.10%	21.03%
Loans/Assets	79.04%	50.88%	83.58%
Nonperforming Assets + 90 Days/Assets	0.56%	0.21%	2.01%
Last Twelve Months Net Charge-Offs/Average Loans	0.01%	-0.13%	2.88%
Stock Price/Book Value per Share	N/A	63.69%	183.52%
Stock Price/Tangible Book Value per Share	N/A	63.81%	183.52%
Stock Price/Last Twelve Months EPS	N/A	5.25x	20.88x

	NCBC	NCBC Group Minimum	NCBC Group Maximum
Return on Average Assets	0.60%	0.49%	0.89%
Return on Average Equity	6.26%	4.94%	10.41%
Net Interest Margin	3.44%	3.12%	4.10%
Noninterest Income/Average Assets	0.57%	0.30%	1.45%
Efficiency Ratio	71.63%	54.08%	83.03%
Tangible Common Equity/Tangible Assets	10.03%	5.26%	9.52%
Tier 1 Capital Ratio	15.96%	11.13%	17.25%
Loans/Assets	63.90%	53.71%	86.31%
Nonperforming Assets + 90 Days/Assets	3.29%	1.48%	4.46%
Last Twelve Months Net Charge-Offs/Average Loans	0.20%	-1.10%	2.92%
Stock Price/Book Value per Share	85.83%	58.35%	117.04%
Stock Price/Tangible Book Value per Share	86.20%	58.35%	117.04%
Stock Price/Last Twelve Months EPS	13.74x	7.60x	17.50x

Recent Transactions Analysis.  Janney reviewed publicly available information related to selected bank transactions involving institutions with assets under $500 million, less than 2.0% nonperforming assets to total assets, a return on assets in the last twelve months greater than 0.6%, announced since September 1, 2010, and headquartered in the eastern United States to evaluate the valuation of Select Bancorp. Transaction multiples for the merger were evaluated based on the exchange ratio of 1.8264 per share and to arrive at an aggregate offer price of $12.36 per common share for Select Bancorp. For each transaction referred to below, Janney derived and compared, among other things, the following implied ratios:

•	price per common share paid for the acquired company to book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;
•	price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and
•	price per common share paid for the acquired company to last twelve months earnings per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

Acquiror	Acquiree
• Wilshire Bancorp, Inc.	• BankAsiana
• CNB Financial Corporation	• FC Banc Corporation
• Lakeland Bancorp	• Somerset Hills Bancorp
• Old Florida Bancshares, Inc.	• New Traditions National Bank
• F.N.B. Corporation	• Annapolis Bancorp, Inc.
• LCNB Corporation	• First Capital Bancshares, Inc.
• Penns Woods Bancorp, Inc.	• Luzerne National Bank Corporation
• ASB Financial Corporation	• Cottage Savings Bank
• Peoples Bancorp, Inc.	• Sistersville Bancorp, Inc.
• Commerce Bancshares Corporation	• Mercantile Capital Corporation
• Provident New York Bancorp	• Gotham Bank
• Piedmont Community Bank Holdings Inc.	• VantageSouth Bank
• Ocean Shore Holding Co.	• CBHC Financialcorp, Inc.
• Norwood Financial Corporation	• North Penn Bancorp, Inc.
• Berkshire Hills Bancorp, Inc.	• Rome Bancorp, Inc.

The results of the analysis are set forth in the following table:

Transaction Price to:	NCBC/Select Bancorp Merger	Median	Low	High
Book Value	122.5%	128.5%	100.7%	194.4%
Tangible Book Value	132.3%	128.5%	100.7%	194.4%
Last Twelve Months EPS	13.8x	18.7x	10.3x	40.1x

Additionally, Janney reviewed publicly available information related to selected bank transactions involving institutions with assets between $100 million and $1 billion, between 1.0% and 5.0% nonperforming assets to total assets, a return on assets in the last twelve months between 0.5% and 1.0%, announced since September 1, 2010, and headquartered in the eastern United States to evaluate the valuation of NCBC. Transaction multiples were compared with NCBC’s 20-day average closing price as of September 27, 2013, the last trading day before the announcement of the transaction, of $6.77. For each transaction referred to below, Janney derived and compared, among other things, the following implied ratios:

Acquiror	Acquiree
• Community & Southern Holdings, Inc.	• Verity Capital Group, Inc.
• CenterState Banks	• Gulfstream Bancshares, Inc.
• Peoples Bancorp, Inc.	• Ohio Commerce Bank
• Wilshire Bancorp, Inc.	• BankAsiana
• Croghan Bancshares, Inc.	• Indebancorp

Acquiror	Acquiree
• F.N.B Corporation	• Annapolis Bancorp, Inc.
• CapStone Bank	• Patriot State Bank
• Penns Woods Bancorp, Inc.	• Luzerne National Bank Corporation
• Ohio Farmers Insurance Co.	• Western Reserve Bancorp
• United Financial Bancorp	• New England Bancshares
• First Community Bancshares, Inc.	• Peoples Bank of Virginia
• Berkshire Hills Bancorp, Inc.	• Connecticut Bank and Trust Co.
• 1st United Bancorp, Inc.	• Anderen Financial, Inc.
• Norwood Financial Corporation	• North Penn Bancorp, Inc.
• Community Bank System, Inc.	• Wilber Corporation

The results of the analysis are set forth in the following table:

NCBC 20-day average price to:	NCBC 20-day Average	Median	Low	High
Book Value	85.0%	131.1%	66.4%	165.0%
Tangible Book Value	85.0%	131.5%	66.4%	165.0%
Last Twelve Months EPS	12.09x	18.8x	10.0x	51.2x

No company or transaction used as a comparison in the above analysis is identical to Select Bancorp, NCBC or the merger. Accordingly, an analysis of these results is not mathematical. Instead, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Financial Impact Analysis.  Janney performed pro forma merger analysis on the combined projected income statement and balance sheet information of Select Bancorp and NCBC. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact the merger would have on certain projected financial results of NCBC. In the course of this analysis, Janney used earnings estimates for NCBC based on discussion with NCBC’s management and used earnings estimates for Select Bancorp based on discussions with Select Bancorp’s management. This analysis indicated that the merger is expected to be accretive to NCBC’s estimated earnings per share in 2014, 2015 and 2016. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for NCBC and that NCBC is expected to maintain well-capitalized capital ratios. For all of the above analyses, the actual results achieved by NCBC following the merger may vary from the projected results, and the variations may be material.

Discounted Dividends Analysis.  Janney performed a discounted dividends analysis to estimate a range of the present values of after-tax cash flows that Select Bancorp could theoretically produce for dividends to equity holders through 2018 on a standalone basis. Janney assumed discount rates ranging from 14.0% to 18.0%. The range of values was determined by adding the present value of projected cash flows to Select Bancorp shareholders from 2014 through 2018 and the present value of a terminal value. In determining the cash flows available to shareholders, Janney assumed that Select Bancorp would maintain a tangible common equity to tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Select Bancorp. In calculating the terminal value, Janney applied multiples ranging from 8.0 to 14.0 times 2019 projected earnings. This resulted in a range of values for Select Bancorp from $7.93 to $12.96 per share.

Janney also performed a further discounted dividends analysis that included certain potential cost synergies and other adjustments projected by NCBC’s management to result from the merger. Janney performed a discounted dividends analysis to estimate a range of the present values of after-tax cash flows that Select Bancorp could theoretically produce for dividends to equity holders through 2018 including cost savings equal to approximately 18% of Select Bancorp’s noninterest expense, excluding depreciation and amortization, as well as other adjustments. Janney assumed discount rates ranging from 14.0% to 18.0%. The range of values was determined by adding the present value of projected cash flows including certain potential cost synergies and restructuring charges from 2014 through 2018 and the present value of a terminal value. In determining the cash flows available to shareholders, Janney assumed that Select Bancorp would maintain a tangible common equity to tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Select Bancorp. In calculating the terminal value, Janney applied multiples ranging from 8.0 to 14.0 times 2019 projected earnings. This resulted in a range of values for Select Bancorp from $9.38 to $15.92 per share.

Additionally, Janney performed a discounted dividends analysis to estimate a range of the present values of after-tax cash flows that NCBC could theoretically produce for dividends to equity holders through 2018 on a standalone basis. Janney assumed discount rates ranging from 14.0% to 18.0%. The range of values was determined by adding the present value of projected cash flows to NCBC shareholders from 2014 through 2018 and the present value of a terminal value. In determining the cash flows available to shareholders, Janney assumed that NCBC would maintain a tangible common equity to tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for NCBC. In calculating the terminal value, Janney applied multiples ranging from 8.0 to 14.0 times 2019 projected earnings. This resulted in a range of values for NCBC from $6.61 to $9.44 per share.

The discounted dividends present value analysis is a widely used valuation methodology that relies on numerous assumptions, including growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Select Bancorp or NCBC.

Information Regarding Janney.  Janney, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, private placements and valuations for corporate and other purposes. NCBC and Janney originally entered into an agreement on April 30, 2013 pursuant to which NCBC engaged Janney to act as its exclusive financial advisor in connection with the merger. NCBC agreed to pay Janney a fee of $25,000 upon the execution of the engagement agreement, a fee of $25,000 upon the execution of a definitive merger agreement with Select Bancorp, and a fee of $100,000 upon the closing of the transaction. The April 30, 2013 engagement agreement provided that, if NCBC requested and Janney agreed, that a separate agreement for Janney to provide a fairness opinion in regard to the transaction would be executed and that $75,000 of payments made under the April 30, 2013 agreement would be credited against any fees due under that separate agreement. Pursuant to an agreement dated September 19, 2013, NCBC and Janney amended the April 30, 2013 agreement to address NCBC’s request that Janney deliver its opinion in connection with the merger. Under the amended engagement agreement, NCBC agreed to pay Janney a fee of $200,000 for the delivery of the fairness opinion and a fee of $25,000 upon the closing of the merger. The $25,000 Janney was previously paid under the original engagement was credited against the fees due under the new agreement. NCBC has also agreed to reimburse Janney for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Janney for certain liabilities arising out of its engagement. In the two years preceding the date of its opinion to NCBC, Janney received compensation (other than the fees from NCBC in connection with the merger) for investment banking services from NCBC related to the sale of two branches to Lumbee Guaranty Bank which was completed on April 6, 2012, for which Janney received a fee of $70,000. Janney has received no other compensation from NCBC or its affiliates during the past two years.

Certain NCBC Unaudited Prospective Financial Information

NCBC does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, NCBC is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to NCBC’s financial advisor and to Select Bancorp and its financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of NCBC, Select Bancorp, Janney, Smith Capital, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

NCBC’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to NCBC’s business, all of which are difficult to predict and many of which are beyond NCBC’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Additionally, in the course of due diligence and negotiation of the merger, NCBC refined and altered assumptions and estimates in forecasting and arriving at the presented summary, unaudited prospective financial information, which data represents the final iteration of projections shared with Janney and Select Bancorp and its financial advisor. NCBC can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized.

In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to NCBC’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 19 and page 33, respectively, of this joint proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in NCBC’s historical financial statements. Neither NCBC’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. NCBC can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. NCBC does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either NCBC or Select Bancorp, as applicable, of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on either NCBC or Select Bancorp, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either NCBC or Select Bancorp, as applicable, of any possible failure of the merger to occur. None of NCBC, Select Bancorp, Janney, Smith Capital or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of NCBC, shareholder of Select Bancorp or other person regarding NCBC’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by NCBC or Select Bancorp that it is viewed as material information of NCBC, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was made available to NCBC’s financial advisor, and to Select Bancorp in connection with Select Bancorp’s due diligence of NCBC, as well as to Select Bancorp’s financial advisor, in connection with the merger.

In light of the foregoing, and considering that the NCBC annual meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders are cautioned not to place unwarranted reliance on such information, and NCBC urges all shareholders to review NCBC’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of NCBC’s business and reported financial results.

The following table presents a summary of the material elements of the unaudited prospective financial data of NCBC for the years ending December 31, 2013, through 2015 that was shared confidentially with Janney, Select Bancorp and Select Bancorp’s financial advisor, and which such parties may have relied on in connection with the transaction: (dollars in thousands, except per share data):

	For the years ending December 31,
	2013	2014	2015
Total Assets	$558,878	$581,534	$608,220
Gross Loans	371,101	386,178	405,144
Common Equity	57,165	60,268	64,051

Net Income to Common	$3,390	$3,487	$4,225
Earnings Per Common Share	0.49	0.50	0.61
Dividends Per Common Share	0.00	0.00	0.00

Board of Directors and Management of NCBC Following Completion of the Merger

Effective upon completion of the merger, NCBC currently expects to take certain actions to appoint to the NCBC and New Century Bank boards of directors five individuals currently serving as directors of Select Bancorp and Select Bank’s board of directors. For information about the current NCBC directors and executive officers, see “Management Following the Merger” and for more information on the employment arrangements between NCBC and New Century Bank and certain officers of Select Bancorp and Select Bank that will become effective upon the completion of the merger, see “—Select Bancorp’s Directors and Officers Have Financial Interests in the Merger — Employment Agreements” immediately below.

Voting Agreements.

As an inducement to NCBC’s willingness to enter into the merger agreement, the following directors of Select Bancorp have entered into voting agreements with NCBC – Joseph T. Edwards, James H. Glenn, Jr., Alicia S. Hawk, Mark A. Holmes, Gene W. Minton, James R. Norville, Jr, V. Parker Overton and K. Clark Stallings. Pursuant to the voting agreements, such directors of Select Bancorp agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them, (i) in favor of the approval of the Agreement and Plan of Merger and Reorganization at the special meeting of the Select Bancorp shareholders and (ii) against any competing Acquisition Proposal (as defined in the merger agreement and as further described under “The Merger Agreement — Agreement Not to Solicit Other Offers”). As of March 31, 2014, the directors of Select Bancorp who have executed voting agreements beneficially owned 338,729 shares (exclusive of shares underlying outstanding stock options), or approximately 14.13% of the outstanding shares of Select Bancorp common stock. A copy of the form of this voting agreement is attached to this joint proxy statement/prospectus as Exhibit B to the merger agreement and is incorporated herein by reference. Select Bancorp shareholders are urged to read the voting agreements in their entirety.

Select Bancorp’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the Select Bancorp Board that you vote to approve the merger on substantially the terms set forth in the merger agreement, you should be aware that some of Select Bancorp’s directors and executive officers have interests in the merger and have arrangements that are different from, or are in addition to, those of Select Bancorp’s shareholders generally. The Select Bancorp Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the Agreement and Plan of Merger and Reorganization. The Select Bancorp Board determined these interests to be reasonable.

Summary of Financial Interests in the Merger. Set forth below is a table that quantifies the financial interests of Select Bancorp’s directors and executive officers in the merger. In quantifying these amounts, it was necessary for Select Bancorp to make certain assumptions about events occurring both before and after the merger, and those assumptions are set forth in the footnotes to the table. Additional detail regarding each financial interest is provided in the paragraphs immediately following the table.

Director/Executive Officer	Director Fees Post-Merger(1)	Post-Merger Salary Increase(2)	Executive Officer Settlement Payments(3)	Total Financial Interests in the Merger(4)
Gary J. Brock	$—	$—	$345,731	$345,731
Anne R. Corey	—	26,000	243,818	269,818
Joseph T. Edwards	—	—	—	—
James H. Glen, Jr.	14,467	—	—	14,467
Alicia Speight Hawk	14,467	—	—	14,467
Mark A. Holmes	—	—	579,199	579,199
Gene W. Minton	14,467	—	—	14,467
Collice C. Moore	—	—	—	—
James R. Norville, Jr.	—	—	—	—
V. Parker Overton	14,467	—	—	14,467
Alex J. Speight	—	—	—	—
K. Clark Stallings	14,467	—	—	14,467
Walter L. Williams	—	—	—	—
All Directors and Executive Officers as a group	$72,335	$26,000	$1,168,748	$1,267,083

(1)	The post-merger director fees amount represents one hypothetical year of service on the post-merger board of directors of NCBC. One year was used as the measurement period since the to-be-appointed Select Bancorp directors will be up for re-election at the 2015 annual meeting of shareholders. The estimated annual amount was calculated by taking the average aggregate cash fees paid to existing non-employee members of the NCBC Board during calendar year 2013. See subsection below entitled “NCBC and New Century Bank Board Seats” for additional detail on director fees.
(2)	This value represents the increase in salary, if any, that the executive officers are anticipated to receive pursuant to new employment agreements with NCBC that are expected to be entered into at closing of the merger. The new employment agreements are anticipated to be for an initial two-year period, and, thus, the value represented shows the annual salary increase, if any, which in each case has then been multiplied to account for two-years of service. The executive officers right to receive the compensation is contingent upon fulfilling the contractual terms of the new employment agreements. Ms. Corey is the only executive officer receiving an increase in salary in connection with the merger. See subsection entitled “New Employment Agreements with NCBC” below for additional detail on the proposed new agreements.
(3)	Detail regarding these cash settlement payments that are anticipated to be paid to the Select Bancorp executive officers are provided in the subparagraph below entitled “Settlement Payments to Select Bancorp Executive Officers.”
(4)	In accordance with applicable SEC rules, financial interests arising from ownership of Select Bancorp securities have been excluded since the directors and executive officers of Select Bancorp are receiving no extra or special benefits in connection with the merger not shared by all other holders of Select Bancorp common stock.

Share Ownership.  As of March 31, 2014, the record date for the special meeting of Select Bancorp shareholders, the directors and executive officers of Select Bancorp may be deemed to be the beneficial owners of 687,637 shares (inclusive of shares of Select Bancorp common stock underlying exercisable stock options or options that become exercisable within 60 days of March 31, 2014), representing 26.58 of the outstanding shares of Select Bancorp common stock. See “Beneficial Ownership of Select Bancorp Voting Securities.”

New Employment Agreements with NCBC.  As a condition to entering into the merger agreement, NCBC and New Century Bank have agreed to offer Mark A. Holmes and Gary J. Brock positions on the executive management team of NCBC and New Century Bank and to offer Anne R. Corey a position as New Century Bank’s Senior Credit Administrator pursuant to employment agreements to be executed at closing of the merger. Set forth below is a summary of the material differences between the proposed employment agreements with NCBC and the Select Bank officers’ current employment or change in control agreements with Select Bank, which current agreements will be terminated in connection with the closing of the merger.

•	Mr. Holmes is currently a party to an employment agreement with Select Bank. The proposed employment agreement with New Century Bank and NCBC will increase his vacation leave to five weeks from the current four weeks and provide a contractual car allowance of $500 per month (his current car allowance is pursuant to Select Bank policy). He will also be provided reimbursement of legal fees up to $100,000 in the event he prevails in any litigation related to the terms of his proposed employment agreement with NCBC. His proposed employment agreement will lower his annual salary to $185,000 from his current annual salary of $205,000. His current three-year term will be reduced to an annual term after the first two years of the proposed employment agreement. In the event there is a change in control of the employer and the officer is terminated without cause or terminates employment under certain circumstances within 12 months following the change in control, Mr. Holmes’ change in control payment will be reduced to 200% of his then current annual salary from 299% of his current salary as provided in his existing employment agreement. Other provisions in the proposed employment agreement are substantially similar to his existing employment agreement Select Bank.
•	Mr. Brock is also a party to an employment agreement with Select Bank. His proposed employment agreement with New Century Bank and NCBC will maintain his current annual salary of $200,000 and will provide a contractual car allowance of $500 per month (his current car allowance is pursuant to Select Bank policy). In the event there is a change in control of the employer and the officer is terminated without cause or terminates employment under certain circumstances within 12 months following the change in control, Mr. Brock’s change in control payment will remain at 200% of his then current annual salary as provided in his existing employment agreement. His current three-year term will be reduced to an annual term after the first two years of the employment agreement. Other provisions in the proposed employment agreement are substantially similar to his existing employment agreement with Select Bank.
•	Ms. Corey is a party to a change in control agreement with Select Bank. Her proposed employment agreement with New Century Bank has a term of two years. On each anniversary of the effective date of the proposed employment agreement, the term is automatically extended for an additional one year period beyond the then effective expiration date unless written notice from the employer or the officer is received 60 days prior to the anniversary date advising the other that the employment agreement shall not be further extended. The officer has the option to terminate the employment agreement upon 60 days written notice to the employer. While employed and for one year following termination of employment, she is prohibited from competing with New Century Bank. Her proposed employment agreement with New Century Bank provides for an annual cash salary of $135,000 (her current annual salary is $122,000), with annual adjustments and discretionary bonuses as determined by the employer. In addition, she is also entitled to all fringe benefits that are generally provided to other employees. In the event there is a change in control of the employer and the officer is terminated without cause or terminates employment under certain circumstances within 12 months following the change in control, Ms. Corey’s change in control payment will remain at 200% of her then current annual salary as provided in her existing change in control agreement.

Select Bancorp Options.  Select Bancorp has made stock options awards to certain officers and directors under the Amended and Restated 2005 Select Bancorp, Inc. Incentive Stock Option Plan, the Amended and Restated 2005 Select Bancorp, Inc. Nonstatutory Stock Option Plan, and the 2008 Select Bancorp, Inc. Omnibus Stock Ownership and Long Term Incentive Plan (the “Select Bancorp Stock Plans”). At the effective time of the merger, in accordance with the terms of the merger agreement, NCBC has agreed to assume the Select Bancorp Stock Plans, with each outstanding option being converted to options to purchase shares of common stock of NCBC at the same exchange ratio used for shares of Select Bancorp common stock in the merger. There is no monetary value to the conversion of these options since all the stock options were already vested and there will be no acceleration of vesting of stock options held by the directors and officers of Select Bancorp as a result of the merger.

Settlement Payments to Select Bancorp Executive Officers.  Certain provisions in the existing employment agreements with Messrs. Holmes and Brock and the change in control agreement with Ms. Corey provide for payments to these officers in the event of a change in control of Select Bank followed by a termination of employment or adverse change in such officer’s employment conditions. It is a condition to the obligation of NCBC to close the merger that each of these Select Bank officers enter into a settlement and release agreement releasing Select Bancorp and Select Bank (and each entity’s respective successor) from their respective obligations under the agreements. In consideration for the settlement of those agreements, Select Bank will make the following cash payments to such officers immediately prior to consummation of the merger:

GOLDEN PARACHUTE COMPENSATION
Officer Name	Cash(1)	Equity	Pension/NQDC	Perks/Benefits	Tax Reimbursement	Total
Mark A. Holmes	$ 579,199	-0-	-0-	-0-	-0-	$ 579,199
Gary J. Brock	345,731	-0-	-0-	-0-	-0-	345,731
Anne R. Corey	243,818	-0-	-0-	-0-	-0-	243,818

(1)	The cash payment amounts approximate the value the officers would have otherwise been entitled to under their existing double-trigger employment or change in control agreement with Select Bank had such agreement not been terminated and the merger had occurred followed immediately by a termination of the officer’s employment or adverse change to such officer’s employment conditions.

NCBC and New Century Bank Board Seats.  Concurrent with completion of the merger, NCBC will take certain actions to reconstitute the boards of directors of the bank and holding company resulting from the merger so that each board is composed of 16 members. Five of the newly appointed boards of directors will be current members of the Select Bancorp board of directors. These directors are expected to be James H. Glen, Jr., Alicia Speight Hawk, Gene W. Minton, V. Parker Overton and K. Clark Stallings. Select Bancorp currently pays its directors a monthly board meeting attendance fee of $750. In connection with their service on the post-merger boards, the continuing Select Bancorp directors will be eligible to receive the same board compensation as is paid to other directors of NCBC, which currently includes a monthly retainer of $333, a per board meeting attendance fee of $500, and a per committee attendance fee of $400. The compensation each continuing director will earn will depend upon the director’s board attendance and committee service. During 2013, the aggregate amounts paid to NCBC’s non-employee directors for their service on the NCBC board of directors and relevant committees ranged from a low of $9,500 to a high of $23,300 for the chairman of the NCBC Board.

Select Bancorp Director and Officer Indemnification and Insurance.  NCBC has agreed to indemnify the directors and officers of Select Bancorp following the merger against certain liabilities arising from their acts or omissions before the merger. NCBC has also agreed to provide directors’ and officers’ liability insurance for the directors and officers of Select Bancorp for a period of six years following the merger with respect to acts or omissions occurring before the merger that were committed by such directors and officers in their capacities as such.

Public Trading Markets

NCBC common stock is listed on The NASDAQ Global Market under the symbol “NCBC.” Select Bancorp common stock is not traded on any securities exchange nor is there an established trading market for Select Bancorp common stock. The shares of NCBC common stock issued pursuant to the merger agreement will be listed for trading on The NASDAQ Global Market.

Regulatory Approvals Required for the Merger

Bank holding companies, such as NCBC and Select Bancorp, and their respective depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. For detailed discussions of this ongoing regulatory oversight and the laws and regulations under which it is carried, see “Supervision and Regulation.” Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

The merger is subject to approval, or other non-objection, by the Federal Reserve under the BHCA. In considering the approval of a transaction such as the merger, this Act requires the Federal Reserve to review, with respect to the bank holding companies and the banks concerned, the financial condition and future prospects, including capital positions and managerial resources, the effect of the merger on competition in the relevant markets and the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act. The Federal Reserve also is required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade. If the Federal Reserve determines that there are anticompetitive consequences to the merger, it will not approve the transaction unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

The bank merger of Select Bank with and into New Century Bank is also subject to the approval of the FDIC under the Bank Merger Act (see “Supervision and Regulation – Bank Merger Act” for additional information regarding approvals under such Act) and the NCCOB and North Carolina State Banking Commission pursuant to Chapter 53C of the North Carolina General Statutes. It is currently contemplated that the bank merger will be consummated concurrent with, or immediately following, the merger of Select Bancorp with and into NCBC. The bank merger, as well as the parent merger, have now been approved by the NCCOB and North Carolina State Banking Commission; however, the required approval of the bank merger from the FDIC is still pending.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting in accordance with GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Select Bancorp as of the effective date of the merger will be recorded at their respective fair values and added to those of NCBC. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of NCBC issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Select Bancorp before the merger date.

Select Bancorp’s Shareholders Have Appraisal Rights

Holders of the common stock of Select Bancorp who are entitled to vote on the merger have a right to demand payment in cash of the “fair value” of their shares of Select Bancorp common stock. Shareholders who receive a fair value cash payment will not be entitled to receive any shares of NCBC common stock offered in the merger. Article 13 of the NCBCA sets forth the rights of Select Bancorp’s shareholders who wish to demand fair value payments for their shares. The following is a summary of the material terms of the statutory procedures to be followed by a holder of Select Bancorp’s common stock in order to perfect appraisal rights under the NCBCA. Shareholders who do not properly follow appraisal rights procedures will receive shares of NCBC common stock if the plan of merger is effected. A copy of Article 13 of the NCBCA is attached as Appendix B hereto.

Requirements of Appraisal Rights

If a Select Bancorp shareholder elects to exercise the right to demand appraisal, such shareholder must satisfy all of the following conditions:

•	The shareholder must be entitled to vote on the merger.
•	The shareholder must deliver to Select Bancorp, before the vote on approval or disapproval of the merger agreement is taken, written notice of the shareholder’s intent to demand payment if the plan of merger is effectuated. This notice must be in addition to and separate from any proxy or vote against the plan of merger. Neither voting against, abstaining from voting, nor failing to vote on the plan of merger will constitute a notice within the meaning of Article 13.
•	The shareholder must not vote, or cause or permit to be voted, any shares in favor of the plan of merger. A failure to vote will satisfy this requirement, as will a vote against the plan of merger, but a vote in favor of the plan of merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the plan of merger or contain a direction to abstain, will constitute a waiver of the shareholder’s appraisal rights.

If the requirements above are not satisfied and the plan of merger becomes effective, a Select Bancorp shareholder will not be entitled to payment for such shareholder’s shares under the provisions of Article 13.

Required Notice to Select Bancorp

Written notices of intent to demand payment should be addressed to Select Bancorp, Inc., 3600 Charles Blvd., Greenville, North Carolina 27858, attention: Mark A. Holmes. The notice must be executed by the holder of record of shares of Select Bancorp’s common stock. A beneficial owner may assert appraisal rights only with respect to all shares of Select Bancorp’s common stock of which it is the beneficial owner. With respect to shares of Select Bancorp’s common stock which are owned of record by a voting trust or nominee, the beneficial owner of such shares may exercise appraisal rights only if such beneficial owner also submits to Select Bancorp the record holder’s written consent to such exercise not later than the Demand Deadline (as defined below). A record holder, such as a broker, who holds shares of Select Bancorp’s common stock as a nominee for others, may exercise appraisal rights with respect to the shares held by all or less than all beneficial owners of shares as to which such person is the record holder, provided such record holder exercises appraisal rights with respect to all shares beneficially owned by any particular beneficial shareholder. In such case, the notice submitted by such nominee as record holder must set forth the name and address of the beneficial shareholder who is demanding payment.

Appraisal Notice from Select Bancorp

If the plan of merger becomes effective, Select Bancorp will be required to deliver a written appraisal notice and form to all shareholders who have satisfied the requirements described under the heading “Requirements of Appraisal Rights” above. The appraisal notice and form must be sent no earlier than the effective date of the NCBC and Select Bancorp plan of merger and no later than ten days after such effective date. The appraisal notice and form must:

•	Identify the first date of any announcement of the principal terms of the merger to the shareholders. If such an announcement was made, the form must require the shareholder to certify whether beneficial ownership of the shares was acquired before that date. For more information regarding this requirement, see “After-Acquired Shares” below.
•	Require the shareholder to certify that the shareholder did not vote for or consent to the transaction.
•	State where the appraisal form is to be returned, where certificates for uncertificated shares must be deposited, and the date by which such certificates must be deposited.

•	State a date by which Select Bancorp must receive the appraisal form from the shareholder (the “Demand Deadline”). The date may not be less than forty nor more than sixty days after the date the appraisal notice and form are sent.
•	State that if the appraisal form is not received by Select Bancorp by the specified date, the shareholder will be deemed to have waived the right to demand appraisal.
•	State Select Bancorp’s estimate of the fair value of the shares.
•	Disclose that, if requested in writing by the shareholder, Select Bancorp will disclose within ten days after the Demand Deadline the number of shareholders who have returned their appraisal forms and the total number of shares owned by them.
•	Establish a date within twenty days of the Demand Deadline by which shareholders can withdraw the request for appraisal.
•	Include a copy of Article 13 of the NCBCA.

A shareholder who receives an appraisal notice from Select Bancorp must demand payment by signing and returning the appraisal form included with the notice and, in the case of certificated shares, deposit his or her share certificates in accordance with the terms of the appraisal notice. Shareholders should respond to the appraisal form’s request discussed above regarding when beneficial ownership of the shares was acquired. A failure to provide this certification allows Select Bancorp to treat the shares as “after-acquired shares” subject to Select Bancorp’s authority to delay payment as described under the heading “After-Acquired Shares” below. Once a shareholder deposits his or her certificates or, in the case of uncertificated shares, returns the signed appraisal form, the shareholder loses all rights as a shareholder unless a timely withdrawal occurs as described below. A shareholder who does not sign and return the appraisal form and, in the case of certificated shares, fails to deposit the shares, is not entitled to payment under Article 13.

A shareholder who has complied with all the steps required for appraisal may thereafter decline to exercise appraisal rights and withdraw from the appraisal process by notifying Select Bancorp in writing. The appraisal notice will include a date by which the withdrawal notice must be received. Following this date, a shareholder may only withdraw from the appraisal process with Select Bancorp’s consent.

Select Bancorp’s Payment to Shareholders Demanding Appraisal

Within thirty days after the Demand Deadline, Select Bancorp is required to pay each shareholder the amount that Select Bancorp estimates to be the fair value of such shareholder’s shares, plus interest accrued from the effective date of the plan of merger to the date of payment. The payment must be accompanied by the following:

•	Select Bancorp’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any;
•	a statement of Select Bancorp’s estimate of the fair value of the shares, which must equal or exceed Select Bancorp’s estimate in the earlier-circulated appraisal notice; and
•	a statement that the shareholder has the right to submit a final payment demand as described below and that the shareholder will lose the right to submit a final payment demand if he or she does not act within the specified time frame.

Final Payment Demand by Shareholders

A shareholder who is dissatisfied with the amount of the payment received from Select Bancorp may notify Select Bancorp in writing of such shareholder’s own estimate of the fair value of the shares and the amount of interest due, and demand payment of the excess of this estimate over the amount previously paid by Select Bancorp. A shareholder who does not submit a final payment demand within thirty days after receiving Select Bancorp’s payment is only entitled to the amount previously paid.

After-Acquired Shares

Select Bancorp may withhold payment with respect to any shares which a shareholder failed to certify on the appraisal form as being beneficially owned prior to the date stated in the appraisal notice as the date on which the principal terms of the merger were first announced. If Select Bancorp withholds payment, it must, within thirty days after the Demand Deadline, provide affected shareholders with Select Bancorp’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any. Select Bancorp must also inform such shareholders that they may accept Select Bancorp’s estimate of the fair value of their shares, plus interest, in full satisfaction of their claim or submit a final payment demand. Shareholders who wish to accept the offer must notify Select Bancorp of their acceptance within thirty days after receiving the offer. Select Bancorp must send payment to such shareholders within ten days after receiving their acceptance. Shareholders who are dissatisfied with the offer must reject the offer and demand payment of the shareholder’s own estimate of the fair value of the shares, plus interest. If a shareholder does not explicitly accept or reject Select Bancorp’s offer, he will be deemed to have accepted the offer. Select Bancorp must send payment to these shareholders within forty days after sending the notice regarding withholding of payment.

Judicial Appraisal of Shares

If Select Bancorp does not pay the amount demanded pursuant to a shareholder’s final payment demand, it must commence a proceeding in North Carolina Superior Court within sixty days after receiving the final demand. The purpose of the proceeding is to determine the fair value of the shares and the interest due. If Select Bancorp does not commence the proceeding within the sixty-day period, it must pay each shareholder demanding appraisal the amount demanded, plus interest.

All shareholders whose payment demands remain unsettled will be parties to the action. The proceeding is against the shareholders’ shares and not against shareholders personally. There is no right to a jury trial. Each shareholder who is a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by Select Bancorp to the shareholder for the shares.

The court will determine all court costs of the proceeding and will assess the costs against Select Bancorp, except that the court may assess costs against some or all of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13. The court may also assess expenses (including legal fees) for the respective parties, in the amounts the court finds equitable: (i) against Select Bancorp if the court finds that it did not comply with the statutes or (ii) against Select Bancorp or the shareholder demanding appraisal, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against Select Bancorp, it may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited.

If Select Bancorp fails to make a required payment to a shareholder under Article 13, the shareholder entitled to payment can commence an action against Select Bancorp directly for the amount owed and recover the expenses of that action.

THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF ARTICLE 13 RELATING TO THE RIGHTS OF SHAREHOLDERS DEMANDING APPRAISAL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE SECTIONS OF THE NORTH CAROLINA BUSINESS CORPORATION ACT, WHICH ARE INCLUDED AS APPENDIX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS. SHAREHOLDERS INTENDING TO EXERCISE APPRAISAL RIGHTS ARE URGED TO REVIEW APPENDIX B CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE THEREWITH.

Restrictions on Sales of Shares by Certain Affiliates

All shares of NCBC common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of NCBC as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with NCBC and may include significant shareholders of NCBC.

Material U.S. Federal Income-Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income-tax consequences of the merger to U.S. holders (as defined below) of Select Bancorp common stock. The following summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder and published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. Tax considerations under state, local and foreign laws, federal laws other than those pertaining to income tax, and federal laws applicable to alternative minimum taxes are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income-tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Select Bancorp common stock that hold their Select Bancorp common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income-tax consequences that may be relevant to particular holders of Select Bancorp common stock in light of their individual circumstances or to holders of Select Bancorp common stock that are subject to special rules, such as

•	financial institutions;
•	investors in pass-through entities;
•	insurance companies;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	persons that hold Select Bancorp common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	regulated investment companies;
•	real estate investment trusts;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons who are not citizens or residents of the United States; and
•	holders who acquired their shares of Select Bancorp common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income-tax purposes) holds Select Bancorp common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of NCBC or Select Bancorp. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The parties to the merger have received the opinion of Wyrick Robbins Yates & Ponton LLP (which we refer to herein as “Wyrick Robbins”) that, subject to the limitations and qualifications and other matters set forth in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinion is filed as Exhibit 8.1 to the registration statement of which this joint proxy statement/prospectus forms a part. The effect of such tax treatment is that, subject to the limitations and qualifications described herein, the material U.S. federal income-tax consequences from the merger will generally be as follows:

•	No gain or loss will be recognized by NCBC, NCBC shareholders or Select Bancorp as a result of the merger.
•	As provided in the Wyrick Robbins opinion, no gain or loss will be recognized by U.S. holders that hold their Select Bancorp common stock as a capital asset within the meaning of Section 1221 of the Code who exchange all of their Select Bancorp common stock solely for NCBC common stock pursuant to the merger.
•	Cash received by a U.S. holder in lieu of a fractional share of NCBC common stock generally will be treated as received in redemption of the fractional share. Except as described under “— Potential Recharacterization of Gain as a Dividend” below, taxable gain or, in certain cases, loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder's aggregate adjusted tax basis of the shares of Select Bancorp common stock surrendered allocable to the fractional share.
•	The basis of the shares of NCBC common stock received by a U.S. holder of Select Bancorp common stock in the merger will be the same as the basis of the shares of Select Bancorp common stock for which they are exchanged, minus the amount of such basis allocable to any fractional share interests for which cash is received.
•	The holding period of NCBC common stock received in exchange for shares of Select Bancorp common stock will include the holding period of the Select Bancorp common stock for which it is exchanged.

If a U.S. holder of Select Bancorp common stock acquired different blocks of Select Bancorp common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Select Bancorp common stock, and the shares of NCBC common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of NCBC common stock received in the merger.

The U.S. federal income-tax consequences to each U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise number of NCBC common shares, and any amount of cash received in lieu of fractional shares, that such U.S. holder will receive in the merger.

NCBC and Select Bancorp have received the opinion of Wyrick Robbins that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. This opinion is based on certain assumptions and on representation letters provided by Select Bancorp and NCBC. It is a condition to each of NCBC’s and Select Bancorp’s respective obligations to close the merger that they each receive the opinion of Wyrick Robbins dated as of the closing date to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The tax opinion will not be binding on the IRS. Neither NCBC nor

Select Bancorp intends to request any ruling from the IRS as to the U.S. federal income-tax consequences of the merger, and there is no guarantee that the IRS will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Taxation of Capital Gain

Except as described under “— Potential Recharacterization of Gain as a Dividend” below, any gain, such as the receipt of cash consideration in lieu of fractional shares of NCBC common stock, that U.S. holders of Select Bancorp common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Select Bancorp common stock for more than one year as of the date of the merger. For noncorporate U.S. holders, long-term capital gain generally will be taxed at a maximum U.S. federal income-tax rate of 20% under current law. In addition, an unearned income Medicare contribution tax of 3.8% could apply to some to all of the capital gain of a noncorporate U.S. holder, depending on the U.S. holder’s level of modified adjusted gross income (or adjusted gross income in the case of a trust or estate) and the applicable other provisions of Code Section 1411.

Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Select Bancorp common stock recognizes could be treated as dividend income rather than capital gain if such U.S. holder is a significant shareholder of NCBC. This could happen, for example, because of ownership of additional shares of NCBC common stock by such holder, ownership of shares of NCBC common stock by a person related to such holder, or a share repurchase by NCBC from other holders of NCBC common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. If a U.S. holder’s proceeds from the merger are treated in whole or part as being a dividend, the U.S. holder might be limited in how much, if any, of the basis in the relinquished Select Bancorp stock can be used to reduce the amount of taxable income recognized from such proceeds. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Select Bancorp common stock, including the application of certain constructive ownership rules, holders of Select Bancorp common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Constructive Ownership

In applying the constructive ownership provisions of Section 318 of the Code, a holder of Select Bancorp stock may be deemed to own stock that is owned directly or indirectly by other persons, such as certain family members and entities such as trusts, corporations, partnerships or other entities in which the holder has an interest. Because the constructive ownership provisions are complex, holders of Select Bancorp common stock should consult their individual tax advisors as to the applicability of these provisions.

Information Reporting

A U.S. holder of Select Bancorp common stock that receives NCBC common stock as a result of the merger will be required to retain records pertaining to the merger. If a U.S. holder of Select Bancorp common stock (i) is required to file a U.S. federal income-tax return, (ii) is a “significant holder” and (iii) receives NCBC common stock in the merger, the U.S. holder will be required to file a statement with such U.S. federal income-tax return in accordance with U.S. Treasury regulations Section 1.368-3 setting forth (i) the name and employer identification number of each of Select Bancorp and NCBC, (ii) the date of the merger, and (iii) the fair market value and such holder’s basis in all of the Select Bancorp common stock surrendered in the merger. A “significant holder” is a holder of Select Bancorp common stock owning, immediately before the merger, at least 1% of the outstanding stock of Select Bancorp or securities of Select Bancorp with a basis for federal income-tax purposes of at least $1 million.

Exercise of Shareholder Appraisal Rights

The discussion above does not apply to Select Bancorp shareholders who exercise appraisal rights with respect to the merger. A U.S. holder that exercises appraisal rights with respect to the merger and receives cash for shares of Select Bancorp stock will generally recognize capital gain (or loss) measured by the difference between the amount of cash received and the holder's basis in those shares, provided that the payment is treated as a redemption pursuant to Section 302 of the Code, and not otherwise equivalent to a dividend. A sale of all Select Bancorp shares held by a U.S. holder, based on an exercise of appraisal rights or otherwise, will not be treated as a dividend if the U.S. holder exercising appraisal rights owns no shares of Select Bancorp or NCBC immediately after the merger, after giving effect to the constructive ownership rules pursuant to the Code. The capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the Select Bancorp shares surrendered is more than one year. If a U.S. holder exercising appraisal rights will own shares in NCBC immediately following the merger (after taking into account the constructive ownership rules), the U.S. holder should consult his, her or its own tax advisers as to the tax consequences to the U.S. holder of the merger.

Backup Withholding

A noncorporate U.S. holder may be subject to backup withholding at a rate of 28% on proceeds, if any, received in connection with the merger (other than NCBC common stock), including upon the exercise of appraisal rights. Backup withholding will not apply, however, to a U.S. holder that provides the holder’s taxpayer identification number, or TIN, certifies that such number is correct (or properly certifies that it is awaiting a TIN) and that the U.S. holder is not subject to backup withholding for failure to report interest and dividends, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding also may be subject to a penalty imposed by the IRS. Each U.S. holder should complete and sign the Form W-9 (or Substitute Form W-9) included as part of the transmittal materials to be provided by the exchange agent, so as to provide the information and certification necessary to avoid backup withholding.

If backup withholding applies to a U.S. holder, 28% of any payments to the U.S. holder will be required to be withheld. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income-tax liability of the U.S. holder, provided that the required information is provided to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a U.S. holder may obtain a refund by filing a U.S. federal income-tax return with the IRS in a timely manner.

The discussion of U.S. federal income tax consequences set forth above addresses only the material federal income-tax consequences and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of Select Bancorp common stock. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

The foregoing summary of material federal U.S. income-tax consequences of the merger is provided to advise shareholders of certain tax consequences in connection with their requested approvals of the merger and is not intended or written to be used by any shareholder or any other person for the purpose of avoiding penalties that may be imposed by the IRS.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

The merger agreement provides for the merger of Select Bancorp with and into NCBC, with NCBC as the surviving corporation. Under the terms of the merger agreement, at the effective time of the merger, or Effective Time, each share of common stock, par value $1.00 per share, of Select Bancorp issued and outstanding immediately before the Effective Time, except for shares of Select Bancorp common stock for which a holder has properly demanded appraisal in accordance with Article 13 of the NCBCA, will be converted into the right to receive 1.8264 shares of common stock, $1.00 par value per share, of NCBC. Any holder of shares of Select Bancorp common stock who perfects such holders’ appraisal rights in accordance with and as contemplated by the NCBCA shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of the NCBCA.

The exchange ratio of 1.8264 shares of NCBC common stock for each share of Select Bancorp common stock is subject to downward adjustment if the average closing price of NCBC common stock on NASDAQ for the 20 days preceding the Select Bancorp special meeting, which we refer to herein as the 20-day ACP, is above that price which, when multiplied by (i) 1.8264 and (ii) the number of outstanding shares of Select Bancorp common stock, results in a value greater than $31.3 million (which is equivalent to 1.40 times the aggregate tangible book value attributable to the common stock of Select Bancorp as of June 30, 2013). In such an event, the exchange ratio shall be adjusted downward only so far as is necessary so that the resulting product obtained by multiplying the 20-day ACP by (i) the adjusted exchange ratio and (ii) the number of outstanding shares of Select Bancorp common stock, does not exceed $31.3 million. NCBC will not issue fractional shares in the merger. Instead, each holder of Select Bancorp common stock that would otherwise have been entitled to receive a fraction of a share of NCBC common stock will receive cash (without interest) in an amount equal to such fractional part of a share of NCBC common stock multiplied by $6.3935.

Under the terms of the merger agreement, Select Bancorp has a qualified right to terminate the merger agreement if NCBC’s stock price declines below a certain threshold prior to the date of the Select Bancorp special meeting. Specifically, if the 20-day ACP immediately prior to the Select Bancorp special meeting is below that price which, when multiplied by (i) 1.8264 and (ii) the number of outstanding shares of Select Bancorp common stock, results in an aggregate value less than $24.6 million (which is equivalent to 1.10 times the aggregate tangible book value attributable to the common stock of Select Bancorp as of June 30, 2013), then Select Bancorp may provide notice to NCBC that it is electing to terminate the merger agreement. Such a termination by Select Bancorp, however, will not be effective if within 30 days of such termination notice, NCBC notifies Select Bancorp that it is electing to increase the common stock exchange ratio above 1.8264 shares of NCBC common stock for each share of Select Bancorp common stock. To avoid termination, NCBC would be required to increase the per share exchange ratio to a number of shares of NCBC common stock that, when multiplied by (i) the 20-day ACP and (ii) the number of outstanding shares of Select Bancorp common stock, equals at least $24.6 million. See “Merger Agreement — Termination of the Merger Agreement” for additional detail regarding termination rights under the merger agreement.

In exchange for each share of Select Bancorp Series A stock, stated liquidation amount of $1,000 per share, held immediately prior to the merger, Select Bancorp Series A stock shareholders will receive one share of New Century preferred stock, having substantially identical rights, preferences, privileges, voting powers, limitations and restrictions as the Select Bancorp Series A stock. Prior to the Effective Time of the merger, the board of directors of NCBC will amend NCBC’s articles of incorporation to create the new series of NCBC preferred stock that will be issued in exchange for the outstanding shares of Select Bancorp Series A stock, all of which shares of Select Bancorp Series A stock are currently held by the Secretary of the U.S. Treasury.

The NCBC articles of incorporation, as amended, will be the articles of incorporation, and the NCBC bylaws will be the bylaws, of the combined company after completion of the merger. Select Bank will be merged with and into New Century Bank, and the separate existence of Select Bank will thereupon cease. The merger and the bank merger are currently anticipated to occur during the second quarter of 2014.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger, on substantially the terms and conditions set forth in the merger agreement, shall have been approved by the requisite affirmative vote of holders of Select Bancorp and NCBC common stock entitled to vote thereon;
•	the Secretary of the U.S. Treasury, as the sole holder of the Select Bancorp Series A stock, shall have approved the merger;
•	the merger and other transactions described in the merger agreement (including the bank merger) shall have been approved, to the extent required by law, by the FDIC, the NCCOB, the North Carolina Banking Commission, the Federal Reserve and by all other governmental or regulatory agencies or authorities having jurisdiction over such transactions and all required waiting periods shall have expired;
•	the shares of NCBC common stock to be issued to holders of the Select Bancorp common stock issued upon consummation of the merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance;
•	the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;
•	no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the transactions contemplated by the merger agreement shall be in effect; and
•	no statute, rule, regulation, order, injunction or decree issued by any court of competent jurisdiction shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the merger.

The closing of the merger, or Closing, shall take place on a mutually agreeable date and as soon as practicable after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions, including expiration of any required waiting periods, set forth in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the Closing). The merger will become effective as set forth in the articles of merger that shall be filed with the North Carolina Secretary of State on the date of the Closing. It is currently contemplated that the effective time of the bank merger will be concurrent with, or immediately following, the Effective Time of the parent company merger.

Board of Directors of the Surviving Corporation

NCBC and New Century Bank currently expect to take certain actions to appoint to the NCBC and New Century Bank boards of directors five individuals who are current members of the board of directors of Select Bancorp and Select Bank, until NCBC’s next annual meeting of shareholders following the Effective Time. The appointment of the Select Bancorp directors will be effective immediately following the Effective Time of the merger. NCBC then intends to nominate each of these five individuals for reelection to the board of directors of NCBC and New Century Bank at NCBC’s next annual meeting of shareholders, with such Select Bancorp board appointees being elected to staggered terms in accordance with the merger agreement and NCBC’s bylaws. See “Management Following the Merger — Directors” for additional information regarding the board of directors of the surviving company in the merger.

Conversion of Shares; Exchange of Certificates

Within 10 business days after the Effective Time, NCBC will mail to the former holders of Select Bancorp common stock appropriate transmittal materials. After the Effective Time, each holder of shares of Select Bancorp common stock (other than shares as to which appraisal rights have been perfected as provided in the merger agreement) issued and outstanding at the Effective Time shall surrender the certificate(s) representing such shares to NCBC and receive the merger consideration in exchange. NCBC shall not be obligated to deliver the consideration to which any former holder of Select Bancorp common stock is entitled as a result of the merger until such holder surrenders his, her, or its certificate(s) representing the shares of Select Bancorp common stock for exchange as provided in the merger agreement.

Letter of Transmittal

NCBC shall, or shall cause its duly appointed exchange agent, to mail to each Select Bancorp shareholder at the Effective Time of the merger a letter of transmittal containing instructions for the exchange of such holder’s Select Bancorp stock certificates for the merger consideration. Upon surrendering your certificate(s) representing shares of Select Bancorp common stock, together with the properly executed letter of transmittal and any other required documents, your Select Bancorp stock certificate(s) will be cancelled and you will receive the shares of NCBC common stock, to which you are entitled in accordance with the merger agreement. No interest will be paid to Select Bancorp shareholders or accrued with respect to unpaid dividends and distributions, if any. Upon completion of the merger, Select Bancorp stock certificates will no longer represent shares of Select Bancorp common stock and will only represent the right to receive the merger consideration. After the completion of the merger, there will be no further transfers of Select Bancorp common stock, except as required to settle trades executed before completion of the merger.

Holders of Select Bancorp common stock should not submit their Select Bancorp stock certificate(s) for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed and an indemnity bond must be purchased at your expense before you receive any consideration for your shares. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership and the purchase of an indemnity bond for lost certificates.

If any certificate representing shares of NCBC’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, it will be a condition of issuance that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate to a person other than the registered holder of the certificate surrendered, or
•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the shares of NCBC common stock made available to the exchange agent that remains unclaimed by Select Bancorp shareholders as of the first anniversary of the Effective Time of the merger will be returned to NCBC. After that time, any Select Bancorp shareholder who has not exchanged shares of Select Bancorp common stock for the merger consideration in accordance with the merger agreement may look only to NCBC for payment of the merger consideration for these shares and any unpaid dividends or distributions. Nonetheless, none of NCBC, Select Bancorp, the exchange agent or any other person will be liable to any Select Bancorp shareholder for any amount properly delivered to a public official under applicable abandoned or unclaimed property, escheat or similar law.

Dividends and Distributions

Until Select Bancorp common stock certificates are surrendered for exchange, any dividends or other distributions declared after the Effective Time with respect to NCBC common stock into which shares of Select Bancorp common stock may have been converted into the right to receive will accrue, without interest, but will not be paid. NCBC will pay to former Select Bancorp shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Select Bancorp stock certificates.

Before the Effective Time, Select Bancorp and its subsidiary may not, without the prior written consent of NCBC, make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock.

Representations and Warranties

The merger agreement contains customary representations and warranties of Select Bancorp and Select Bank, on the one hand, and NCBC and New Century Bank, on the other hand, relating to their respective businesses. It is a condition of NCBC’s obligation to close the merger that each of the representations and warranties of Select Bancorp and of Select Bank contained in the merger agreement shall have been true and correct as of the execution of the merger agreement and shall be true and correct at and as of the Effective Time with the same force and effect as though made on and as of such date, except (i) for changes which are not, in the aggregate, material and adverse to the financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of Select Bancorp or of Select Bank, and (ii) for the effect of any activities or transactions that may have taken place after the date of the merger agreement and are expressly contemplated by the merger agreement.

Similarly, it is a condition of Select Bancorp’s obligation to close the merger that each of the representations and warranties of NCBC and of New Century Bank contained in the merger agreement shall have been true and correct as of the execution date of the merger agreement and shall be true and correct as of the Effective Time with the same force and effect as though made on and as of such date, except (i) for changes which are not, in the aggregate, material and adverse to the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of NCBC or of New Century Bank, and (ii) for the effect of any activities or transactions that may have taken place after the date of the merger agreement and are expressly contemplated by the merger agreement. Except in limited circumstances, the representations and warranties in the merger agreement do not survive the Effective Time of the merger.

Each of NCBC and Select Bancorp has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;
•	material contracts;
•	required governmental filings and consents;
•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;
•	financial statements and accounting;
•	books and records;
•	their respective loan portfolios;
•	broker’s fees payable in connection with the merger;

•	the absence of a material adverse effect (as described below);
•	legal proceedings and absence of unknown liabilities;
•	tax matters;
•	compliance with applicable laws;
•	their securities portfolios and investments;
•	employee matters, including employee benefit plans;
•	insurance coverage;
•	tax treatment of the merger; and
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents.

In addition, Select Bancorp has made other representations and warranties about itself and Select Bank to NCBC as to:

•	intellectual property, including patents and trademarks;
•	environmental liabilities;
•	personal and real property, including leases related thereto;
•	securitizations; and
•	principal shareholders.

The representations and warranties described above and included in the merger agreement were made by each of NCBC and Select Bancorp to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by NCBC and Select Bancorp in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between NCBC and Select Bancorp rather than to establish matters as facts. The merger agreement is described in, and included as Appendix A to this joint proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Select Bancorp, NCBC or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus.

Covenants and Agreements

Each of Select Bancorp and NCBC has undertaken customary covenants that place restrictions on it and its bank subsidiary until the Effective Time. Select Bancorp has, among other things, agreed to:

•	carry on its business in the regular and usual course in substantially the same manner as such business has been previously conducted;
•	make all reasonable efforts to preserve intact its present business organization, keep available its present officers and employees, and preserve its relationships with customers, depositors, creditors, correspondents, suppliers, and others having business relationships with them;
•	fully cooperate with NCBC in carrying out, and pursuing diligently the expeditious completion of, the transactions contemplated by the merger agreement;
•	comply in all material respects with all laws, rules and regulations applicable to it, its properties, assets or employees and to the conduct of its business; and
•	provide NCBC with periodic information updates related to Select Bancorp and its subsidiary, including certain information related to extensions of credits made by Select Bank.

Select Bancorp has further agreed that, with certain exceptions set forth in the merger agreement and except with NCBC’s prior written consent, Select Bancorp and Select Bank will not, among other things, undertake the following actions:

•	make any change in its authorized capital stock, or create any additional authorized capital stock, or issue, sell, purchase, redeem, retire, reclassify, combine or split any shares of its capital stock or other securities (including securities convertible into capital stock), or enter into any agreement or understanding with respect to any such action;
•	grant or issue any options, warrants, calls, puts or other rights of any kind relating to the purchase, redemption or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action;
•	declare or pay any dividends on any outstanding shares of its capital stock or make any other distributions on or in respect of any shares of its capital stock or otherwise to its shareholders;
•	enter into or renew any agreement for the employment or compensation of any director, officer, employee or consultant that is not terminable without liability to Select Bancorp;
•	taken any action to accelerate the vesting or payment of any compensation, option or other benefit under any Select Bancorp stock option, bonus, pension, compensation, employment, severance or other benefit plan or agreement;
•	increase the compensation or benefits of, or pay any bonus or other special or additional compensation to, any of its directors, officers, employees or consultants;
•	make any changes in its accounting methods, practices or procedures;
•	directly or indirectly, through any person encourage, solicit or attempt to initiate or procure discussions, negotiations or offers with or from any person or entity relating to a merger or other acquisition of Select Bancorp or Select Bank or the purchase or acquisition of any Select Bancorp or Select Bank common stock or all or any significant part of the companies’ assets; or, except as required by law or by fiduciary obligations owed to the person assisted, provide assistance to any person in connection with any such offer;
•	enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of any real estate; or sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of any equipment or any other fixed or capital asset (other than real estate) having a book value or a fair market value, whichever is greater, of more than $75,000 for any individual item or asset
•	enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of any real property; or purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of any equipment or any other fixed assets (other than real estate) having a purchase price, or involving aggregate lease payments, in excess of $75,000 for any individual item or asset or outside the ordinary course of business consistent with past practices;
•	assign its right to or otherwise give any other person its permission or consent to use or do business under the corporate name of Select Bancorp or Select Bank or any name similar thereto; or release, transfer or waive any license or right granted to it by any other person to use any intellectual property;
•	mortgage, pledge or subject any of its assets to, or permit any of its assets to become or remain subject to, any lien or any other encumbrance;

•	in the case of Select Bank, originate, fund, purchase, or make any extension of credit having (i) an original principal amount in excess of $1,000,000; and (iii) a maturity date more than ten (10) years following its date of origination;
•	increase its level of brokered deposits as of March 31, 2013, by more than $2,000,000; or
•	except as may be required by any governmental or regulatory agency having jurisdiction over Select Bancorp or Select Bank or as shall be required by applicable law or regulation, (i) change in any material respect the nature of its business or the manner in which it conducts its business, (ii) discontinue any material portion or line of its business or (iii) change in any material respect its lending, investment, asset-liability management or other material banking or business policies.

NCBC has agreed that, except with Select Bancorp’s prior written consent, NCBC and New Century Bank will not, among other things, undertake the following actions:

•	amend the articles of incorporation or bylaws of NCBC or New Century Bank;
•	except as may be required by any governmental or regulatory agency having jurisdiction over NCBC or New Century Bank or as shall be required by applicable law or regulation, (i) change in any material respect the nature of its business or the manner in which it conducts its business, (ii) discontinue any material portion or line of its business or (iii) change in any material respect its lending, investment, asset-liability management or other material banking or business policies; or
•	take any action that would prevent either the merger or the bank merger from qualifying as a reorganization under Section 368(a) of the Code.

The merger agreement also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus, access to information of the other company (and subsidiary bank) and public announcements with respect to the transactions contemplated by the merger agreement.

Absence of Material Adverse Effect

An additional condition to NCBC’s obligation to consummate the merger is that NCBC shall have not determined that any fact, event or condition exists or has occurred that, in the reasonable good faith judgment of NCBC, would have a “material adverse effect” on Select Bancorp or Select Bank or the consummation of the transactions contemplated by the merger agreement.

Similarly, it is a condition to Select Bancorp’s obligation to consummate the merger that Select Bancorp shall not have determined that any fact, event or condition exists or has occurred that, in the reasonable good faith judgment of Select Bancorp, would have a “material adverse effect” on NCBC or New Century Bank or the consummation of the transactions contemplated by the merger agreement.

As used in the merger agreement, the term “material adverse effect,” with respect to any party to the agreement, means any event or change that has a material and adverse impact on (i) the financial position, results of operations, business or prospects of such party, or (ii) the ability of such party to perform its obligations under the merger agreement or to consummate the merger or the bank merger, as applicable. However, notwithstanding the foregoing, a “material adverse effect” shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by any applicable governmental authority, (ii) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (iii) changes in general economic conditions, including interest rates, affecting banks generally, (iv) any modifications or changes to valuation policies and practices, or expenses incurred, in connection with the merger or bank merger, or restructuring charges taken in connection with the merger, in each case in accordance with GAAP, and (v) the effects of any action or omission taken by NCBC or New Century Bank on the one hand, or Select Bancorp or Select Bank on the other hand, with the prior written consent of the other.

Calling of Shareholder Meetings and Board Recommendations

Each of NCBC and Select Bancorp have agreed to cause a meeting of their respective shareholders to be duly called and held as soon as practicable for the purpose of voting on the approval and adoption of the Agreement and Plan of Merger and Reorganization.

Select Bancorp has agreed that its board of directors will recommend to the shareholders of Select Bancorp that they vote their shares to approve the Agreement and Plan of Merger and Reorganization. Select Bancorp has further agreed that its board of directors will not refuse to recommend to its shareholders that they approve the merger agreement or withdraw, modify, or qualify in a manner adverse to NCBC such approval recommendation, unless the Select Bancorp Board concludes in good faith, after consultation with outside counsel and financial advisers, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Select Bancorp’s shareholders under applicable law.

NCBC has agreed that, subject to its board of directors fiduciary obligations, the NCBC Board will recommend to the shareholders of NCBC that they vote their shares in favor of approval of the Agreement and Plan of Merger and Reorganization at the NCBC shareholders meeting.

Agreement Not to Solicit Other Offers

Except as otherwise described herein, each of Select Bancorp and Select Bank has agreed that neither Select Bancorp not Select Bank shall, nor shall either permit any of its directors, officers, employees, agents, advisors or representatives (collectively, “Representatives”) to, directly or indirectly:

•	initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal (as defined below) or any inquiries with respect to the making of any Acquisition Proposal;
•	enter into, continue or otherwise participate in any discussions or negotiations with, furnish any information relating to Select Bancorp or Select Bank or afford access to the business, properties, assets, books or records of Select Bancorp or Select Bank to any third party, or otherwise cooperate in any way with, or knowingly assist, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal; or
•	approve, endorse, recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal, unless such Acquisition Proposal is a Superior Proposal (as defined below) and Select Bancorp provides NCBC an opportunity to adjust the terms and agreements of the merger agreement so that the Acquisition Proposal is no longer a Superior Proposal.

The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to:

•	any direct or indirect acquisition or purchase of (A) a branch office, (B) a substantial portion of Select Bancorp or Select Bank’s assets, or (C) a business that constitutes a substantial portion of the net revenues, net income or net assets of Select or Select Bank;
•	the direct or indirect acquisition or purchase of any class of equity securities representing ten percent (10%) or more of the voting power of Select Bancorp common stock or Select Bank’s common stock;
•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of Select Bancorp or Select Bank; or
•	any merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Select or Select Bank other than the transactions contemplated by this Agreement.

Select Bancorp and its board of directors shall be permitted to communicate with Select Bancorp shareholders with regard to any Acquisition Proposal. However, the Select Bancorp Board shall not be permitted to withdraw or modify in a manner adverse to NCBC or New Century Bank its recommendation that Select Bancorp approve the merger agreement (the “Approval Recommendation”) unless the Select Bancorp Board concludes in good faith, after consultation with outside counsel and financial advisers, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Select Bancorp’s shareholders under applicable law.

Select Bancorp will promptly, and in any event within twenty-four (24) hours, notify NCBC in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe all material terms of the Acquisition Proposal and identify the third party making such proposal.

Select and its board of directors shall be permitted to initiate and engage in any discussions or negotiations with, or provide information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that:

•	the Select Bancorp Board concludes in good faith, after consultation with outside counsel and its financial advisor, that failure to do so would breach any fiduciary duties to Select Bancorp or its shareholders under applicable law; and
•	prior to providing any information or data to any person in connection with a Superior Proposal by any such person, the Select Bancorp Board receives from such person an executed confidentiality agreement; and
•	at least seventy-two (72) hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, Select Bancorp promptly notifies NCBC in writing of the name of such person and the material terms and conditions of any such Superior Proposal.

The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party to acquire more than fifty percent (50%) of the combined voting power of the shares of Select Bancorp common stock or Select Bank common stock then outstanding, or all or substantially all of Select Bancorp or Select Bank’s assets for consideration consisting of cash or securities or both that is on terms that the board of directors of Select Bancorp in good faith concludes, after consultation with its financial advisor(s) and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation (i) is on terms that the Select Bancorp Board in its good faith judgment believes to be more favorable from a financial point of view to its shareholders than the merger; (ii) for which financing, to the extent required, is then fully committed or reasonably determined to be available; and (c) is reasonably capable of being completed.

Expenses and Fees

In general, Select Bancorp and NCBC will each pay their own costs and expenses incurred in connection with the merger, including their own legal, accounting and financial advisory fees. Further, Select Bancorp has agreed to reimburse certain expenses of NCBC and NCBC has agreed to reimburse Select Bancorp if the merger agreement is terminated under certain circumstances. See “— Termination of the Merger Agreement.”

Employee Matters

Any employee of Select Bank who continues employment with New Century Bank at the closing of the bank merger shall become entitled to receive all employee benefits and to participate in all benefit plans provided by New Century Bank on the same basis and subject to the same eligibility and vesting requirements, and to the same conditions, restrictions and limitations, as generally are in effect and applicable to other newly hired employees of New Century Bank. However, each new employee shall be given credit for his or her full years of service with Select Bank for purposes of:

•	entitlement to vacation and sick leave;
•	for participation in all New Century Bank welfare, insurance and other fringe benefit plans; and
•	eligibility for participation and vesting in the New Century Bank 401(k) Plan (except to the extent doing so would adversely affect the continuing qualification of the New Century Bank 401(k) Plan.

In addition, employees of Select Bank (other than those who are parties to an employment or other agreement providing for severance), who remain employed by Select Bank up to the effective time of the bank merger and whose employment is terminated by New Century Bank within six months of closing of the merger, shall receive severance pay equal to eight weeks of base weekly pay. However, if a legacy Select Bank employee is terminated for cause, such employee would not be entitled to such severance. After such six-month period, former Select Bank employees terminated without cause will be entitled to receive severance pay in accordance with New Century Bank’s severance policies in effect at that time.

For a discussion of employment agreements that NCBC intends to enter into with Mark A. Holmes and Gary J. Brock, and the effect of the merger on agreements between Select Bancorp and certain of its executives, see “The Merger — Select Bancorp’s Directors and Officers Have Financial Interests in the Merger.”

Indemnification and Insurance

The merger agreement provides all rights under Select Bancorp and Select Bank’s articles of incorporation, bylaws or indemnification contracts existing in favor of those persons who are, or were, directors and officers of Select Bancorp or Select Bank at or prior to the date of the merger agreement shall survive the merger. NCBC and New Century Bank have agreed to observe such rights following the merger.

The merger agreement also provides that Select Bancorp will cause the individuals who served as directors or officers of Select Bancorp or Select Bank to be covered by prepaid directors and officers’ liability insurance policies. This “tail policy” will provide for such insurance coverage to last for a period of not less than six years after the closing of the merger.

Article IX of the merger agreement also sets forth certain indemnification obligations of Select Bancorp and Select Bank, on the one hand, and NCBC and New Century Bank, on the other hand, that are applicable if the merger is not consummated and the merger agreement is terminated for any reason.

Conditions to Complete the Merger

The respective obligations of NCBC and Select Bancorp to effect the merger are subject to the satisfaction at or before the Effective Time of the following conditions:

•	the approval of the merger by the requisite affirmative vote of the holders of Select Bancorp and NCBC common stock entitled to vote thereon;
•	the approval of the merger by the Secretary of the U.S. Treasury, as the sole holder of the outstanding Select Bancorp Series A stock;
•	the approval of the merger and bank merger, to the extent required by law, by the Federal Reserve, the FDIC, the NCCOB and the North Carolina State Banking Commission;
•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the NCBC common stock to be issued in the merger and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;
•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or bank merger or any of the other transactions contemplated by the merger agreement shall be in effect; and
•	no suit, claim, action or proceeding shall be pending or threatened against NCBC, NCBC Bank, Select or Select Bank or any of their respective officers or directors which shall reasonably be considered by NCBC, New Century Bank, Select Bancorp or Select Bank to be materially burdensome in relation to either the merger or the bank merger or materially adverse in relation to the financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of NCBC, New Century Bank, Select Bancorp or Select Bank.

The obligation of NCBC to effect the merger is also subject to the satisfaction, or waiver by NCBC, at or before the Effective Time, of a number of other conditions, including:

•	there shall have been no material adverse effect on Select Bancorp or Select Bank;
•	the representations and warranties of Select Bancorp and Select Bank set forth in the merger agreement shall be true and correct as of the date of the merger agreement and as of the Effective Time as though made on and as of the Effective Time, and NCBC shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of Select Bancorp and Select Bank to such effect;
•	each of Select Bancorp and Select Bank shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the Effective Time, and NCBC shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of Select Bancorp and Select Bank to such effect;
•	NCBC shall have received from Williams Mullen, counsel to Select Bancorp, a written opinion, dated as of the Closing Date in form and substance customary for transactions of this nature;
•	NCBC shall have received from Janney an opinion to the effect that the consideration to be paid to Select Bancorp’s shareholders in the merger is fair, from a financial point of view, to NCBC and its shareholders;
•	NCBC shall have received the opinion of Wyrick Robbins Yates & Ponton LLP substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;
•	Select Bank shall have obtained all required consents to the assignment to New Century Bank of all material tangible personal property leases, intellectual property leases, and real property leases;
•	each of Mark A. Holmes, Gary J. Brock, and Anne R. Corey shall have entered into an agreement providing for the termination of his or her existing employment agreement or change in control agreement with Select Bancorp or Select Bank and the waiver of any claims associated therewith in consideration of a payment to be made by Select Bank immediately prior to the Effective Time;
•	the ratio of Select Bank’s classified assets to total loans shall be less than three percent (3%) as of the Closing Date; and
•	the number of shares of Select Bancorp common stock for which appraisal rights have been properly asserted shall be no more than twenty percent (20%) of the outstanding shares of Select Bancorp common stock.

The obligation of Select Bancorp to complete the merger is also subject to the satisfaction, or waiver by Select Bancorp, at or before the Effective Time, of a number of other conditions, including:

•	there shall have been no material adverse effect on NCBC or New Century Bank;
•	the representations and warranties of NCBC and New Century Bank set forth in the merger agreement shall be true and correct as of the date of the merger agreement and as of the Effective Time as though made on and as of the Effective Time, and Select Bancorp shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of NCBC and New Century Bank to such effect;
•	NCBC shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the Effective Time, and Select Bancorp shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of NCBC and New Century Bank to such effect;

•	Select Bancorp shall have received from Wyrick Robbins Yates & Ponton LLP, counsel for NCBC and New Century Bank, a written opinion dated as of the Closing Date in form and substance customary for transactions of this nature;
•	Select Bancorp shall have received from Smith Capital an opinion to the effect that the consideration to be received by Select Bancorp’s common shareholders in the merger is fair, from a financial point of view, to Select Bancorp’s shareholders; and
•	Select Bancorp shall have received the opinion of Wyrick Robbins Yates & Ponton LLP substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party. As of the date of this joint proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time before completion of the merger by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if the merger has not been consummated by July 31, 2014, unless the failure of the Closing to occur by that date is due to the terminating party’s failure to abide by the merger agreement;
•	if the terminating party determines that any of the non-terminating party’s representations or warranties contained in the merger agreement was false or misleading in any material respect when made, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, might or could cause any such representations or warranties to become false or misleading in any material respect; or
•	if the non-terminating party has violated or failed to fully perform any of its obligations, covenants or agreements contained in the merger agreement in any material respect.

NCBC also may terminate the merger agreement if (i) Select Bancorp’s shareholders do not approve the merger agreement, (ii) Select Bancorp breaches its agreement not to solicit competing Acquisition Proposals; (iii) the Select Bancorp Board fails to recommend approval of the merger or recommends approval of an alternative Acquisition Proposal; or (iv) Select Bancorp breaches its obligation to call a meeting of shareholders to approve the merger agreement.

Select Bancorp also may terminate the merger agreement if (i) NCBC and New Century Bank have not filed all required regulatory applications by January 31, 2014, (ii) all required regulatory approvals have not been obtained by May 31, 2013, (iii) the 20-day ACP immediately prior to the Select Bancorp special meeting is below that price which, when multiplied by (x) 1.8264 and (y) the number of outstanding shares of Select Bancorp common stock, results in an aggregate value less than $24.6 million (which is equivalent to 1.10 times the aggregate tangible book value attributable to the common stock of Select Bancorp as of June 30, 2013), or (iv) if NCBC shareholders do not approve the merger agreement.

Under certain circumstances, Select Bancorp will be required to pay NCBC a termination fee in the amount of $1,675,000, including if:

•	the merger agreement is terminated by NCBC because the Select Bancorp board of directors (i) fails to recommend approval of the merger agreement to its shareholders or withdrawals, modifies, or qualifies such recommendation in a manner adverse to NCBC or recommends to Select Bancorp shareholders that they approve a competing Acquisition Proposal; or (ii) fails to fulfill its obligations under the merger agreement to call a meeting of shareholders to approve the merger agreement;
•	after receipt of a written, competing Acquisition Proposal that the Select Bancorp Board has concluded is a Superior Proposal, the merger agreement is terminated by Select Bancorp in order to enter into such Acquisition Proposal;

•	within 12 months of the merger agreement being terminated as a result of the Select Bancorp or NCBC shareholders failing to approve the merger agreement, and provided that prior to such termination an acquisition proposal related to Select Bancorp or Select Bank has been made by a third party, (i) Select Bancorp or Select Bank (i) enters into a merger agreement or other combination transaction with, or agrees to sell substantially all of its assets to, such third party; (ii) such third party acquires more than 50% of the outstanding common stock of Select Bancorp or Select Bank; or (iii) Select Bancorp or Select Bank implements or adopts a plan of liquidation or recapitalization relating to more than 50% of such entity’s common stock or other extraordinary dividend related to substantially all of such entity’s common stock or assets; or
•	a tender or exchange offer for 25% or more of Select Bancorp or Select Bank’s outstanding common stock is commenced and the board of directors of Select Bancorp or Select Bank does not recommend rejection of such offer.

NCBC and New Century Bank will be required to pay Select Bancorp a termination fee in the amount of $1,675,000 if the NCBC Board terminates the merger agreement in order to:

•	approve or recommend approval or acceptance of (A) any direct or indirect acquisition or purchase of a substantial portion of NCBC’s or New Century Bank’s assets or a business that constitutes a substantial portion of the net revenues, net income, or net assets of NCBC or New Century Bank; (B) any direct or indirect acquisition or purchase of any class of equity securities representing ten percent (10%) or more of the voting power of the capital stock of NCBC or New Century Bank; or (C) any tender offer or exchange offer that if consummated would result in any person beneficially owning ten percent (10%) or more of any class of equity securities of NCBC or New Century Bank;
•	approve or recommend approval or acceptance of (A) any direct or indirect acquisition or purchase by NCBC or New Century Bank of a substantial portion of the assets or a business that constitutes a substantial portion of the net revenues, net income, or net assets of an entity other than Select Bancorp or Select Bank; (B) any direct or indirect acquisition or purchase by NCBC or New Century Bank of any class of equity securities representing ten percent (10%) or more of the voting power of the capital stock of an entity other than Select Bancorp or Select Bank; or (C) any tender offer or exchange offer by NCBC or New Century Bank that if consummated would result in NCBC or New Century Bank beneficially owning ten percent (10%) or more of any class of equity securities of an entity other than Select Bancorp or Select Bank; or
•	approve or recommend approval or acceptance of any merger, exchange, consolidation, business combination, recapitalization, liquidation, dissolution, or similar transaction involving NCBC or New Century Bank other than the transactions contemplated by the merger agreement.

Pursuant to the merger agreement, each of Select Bank and New Century Bank has also agreed to reimburse the other party for their reasonable out-of-pocket expenses relating to the mergers under limited scenarios. Select Bank shall reimburse NCBC and New Century Bank for their reasonable out-of-pocket expenses relating to the mergers in an amount not to exceed $200,000 if NCBC terminates the merger agreement because:

•	any of the conditions to the obligations of NCBC or New Century Bank (as set forth in Sections 7.1 and 7.3 of the merger agreement) shall not have been satisfied, or effectively waived in writing by NCBC and New Century Bank, by July 31, 2014 (except to the extent that the failure of such condition to be satisfied has been caused by the failure of NCBC or New Century Bank to satisfy any of its obligations, covenants or agreements contained in the merger agreement);
•	Select Bancorp or Select Bank shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article IV or VI of the merger agreement in any material respect;

•	NCBC determines that any of Select Bancorp or Select Bank’s representations or warranties contained in Article II of the merger agreement shall have been false or misleading in any material respect when made, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, might or could cause any such representations or warranties to become false or misleading in any material respect; or
•	Select Bancorp or Select Bank shall have become subject to any formal or informal enforcement order issued by their banking regulators.

New Century Bank shall reimburse Select Bancorp and Select Bank for their reasonable out-of-pocket expenses relating to the mergers in an amount not to exceed $200,000 if Select Bancorp terminates the merger agreement because:

•	any of the conditions of the obligations of Select Bancorp or Select Bank (as set forth in Section 7.1 and 7.2 of the merger agreement) shall not have been satisfied, or effectively waived in writing by Select Bancorp and Select Bank, by July 31, 2014 (except to the extent that the failure of such condition to be satisfied has been caused by the failure of Select Bancorp or Select Bank to satisfy any of its obligations, covenants or agreements contained in the merger agreement);
•	NCBC or New Century Bank shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article V or VI of the merger agreement in any material respect;
•	Select Bancorp determines that any of NCBC’s or New Century Bank’s representations and warranties contained in Article III of the merger agreement shall have been false or misleading in any material respect when made, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, might or could cause any such representations or warranties to become false or misleading in any material respect;
•	NCBC and New Century Bank shall not have filed, on or before January 31, 2014, all such bank regulatory applications as are required in order to obtain the required regulatory approvals for the merger;
•	all required regulatory approvals shall not have been obtained by May 31, 2014; or
•	NCBC or New Century Bank shall become subject to any formal or informal enforcement order issued by their banking regulators.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, and there will be no liability on the part of NCBC or Select Bancorp, except that designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information, and the indemnification obligations of NCBC and Select Bancorp will survive the termination.

Amendment of the Merger Agreement; Waiver

Subject to applicable law, the parties may amend the merger agreement any time prior to the Effective Time of the merger by action taken or authorized by their respective boards of directors. However, after any approval of the merger agreement by the Select Bancorp shareholders, there may not be, without further approval of the shareholders, any amendment of the merger agreement relating to the manner or basis in which shares of Select Bancorp common stock and Select Bancorp Series A stock are converted into the merger consideration.

At any time before the Effective Time, each of NCBC and Select Bancorp, by action taken or authorized by its respective board of directors, to the extent legally allowed, may waive any term of condition of the merger agreement. However, any such waiver will only be effective upon a determination by the waiving party that such waiver would not adversely affect the interests of the waiving party or its shareholders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of NCBC and Select Bancorp and have been prepared to illustrate the effects of the merger involving NCBC and Select Bancorp under the acquisition method of accounting with NCBC treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Select Bancorp, as of the effective date of the merger, will be recorded by NCBC at their respective fair values and the excess of the merger consideration over the fair value of Select Bancorp’s net assets will be allocated to goodwill.

The unaudited pro forma condensed combined financial information combines the historical financial information of NCBC and Select Bancorp as of and for the year ended December 31, 2013, and has been derived from and should be read in conjunction with NCBC’s audited and unaudited financial statements and related notes included in this joint proxy statement/prospectus and Select Bancorp’s audited and unaudited financial statements and related notes included in this joint proxy statement/prospectus. The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if the merger had been consummated on December 31, 2013. The unaudited pro forma consolidated statement of income for the period ended December 31, 2013 gives effect to the merger as if the merger had been consummated on January 1, 2013.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed combined financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Select Bancorp’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of NCBC’s stock varies from the assumed $6.87 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

New Century Bancorp, Inc. and Select Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Statements of Financial Condition
December 31, 2013
(dollars in thousands)

	New Century Bancorp, Inc.	Select Bancorp, Inc.	Pro Forma Before Adjustments	Pro Forma Purchase Accounting Adjustments		Adjustments for Merger and Transactional Costs		Pro Forma Combined
Assets
Cash and due from banks	$20,151	$12,387	$32,538	$—		$(3,237)	A	$29,301
Interest-earning deposits in other banks	49,690	747	50,437	—		—		50,437
Federal funds sold	3,028	—	3,028	—		—		3,028
Securities available-for-sale, at fair value	83,836	43,019	126,855	—		—		126,855
Loans	346,500	214,402	560,902	(5,721)	B	—		555,181
Less allowance for loan losses	(7,054)	(3,621)	(10,675)	3,621	C	—		(7,054)
Loans, net	339,446	210,781	550,227	(2,100)		—		548,127
Accrued interest receivable	1,650	965	2,615	—		—		2,615
Stock in FHLB	796	1,164	1,960	—		—		1,960
Other non-marketable securities	1,055	—	1,055	—		—		1,055
Premises and equipment, net	10,900	6,528	17,428	444	D	—-		17,872
Foreclosed real estate	2,008	221	2,229	—		—		2,229
Goodwill	—	1,488	1,488	5,029	E	—		6,517
Bank owned life insurance	8,463	2,207	10,670	—		—		10,670
Core deposit intangible	182	261	443	2,030	F	—		2,473
Other assets	4,441	636	5,077	1,753	I	1,248	J	8,078
Total Assets	$525,646	$280,404	$806,050	$7,156		$(1,989)		$811,217
Liabilities and Shareholders' Equity
Deposits
Demand	$85,347	$33,506	$118,853	$—		$—		$118,853
Savings	16,597	38,891	55,488	—		—		55,488
Money market and NOW	124,635	53,339	177,974	—		—		177,974
Time	221,879	99,953	321,832	2,295	G	—		324,127
Total deposits	448,458	225,689	674,147	2,295		—		676,442
Short-term debt	6,305	2,543	8,848	—		—		8,848
Long-term debt	12,372	18,644	31,016	1,139	H	—		32,155
Accrued interest payable	225	103	328	—		—		328
Accrued expenses and other liabilities	2,282	347	2,629	—		—		2,629
Total Liabilities	469,642	247,326	716,968	3,434		—		720,402
Common stock	6,922	2,393	9,315	(2,393)	L	—		11,293
				4,371	M	—
Preferred stock	—	7,645	7,645	(7,645)	L	—		7,645
				7,645	L	—
Additional paid-in-capital	42,062	13,391	55,453	(13,391)	L	—		66,846
				24,784	L	—
Retained earnings	7,128	9,357	16,485	(9,357)	L	(1,989)	K	5,139
						—
Accumulated other comprehensive income	(108)	292	184	(292)	L	—		(108)
Total Shareholders' Equity	56,004	33,078	89,082	3,722		(1,989)		90,815
Total Liabilities and Shareholders' Equity	$525,646	$280,404	$806,050	$7,156		$(1,989)		$811,217
Number of common shares outstanding	6,921,352	2,393,261	9,314,613	1,977,791		—		11,292,404
Number of preferred shares outstanding	—	7,645	7,645	—		—		7,645
Total common book value per share	$8.09	$10.63						$7.37
Total tangible book value per share	$8.07	$9.90						$6.57

New Century Bancorp, Inc. and Select Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Statements of Income
December 31, 2013
(dollars in thousands)

	New Century Bancorp, Inc.	Select Bancorp, Inc.	Pro Forma Before Adjustments	Adjustments		Pro Forma Combined
INTEREST INCOME:
Loans	$21,147	$10,168	$31,315	$1,064	B	$32,379
Federal funds sold and interest bearing deposits	204	991	1,195	—		1,195
Investment securities	1,552	73	1,625	—		1,625
Total interest income	22,903	11,232	34,135	1,064		35,199
INTEREST EXPENSE:
Money market, NOW and savings deposits	425	267	692	—		692
Time deposits	4,498	1,396	5,894	(1,608)	G	4,286
Short term debt	40	10	50	—		50
Long term debt	295	591	886	(570)	H	316
Total interest expense	5,258	2,264	7,522	(2,178)		5,344
NET INTEREST INCOME	17,645	8,968	26,613	3,242		29,855
PROVISION (RECOVERY) FOR LOAN LOSSES	(325)	300	(25)	—		(25)
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	17,970	8,668	26,638	3,242		29,880
OTHER INCOME:
Fees from pre-sold mortgages	73	184	257	—		257
Service charges on deposit accounts	1,061	591	1,652	—		1,652
Other fees and income	1,495	405	1,900	—		1,900
Total other income	2,629	1,180	3,809	—		3,809
OTHER EXPENSES:
Personnel	8,111	3,169	11,280	—		11,280
Occupancy and equipment	1,518	678	2,196	—		2,196
Deposit insurance	430	147	577	—		577
Professional fees	1,155	301	1,456	—		1,456
Information systems	1,309	793	2,102	—		2,102
Foreclosed real estate-related expense	388	—	388	—		388
Other	2,944	902	3,846	560	F	4,406
Total other expenses	15,855	5,990	21,845	560		22,405
INCOME BEFORE INCOME TAXES	4,744	3,858	8,602	2,682		11,284
PROVISION FOR INCOME TAXES	1,803	1,356	3,159	1,034	I,J	4,193
NET INCOME	2,941	2,502	5,443	1,648		7,091
Less preferred stock dividends and discount accretion	—	76	76	—		76
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$2,941	$2,426	$5,367	$1,648		$7,015
Earnings per share, basic	$0.43	$1.02				$0.62
Earnings per share, diluted	$0.43	$0.99				$0.62
Weighted average common shares outstanding, basic	6,918,814	2,384,756				11,274,332
Weighted average common shares outstanding, diluted	6,919,760	2,456,302				11,405,950

New Century Bancorp, Inc. and Select Bancorp, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 — Basis of Presentation

The unaudited proforma condensed combined financial information has been prepared using the acquisition method of accounting. Balance sheet data is presented as of December 31, 2013 and assumes the merger involving New Century Bancorp, Inc. ("NCBC") and Select Bancorp, Inc. ("Select Bancorp") was complete on that date. Income statement data is presented to give effect to the merger as if it had occured on January 1, 2013. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position has the merger been consummated at the beginning of the period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform to current presentation. The merger, which is expected to be completed in mid-2014, provides that the merger consideration to be paid by NCBC to Select Bancorp common stock holders will be 100% in common shares of NCBC and is subject to satisfaction of customary closing conditions, including shareholder and regulatory approvals.

The unaudited pro forma condensed combined financial information includes preliminary estimated adjustments to record assets and liabilities of Select Bancorp at their respective fair values and represents management's estimates based on available information. The pro forma adjustments included herein are subject to updates as additional information become available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Select Bancorp's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executory contracts and other items of Select Bancorp as compared with the information shown in the unaudited pro forma combined financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Select Bancorp's shareholders' equity including results of operations from January 1, 2014 through the date the merger is completed will also change the amount of goodwill that would be recorded.

Note 2 — Accounting Policies and Financial Statement Classifications

The accounting policies of both NCBC and Select Bancorp have been reviewed and management has determined that there are no additional material conforming adjustments or financial statement reclassifications needed. There are currently no material transactions between NCBC and Select Bancorp in relation to the unaudited pro forma condensed combined financial information.

Note 3 — Merger Related Charges

The estimated transaction costs related to the merger are approximately $2.0 million, net of tax. This cost is included in the Pro Forma Condensed Combined Balance Sheet. These estimated transactions costs are still being developed and will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where NCBC and Select Bancorp may take advantage of redundancies. These costs will be recorded as non-interest expense as incurred. The pro forma presentation of the transaction costs is in the following table (dollars in thousands).

Salaries and employee benefits	$1,169
Other non-interest expense	2,068
Total non-interest expense	$3,237
Tax benefit	1,248
Net merger related expense after tax benefit	$1,989

Note 4 — Preliminary Purchase Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of 4,371,052 shares of NCBC common stock totaling approximately $29.2 million. The merger will be accounted for using the acquisition method of accounting; accordingly NCBC's cost to acquire Select Bancorp will be allocated to the assets (including identifiable intangible assets) and liabilities of Select Bancorp at their respective fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table (dollars in thousands).

Common equity capital of Select Bancorp as of December 31, 2013		$25,433
Less estimated fair value adjustments:
Loan fair value	$(5,721)
Allowance for loan losses	3,621
Loans, net	(2,100)
Premises and equipment	444
Core deposit intangible	2,030
Elimination of Select Bancorp's goodwill	(1,488)
Time deposits	(2,295)
Borrowings	(1,139)
Related tax benefit for above	1,753
Total fair value adjustments		(2,795)
Net assets (Equity capital less fair value adjustments)		22,638
Total consideration paid to Select Bancorp's common shareholders(1)		29,155
Goodwill		$6,517

(1)	The purchase price is based on estimated total consideration of $29.2 million. This includes issuance of 4,371,052 shares of NCBC common stock at a price of approximately $6.67 per common share for a value of $29.2 million.
Note 5 — Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current assumptions and valuations which are subject to change.

A	Cash was adjusted to reflect the payment of estimated merger related expenses of $3.2 million which is assumed to happen at closing prior to any income statement effect and is therefore offset by a reduction in retained earnings.
B	NCBC identified $5.7 million in net preliminary estimated fair value adjustments to Select Bancorp's loan portfolio. The adjustment reflects NCBC's estimates of both market rate differential at December 31, 2013 and the potential adjustments related to the credit quality of the loan portfolio. As a result $3.9 million of the fair value adjustment relates to credit quality, of which $1.4 million is considered to be non-accretable discount. The remaining credit related fair value adjustment of $2.4 million and a $1.8 million fair value adjustment that reflects estimated fair value based upon current interest rates and spreads in the current interest rate environment, and will be accreted using the level yield methodology over the estimated remaining life of the acquired loan portfolio. The accretion for the year ended December 31, 2013 is estimated at approximately $1.1 million.
C	Select Bancorp's existing allowance for loan losses of $3.6 million was eliminated in accordance with generally accepted accounting principles.
D	Premises and equipment were adjusted by $444,000 to reflect estimated fair value adjustments for real property. The amortization of these adjustments is not considered material for the year ended December 31, 2013.

E	The estimated amount of goodwill associated with the transaction is $6.5 million. The final allocation of the purchase price will be determined after the merger is completed and all purchase accounting adjustments are finalized, and may change the amount allocated to goodwill. At December 31, 2013, Select Bancorp had $1.5 million in goodwill that will be eliminated at the time of merger.
F	Other intangible assets were adjusted to reflect a core deposit intangible of $2.0 million. A core deposit intangible arises from a financial institution having a deposit base comprised of funds associated with stable customer relationships. These customer relationships provide a cost benefit to the acquiring institution since the associated customer deposits typically are at lower interest rates and can be expected to be retained on a long-term basis. This amount reflects management's estimate of the market premium associated with these core deposits. The amortization is estimated at approximately $560,000 for the year ended December 31, 2013.
G	Time deposits were adjusted by an estimated $2.3 million credit for fair value adjustments on deposits at current market rates for similar products. This adjustment will be accreted into income over the estimated lives of the deposits. Estimated accretion in the pro forma was computed using the sum-of-the-years digits method, which approximates the level yield method. The accretion is estimated at approximately $1.6 million for the year ended December 31, 2013.
H	Borrowings were adjusted by an estimated $1.1 million credit for fair value adjustments on borrowings at current market rates for similar products. This adjustment will be accreted into income over the estimated lives of the borrowings. Estimated accretion in the pro forma was computed using the straight line method, which approximates the level yield method. The accretion is estimated at approximately $570,000 for the year ended December 31, 2013.
I	Other assets were adjusted by $1.8 million to reflect the estimated deferred tax asset arising from the credit quality fair value adjustments and other fair value adjustments on other assets and liabilities, less deferred tax liabilities arising from the core deposit intangible and other fair value adjustments on other assets and liabilities.
J	Other assets were adjusted by $1.2 million to reflect the estimated deferred tax asset arising from the merger and transactional expenses.
K	Retained earnings were adjusted by $2.0 million to reflect the equity effect of merger and transactional costs.
L	Historical shareholders' equity has been eliminated and additional paid-in-capital has been adjusted to reflect NCBC's estimated capitalization of Select Bancorp.
M	The amount of pro forma combined weighted average shares outstanding is calculated by adding NCBC's historical weighted average shares outstanding for the year ended December 31, 2013 to the shares issued to be issued in connection with the merger.

DESCRIPTION OF NCBC CAPITAL STOCK

The following is a brief description of the terms of NCBC’s capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the NCBCA, federal law, NCBC’s amended articles of incorporation (“Amended Articles”), and NCBC’s bylaws. Copies of the Amended Articles and bylaws have been filed with the SEC and are also available upon request from NCBC.

Common Stock

General

NCBC’s Amended Articles authorize the issuance of 25,000,000 shares of common stock, $1.00 par value per share. As of March 31, 2014, there were 6,921,574 shares of common stock issued and outstanding, held of record by approximately 1,318 shareholders. In addition, as of March 31, 2014, 291,215 shares of NCBC’s common stock were reserved for issuance upon the exercise of outstanding stock options.

Outstanding shares of NCBC’s common stock are validly issued, fully paid and non-assessable. Each share of NCBC’s common stock has the same relative rights and is identical in all respects to each other share of NCBC’s common stock. NCBC’s common stock is listed and traded on NASDAQ under the symbol “NCBC.”

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

NCBC’s common stock has no preemptive rights, redemption rights, conversion rights, sinking fund, or redemption provisions.

Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. In addition, if our board of directors consists of nine or more directors, the board members will be classified into three groups so that approximately one-third of the directors will be elected each year. Shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of NCBC’s affairs, the holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of New Century Bank, we, as the sole shareholder of the bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Dividend Rights

Holders of NCBC’s common stock are entitled to receive ratably such dividends as may be declared by the NCBC Board out of legally available funds. However, our payment of cash dividends is subject to the restrictions of North Carolina law applicable to the declaration of cash dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights.

Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that New Century Bank may pay to us. North Carolina commercial banks, such as New Century Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Also, an insured depository institution, such as New Century Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in applicable law and regulations. The declaration and payment of future dividends to holders of NCBC’s common stock will also depend upon NCBC’s earnings and financial condition, the capital requirements of New Century Bank, regulatory conditions, and other factors as the NCBC Board may deem relevant.

Transfer Agent and Registrar

The transfer agent and registrar for NCBC’s common stock is Registrar and Transfer Company, Cranford, New Jersey.

Restrictions on Ownership

The BHCA requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve before acquiring 5% or more of NCBC’s common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of NCBC’s common stock under the Change in Bank Control Act. Any holder of 25% or more of NCBC’s common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over NCBC, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock

NCBC’s Amended Articles authorize the issuance of 5,000,000 shares of preferred stock, no par value per share. As of March 31, 2014 and as of the date of this joint proxy statement/prospectus, there were no shares of NCBC’s preferred stock issued and outstanding.

NCBC’s Amended Articles, subject to certain limitations, authorize the NCBC Board from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the preferences, limitations and relative rights of such shares of preferred stock.

Effective no later than consummation of the merger, the NCBC Board will take action to create a new series of preferred stock. Pursuant to the terms of the merger agreement, shares of the newly created NCBC preferred stock will be issued in exchange for all of the 7,645 currently issued and outstanding shares of Select Bancorp Series A stock. The Select Bancorp Series A stock was issued on August 9, 2011, to the Secretary of the U.S. Treasury in connection with Select Bancorp’s participation in the U.S. Department of the Treasury’s SBLF program. As of the record date for the Select Bancorp special meeting, the Treasury remained the sole holder of the Select Bancorp Series A stock. The newly issued NCBC preferred stock will have substantially identical rights, preferences, privileges, voting powers, limitations and restrictions as the Select Bancorp Series A stock. The NCBC preferred stock will not be listed on any exchange. See “Information about Select Bancorp — Preferred Stock” for additional information regarding the Select Bancorp Series A stock.

Authorized but Unissued Shares

North Carolina law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This would protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Restrictions in the Amended Articles Having Potential Anti-Takeover Effect

The Amended Articles require the affirmative vote of 66 2/3% of the outstanding shares entitled to vote to approve any agreement, plan or arrangement providing for the merger, consolidation or exchange of shares of NCBC with any other corporation or the sale lease or exchange of all of substantially all of the assets of NCBC, unless the proposed transaction is approved by the vote of at least a majority of the members of NCBC’s board of directors who are unaffiliated with any other party to the proposed transaction. This provision could tend to make the acquisition of NCBC more difficult to accomplish without the cooperation or favorable recommendation of the NCBC Board.

When evaluating such business combinations or transactions and determining what is in the best interests of NCBC and its shareholders, the NCBC Board (or any individual member) may, but is not required, to consider: (i) the social and economic effects of the transaction or the matter to be considered on NCBC and its subsidiaries, its and their employees, depositors, customers, and creditors, and the communities in which NCBC and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring person(s) or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition, and other likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon NCBC and its subsidiaries and the communities in which NCBC and its subsidiaries operate or are located; (iii) the competence, experience, and integrity of the acquiring person(s) or entity and its or their management; and (iv) the prospects for successful conclusion of the business combination, offer or proposal.

As more particularly described below under “Comparison of Shareholders’ Rights for Existing Select Bancorp Shareholders,” NCBC’s Amended Articles and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove NCBC’s management or to gain control of NCBC in a transaction not supported by its board of directors.

COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING SELECT BANCORP SHAREHOLDERS

The current rights of Select Bancorp shareholders are governed by North Carolina law, including the NCBCA, and Select Bancorp’s articles of incorporation and bylaws. Upon consummation of the merger, holders of Select Bancorp common stock will receive NCBC common stock as merger consideration and will become holders of NCBC common stock. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and bylaws of NCBC together with the NCBCA.

The following is a summary of material differences between the rights of holders of NCBC common stock and the rights of holders of Select Bancorp common stock. The following summary does not purport to be a complete statement of the provisions affecting and differences between the rights of holders of NCBC common stock and the rights of holders of Select Bancorp common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to North Carolina law and the governing corporate documents of NCBC and Select Bancorp, to which the shareholders of Select Bancorp are referred.

Authorized Capital

Select Bancorp.  Select Bancorp is authorized to issue 10,000,000 shares of common stock, par value $1.00 per share, and up to 1,000,000 shares of preferred stock, no par value per share.

NCBC.  NCBC is authorized to issue 25,000,000 shares of common stock, $1.00 par value per share, and up to 5,000,000 shares of preferred stock, no par value per share.

Annual Meetings of Shareholders

For both Select Bancorp and NCBC, their respective bylaws provide that an annual meeting will be held within 180 days of the end of the fiscal year, which follows the calendar year, as may be determined by the board of directors.

Special Meetings of Shareholders

For both Select Bancorp and NCBC, pursuant to their respective bylaws, special meetings of the shareholders can be called by the chairman of the board of directors, the president, or the secretary at the request of the board of directors.

Shareholder Nomination of Directors

Select Bancorp.  Nomination of directors may be made by the board of directors or a committee thereof or by any shareholder entitled to vote for the election of directors. Nominations, other than those made by the board of directors or a committee thereof, must be submitted to the Secretary in writing not less than 120 days prior to the meeting of shareholders at which nominees will be considered for election. The shareholder making such nomination shall include a detailed resume of the nominee, state reasons why the nominee is qualified to serve, and include the written consent of the nominee to serve as a member of the board of directors, if elected.

NCBC.  Nomination of directors may be made by the Nominating Committee or by any shareholder entitled to vote for the election of directors. Nominations, other than those made by the Nominating Committee, must be submitted to the Secretary of NCBC not later than September 30 of the year preceding the meeting of shareholders at which the nominee would be elected and must be accompanied by the nominees written consent to serve, if elected, and a certification that the nominee has owned at least 1,000 shares of NCBC stock for the twelve months preceding the nomination and has business, economic, and residential ties to NCBC’s market area.

Number of Directors

Select Bancorp.  The number of Select Bancorp directors will be not less than nine and not more than twenty-five as may be fixed by the Select Bancorp shareholders or by a majority of the Select Bancorp Board. The Select Bancorp Board currently consists of ten directors.

NCBC.  The number of directors will be not less than six and not more than nineteen, with the actual number of directors to be determined by the shareholders or the NCBC Board. The NCBC Board currently consists of sixteen directors.

Director Qualifications

Select Bancorp.  The Select Bancorp bylaws do not address director qualifications.

NCBC.  Each director attaining the age of 80 years during his or her term shall retire upon his or her 80th birthday.

Classification of Directors

Select Bancorp.  Select Bancorp’s directors are divided into three classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of Select Bancorp’s directors expire each year.

NCBC.  So long as NCBC has nine or more directors, the directors shall be divided into three classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of the directors expire each year. If NCBC has fewer than nine directors, then each director shall be elected to a term ending at the next succeeding annual meeting.

Removal of Directors

Select Bancorp.  Select Bancorp’s bylaws provide that Select Bancorp directors may be removed from office only for “cause” by a vote of shareholders whenever the number of votes cast in favor of removal exceeds the number of votes cast against removal. Select Bancorp’s articles of incorporation define cause as (i) the criminal conviction of an act of fraud, embezzlement, theft, personal dishonesty, or breach of trust or (ii) the occurrence of any event resulting in the director being excluded from coverage under Select Bancorp’s fidelity bonds or insurance policies.

NCBC.  NCBC’s bylaws provide that NCBC directors may be removed from office only for “cause” by a vote of shareholders whenever the number of votes cast in favor of removal exceeds the number of votes cast against removal. NCBC’s articles of incorporation define cause as (i) the criminal conviction of an act of fraud, embezzlement, theft, personal dishonesty, or breach of trust or (ii) the occurrence of any event resulting in the director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors, under NCBC’s fidelity bonds or insurance policies.

Voting Rights

Amendment of Articles.

Under North Carolina law, unless a corporation’s board of directors, articles of incorporation, or bylaws adopted by shareholders require a greater vote, amendments to articles of incorporation must be approved by (i) a majority of all votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create appraisal rights and (ii) a majority of the votes cast at the meeting by every other voting group entitled to vote on the amendment.

For both Select Bancorp and NCBC, their respective articles of incorporation do not require more than a majority of votes cast with respect to amendments to the articles of incorporation; provided, however, that changes to articles of incorporation related to the approval of business combinations requires the affirmative vote of two-thirds of the outstanding shares of common stock unless a majority of the board of directors has recommended the change to the shareholders.

Amendment of Bylaws.

For both Select Bancorp and NCBC, the bylaws may be amended or repealed, and new bylaws may be adopted, by the affirmative vote of a majority vote of the board of directors. In addition, the shareholders may amend or repeal the bylaws. Pursuant to North Carolina law, no bylaw adopted, amended, or repealed by the shareholders can be readopted, amended, or repealed by the board of directors unless authorized by the articles of incorporation or a bylaw adopted by the shareholders.

Required Vote for Certain Business Combinations.

For both Select Bancorp and NCBC, their respective articles of incorporation provide that the affirmative vote of at least two-thirds of the outstanding shares of capital stock is required for the approval of a business combination; provided, however, that this two-thirds requirement is not applicable, and the combination may be approved by a majority of the outstanding shares, if the business combination is approved by a majority of the board of directors.

Shareholders’ Right of Appraisal

Under Article 13 of the NCBCA, certain shareholders have appraisal rights to obtain “fair value” for their shares in connection with certain business combinations and corporate actions. The Select Bancorp shareholders have such appraisal rights in connection with the merger with NCBC as discussed on page 74 of this joint proxy statement/prospectus. Because NCBC common stock is traded on NASDAQ and considered a “covered security” under section 18(b)(1)(A) of the Securities Act, holders of NCBC stock are not entitled to appraisal rights in connection with business combinations and corporate actions.

North Carolina Shareholder Protection Act

The North Carolina Shareholder Protection Act generally requires that, unless certain “fair price” and procedural requirements are satisfied, an affirmative vote of 95% of a public corporation’s voting shares is required to approve certain business combination transactions with another entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation’s voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares. Because Select Bancorp is not a public corporation, the Shareholder Protection Act is not applicable to Select Bancorp. NCBC has not opted out of the Act by expressly providing in its articles of incorporation that the provisions of the Act are not applicable to NCBC.

Control Share Acquisition Act

The North Carolina Control Share Acquisition Act generally provides that, except as provided below, “Control Shares” will not have any voting rights. Control Shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of the corporation’s directors. However, voting rights will be restored to Control Shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock (other than shares held by the owner of the Control Shares, officers of the corporation, and directors of the corporation). If voting rights are granted to Control Shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at their fair value. Because Select Bancorp is not a public corporation, the Control Share Acquisition Act is not applicable to Select Bancorp. NCBC has not opted out of the Act by expressly providing in its articles of incorporation that the provisions of the Act are not applicable to NCBC.

Anti-Takeover Effect of Certain Provisions

The ability of the NCBC Board to expand the number of directors up to 19, without shareholder approval, and to fill vacancies resulting from such an increase, may allow the NCBC Board to prevent, for a period of time, a person or entity owning a majority of shares from electing a majority of the NCBC directors. Additionally, the classification of the NCBC Board may have the effect of delaying any person or entity owning a majority of shares from electing its designees to a majority of seats on the NCBC Board. Moreover, the two-thirds super majority voting requirement to approve a business combination also may serve as an anti-takeover device in situation where the NCBC Board is not in favor of a change in control.

Select Bancorp has similar provisions in its bylaws and articles of incorporation, including board authority to increase the size of the board and fill the vacancy, a classified board of directors and two-thirds supermajority voting requirements for certain business combinations as described above.

Indemnification

Select Bancorp.  Select Bancorp’s articles of incorporation and bylaws provide for the indemnification of its officers, directors, employees, and agents against liability and litigation expense arising out of such status or activities in such capacity; provided, however, that no indemnification shall be provided for liability or expense incurred for activities known or believed to be clearly in conflict with the best interests of the company.

NCBC.  NCBC’s bylaws provide for the indemnification of its officers, directors, employees, and agents to the full extent allowed by applicable law against liability and litigation expense arising out of such status or activities in such capacity. NCBC’s articles of incorporation provide that, to the fullest extent provided by the NCBCA, no director or former director shall be personally liable to NCBC or any of its shareholders or otherwise for monetary damages for breach of any duty as a director.

INFORMATION ABOUT NCBC

General

New Century Bancorp, Inc. was incorporated under the laws of the State of North Carolina on May 14, 2003, at the direction of the board of directors of New Century Bank, for the purpose of serving as the bank holding company for New Century Bank and became the holding company for New Century Bank on September 19, 2003. To become New Century Bank’s holding company, NCBC received the approval of the Federal Reserve as well as New Century Bank’s shareholders. Upon receiving such approval, each share of $5.00 par value common stock of New Century Bank was exchanged on a one-for-one basis for one share of $1.00 par value common stock of NCBC.

NCBC’s only business at this time is ownership of New Century Bank and its primary source of income is any dividends that are declared and paid by New Century Bank on its common stock. Throughout this section of the joint proxy statement/prospectus, results of operations will relate to New Century Bank’s operations, unless a specific reference is made to NCBC and its operating results other than through New Century Bank’s business and activities. The terms “we” and “ours” will be used throughout this section of the joint proxy statement/prospectus when discussing our operations except in circumstances where a reference is specific to either NCBC and/or New Century Bank.

NCBC is registered with the Federal Reserve under the BHCA and the bank holding company laws of North Carolina. New Century Bank operates under the rules and regulations of and is subject to examination by the FDIC and the NCCOB. New Century Bank is also subject to certain regulations of the Federal Reserve governing the reserves to be maintained against deposits and other matters. NCBC’s administrative office is located at 700 W. Cumberland Street, Dunn, North Carolina 28334 and New Century Bank’s main office is located at 700 W. Cumberland Street, Dunn, North Carolina 28334.

New Century Bank was incorporated on May 19, 2000 as a North Carolina-chartered commercial bank, opened for business on May 24, 2000, and is located at 700 West Cumberland Street, Dunn, North Carolina. New Century Bank’s lending activities are oriented to the consumer/retail customer as well as to the small-to-medium sized businesses located in Harnett, Cumberland, Johnston, Pitt, Robeson, Sampson, Wake and Wayne counties in North Carolina. New Century Bank offers the standard complement of commercial, consumer, and mortgage lending products, as well as the ability to structure products to fit specialized needs. The deposit services offered by the bank include small business and personal checking accounts, savings accounts and certificates of deposit. Deposit services are not currently offered in Pitt County. New Century Bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts.

Deposits are the primary source of funds for New Century Bank’s lending and other investment purposes. The bank attracts both short-term and long-term deposits from the general public locally and out-of-state by offering a variety of accounts and rates and offers statement savings accounts, negotiable order of withdrawal accounts, money market demand accounts, noninterest-bearing accounts, and fixed interest rate certificates with varying maturities. Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition, and other factors. The bank’s primary sources of revenue are interest and fee income from our lending and investing activities.

On July 13, 2006, NCBC acquired Progressive State Bank, a bank organized under the laws of the state of North Carolina and headquartered in Lumberton, North Carolina. Simultaneously with the acquisition, Progressive State Bank was merged with and into NCBC’s wholly-owned banking subsidiary, New Century Bank South. New Century Bank South was subsequently merged with and into New Century Bank, NCBC’s other wholly-owned banking subsidiary. New Century Bank established a full service branch office in Raleigh, North Carolina on October 1, 2013.

On September 30, 2013, NCBC entered into the Agreement and Plan of Merger and Reorganization with Select Bancorp. We anticipate that the merger will close in the third quarter of 2014, subject to customary closing conditions, including regulatory and shareholder approval. This combination with Select Bancorp increases our presence in complimentary market areas, including the attractive Greenville, North Carolina market area.

At December 31, 2013, our assets totaled $525.6 million and we had 97 full-time equivalent employees. We believe relations with our employees to be good.

Competition and Market Area

NCBC’s primary market area is situated in southeastern North Carolina and includes the counties of Cumberland, Harnett, Robeson, Sampson, Wake and Wayne. NCBC also serves the lending needs of Pitt County, North Carolina, through a loan production office located in the county.

Commercial banking in North Carolina is extremely competitive in large part due to early adoption of laws permitting statewide branching. NCBC competes in its market areas with some of the largest banking organizations in North Carolina and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit.

Many of NCBC’s competitors have broader geographic markets and higher lending limits than does NCBC and are also able to provide more services and make greater use of media advertising. As of June 30, 2013, data provided by the FDIC Deposit Market Share Report indicated that, within our market area, there were 429 offices (26 in Harnett County, 68 in Cumberland County, 33 in Robeson County, 16 in Sampson County, 252 in Wake County, and 34 in Wayne County).

The enactment of legislation authorizing interstate banking caused great increases in the size and financial resources of some of NCBC’s competitors. In addition, as a result of interstate banking and the recent economic recession, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina.

Despite the competition in its market areas, NCBC believes that it has certain competitive advantages that distinguish it from its competition. NCBC believes that its primary competitive advantages are its strong local identity and affiliation with the community and its emphasis on providing specialized services to small and medium-sized business enterprises, as well as professional and upper-income individuals. NCBC offers customers modern, high-tech banking without forsaking community values such as prompt, personal service and friendliness. NCBC offers many personalized services and intends to attract customers by being responsive and sensitive to their individualized needs. NCBC also relies on goodwill and referrals from shareholders and satisfied customers, as well as traditional media to attract new customers. To enhance a positive image in the community, NCBC supports and participates in local events and its officers and directors serve on boards of local civic and charitable organizations.

Subsidiaries

In September 2004, NCBC formed New Century Statutory Trust I, which issued trust preferred securities to provide additional capital for general corporate purposes, including the current and future expansion of New Century Bank. New Century Statutory Trust I is not a consolidated subsidiary of NCBC.

Regulatory Considerations

Bank holding companies and commercial banks, such as NCBC and New Century Bank, are subject to extensive supervision and regulation by federal and state agencies. Certain material elements of this regulatory environment, including minimum capital requirements and significant features of recent financial reform legislation, are described under “Supervision and Regulation.”

Properties

The following table sets forth the location of the main office, branch offices and operations center of NCBC’s subsidiary deposit institution, New Century Bank, as well as certain information relating to these offices.

Office Location	Year Opened	Approximate Square Footage	Owned or Leased
New Century Bank Main Office 700 West Cumberland Street Dunn, NC 28334	2001	12,600	Owned
Clinton Office 111 Northeast Boulevard Clinton, NC 28328	2008	3,100	Owned
Goldsboro Office 431 North Spence Avenue Goldsboro, NC 27534	2005	6,300	Owned
Lillington Office 818 McKinney Parkway Lillington, NC 27546	2007	4,500	Owned
Greenville Loan Production Office 323 Clifton Street, Suite #8 Greenville, NC 27858	2009	500	Leased
Fayetteville Office 2818 Raeford Road Fayetteville, NC 28303	2004	10,000	Owned
Ramsey Street Office 6390 Ramsey Street Fayetteville, NC 28311	2007	2,500	Owned
Lumberton Office 4400 Fayetteville Road Lumberton, NC 28358	2006	3,500	Owned
Raleigh Office 8470 Falls of Neuse Rd Suite #100 Raleigh, NC 27615	2013	4,226	Leased
Operations Center 861 Tilghman Drive Dunn, NC 28335	2010	7,500	Owned
Operations Center – Annex 863 Tilghman Drive Dunn, NC 28335	2010	5,000	Owned

Legal Proceedings

In the opinion of management, NCBC and New Century Bank are not involved in any material pending legal proceeding. Additional information relating to prior legal proceedings is set forth in Note P to the accompanying Notes to Consolidated Financial Statements (December 31, 2013 and 2012) of NCBC.

NCBC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of NCBC’s financial condition and results of operations and should be read in conjunction with the financial statements and related notes contained elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. NCBC’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, many of which are beyond our control. The following discussion is intended to assist in understanding the financial condition and results of operations of NCBC. Because NCBC has no material operations and conducts no business on its own other than owning its consolidated subsidiary, New Century Bank, and its unconsolidated subsidiary, New Century Statutory Trust I, the discussion contained in this Management’s Discussion and Analysis concerns primarily the business of the bank subsidiary. However, for ease of reading and because the financial statements are presented on a consolidated basis, NCBC and New Century Bank are collectively referred to herein as NCBC unless otherwise noted.

DESCRIPTION OF BUSINESS

NCBC is a commercial bank holding company that was incorporated on September 19, 2003 and has one wholly-owned banking subsidiary, New Century Bank, which became a subsidiary of NCBC as part of a holding company reorganization. In September 2004, NCBC formed New Century Statutory Trust I, which issued trust preferred securities to provide additional capital for general corporate purposes, including the current and future expansion of New Century Bank. New Century Statutory Trust I is not a consolidated subsidiary of NCBC. NCBC’s only business activity is the ownership of New Century Bank. Accordingly, this discussion focuses primarily on the financial condition and operating results of New Century Bank.

New Century Bank’s lending activities are oriented to the consumer/retail customer as well as to the small-to-medium sized businesses located in southeastern North Carolina. The bank offers the standard complement of commercial, consumer, and mortgage lending products, as well as the ability to structure products to fit specialized needs. The deposit services offered by New Century Bank include small business and personal checking, savings accounts and certificates of deposit. The bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts.

FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

Overview

Total assets at December 31, 2013 were $525.6 million, which represents a decrease of $59.8 million or (10.2)% from December 31, 2012. Interest earning assets at December 31, 2013 totaled $475.9 million and consisted of $339.4 million in net loans, $83.8 million in investment securities, $49.7 million in overnight investments and interest-bearing deposits in other banks and $3.0 million in federal funds sold. Total deposits and shareholders’ equity at December 31, 2013 were $448.5 million and $56.0 million, respectively.

Investment Securities

Investment securities increased to $83.8 million at December 31, 2013 from $81.5 million at December 31, 2012. NCBC’s investment portfolio at December 31, 2013, which consisted of U.S. government agency securities, U.S. government sponsored entities agency securities (GSE’s), mortgage-backed securities and bank-qualified municipal securities, aggregated $83.8 million with a weighted average taxable equivalent yield of 2.18%. NCBC also holds an investment of $796,000 in Federal Home Loan Bank Stock with a weighted average yield of 2.58%. The investment portfolio increased $2.3 million in 2013, the result of $25.9 million in purchases, $20.8 million of maturities and prepayments and a decrease of $2.8 million in the market value of securities held available for sale and net accretion of investment discounts.

The following table summarizes the securities portfolio by major classification:

Securities Portfolio Composition
(dollars in thousands)

	Amortized Cost	Fair Value	Tax Equivalent Yield
U. S. government agency securities – GSE’s:
Due within one year	$10,520	$10,545	0.79%
Due after one but within five years	8,820	8,827	0.68%
Due after five but within ten years	7,376	6,827	1.94%
Due after ten years	8,524	8,466	1.86%
	35,240	34,665	1.26%
Mortgage-backed securities:
Due within one year	133	140	4.62%
Due after one but within five years	35,352	35,856	2.65%
Due after five but within ten years	5,316	5,069	1.73%
Due after ten years	—	—	—%
	40,801	41,065	2.54%
State and local governments:
Due within one year	100	101	7.27%
Due after one but within five years	3,036	3,232	4.82%
Due after five but within ten years	3,306	3,224	3.66%
Due after ten years	1,526	1,549	5.49%
	7,968	8,106	4.50%
Total securities available for sale:
Due within one year	10,753	10,786	0.90%
Due after one but within five years	47,208	47,915	2.35%
Due after five but within ten years	15,998	15,120	2.23%
Due after ten years	10,050	10,015	2.41%
	$84,009	$83,836	2.18%

Loans Receivable

The loan portfolio at December 31, 2013 totaled $346.5 million and was composed of $309.1 million in real estate loans, $29.1 million in commercial and industrial loans, and $8.8 million in loans to individuals. Also included in loans outstanding is $550,000 in net deferred loan fees.

The following table describes NCBC’s loan portfolio composition by category:

At December 31,
	2013		2012		2011		2010		2009
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
(dollars in thousands)
Real estate loans:
1 to 4 family residential	$35,006	10.1%	$41,017	11.1%	$52,182	12.5%	$60,385	12.8%	$69,995	14.5%
Commercial real estate	169,176	48.9%	186,949	50.8%	192,047	46.0%	193,502	41.1%	195,165	40.6%
Multi-family residential	19,739	5.7%	19,524	5.3%	23,377	5.6%	30,088	6.4%	22,580	4.7%
Construction	53,325	15.3%	48,220	13.1%	70,846	16.9%	84,550	18.0%	70,736	14.7%
Home equity lines of credit	31,863	9.2%	34,603	9.4%	38,702	9.3%	39,938	8.5%	38,482	8.0%
Total real estate loans	309,109	89.2%	330,313	89.7%	377,154	90.3%	408,463	86.8%	396,958	82.5%
Other loans:
Commercial and industrial	29,166	8.4%	29,297	8.0%	33,146	8.0%	49,437	10.5%	70,747	14.7%
Loans to individuals & overdrafts	8,775	2.5%	8,734	2.4%	7,671	1.8%	12,967	2.8%	13,766	2.9%
Total other loans	37,941	10.9%	38,031	10.4%	40,817	9.8%	62,404	13.3%	84,513	17.6%
Less:
Deferred loan origination (fees) cost, net	(550)	(0.1)%	(452)	(0.1)%	(347)	(0.1)%	(383)	(0.1)%	(295)	(0.1)%
Total loans	346,500	100.0%	367,892	100%	417,624	100.0%	470,484	100.0%	481,176	100.0%
Allowance for loan losses	(7,054)		(7,897)		(10,034)		(10,015)		(10,359)
Total loans, net	$339,446		$359,995		$407,590		$460,469		$470,817

During 2013, loans receivable decreased by $20.5 million, or 5.7%, to $339.4 million as of December 31, 2013. The decline in loans during the year is attributable to reduced loan demand in NCBC’s markets.

The majority of NCBC’s loan portfolio is comprised of real estate loans. This category, which includes both commercial and consumer loan balances, decreased from 89.7% of the portfolio at December 31, 2012 to 89.2% at December 31, 2013. The decrease in the real estate loan category was the result of a $17.8 million decrease in commercial real estate loans, a $6.0 million decrease in 1 to 4 family residential loans, and a $2.7 million decrease in HELOC loans. These decreases were partially offset by increases in construction loans of $5.1 million and a $215,000 increase in multi-family residential loans.

Management monitors trends in the loan portfolio that may indicate more than normal risk. A discussion of other risk factors follows. Some loans or groups of loans may contain one or more of these individual loan risk factors. Therefore, an accumulation of the amounts or percentages of the individual loan risk factors may not necessarily be an indication of the cumulative risk in the total loan portfolio.

Acquisition, Development and Construction Loans

NCBC originates construction loans for the purpose of acquisition, development, and construction of both residential and commercial properties (“ADC” loans).

Acquisition, Development and Construction Loans
As of December 31, 2013
(dollars in thousands)

	Construction	Land and Land Development	Total
Total ADC loans	$37,932	$15,393	$53,325
Average Loan Size	$128	$358
Percentage of total loans	10.95%	4.44%	15.39%
Non-accrual loans	$660	$546	$1,206

Management closely monitors the ADC portfolio as to collateral value, funding based on project completeness, and the performance of similar loans in NCBC’s market area.

Included in ADC loans and residential real estate loans as of December 31, 2013 were certain loans that exceeded regulatory loan to value, or LTV, guidelines. NCBC had $3.7 million in non 1–4 residential loans that exceeded the regulatory LTV limits and $6.1 million of 1–4 residential loans that exceeded the regulatory LTV limits. The total amount of these loans represented 13.8% of total risk-based capital as of December 31, 2013, which is less than the 100% maximum allowed. These loans may provide more than ordinary risk to NCBC if the real estate market continues to soften for both market activity and collateral valuations.

Acquisition, Development and Construction Loans
As of December 31, 2012
(dollars in thousands)

	Construction	Land and Land Development	Total
Total ADC loans	$29,892	$18,328	$48,220
Average Loan Size	$100	$333
Percentage of total loans	8.13%	4.98%	13.11%
Non-accrual loans	$733	$1,565	$2,298

Included in ADC loans and residential real estate loans as of December 31, 2012 were certain loans that exceeded regulatory loan to value (“LTV”) guidelines. NCBC had $8.3 million in non 1–4 family residential loans that exceeded the regulatory LTV limits and $8.6 million of 1–4 family residential loans that exceeded the regulatory LTV limits. The total amount of these loans represented 25.7% of total risk-based capital as of December 31, 2012, which is less than the 100% maximum allowed. These loans may provide more than ordinary risk to NCBC if the real estate market continues to soften for both market activity and collateral valuations.

Business Sector Concentrations

Loan concentrations in certain business sectors impacted by lower than normal retail sales, higher unemployment, higher vacancy rates, and weakened real estate market values may also pose additional risk to NCBC’s capital position. NCBC has established an internal commercial real estate guideline of 40% of Risk-Based Capital for any single product type.

At December 31, 2013, there were no commercial real estate product types that exceeded this internal guideline. At December 31, 2012 NCBC exceeded the 40% guideline in one product type. The Office Building product type group represented 40% of Risk-Based Capital or $26.7 million at December 31, 2012. All other commercial real estate product types were under the 40% threshold.

Geographic Concentrations

Certain risks exist arising from geographic location of specific types of higher than normal risk real estate loans. Below is a table showing geographic concentrations for ADC and home equity lines of credit (“HELOC”) loans at December 31, 2013.

	ADC Loans	Percent	HELOC	Percent
	(dollars in thousands)
Harnett County	$3,862	7.24%	$6,258	19.64%
Cumberland County	20,737	38.89%	6,416	20.13%
Johnston County	653	1.22%	494	1.55%
Pitt County	5,825	10.92%	268	0.84%
Robeson County	1,083	2.03%	3,546	11.13%
Sampson County	357	0.67%	1,745	5.48%
Wake County	7,863	14.75%	709	2.23%
Wayne County	2,716	5.09%	5,469	17.16%
Hoke County	3,084	5.78%	166	0.52%
All other locations	7,145	13.41%	6,792	21.32%
Total	$53,325	100.00%	$31,863	100.00%

Below is a table showing geographic concentrations for ADC and HELOC loans at December 31, 2012.

	ADC Loans	Percent	HELOC	Percent
	(dollars in thousands)
Harnett County	$4,404	9.13%	$6,839	19.76%
Cumberland County	17,909	37.14%	7,258	20.99%
Johnston County	543	1.13%	648	1.87%
Pitt County	4,642	9.63%	5	0.01%
Robeson County	1,602	3.32%	3,775	10.91%
Sampson County	614	1.27%	1,686	4.87%
Wake County	5,707	11.84%	960	2.77%
Wayne County	3,079	6.39%	5,521	15.96%
Hoke County	4,443	9.21%	172	0.50%
All other locations	5,277	10.94%	7,739	22.36%
Total	$48,220	100.00%	$34,603	100.00%

Interest Only Payments

Another risk factor that exists in the total loan portfolio pertains to loans with interest only payment terms. At December 31, 2013, NCBC had $89.6 million in loans that had terms permitting interest only payments. This represented 25.9% of the total loan portfolio. At December 31, 2012, NCBC had $84.4 million in loans that had terms permitting interest only payments. This represented 22.9% of the total loan portfolio. Recognizing the risk inherent with interest only loans, it is customary and general industry practice that loans in the ADC portfolio are interest only payments during the acquisition, development, and construction phases of such projects.

Large Dollar Concentrations

Concentrations of high dollar loans or large customer relationships may pose additional risk in the total loan portfolio. NCBC’s ten largest loans or lines of credit concentrations totaled $44.7 million or 12.9% of total loans at December 31, 2013 compared to $43.2 million or 11.7% of total loans at December 31, 2012. NCBC’s ten largest customer loan relationship concentrations totaled $62.1 million, or 17.9% of total loans, at December 31, 2013 compared to $61.0 million, or 16.6% of total loans at December 31, 2012. Deterioration or loss in any one or more of these high dollar loan or customer concentrations could have an immediate, significant adverse impact on the capital position of NCBC.

Maturities and Sensitivities of Loans to Interest Rates

The following table presents the maturity distribution of NCBC’s loans at December 31, 2013. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the prime rate:

	At December 31, 2013
	Due within one year	Due after one year but within five years	Due after five years	Total
	(dollars in thousands)
Fixed rate loans:
1 to 4 family residential	$1,495	$1,984	$634	$4,113
Commercial real estate	10,400	21,156	2,887	34,443
Multi-family residential	3,411	938	—	4,349
Construction	34,420	4,583	454	39,457
Home equity lines of credit	146	246	29,968	30,360
Commercial and industrial	5,842	3,156	48	9,046
Loans to individuals & overdrafts	3,148	341	603	4,092
Total at fixed rates	58,862	32,404	34,594	125,860
Variable rate loans:
1 to 4 family residential	6,859	19,302	3,640	29,801
Commercial real estate	18,008	74,707	37,576	130,291
Multi-family residential	1,534	12,831	21	14,386
Construction	1,987	9,876	799	12,662
Home equity lines of credit	—	20	242	262
Commercial and industrial	3,174	16,154	463	19,791
Loans to individuals & overdrafts	1,641	1,855	1,182	4,678
Total at variable rates	33,203	134,745	43,923	211,871
Subtotal	92,065	167,149	78,517	337,731
Non-accrual loans	5,773	2,261	1,285	9,319
Gross loans	$97,838	$169,410	$79,802	347,050
Deferred loan origination (fees) costs, net				(550)
Total loans				$346,500

NCBC may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in NCBC’s best interest. In such instances, NCBC generally requires payment of accrued interest and may require a principal reduction or modify other terms of the loan at the time of renewal.

Past Due Loans and Nonperforming Assets

At December 31, 2013, NCBC had $874,000 in loans that were 30 days or more past due. This represented 0.25% of gross loans outstanding on that date. This is a decrease from December 31, 2012 when there were $1.2 million in loans that were past due 30 days or more, or 0.32% of gross loans outstanding. Non-accrual loans decreased to $9.3 million at December 31, 2013. As of December 31, 2013, NCBC had forty-three loans totaling $8.0 million that were considered to be troubled debt restructurings, of which twenty-eight loans totaling $6.5 million were still accruing interest. At December 31, 2012, NCBC had thirty-three loans totaling $6.6 million that were considered to be troubled debt restructurings, of which fourteen loans totaling $1.9 million were still accruing. There were no loans that were over 90 days past due and still accruing interest at December 31, 2013 or 2012.

The table below sets forth, for the periods indicated, information about NCBC’s non-accrual loans, loans past due 90 days or more and still accruing interest, total non-performing loans (non-accrual loans plus restructured loans), and total non-performing assets.

	As December 31,
	2013	2012	2011	2010	2009
	(dollars in thousands)
Non-accrual loans	$9,319	$10,126	$17,623	$10,562	$16,048
Restructured loans	6,537	1,904	2,013	1,688	—
Total non-performing loans	15,856	12,030	19,636	12,250	16,048
Foreclosed real estate	2,008	2,833	3,031	3,655	2,530
Repossessed assets	—	—	—	—	—
Total non-performing assets	$17,864	$14,863	$22,667	$15,905	$18,578
Accruing loans past due 90 days or more	$—	$—	$108	$—	$—
Allowance for loan losses	$7,054	$7,897	$10,034	$10,015	$10,359
Non-performing loans to period end loans	4.58%	3.27%	4.70%	2.60%	3.34%
Non-performing loans and accruing loans past due 90 days or more to period end loans	4.58%	3.27%	4.73%	2.60%	3.34%
Allowance for loan losses to period end loans	2.04%	2.15%	2.40%	2.13%	2.15%
Allowance for loan losses to non-performing loans	44%	66%	51%	82%	65%
Allowance for loan losses to non-performing assets	39%	53%	44%	63%	56%
Allowance for loan losses to non-performing assets and accruing loans past due 90 days or more	39%	53%	44%	63%	56%
Non-performing assets to total assets	3.40%	2.53%	3.84%	2.54%	2.95%
Non-performing assets and accruing loans past due 90 days or more to total assets	3.40%	2.53%	3.86%	2.54%	2.95%

In addition to the above, NCBC had $3.1 million in loans that were considered to be impaired for reasons other than their past due, accrual or restructured status. In total, there were $19.0 million in loans that were considered to be impaired at December 31, 2013 which is a $739,000 decrease from the $19.7 million that was impaired at December 31, 2012. Impaired loans have been evaluated by management in accordance with Accounting Standards Codification, or ASC, 310 and $1.1 million has been included in the allowance for loan losses as of December 31, 2013 for these loans. All troubled debt restructurings and other non-performing loans are included within impaired loans as of December 31, 2013.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through provisions for loan losses charged to expense and represents management’s best estimate of probable loans losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated losses and risk inherent in the loan portfolio. NCBC’s allowance for loan loss methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. NCBC’s process for determining the appropriate level of reserves is designed to account for changes in credit quality as they occur. The provision for loan losses reflect loan quality trends, including the levels of and trends related to past due loans and economic conditions at the local and national levels. It also considers the quality and risk characteristics of NCBC’s loan origination and servicing policies and practices. Included in the allowance are specific reserves on loans that are considered to be impaired, which are identified and measured in accordance with ASC 310.

The following table presents NCBC’s allowance for loan losses as a percentage of loans at December 31 for the years indicated.

At December 31,
	2013	% of Total loans	2012	% of Total loans	2011	% of Total loans	2010	% of Total loans	2009	% of Total loans
(dollars in thousands)
1 to 4 family residential	$826	10.10%	$1,070	11.14%	$1,597	12.49%	$2,483	12.83%	$1,854	14.55%
Commercial real estate	4,599	48.82%	4,946	50.82%	4,771	45.98%	3,111	41.13%	4,281	40.56%
Multi-family residential	74	5.70%	106	5.31%	127	5.60%	640	6.40%	200	4.69%
Construction	565	15.39%	798	13.11%	1,540	16.96%	349	17.97%	629	14.70%
Home equity lines of credit	680	9.20%	627	9.41%	1,186	9.27%	850	8.49%	1,189	8.00%
Commercial and industrial	245	8.42%	278	7.96%	719	7.94%	1,052	10.51%	1,699	14.70%
Loans to individuals & overdrafts	65	2.53%	72	2.37%	94	1.84%	1,530	2.76%	501	2.86%
Deferred loan origination (fees) cost, net	—	(0.16)%	—	(0.12)%	—	(0.08)%	—	(0.09)%	—	(0.06)%
Total allocated	7,054	100.00%	7,897	100.00%	10,034	100.00%	10,015	100.00%	10,353	100.00%
Unallocated	—		—		—		—		6
Total	$7,054		$7,897		$10,034		$10,015		$10,359

The allowance for loan losses as a percentage of gross loans outstanding decreased by 0.11% during 2013 to 2.04% of gross loans at December 31, 2013. The change in the allowance during 2013 resulted from net charge-offs of $518,000 and a reduction in reserves reflecting the decrease in overall loan balances. General reserves totaled $6.0 million or 1.72% of gross loans outstanding as of December 31, 2013, a decrease from year-end 2012 when they totaled $7.0 million or 1.90% of loans outstanding. At December 31, 2013, specific reserves on impaired loans constituted $1.1 million or 0.32% of gross loans outstanding compared to $909,000 or 0.25% of loans outstanding as of December 31, 2012.

The following table presents information regarding changes in the allowance for loan losses in detail for the years indicated:

	As of December 31,
	2013	2012	2011	2010	2009
	(dollars in thousands)
Allowance for loan losses at beginning of year	$7,897	$10,034	$10,015	$10,359	$8,860
Provision for loan losses	(325)	(2,597)	6,218	15,634	5,472
	7,572	7,437	16,233	25,993	14,332
Loans charged off:
Commercial and industrial	(135)	(193)	(4,116)	(11,967)	(2,932)
Construction	(28)	(720)	(993)	(464)	(168)
Commercial real estate	(384)	(1,580)	(2,970)	(2,811)	—
Multi-family residential	—	—	—	—	—
Home equity lines of credit	(316)	(459)	(661)	(496)	(404)
1 to 4 family residential	(325)	(232)	(1,512)	(2,254)	(567)
Loans to individuals & overdrafts	(135)	(70)	(170)	(421)	(352)
Total charge-offs	(1,323)	(3,254)	(10,422)	(18,413)	(4,423)
Recoveries of loans previously charged off:
Commercial and industrial	137	2,714	3,765	1,121	325
Construction	25	317	12	137	12
Multi-family residential	—	—	—	—	—
Commercial real estate	96	287	60	1,023	—
Home equity lines of credit	81	74	52	44	7
1 to 4 family residential	398	232	247	15	69

	As of December 31,
	2013	2012	2011	2010	2009
	(dollars in thousands)
Loans to individuals & overdrafts	68	90	87	95	37
Total recoveries	805	3,714	4,223	2,435	450
Net recoveries (charge-offs)	(518)	460	(6,199)	(15,978)	(3,973)
Allowance for loan losses at end of year	$7,054	$7,897	$10,034	$10,015	$10,359
Ratios:
Net charge-offs (recoveries) as a percent of average loans	.15%	(0.12)%	1.37%	3.30%	0.84%
Allowance for loan losses as a percent of loans at end of year	2.04%	2.15%	2.40%	2.13%	2.15%

While NCBC believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making determinations regarding the allowance.

Management believes the level of the allowance for loan losses as of December 31, 2013 is appropriate in light of the risk inherent within NCBC’s loan portfolio.

Other Assets

At December 31, 2013, non-earning assets totaled $47.9 million, an increase of $6.8 million from $41.1 million at December 31, 2012. Non-earning assets at December 31, 2013 consisted of: cash and due from banks of $20.2 million, premises and equipment totaling $10.9 million, foreclosed real estate totaling $2.0 million, accrued interest receivable of $1.7 million, bank owned life insurance of $8.5 million and other assets totaling $4.6 million, with net deferred taxes of $2.5 million.

NCBC has an investment in bank owned life insurance of $8.5 million, which increased $0.2 million from December 31, 2012 due to an increase in cash surrender value. Since the income on this investment is included in non-interest income, the asset is not included in NCBC’s calculation of earning assets.

Deposits

Total deposits at December 31, 2013 were $448.5 million and consisted of $85.3 million in non-interest-bearing demand deposits, $124.6 million in money market and NOW accounts, $16.6 million in savings accounts, and $221.9 million in time deposits. Total deposits decreased by $50.1 million from $498.6 million as of December 31, 2012. Non-interest-bearing demand deposits decreased by $6.9 million from $92.2 million as of December 31, 2012. MMDA and NOW accounts increased by $1.9 million from $122.7 million as of December 31, 2012. Savings accounts decreased by $5.5 million from $22.1 million as of December 31, 2012. Time deposits decreased by $39.5 million during 2013.

The following table shows historical information regarding the average balances outstanding and average interest rates for each major category of deposits:

		For the Period Ended December 31,
	2013		2012		2011		2010		2009
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
(dollars in thousands)
Savings, NOW and money market deposits	$147,800	.23%	$124,583	0.42%	$120,363	0.53%	$124,974	0.94%	$108,240	1.22%
Time deposits > $100,000	122,166	2.13%	144,029	2.24%	167,689	2.32%	172,120	2.36%	166,641	3.19%
Other time deposits	117,564	1.61%	137,566	1.78%	168,172	2.00%	175,830	2.19%	187,687	3.11%
Total interest-bearing deposits	387,530	1.25%	406,178	1.53%	456,224	1.73%	472,924	1.92%	462,568	2.70%
Noninterest-bearing deposits	82,996	—	75,659	—	76,776	—	75,844	—	65,276	—
Total deposits	$470,526	1.02%	$481,837	1.29%	$533,000	1.48%	$548,768	1.66%	$527,844	2.36%

Short Term and Long Term Debt

As of December 31, 2013, NCBC had $6.3 million in short-term debt, which consisted solely of repurchase agreements and $12.4 million in long-term debt, which was $12.4 million in junior subordinated debentures issued to New Century Statutory Trust I in connection with NCBC’s trust preferred securities.

Shareholders’ Equity

Total shareholders’ equity at December 31, 2013 was $56.0 million, an increase of $1.8 million from $54.2 million as of December 31, 2012. Changes in shareholders’ equity included $2.9 million in net income, $26,000 in stock based compensation, proceeds of $36,000 from stock option exercises, and an other comprehensive loss of $1.2 million related to the decrease in the unrealized gain in NCBC’s available for sale investment security portfolio.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Overview

During 2013, New Century Bancorp had net income of $2.9 million compared to net income of $4.6 million for 2012. Both basic and diluted net income per share for the year ended December 31, 2013 were $0.43, compared with basic and diluted net income per share of $0.67 for 2012.

Net Interest Income

Like most financial institutions, the primary component of earnings for NCBC is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by the average interest-earning assets. Margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as by the levels on non-interest bearing liabilities and capital.

Net interest income decreased by $855,000 to $17.6 million for the year ended December 31, 2013. NCBC’s total interest income was impacted by a decrease in interest earning assets and a low interest rate environment in 2012. Average total interest-earnings assets were $509.7 million in 2013 compared with $523.0 million in 2012. The yield on those assets decreased by 35 basis points from 4.84% in 2012 to 4.49% in 2013. Earning asset yields in both years were adversely impacted by income reversed when loans were placed into non-accrual status. These income reversals were approximately $95,000 in 2013 and $120,000 in 2012. Meanwhile, average interest-bearing liabilities decreased by $28.8 million from $442.6 million for the year ended December 31, 2012 to $413.8 million for the year ended December 31, 2013. Cost of these funds decreased by 25 basis points in 2013 to 1.25% from 1.50% in 2012. In 2013, NCBC’s net interest margin was 3.48% and net interest spread was 3.24%. In 2012, net interest margin was 3.57% and net interest spread was 3.34%.

Provision for Loan Losses

Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors.

In determining the loss history to be applied to its ASC 450 loan pools within the allowance for loan losses, NCBC has previously used net charge-off history for most recent ten consecutive quarters. In determining the appropriate level of the allowance for loan losses at December 31, 2013, the loss history was expanded to fourteen consecutive quarters of net charge-offs. Since the most recent quarters contain a declining amount of charge offs coupled with a large number of recoveries and thus have a lower loss history than quarters from 2011 and 2012, management determined that the expansion of loss history better reflects the inherent losses in the current loan portfolio. The impact of this adjustment to the allowance for loan losses resulted in a $1.2 million increase to our loan loss reserves as compared to the methodology previously used. Loan loss provisions in 2013 have also been affected by the decline in overall loan balances during the year.

NCBC expanded the loss history used in determining the appropriate level of the allowance for loan losses at December 31, 2012. The loss history was expanded from eight consecutive quarters to ten consecutive quarters of net charge-offs. Due to the declining amount of charge offs coupled with a large number of recoveries, management determined that the expansion of loss history better reflects the inherent losses in the current loan portfolio. The impact of this adjustment to the allowance for loan losses resulted in a $564,000 increase to our loan loss reserves at December 31, 2012, as compared to the methodology previously used. Loan loss provisions in 2012 were also affected by the decline in overall loan balances during the year.

NCBC recorded a $(325,000) negative provision for loan losses in 2013 compared to a negative provision of $(2.6) million recorded in 2012 as a result of loan recoveries. For more information on changes in the allowance for loan losses, refer to the heading entitled Allowance for Loan Losses under Note D to the Notes to Consolidated Financial Statements of NCBC that accompany this joint proxy statement/prospectus.

Non-Interest Income

Non-interest income for the year ended December 31, 2013 was $2.6 million, down $969,000 from 2012. This decrease is largely due to the one-time gain of $557,000 related to the sale of two branches in 2012 and a decrease in fees from pre-sold mortgages of $223,000. Also contributing to the decline is a decrease in deposit service charges of $139,000 due to lower deposit balances and slight decrease in other non-interest income of $50,000.

Non-Interest Expenses

Non-interest expenses decreased by $1.4 million or 8.0% to $15.9 million for the year ended December 31, 2013, from $17.2 million for the same period in 2012. The following are highlights of the significant changes in non-interest expenses from 2012 to 2013. Many of these changes were due to the sale of two branches in April 2012 and the opening of the Raleigh branch in October 2013.

•	Personnel expenses decreased $207,000 to $8.1 million due to reductions in staffing.
•	Occupancy and equipment expenses increased $172,000 to $1.5 million.
•	Professional fees declined $340,000 to $1.2 million from $1.5 million in 2012 due largely to lower lending related legal fees.
•	Foreclosure-related expenses decreased to $388,000 in 2013 from $1.2 million in 2012, a $777,000 or 66.7% decrease.
•	Deposit insurance expense decreased by $333,000 or 43.6% in 2013 due to a reduced deposit base and lower assessment rates.
•	Other operating expense increased by $224,000 or 8.2%.

Provision for Income Taxes

NCBC’s effective tax rate in 2013 was 38.0%, compared to 37.8% in 2012. For further discussion pertaining to NCBC’s tax position, see the section titled “Critical Accounting Policies — Deferred Tax Asset” appearing later in this discussion and analysis.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Overview

During 2012, New Century Bancorp had net income of $4.6 million compared to a net loss of $163,000 for 2011. Both basic and diluted net income per share for the year ended December 31, 2012 were $0.67, compared with a basic and diluted net loss per share of $0.02 for 2011.

Net Interest Income

Like most financial institutions, the primary component of earnings for NCBC is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by the average interest-earning assets. Margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as by the levels on non-interest bearing liabilities and capital.

Net interest income decreased by $3.5 million to $18.5 million for the year ended December 31, 2012. NCBC’s total interest income was impacted by a decrease in interest earning assets and a low interest rate environment in 2012. Average total interest-earnings assets were $523.0 million in 2012 compared with $565.9 million in 2011. The yield on those assets decreased by 56 basis points from 5.40% in 2011 to 4.84% in 2012. Earning asset yields in both years were adversely impacted by income reversed when loans were placed into non-accrual status. These income reversals were approximately $120,000 in 2012 and $240,000 in 2011. Meanwhile, average interest-bearing liabilities decreased by $51.9 million from $494.5 million for the year ended December 31, 2011 to $442.6 million for the year ended December 31, 2012. Cost of these funds decreased by 20 basis points in 2012 to 1.50% from 1.70% in 2011. In 2012, NCBC’s net interest margin was 3.57% and net interest spread was 3.34%. In 2011, net interest margin was 3.91% and net interest spread was 3.70%.

Provision for Loan Losses

Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors.

In determining the loss history to be applied to its ASC 450 loan pools within the allowance for loan losses, NCBC has previously used net charge-off history for most recent eight consecutive quarters. In determining the appropriate level of the allowance for loan losses at December 31, 2012, the loss history was expanded to ten consecutive quarters of net charge-offs. Since the most recent quarters contain a declining amount of charge offs coupled with a large number of recoveries and thus have a lower loss history than quarters from 2010 and 2011, management determined that the expansion of loss history better reflects the inherent losses in the current loan portfolio. The impact of this adjustment to the allowance for loan losses resulted in a $564,000 increase to our loan loss reserves as compared to the methodology previously used. Loan loss provisions in 2012 have also been affected by the decline in overall loan balances during the year.

NCBC recorded a $2.6 million negative provision for loan losses in 2012, a decrease of $8.8 million from the $6.2 million provision that was recorded in 2011. For more information on changes in the allowance for loan losses, refer to Note D of the Notes to Consolidated Financial Statements of NCBC that accompany this joint proxy statement/prospectus.

Non-Interest Income

Non-interest income for the year ended December 31, 2012 was $3.6 million, up $781,000 from 2011. This increase is due to a one-time gain of $557,000 related to the sale of two branches in 2012 and increases in fees from pre-sold mortgages of $113,000 and other non-interest income of $386,000. These increases were partially offset by a decrease in deposit service fees and charges of $275,000.

Non-Interest Expenses

Non-interest expenses decreased by $1.9 million or 9.8% to $17.2 million for the year ended December 31, 2012, from $19.1 million for the same period in 2011. The following are highlights of the significant changes in non-interest expenses from 2011 to 2012. Many of these changes were due to the sale of two branches in April 2012.

•	Personnel expenses decreased $0.5 million to $8.3 million due to reductions in staffing.
•	Occupancy and equipment expenses decreased $72,000 to $1.3 million
•	Foreclosure-related expenses decreased to $1.2 million in 2012 from $1.8 million in 2011, a $700,000 or 36.7% decrease.
•	Deposit insurance expense decreased by approximately $147,000 or 16.2% in 2012 due to a lower deposit base and assessment rates.
•	Other operating expense increased slightly by $73,000 or 2.3%.

Provision for Income Taxes

NCBC’s effective tax rate in 2012 was 37.8%, compared to a 70.3% tax benefit in 2011. This change resulted from net operating income in 2012 versus a net operating loss in 2011. For further discussion pertaining to NCBC’s tax position, see the section titled “Critical Accounting Policies — Deferred Tax Asset” appearing later in this discussion.

NET INTEREST INCOME

The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Non-accrual loans have been included in determining average loans.

	For the Years Ended December 31,
	2013			2012			2011
	(dollars in thousands)
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
INTEREST-EARNING ASSETS:
Loans, net of allowance	$347,465	$21,147	6.09%	$382,431	$23,420	6.12%	$441,207	$28,183	6.39%
Investment securities	77,590	1,552	2.00%	69,491	1,715	2.47%	77,038	2,284	2.96%
Other interest-earning assets	84,675	204	.24%	71,054	164	0.23%	47,622	109	0.23%
Total interest-earning assets	509,730	22,903	4.49%	522,976	25,299	4.84%	565,867	30,576	5.40%
Other assets	45,626			51,648			58,148
Total assets	$555,356			$574,624			$624,015
INTEREST-BEARING LIABILITIES:
Deposits:
Savings, NOW and money market	$147,800	425	.29%	$124,583	522	0.42%	$120,363	643	0.53%
Time deposits over $100,000	122,166	2,607	2.13%	144,029	3,232	2.24%	167,694	3,885	2.32%
Other time deposits	117,564	1,891	1.61%	137,566	2,446	1.78%	168,168	3,370	2.00%
Borrowings	26,251	335	1.28%	36,375	432	1.19%	38,296	527	1.38%
Total interest-bearing liabilities	413,781	5,258	1.27%	442,553	6,632	1.50%	494,521	8,425	1.70%
Non-interest-bearing deposits	82,996			75,659			76,775
Other liabilities	2,878			3,643			2,625
Shareholders’ equity	55,701			52,769			50,094
Total liabilities and shareholders’ equity	$555,356			$574,624			$624,015
Net interest income/interest rate spread (taxable-equivalent basis)		$17,727	3.22%		$18,667	3.34%		$22,151	3.70%
Net interest margin (taxable-equivalent basis)			3.46%			3.57%			3.91%
Ratio of interest-earning assets to interest-bearing liabilities	123.19%			118.17%			114.43%
Reported net interest income
Net interest income/net interest margin (taxable-equivalent basis)		$17,727	3.48%		$18,667	3.57%		$22,151	3.91%
Less:
taxable-equivalent adjustment		82			167			193
Net Interest Income		$17,645			$18,500			$21,958

RATE/VOLUME ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	Year Ended December 31, 2013 vs. 2012			Year Ended December 31, 2012 vs. 2011			Year Ended December 31, 2011 vs. 2010
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)
Interest income:
Loans	$(2,135)	$(138)	$(2,273)	$(3,677)	$(1,087)	$(4,764)	$(2,169)	$(554)	$(2,723)
Investment securities	181	(344)	(163)	(205)	(363)	(568)	(320)	(267)	(587)
Other interest-earning assets	32	8	40	54	1	55	22	19	41
Total interest income (taxable-equivalent basis)	(1,922)	(475)	(2,396)	(3,828)	(1,449)	(5,277)	(2,467)	(802)	(3,269)
Interest expense:
Deposits:
Savings, NOW and money market	76	(255)	(179)	20	(141)	(121)	(34)	(503)	(537)
Time deposits over $100,000	(479)	(146)	(625)	(540)	(113)	(653)	(104)	(79)	(183)
Other time deposits	(339)	(216)	(555)	(578)	(346)	(924)	(161)	(322)	(483)
Borrowings	(125)	28	(97)	(25)	(70)	(95)	3	(55)	(52)
Total interest expense	(866)	(590)	(1,456)	(1,123)	(670)	(1,793)	(296)	(959)	(1,255)
Net interest income Increase/(decrease) (taxable-equivalent basis)	$(1,055)	$115	(940)	$(2,705)	$(779)	(3,484)	$(2,171)	$157	(2,014)
Less:
Taxable-equivalent adjustment			85			26			42
Net interest income Increase/(decrease)			$(855)			$(3,458)			$(1,972)

LIQUIDITY

Market and public confidence in NCBC’s financial strength and in the strength of financial institutions in general will largely determine NCBC’s access to appropriate levels of liquidity. This confidence depends significantly on NCBC’s ability to maintain sound asset quality and appropriate levels of capital resources. The term “liquidity” refers to NCBC’s ability to generate adequate amounts of cash to meet current needs for funding loan originations, deposit withdrawals, maturities of borrowings and operating expenses. Management measures NCBC’s liquidity position by giving consideration to both on and off-balance sheet sources of, and demands for, funds on a daily and weekly basis.

Liquid assets (consisting of cash and due from banks, interest-earning deposits with other banks, federal funds sold and investment securities classified as available for sale) comprised 29.8% and 33.3% of total assets at December 31, 2013 and 2012, respectively.

NCBC has been a net seller of federal funds, maintaining liquidity sufficient to fund new loan demand. When the need arises, NCBC has the ability to sell securities classified as available for sale, sell loan participations to other banks, or to borrow funds as necessary. NCBC has established credit lines with other financial institutions to purchase up to $59.0 million in federal funds. Also, as a member of the Federal Home Loan Bank of Atlanta (“FHLB”), NCBC may obtain advances of up to 10% of assets, subject to our available collateral. A floating lien of $23.6 million on qualifying loans is pledged to FHLB to secure such borrowings. In addition, NCBC may borrow at the Federal Reserve discount window and has pledged $1.0 million in securities for that purpose. As another source of short-term borrowings, NCBC also utilizes securities sold under agreements to repurchase. At December 31, 2013, borrowings consisted of securities sold under agreements to repurchase of $6.3 million.

At December 31, 2013, NCBC’s outstanding commitments to extend credit totaled $73.1 million and consisted of loan commitments and undisbursed lines of credit of $71.8 million, and letters of credit of $1.3 million. NCBC believes that its combined aggregate liquidity position from all sources is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

Total deposits were $448.5 million and $498.6 million at December 31, 2013 and 2012, respectively. Time deposits, which are the only deposit accounts that have stated maturity dates, are generally considered to be rate sensitive. Time deposits represented 49.5% and 52.4% of total deposits at December 31, 2013 and 2012, respectively. Time deposits of $100,000 or more represented 25.1% and 25.4%, respectively, of the total deposits at December 31, 2013 and 2012. Management believes most other time deposits are relationship-oriented. While competitive rates will need to be paid to retain these deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, management anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management believes that current sources of funds provide adequate liquidity New Century Bank’s current cash flow needs. New Century Bank’s parent company, NCBC, maintains minimal cash balances. Management believes that the current cash balances plus taxes receivable will provide adequate liquidity for NCBC’s current cash flow needs.

CAPITAL

A significant measure of the strength of a financial institution is its capital base. Federal regulations have classified and defined capital into the following components: (1) Tier 1 capital, which includes common shareholders’ equity and qualifying preferred equity (including qualifying trust preferred securities), and (2) Tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as Tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines that require a financial institution to maintain capital as a percent of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier 1 capital as a percentage of risk-adjusted assets of 4.0% and combined Tier 1 and Tier 2 capital as a percentage of risk-adjusted assets of 8.0%. In addition to the risk-based guidelines, federal regulations require that we maintain a minimum leverage ratio (Tier 1 capital as a percentage of tangible assets) of 4.0%. NCBC’s equity to assets ratio was 9.25% at December 31, 2013. As the following table indicates that, at December 31, 2013, NCBC and its bank subsidiary exceeded regulatory capital requirements.

	At December 31, 2013
	Actual Ratio	Minimum Requirement
New Century Bancorp, Inc.
Total risk-based capital ratio	19.26%	8.00%
Tier 1 risk-based capital ratio	18.00%	4.00%
Leverage ratio	12.62%	4.00%
New Century Bank
Total risk-based capital ratio	18.89%	8.00%
Tier 1 risk-based capital ratio	17.63%	4.00%
Leverage ratio	12.34%	4.00%

During 2004, NCBC issued $12.4 million of junior subordinated debentures to a special purpose subsidiary, New Century Statutory Trust I, which in turn issued $12.0 million of trust preferred securities. The proceeds provided additional capital for the expansion of New Century Bank. Under the current applicable regulatory guidelines, all of the debentures qualify as Tier 1 capital. Management expects that NCBC and New Century Bank will remain “well-capitalized” for regulatory purposes, although there can be no assurance that additional capital will not be required in the future.

ASSET/LIABILITY MANAGEMENT

NCBC’s results of operations depend substantially on its net interest income. Like most financial institutions, NCBC’s interest income and cost of funds are affected by general economic conditions and by competition in the marketplace.

The purpose of asset/liability management is to provide stable net interest income growth by protecting NCBC’s earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. NCBC maintains, and has complied with, a Board approved asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analyses: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. NCBC’s policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, NCBC has generally invested such funds in securities, primarily securities issued by governmental agencies, mortgage-backed securities and municipal obligations. The securities portfolio contributes to NCBC’s income and plays an important part in overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing the needs of NCBC with regard to proper management of its asset/liability program, NCBC’s management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

The analysis of an institution’s interest rate gap (the difference between the re-pricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of exposure to interest rate risk. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2013, of which are projected to re-price or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which re-price or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate re-pricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities.

In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans. The interest rate sensitivity of NCBC’s assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Re-pricing at December 31, 2013
	1 Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5 Years	Total
	(dollars in thousands)
Interest-earning assets:
Loans	$191,298	$97,646	$37,570	$19,986	$346,500
Securities, available for sale	33,279	20,969	8,642	20,946	83,836
Interest-earning deposits in other banks	49,690	—	—	—	49,690
Federal funds sold	3,028	—	—	—	3,028
Stock in the Federal Home Loan Bank of Atlanta	796	—	—	—	796
Other non marketable securities	1,055	—	—	—	1,055
Total interest-earning assets	$279,146	$118,615	$46,212	$40,932	$484,905
Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$101,336	$39,896	$—	$—	$141,232
Time	46,703	41,111	21,466	—	109,280
Time over $100,000	36,354	52,332	23,913	—	112,599
Short term debt	6,305	—	—	—	6,305
Long term debt	12,372	—	—	—	12,372
Total interest-bearing liabilities	$203,070	$133,339	$45,379	$—	$381,788
Interest sensitivity gap per period	$76,076	$(14,724)	$833	$40,932	$103,117
Cumulative interest sensitivity gap	$76,076	$61,352	$62,185	$103,117	$103,117
Cumulative gap as a percentage of total interest-earning assets	27.25%	15.42%	14.01%	21.27%	21.27%
Cumulative interest-earning assets as a percentage of interest-bearing liabilities	137.46%	118.24%	116.29%	127.01%	127.01%

CRITICAL ACCOUNTING POLICIES

A critical accounting policy is one that is both very important to the portrayal of NCBC’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. The following is a summary of NCBC’s most complex and judgmental accounting policies: the allowance for loan losses and deferred tax asset.

Asset Quality and the Allowance for Loan Losses

The financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on a non-accrual basis. Loans are placed on a non-accrual basis when there are serious doubts about the collectability of principal or interest. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or which the deferral of interest or principal have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. See the previous section titled “Past Due Loans and Nonperforming Assets” for a discussion on past due loans, non-performing assets and other impaired loans.

The allowance for loan losses is maintained at a level considered appropriate in light of the risk inherent within NCBC’s loan portfolio, based on management’s assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. Additional information regarding NCBC’s allowance for loan losses and loan loss experience are presented above in the discussion of the allowance for loan losses and in Note D to the accompanying consolidated financial statements of NCBC.

Deferred Tax Asset

NCBC’s net deferred tax asset was $2.5 million at December 31, 2013 and 2012. In evaluating whether we will realize the full benefit of our net deferred tax asset, we consider both positive and negative evidence, including among other things recent earnings trends and projected earnings, and asset quality. As of December 31 2013, management concluded that NCBC’s net deferred tax assets were fully realizable. NCBC will continue to monitor deferred tax assets closely to evaluate whether we will be able to realize the full benefit of our net deferred tax asset or whether there is any need for a valuation allowance. Significant negative trends in credit quality, losses from operations, or other factors could impact the realization of the deferred tax asset in the future.

NCBC has no history of expiration of loss carry forwards. Management believes NCBC’s forecasted earnings support a conclusion that a valuation allowance is not needed. Management closely monitors the previous twelve quarters of income (loss) before income taxes in evaluating the need for a deferred tax asset valuation allowance. This is referred to as the cumulative loss test. This test excludes the recoveries relating to the previously reported fraud in 2010, as the loss and any resulting recoveries are of infrequent nature stemming from aberrations rather than continuing conditions. As of December 31, 2013, NCBC passed the cumulative loss test by $8.6 million excluding the previously mentioned one-time non-recurring charge-off pertaining to the previously reported loan fraud by a large relationship borrower. NCBC also passed the cumulative loss test by $6.4 million as of December 31, 2012, due to the exclusion of the previously mentioned one-time non-recurring charge-off and any resulting recoveries pertaining to the previously reported loan fraud. NCBC feels confident that deferred tax assets are more likely than not to be realized.

OFF-BALANCE SHEET ARRANGEMENTS

Information about NCBC’s off-balance sheet risk exposure is presented in Note K to NCBC’s accompanying consolidated financial statements. During 2004, NCBC formed an unconsolidated subsidiary trust to which NCBC has issued $12.4 million of junior subordinated debentures (see Note G to the consolidated financial statements). Otherwise, as part of its ongoing business, NCBC has not participated in, nor does it anticipate participating in, transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note B to NCBC’s Notes to Consolidated Financial Statements included with this joint proxy statement/prospectus for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

IMPACT OF INFLATION AND CHANGING PRICES

A commercial bank has an asset and liability make-up that is distinctly different from that of a company with substantial investments in plant and inventory because the major portions of a commercial bank’s assets are monetary in nature. As a result, a bank’s performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business there are various outstanding contractual obligations of NCBC that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table reflects contractual obligations of NCBC outstanding as of December 31, 2013.

	Payments Due by Period
Contractual Obligations	Total	On Demand Or Within 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
	(dollars are in thousands)
Short term debt	$6,305	$6,305	$—	$—	$—
Long term debt	12,372	—	—	—	12,372
Lease obligations	2,367	198	256	219	1,693
Deposits	448,458	269,740	133,339	45,379	—
Total contractual cash obligations	$469,502	$305,225	$99,892	$45,598	$14,065

The following table reflects other commitments outstanding as of December 31, 2013.

	Amount of Commitment Expiration Per Period
	(dollars in thousands)
Other Commitments	Total Amounts Committed	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Undisbursed home equity credit lines	$21,818	$14	$217	$518	$21,069
Other commitments and credit lines	20,406	16,232	278	818	3,078
Un-disbursed portion of constructions loans	29,658	22,815	2,728	2,600	1,515
Letters of credit	1,254	1,164	25	65	—
Total loan commitments	$73,136	$40,225	$3,248	$4,001	$25,662

In addition, NCBC has legally binding delayed equity commitments to private investment funds. These commitments are not expected to called, and therefore, are not reflected in the financial statements. The amount of these commitments at December 31, 2013 and 2012 was $200,000.

INFORMATION ABOUT SELECT BANCORP

General

Select Bancorp was incorporated under the laws of the State of North Carolina on June 25, 2007 and effective May 9, 2008, became the bank holding company for Select Bank, a community bank with six offices operating in five counties in central and eastern North Carolina. Select Bank was incorporated and opened for business on August 3, 2004 as a North Carolina-chartered commercial bank.

Select Bancorp’s only business at this time is ownership of Select Bank and its primary source of income is any dividends that are declared and paid by Select Bank on its common stock. Throughout this section of the joint proxy statement/prospectus, results of operations will relate to Select Bank’s operations, unless a specific reference is made to Select Bancorp and its operating results other than through Select Bank’s business and activities. The terms “we” and “ours” will be used throughout this section of the joint proxy statement/prospectus when discussing our operations except in circumstances where a reference is specific to either Select Bancorp and/or Select Bank.

Select Bancorp is registered as a bank holding company with the Federal Reserve under the BHCA and the bank holding company laws of North Carolina. Select Bank operates under the rules and regulations of and is subject to examination by the FDIC and the NCCOB. Select Bank is also subject to certain regulations of the Federal Reserve governing the reserves to be maintained against deposits and other matters. Select Bancorp’s administrative office and Select Bank’s main office is located at 3600 Charles Blvd., Greenville, North Carolina 27858.

Select Bank is engaged in general commercial and retail banking in Pitt, Pasquotank, Beaufort, Guilford, and Alamance counties in North Carolina. The FDIC insures Select Bank’s deposits up to applicable limits. We are a community-focused bank that offers individuals and businesses exceptional customer service, superior products and experienced bankers using a ‘common sense’ approach to banking. We reached profitability in our third operating quarter and have produced 34 consecutive quarters of positive earnings.

Deposits are the primary source of funds for Select Bank’s lending and other investing activities. We attract both short-term and long-term deposits from the general public locally and out-of-state by offering a variety of accounts and rates and offer statement savings accounts, negotiable order of withdrawal accounts, money market demand accounts, noninterest-bearing accounts, and fixed interest rate certificates with varying maturities. Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition, and other factors. Our primary sources of revenue are interest and fee income from our lending and investing activities. Select Bank has one wholly-owned subsidiary, Select Real Estate Holdings, LLC (“Holdings”), whose principal activity is to own and serve as lessor on certain buildings, improvements and land owned by Select Bank. Holdings began operations on January 5, 2009. On January 13, 2012, Select Bank acquired certain assets and liabilities of the Bank of Atlanta branch location in Gibsonville, North Carolina. The acquisition is being accounted for as a business combination.

On September 30, 2013, Select Bancorp entered into the Agreement and Plan of Merger and Reorganization with NCBC. We anticipate that the merger will close in the second quarter of 2014, subject to customary closing conditions, including regulatory and shareholder approval. At December 31, 2013, our assets totaled $280.4 million and we had 45 full-time and 3 part-time equivalent employees. All employees of Select Bancorp are compensated by our subsidiary, Select Bank. None of our employees are represented by any unions or similar groups, and we have not experienced any type of strike or labor dispute. We consider our relationships with our employees to be good and extremely important to our success.

Competition and Market Area

Select Bank’s market areas are located in central and eastern North Carolina and include the counties of Alamance, Beaufort, Guilford, Pasquotank, and Pitt.

Commercial banking in North Carolina is extremely competitive in large part due to early adoption of laws permitting statewide branching. Select Bank competes in its market areas with some of the largest banking organizations in North Carolina and the country. Many of these competing banks have capital resources and legal lending limits substantially in excess of those available to Select Bank. Many of our competitors are also able to provide more services and make greater use of media advertising Therefore, in our market area, we have significant competition for deposits and loans from other depository institutions. As of June 30, 2013, data provided by the FDIC Deposit Market Share Report indicated that, within our market area, there were 269 offices of other banks or savings institutions (47 in Alamance County, 17 in Beaufort County, 143 in Guilford County, 13 in Pasquotank County, and 49 in Pitt County).

Other financial institutions such as credit unions, consumer finance companies, insurance companies, brokerage companies, small loan companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Credit unions have been permitted to expand their membership criteria and expand their loan services to include such traditional bank services as commercial lending. These entities pose an ever increasing challenge to our efforts to serve the markets traditionally served by banks. We expect competition to continue to be significant.

The enactment of legislation authorizing interstate banking caused great increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking and the recent economic recession, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina.

Despite the competition in our market areas, we believe we have certain competitive advantages that distinguish Select Bank from our competition. We believe we provide our communities with exceptional customer service, superior products and experienced bankers using a common sense approach to banking.

Preferred Stock

On August 9, 2011, Select Bancorp issued 7,645 shares of Series A stock for $7.645 million to the U.S. Treasury as a condition to its participation in the U.S. Treasury’s Small Business Lending Fund program. The Select Bancorp Series A stock is non-voting, other than having class voting rights on certain matters, including the merger with NCBC. The Select Bancorp Series A stock pays the U.S. Treasury dividends quarterly. During the first nine quarters following date of the Treasury’s initial investment, the quarterly dividend rate fluctuates between an annualized rate of 1% to 5% based on changes in the level of qualified small business lending of Select Bank. The current annualized dividend rate on the Select Bancorp Series A stock is 1%. The dividend rate on the Series A stock will be fixed at a rate between 1% to 7% for the period covering the 10th quarter through the date that is 4.5 years following the date of the Treasury’s initial investment. This fixed dividend rate will be based on Select Bank’s qualified small business lending reported for the quarter ending September 30, 2013. Following the 4.5-year anniversary of the Treasury’s investment, the dividend rate on the Series A stock is increased to 9% per annum.

As a condition of the issuance of the Series A stock under the SBLF program, Select Bancorp may not pay a cash dividend on its common stock if it is delinquent on its payment of the dividends to the U.S. Treasury. The shares of Series A stock are redeemable at the option of Select Bancorp.

Regulatory Considerations

Bank holding companies and commercial banks, such as Select Bancorp and Select Bank, are subject to extensive supervision and regulation by federal and state agencies. Certain material elements of this regulatory environment, including minimum capital requirements and significant features of recent financial reform legislation, are described under “Supervision and Regulation.”

Properties

The following table sets forth the location of the main and branch offices of Select Bancorp’s subsidiary deposit institution, Select Bank, as well as certain information relating to these offices.

Office Location	Year Opened	Approximate Square Footage	Owned or Leased
Select Bank Main Office 3600 Charles Boulevard Greenville, NC 27858	2004	8,900	Owned
Burlington Location 523 South Worth Street Burlington, North Carolina 27215	2012	2,700	Leased
East Greenville Location 3800 East Tenth Street Greenville, North Carolina 27858	2009	3,000	Owned
Elizabeth City Location 104 Nance Court Elizabeth City, North Carolina 27909	2010	1,500	Leased
Washington Location 155 N. Market St. Suite 103 Washington, North Carolina 27889	2011	1,100	Owned
Gibsonville Location 220 Burlington Street Gibsonville, North Carolina 27249	2012	2,800	Owned

Common Stock

Select Bancorp’s outstanding shares of common stock were held by 394 holders of record (excluding shares held in street name) as of March 31, 2014. To date, the Company has not paid any cash dividends.

Market for the Common Stock

There is no public trading market for Select Bancorp’s common stock and to management’s knowledge, there have been no sales facilitated by Select Bancorp since issuance of the common stock.

Legal Proceedings

In the opinion of management, neither Select Bancorp nor Select Bank are parties to, nor are any of their properties the subject of, any material pending legal proceedings incidental to their businesses.

SELECT BANCORP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of the financial condition and results of operations of Select Bancorp and should be read in conjunction with the financial statements and related notes contained elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. The following discussion is intended to assist in understanding the financial condition and results of operations of Select Bancorp, and Select Bank. Because Select Bancorp, has no material operations and conducts no business on its own other than owning its subsidiary, Select Bank, the discussion contained in this management’s discussion and analysis concerns primarily the business of the subsidiary. However, for ease of reading and because the financial statements are presented on a consolidated basis, Select Bancorp, and Select Bank are collectively referred to herein as “Select Bancorp” unless otherwise noted.

Overview

Select Bank began operations on August 4, 2004. The bank operates by attracting deposits from the general public and using such deposit funds to make commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income. Select Bancorp was formed during 2007 as a holding company for the bank and acquired all the outstanding shares of Select Bank on May 9, 2008.

We are a community-focused bank that offers individuals and businesses exceptional customer service, superior products and experienced bankers using a ‘common sense’ approach to banking. Select Bancorp reached profitability in its third operating quarter and has remained profitable in every quarter since. While operating through a difficult economy we have accumulated $9.4 million in retained earnings.

Net income for the year ended December 31, 2013, was $2.5 million compared to $2.0 million for the year ended December 31, 2012. Net income available to common shareholders was $2.4 million or $0.99 per weighted average diluted common share outstanding compared to $1.9 million or $0.81 per weighted average diluted common share outstanding for the year ended December 31, 2012.

As of December 31, 2013, Select Bancorp’s assets totaled $280.4 million compared to $257.4 million on December 31, 2012. Total loans on December 31, 2013, were $214.4 million compared to $199.8 million on December 31, 2012. Total deposits on December 31, 2013, were $225.7 million compared to $206.0 million at the end of 2012. Shareholders’ equity increased by $2.0 million during 2013 resulting in a December 31, 2013, book value of $10.63 per common share, as compared to $9.94 per common share on December 31, 2012. Investment securities were $43.0 million and $34.3 million at December 31, 2013 and 2012, respectively.

Critical Accounting Policies

Select Bancorp’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The notes to Select Bancorp’s audited consolidated financial statements that accompany this proxy statement/prospectus contain a summary of its significant accounting policies. Management believes Select Bancorp’s policies with respect to the methodology for the determination of the allowance for loan losses, the valuation of goodwill, investment impairment charges, and asset impairment judgments involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, Select Bancorp considers the policies related to those areas to be critical. The allowance for loan losses is an estimate of the losses that may be sustained in Select Bancorp’s loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC Topic 450, Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (ii) ASC 310, Receivables, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate. Any material increase in the loan loss allowance may adversely affect our financial condition and results of operations.

As of December 31, 2013, and December 31, 2012, Select Bancorp had intangible assets of $1.7 million and $1.8 million, respectively.

Net Interest Income

Net interest income, the principal source of income for Select Bancorp, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The following tables present the average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities and shareholders’ equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purposes of these tables and other statistical disclosures were calculated by using the daily average balances.

Net Interest Income and Average Balances (dollars in thousands)

	Twelve Months Ended December 31,
	2013			2012
	Average Balance	Interest Income/ Expenses	Yield/ Cost	Average Balance	Interest Income/ Expenses	Yield/ Cost
Interest-earning assets:
Investment securities(1)	$36,372	$991	3.58%	$35,856	$1,051	3.74%
Deposits with banks	10,542	73	0.69%	9,060	77	0.85%
Loans, net(2),(3)	206,913	10,168	4.91%	183,319	9,545	5.21%
Total interest-earning assets	253,827	11,232	4.55%	228,235	10,673	4.80%
Non-interest-earning assets:
Cash	5,396			7,346
Premises and equipment	6,545			6,074
Interest receivable and other	3,374			3,487
Total non-interest-earning assets	15,315			16,907
Total assets	$269,142			$245,142
Interest-bearing liabilities:
Demand deposits	$24,597	$147	0.60%	$19,753	$218	1.10%
Savings deposits	63,431	121	0.19%	57,732	218	0.38%
Time deposits	96,845	1,396	1.44%	93,764	1,205	1.29%
Other short-term borrowings	4,050	9	0.22%	3,967	16	0.40%
Long-term debt	16,484	591	3.59%	15,000	580	3.87%
Total interest-bearing liabilities	205,407	2,264	1.10%	190,216	2,237	1.18%

	Twelve Months Ended December 31,
	2013			2012
	Average Balance	Interest Income/ Expenses	Yield/ Cost	Average Balance	Interest Income/ Expenses	Yield/ Cost
Non-interest-bearing liabilities:
Demand deposits	31,076			24,672
Interest payable and other	696			778
Total liabilities	237,179			215,666
Shareholders’ equity	31,963			29,476
Total liabilities and shareholders’ equity	$269,142			$245,142
Net interest income and interest rate spread		$8,968	3.45%		$8,436	3.62%
Net yield on interest-earning assets			3.66%			3.82%

(1)	Yield on investment securities is reported on a taxable-equivalent basis.
(2)	Average loan balances include non-accrual loans.
(3)	Deferred loan fees are included in interest income.

Year Ended December 31, 2013 Select Bancorp generated net interest income of $9.0 million during 2013, an increase of 6.31% from 2012. The increase in net interest income in 2013 can primarily be attributed to loan growth.

Interest income during 2013 was $11.2 million, an increase of 5.24% from the 2012 total of $10.7 million. The increase in net interest income can primarily be attributed to loan growth. Average earning assets were $253.8 million during 2013, an increase of 11.21% from 2012. Yields on interest-earning assets during 2013 and 2012 were 4.55% and 4.80%, respectively.

During 2013, on average, loan yields fell to 4.91% from 5.21% during 2012. Yields on loans decreased in 2013 primarily as a result of competitive pressures in a weak economy.

Interest expense was $2.3 million during 2013, an increase of 1.21% from 2012. The increase in 2013 was a result of increased balances in time deposits. The average rate paid on interest-bearing liabilities decreased from 1.18% in 2012 to 1.10% in 2013.

Provision for Loan Losses

The provision for loan losses is charged to income in an amount necessary to maintain an appropriate allowance in light of the risk inherent in Select Bancorp’s loan portfolio. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. In addition there is a qualitative component that is maintained to cover uncertainties that could affect management’s estimate of probable losses. The qualitative component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio. While management uses the best information available to make evaluations, further adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

The provision for loan loss expense was $300,000 and $1.2 million during 2013 and 2012, respectively. An improving economy and lower losses in Select Bancorp’s loan portfolio contributed to the lower loan loss expense in 2013 as compared to 2012. Select Bancorp’s allowance for loan losses as a percentage of total loans was 1.69% and 1.79% at the end of 2013 and 2012, respectively. Additional information regarding loan loss provisions is discussed under the heading “Non-performing and Problem Assets.”

Non-interest Income

Non-interest income consists of revenues generated from a variety of financial services and activities. The majority of our non-interest income is from service charges on deposit accounts and electronic funds transfer network fee income. A portion of non-interest income may also be realized from gains on the sale of investment securities. Although Select Bancorp generally follows a buy-and-hold philosophy with respect to investment securities, occasionally opportunities to sell some investment securities are created by changes in market rate conditions or by efforts to restructure the portfolio to improve liquidity or interest rate risk positions.

Non-interest income during 2013 was $1.2 million, an increase of 15.07% from the 2012 total of $1.0 million. The principal reasons for the increase of $154,000 in total non-interest income in 2013 were increases in electronic funds transfer network fee income, investment broker fees and other noninterest income.

The sources of non-interest income for 2013 and 2012 are summarized in the following table.

Sources of Non-interest Income (dollars in thousands)

	Twelve Months Ended December 31,
	2013	2012
Service charge income on deposit accounts	$252	$249
Electronic funds transfer network fee income	216	182
Investment broker fees and commissions	192	172
Mortgage operations	184	175
Net realized gains on sale of investment securities	58	44
Income bank owned life insurance	57	61
Other noninterest income	221	143
Total non-interest income	$1,180	$1,026

Non-interest Expense

Non-interest expense for 2013 was $6.0 million, an increase of 12.80% from 2012 total of $5.3 million. The increase in non-interest expense for 2013 can be attributed primarily to the opening of new branch offices in Gibsonville and Burlington, NC.

Total personnel expenses, the largest component of non-interest expense, were $3.2 million and $2.8 million during 2013 and 2012, respectively. Personnel expenses increased 11.90% during 2013.

Occupancy and equipment expense was $678,000 and $541,000, or 11.32% and 10.19% of non-interest expense during 2013 and 2012, respectively. Professional services expense, including fees paid to attorneys, independent auditors and consultants was $301,000 and $155,000 in 2012 and 2011, respectively. The increase in 2013 is primarily attributed to increased legal and investment banking expenses related to the proposed merger of Select Bancorp and NCBC.

Advertising and public relations expense decreased to $93,000 in 2013 from $112,000 in 2012. Data processing fees were $793,000 and $713,000 during 2013 and 2012, respectively. These fees relate directly to the number of accounts serviced and transactions processed.

The primary elements of non-interest expense for 2013 and 2012 are summarized in the following table:

Sources of Non-interest Expense (dollars in thousands)

	Twelve Months Ended December 31,
	2013	2012
Personnel expenses	$3,169	$2,832
Occupancy and equipment	678	541
Advertising and promotion	93	112
Professional services	301	155
Postage and office supplies	126	102
Regulatory agency expense	147	157
Data processing services	793	713
Other operating expenses	683	698
Total non-interest expenses	$5,990	$5,310

Income Taxes

Income tax expense and benefit is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future federal and state income tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax expense was $1.4 million and $976,000 for 2013 and 2012, respectively. Select Bancorp recorded a net deferred tax asset of $418,000 at December 31, 2013. Select Bancorp recorded a net deferred tax liability $28,000 at December 31, 2012.

Earning Assets

Average earning assets were $253.8 million during 2013, an increase of 11.21% from 2012. Total average earning assets represented 94.31% and 93.10% of total average assets during the years ended December 31, 2013 and 2012, respectively. A summary of average assets is shown in the following table.

Average Asset Mix (dollars in thousands)

	Year Ended December 31,
	2013		2012
	Average Balance	Percent	Average Balance	Percent
Earning assets:
Loans, net	$206,913	76.88%	$183,319	74.78%
Investment securities	36,372	13.51%	35,856	14.63%
Deposits with banks	10,542	3.92%	9,060	3.70%
Total earning assets	253,827	94.31%	228,235	93.10%
Non-earning assets:
Cash and due from banks	5,396	2.00%	7,436	3.03%
Premises and equipment	6,545	2.43%	6,074	2.48%
Other assets	3,374	1.25%	3,397	1.39%
Total non-earning assets	15,315	5.69%	16,907	6.90%
Total assets	$269,142	100.00%	$245,142	100.00%

Loans

A significant portion of the loan portfolio is made up of loans secured by various types of real estate. Real estate loans represented 90.99% and 89.81% of total loans at December 31, 2013 and 2012, respectively. Total loans secured by one-to-four family residential properties represented 33.11% and 29.47% of total loans at December 31, 2013 and 2012, respectively. Loans for commercial and business purposes were $18.4 million and $19.0 million, or 8.58% and 9.52% of total loans outstanding at December 31, 2013 and 2012, respectively.

Loans outstanding by type at December 31, 2013 and 2012 are shown in the following table:

Loan Portfolio Summary (dollars in thousands)

	At December 31,
	2013	2012
Construction and development	$17,442	$21,415
Secured by farmland	9,134	9,321
1–4 family residential including HELOC	70,991	58,881
Multifamily residential	21,694	19,853
Nonfarm, nonresidential	75,821	69,940
Total real estate	$195,082	$179,410
Commercial and industrial	$18,388	$19,020
Consumer	914	1,400
Deferred loan costs (fees), net	18	(58)
Total	$214,402	$199,772

The maturity/re-pricing distributions of loans as of December 31, 2013 and 2012 are set forth in the following table.

Maturity Schedule of Loans (dollars in thousands)

	Year Ended December 31, 2013
	Commercial and Industrial	Construction and Development	Others	Total Amount	Percent
Three months or less	$3,527	$1,566	$10,953	$16,046	7.48%
Over three months to twelve months	5,525	6,811	7,833	20,169	9.41%
Over one year to five years	7,866	8,034	114,849	130,749	60.98%
Over five years	1,470	1,031	44,937	47,438	22.13%
Total loans	$18,388	$17,442	$178,572	$214,402	100.00%

	Year Ended December 31, 2012
	Commercial and Industrial	Construction and Development	Others	Total Amount	Percent
Three months or less	$1,430	$4,829	$6,734	$12,993	6.50%
Over three months to twelve months	9,617	7,667	12,018	29,302	14.67%
Over one year to five years	6,068	7,875	92,978	106,921	53.52%
Over five years	1,905	1,044	47,607	50,556	25.31%
Total loans	$19,020	$21,415	$159,337	$199,772	100.00%

Investment Securities

The investment portfolio is used to provide liquidity for unexpected deposit decreases, to fund loans, to meet interest rate sensitivity goals and to generate income.

Securities are classified as securities held to maturity when management has the intent and ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in shareholders’ equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The entire securities portfolio is classified as available for sale.

Management of the investment portfolio is conservative with virtually all investments taking the form of purchases of structured agency securities, corporate securities, municipal securities, and mortgage-backed securities. Management views the investment portfolio as a source of income and liquidity, and purchases securities with that in mind.

However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, management may sell certain securities prior to their maturity.

The following tables present the investment portfolio as of December 31, 2013 and 2012 by major types of investments and maturity ranges. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

Investment Securities (dollars in thousands)

	December 31, 2013
	Amortized Cost Due
	In One Yr. Or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total Amortized Cost	Fair Value
Investment securities
Structured agency securities	$—	$1,426	$1,851	$4,210	$7,487	$7,597
Municipal securities	—	1,592	3,350	10,452	15,394	15,482
Corporate securities	1,514	5,733	—	—	7,247	7,535
Mortgage-backed securities	—	—	7,685	4,732	12,417	12,405
Total	$1,514	$8,751	$12,886	$19,394	$42,545	$43,019

						Total
Weighted average yields
Structured agency securities		5.28%	2.70%	1.58%	2.56%	2.53%
Municipal securities(1)		4.11%	4.26%	4.59%	4.47%	4.44%
Corporate securities	2.16%	3.05%			2.86%	2.75%
Mortgage-backed securities			2.66%	2.06%	2.43%	2.44%
Consolidated	2.16%	3.48%	3.27%	3.22%	3.26%	3.23%

	December 31, 2012
	Amortized Cost Due
	In One Yr. Or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total Amortized Cost	Fair Value
Investment securities
Structured agency securities	$—	$2,243	$987	$2,959	$6,189	$6,403
Municipal securities	—	667	4,103	9,235	14,005	14,880
Corporate securities	2,011	6,186	1,131	—	9,328	9,719
Mortgage-backed securities	—	—	824	2,271	3,095	3,316
Total	$2,011	$9,096	$7,045	$14,465	$32,617	$34,318

						Total
Weighted average yields
Structured agency securities		5.36%	2.65%	1.43%	3.05%	2.95%
Municipal securities(1)		3.67%	4.82%	4.65%	4.65%	4.38%
Corporate securities	2.32%	2.76%	3.53%		2.76%	2.65%
Mortgage-backed securities			4.18%	2.40%	2.87%	2.67%
Consolidated	2.32%	3.47%	4.23%	3.64%	3.64%	3.46%

(1)	Yield on investment securities is reported on a taxable-equivalent basis.

The low interest rate environment and the need for liquidity resulted in an annualized average yield on the investment portfolio of 3.58% and 3.74% during 2013 and 2012 respectively. At December 31, 2013 and 2012, the market value of the investment portfolio was $43.0 million and $34.3 million, respectively, and the amortized cost was $42.5 million and $32.6 million, respectively. At December 31, 2013, Select Bancorp had no corporate securities on nonaccrual status.

Federal Funds Sold

Federal funds represent the most liquid portion of Select Bancorp’s invested funds and generally the lowest yielding portion of earning assets. Due to the current low rate and unstable banking environment Select Bancorp has experienced over the past few years, Select Bancorp has elected to maintain the bulk of its excess cash on deposit with the Federal Reserve.

Deposits

Select Bancorp relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less time deposits in denominations of $100,000 or more) are the primary funding source.

Select Bancorp’s balance sheet growth is largely determined by the availability of deposits in its market, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for better deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. Management must continuously monitor market pricing, competitors’ rates, and internal interest rate spreads to maintain growth and achieve profitability. Select Bancorp attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability.

Deposits on December 31, 2013, were $225.7 million compared to $206.0 million on December 31, 2012. Interest-bearing accounts represented 85.15% of total deposits at December 31, 2013, and 87.48% of total deposits at December 31, 2012. The increase was the result of deposits assumed with a branch acquisition and core deposit growth.

Average total deposits were $215.9 million during 2013. This is an increase of 10.22% over 2012. Average total deposits were $195.9 million for the year ended December 31, 2012. The majority of those deposits were core deposits. The percentage of average deposits that were interest-bearing in 2013 was 85.61% and 87.41% during 2012. Average demand deposits which earn no interest were $31.1 million and $24.7 million for the years ended December 31, 2013 and 2012, respectively.

Management’s strategy has been to support loan and investment growth with core deposits and not to aggressively solicit more volatile, large denomination certificates of deposit. Large denomination certificates of deposit are particularly sensitive to changes in interest rates. Management considers these deposits to be volatile and, in order to minimize liquidity and interest rate risks, invests these funds in short-term investments.

Average deposits and related average rates paid for the years ended December 31, 2013 and 2012 are summarized in the following table.

Average Deposit Mix (dollars in thousands)

	2013		2012
	Amount	Rate	Amount	Rate
Interest bearing deposits:
Demand accounts	$24,597	0.60%	$19,753	1.10%
Savings	63,431	0.19%	57,732	0.38%
Time deposit	96,845	1.44%	93,764	1.29%
Total interest bearing deposits	184,873	0.90%	171,249	0.96%
Demand deposits	31,076		24,672
Total deposits	$215,949		$195,921

The following table provides maturity information relating to time deposits of $100,000 or more at December 31, 2013 and 2012.

Large Time Deposit Maturities, (dollars in thousands)

Year Ended December 31,	2013	2012
Remaining maturity of three months or less	$5,183	$4,253
Remaining maturity over three through six months	3,865	3,175
Remaining maturity over six though twelve months	8,984	18,307
Remaining maturity over one through three years	34,899	17,273
Remaining maturity over three years	21,402	21,638
Total time deposits of $100,000 or more	$74,333	$64,646

The following table provides maturity information relating to brokered deposits at December 31, 2013 and 2012.

Brokered Deposit Maturities, (dollars in thousands)

Year Ended December 31,	2013	2012
Remaining maturity of three months or less	$537	$534
Remaining maturity over three through six months	96	51
Remaining maturity over six though twelve months	241	295
Remaining maturity over one through three years	221	336
Remaining maturity over three years	—	221
Total brokered deposits	$1,095	$1,437

Short-term Borrowings

Short-term borrowed funds consisting of securities sold under agreements to repurchase and federal funds purchased totaled $2.5 million and $4.9 million at December 31, 2013 and 2012, respectively. Average short-term borrowings were $4.1 million and $4.0 million during 2013 and 2012, respectively. The related interest expense was $9,000 and $16,000 during 2013 and 2012, respectively.

Long-term Debt

Long-term advances from the FHLB of Atlanta totaled $18.6 million and $15.0 million at December 31, 2013 and 2012, respectively. Average long-term borrowings were $16.5 million and $15.0 million during 2013 and 2012, respectively. The related interest expense was $591,000 and $580,000 during 2013 and 2012, respectively.

Capital Adequacy

Total shareholders’ equity at December 31, 2013 increased to $33.1 million from $31.1 million at December 31, 2012. This increase was primarily due to earnings retention. Average shareholders’ equity as a percentage of average total assets was 11.88% and 12.02% for 2013 and 2012, respectively.

Select Bancorp maintains a capital position which exceeds all capital adequacy requirements of federal regulatory authorities.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets.

At December 31, 2013, Select Bank’s capital ratios were as follows: Tier 1 leverage ratio, 10.55%, Tier 1 risk-based capital ratio, 14.22%, and total risk-based ratio, 15.47%. These capital ratios were sufficient at December 31, 2013 to classify Select Bank as “well capitalized” in accordance with the FDIC’s regulatory capital rules. Select Bank’s actual capital amounts and ratios at December 31, 2013, are presented in the following table. Select Bancorp’s most significant asset is its investment in Select Bank. Consequently, the information concerning capital ratios is essentially the same for Select Bancorp and Select Bank.

Capital Requirements (dollars in thousands)

December 31, 2013
			Risk-based Capital
	Leverage Capital		Tier 1 Capital		Total Capital
	Amount	Percentage(1)	Amount	Percentage(2)	Amount	Percentage(2)
Actual	29,438	10.55%	29,438	14.22%	32,039	15.47%
Well Capitalized	13,956	5.00%	12,425	6.00%	20,708	10.00%
Minimum Capital	11,164	4.00%	8,283	4.00%	16,567	8.00%

(1)	Percentage of total adjusted average quarterly assets.
(2)	Percentage of risk-weighted assets.

In July 2013, the Federal Reserve announced its approval of a final rule to implement the Basel III regulatory capital reforms, among other changes required by the Dodd Frank Act. The framework requires banking organizations to hold more and higher quality capital, which acts as a financial cushion to absorb losses, taking into account the impact of risk. The approved rule includes a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% as well as a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking institutions. For the largest, most internationally active banking organizations, the rule includes a new minimum supplementary leverage ratio that takes into account off-balance sheet exposures. In terms of quality of capital, the final rule emphasizes common equity Tier 1 capital and implements strict eligibility criteria for regulatory capital instruments. It also improves the methodology for calculating risk-weighted assets to enhance risk sensitivity. The phase-in for smaller banking organizations, such as Select Bancorp and Select Bank, will not begin until January 2015, while the phase-in period for larger banks starts in January 2014. The ultimate impact of the implementation of the new regulatory capital standards on Select Bancorp and Select Bank is currently being reviewed. Increases in capital requirements could result in a material impact on Select Bancorp and Select Bank.

Non-performing and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. Management also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

The allowance for loan losses is maintained at a level deemed appropriate in light of the risk inherent in the loan portfolio. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, regulatory policies, and in particular, how such conditions relate to the market areas that Select Bancorp serves. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate. Any material increase in the loan loss allowance may adversely affect our financial condition and results of operations. Bank regulators also periodically review loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

The accrual of interest on loans is discontinued on a loan when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in the following tables.

Allowance for Loan Losses (dollars in thousands)

	Year Ended December 31,
	2013	2012
Balance at beginning of period	$3,579	$2,925
Charge-offs:
Construction and development	8	5
Secured by farmland	89	—
1–4 family residential including HELOC	—	47
Multifamily residential	102	163
Nonfarm, nonresidential	—	90
Commercial and industrial loans	76	154
Consumer	4	99
Total charge-offs	$279	$558
Recoveries:
Construction and development	$—	$—
Secured by farmland	9	—
1–4 family residential including HELOC	—	—
Multifamily residential	—	—
Nonfarm, nonresidential	—	6
Commercial and industrial loans	10	5
Consumer	2	1
Total charge-offs	$21	$12
Net charge-offs	$258	$546
Provision for loan losses	$300	$1,200
Balance at the end of the period	$3,621	$3,579
Total loans outstanding at period–end	$214,402	$199,772
Average net loans outstanding for the period	$206,913	$183,319
Allowance for loan losses to total loans outstanding	1.69%	1.79%
Ratio of net loan charge-offs to average loans outstanding (annualized)	0.12%	0.30%

The following tables set forth information about the allowance for loan losses by asset category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

Allowance for Loan Losses by Category (dollars in thousands)

	Year Ended December 31,
	2013		2012
	Amount	%(1)	Amount	%(1)
Construction and development	$138	0.79%	$187	0.87%
Secured by farmland	150	1.64%	41	0.44%
1–4 family residential including HELOC	583	0.82%	559	0.95%
Multifamily residential	642	2.96%	430	2.17%
Nonfarm, nonresidential	1,543	2.03%	1,724	2.47%
Total real estate	$3,056	1.57%	$2,941	1.64%
Commercial and industrial loans	$436	2.37%	$413	2.17%
Consumer	129	14.11%	225	16.12%
Total	$3,621	1.69%	$3,579	1.79%

(1)	Represents the allowance as a percentage of total loans in each category.

Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however consider the level of the allowance for loan losses to be appropriate in light of the risk inherent in the loan portfolio at December 31, 2013 and 2012.

The following tables set forth information about Select Bancorp’s non-performing assets.

Non-performing Assets (dollars in thousands)

	December 31,
	2013	2012
Non-accrual loans	$31	$99
Loans past due 90 days or more and still accruing	—	—
Total non-performing loans	$31	$99
Other real estate and repossessed personal property	$221	$296
Non accrual securities	—	—
Total other non-performing assets	$221	$296
Total non-performing assets	$252	$395
Total non-performing assets as a percentage of:
Total assets	0.10%	0.15%
Total loans	0.12%	0.20%

Asset Quality

At December 31, 2013, Select Bancorp had $352,000 of loans that were 30 – 89 days past due. This represented 0.16% of total loans outstanding on that date. This is an increase from December 31, 2012, when there were $79,000 in loans that were 30 – 89 days past due, or 0.04% of total loans outstanding.

At December 31, 2013, Select Bancorp had $31,000 of non-performing loans (non-accrual loans and loans that were 90 days or more past due but still in accruing status). This represented 0.01% of total loans outstanding on that date. This is a decrease from December 31, 2012, when there were $99,000 in non-performing loans, or 0.05% of total loans outstanding.

At December 31, 2013, Select Bancorp had $688,000 of loans that were considered troubled debt restructured, (with no loans on non-accrual) as compared to $1.3 million of loans that were considered troubled debt restructured, none of which were non-accrual at December 31, 2012.

At December 31, 2013, there were $1.3 million of loans that were reviewed for individual impairment under ASC 310. None of these impaired loans required a specific reserve at December 31, 2013. At December 31, 2012, $2.2 million in loans were classified as impaired but none required a specific reserve. The allowance for loan losses was $3.6 million at December 31, 2013 or 1.69% of total loans outstanding. This is a decrease of 10 basis points from the 1.79% of total loans at December 31, 2012. This decrease in the allowance for 2013 resulted from provisions for loan losses of $300,000, offset by net charge-offs of $258,000. The allowance for loan losses at December 31, 2013 represented 275.99% of impaired loans compared to 159.49% at December 31, 2012. It is management’s assessment that the allowance for loan losses as of December 31, 2013, was appropriate in light of the risk inherent within the loan portfolio. The total non-performing assets at December 31, 2013 and December 31, 2012 were $252,000 and $395,000, respectively. The allowance for loan losses at December 31, 2013 represented 1,436.78% of non-performing assets compared to 906.06% at December 31, 2012.

Additional information is as follows (dollars in thousands):

	December 31,
	2013	2012
Impaired loans	$1,312	$2,244
Unimpaired loans	213,090	197,528
Total loans	$214,402	$199,772
Specific reserve on impaired loans	$—	$—
Reserve related to ASC 450	1,328	1,645
Qualitative reserve	2,293	1,934
Total allowance for loan losses	$3,621	$3,579
Allowance to total loans	1.69%	1.79%
Specific reserve to impaired loans	0.00%	0.00%
ASC 450 reserves to unimpaired loans	0.62%	0.83%

Select Bancorp’s allowance for loan and lease losses consists of three major components. The first is a formula reserve. This reserve is established for the potential inherent losses which are expected, yet not specifically identified, that are embedded in pools of similar loans within the portfolio. Select Bancorp’s formula reserves are based on a three year historical loss rate average for pools of similar loans within the portfolio. The second is an individual reserve. This reserve represents the loss that has been identified and is expected within a specific credit. The third component of the allowance is the qualitative reserve. This reserve is established to capture potential losses embedded in the portfolio that are influenced by environmental factors which are not captured in the historical loss data.

Liquidity and Sensitivity

The principal goals of the Select Bancorp’s asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash in order to fund depositors’ withdrawals or borrowers’ loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest against liabilities on which interest is paid, to protect from wide fluctuations in its net interest income which could result from interest rate changes.

Management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates of deposit, federal funds lines from correspondent banks, borrowings from the FHLB, as well as the ability to generate funds through the issuance of long-term debt and equity.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either re-price or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or re-pricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

At December 31, 2013, from a re-pricing gap analysis, Select Bank was cumulatively asset sensitive. While 43% of the loan portfolio is structured to re-price almost immediately as interest rates change, due to the level of floors embedded in the portfolio, unless there is a significant increase in interest rates, it is anticipated that interest bearing liabilities will re-price faster than assets. Demand, savings and money market accounts re-pricing within three months totaled $92.2 million at December 31, 2013. Historically, these short-term deposits are not as rate-sensitive as other types of interest-bearing deposits. Management believes our liquidity is adequate to fund expected loan demand and current deposit and borrowing maturities.

Matching sensitive positions alone does not ensure that there is no interest rate risk. The re-pricing characteristics of assets are different from the re-pricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the re-pricing opportunities of assets and liabilities are perfectly matched.

Select Bancorp’s historical liquidity management process includes anticipating operating cash requirements, evaluating time deposit maturities, monitoring loan to deposit ratios and correlating these activities to an overall periodic internal liquidity measure. In evaluating its asset mix, Select Bancorp has sought to maintain a securities portfolio and investments in time deposits sufficient to provide short-term liquidity in periods of unusual fluctuations.

The tables below show the sensitivity of Select Bancorp’s balance sheet at the dates indicated but are not necessarily indicative of the position on other dates.

Interest Rate Sensitivity (dollars in thousands)

	December 31, 2013 Maturities/Re-pricing
	1 – 3 Months	4 – 12 Months	13 – 60 Months	Over 60 Months	Total
Earning assets:
Loans	$93,081	$16,344	$91,574	$13,403	$214,402
Investment securities(1)	9,274	3,210	14,404	17,296	44,184
Deposits with banks(2)	6,369	747	—	—	7,116
Total	$108,724	$20,301	$105,978	$30,699	$265,702
Interest-bearing liabilities:
Demand deposits	$22,998	$—	$—	$—	$22,998
Savings and money market	69,232	—	—	—	69,232
Time deposits	7,629	20,406	71,906	12	99,953
Repurchase agreements and purchased funds	2,544	—	—	—	2,544
Long-term debt	258	778	17,608	—	18,644
Total	$102,661	$21,184	$89,514	$12	$213,371
Interest rate gap	$6,063	$(883)	$16,464	$30,687	$52,331
Cumulative interest rate gap	$6,063	$5,180	$21,644	$52,331	$52,331
Ratio of sensitivity gap to total earning assets	105.91%	95.83%	118.39%	255825%	124.53%
Cumulative ratio of sensitivity gap to total earning assets	105.91%	104.18%	110.14%	124.53%	124.53%

(1)	Includes $1,165,000 investment in FHLB of Atlanta common stock.
(2)	Includes only deposits with banks that are earning interest.

Effects of Inflation

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity in order to minimize the effects of inflationary trends on operations. Other areas of non-interest expense may be more directly affected by inflation. Since Select Bancorp’s assets and liabilities are primarily monetary in nature, its performance is more affected by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not necessarily be the same.

While the effect of inflation on a financial institution is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and financial institutions will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Commitments and Contingencies

Litigation

In the normal course of business Select Bancorp is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

To meet the financing needs of its customers, Select Bancorp is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

Select Bancorp’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Management uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of commitments are as follows (dollars in thousands):

	December 31,
	2013	2012	2011
Commitments to extend credit	$19,840	$16,828	$17,631

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Select Bancorp evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which management deems necessary.

Concentrations of Credit Risk

Substantially all of Select Bancorp’s loans and commitments to extend credit have been granted to customers in Select Bancorp’s market area and such customers are generally depositors of Select Bancorp. The concentrations of credit by type of loan are set forth in Note 4 of the notes to Select Bancorp’s audited financial statements included elsewhere in this joint proxy statement/prospectus. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Select Bancorp’s primary focus is toward commercial, consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $1.0 million.

Select Bancorp from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Financial Ratios

The following table summarizes ratios considered to be significant indicators of Select Bancorp’s operating results and financial condition at December 31, 2013 and 2012.

Key Financial Ratios

	December 31,
	2013	2012
Average equity to average assets	11.88%	12.02%
Return on average assets	0.93%	0.81%
Return on average equity	7.83%	6.70%

SUPERVISION AND REGULATION

Bank holding companies and state commercial banks are extensively regulated under both federal and state law. The following is a brief summary of certain statutes and rules and regulations that affect or will affect NCBC and New Century Bank as well as Select Bancorp and Select Bank. This summary contains what management believes to be the material information related to the supervision and regulation of NCBC and New Century Bank and Select Bancorp and Select Bank but is not intended to be an exhaustive description of the statutes or regulations applicable to their respective businesses. Supervision, regulation and examination of NCBC and New Century Bank, Select Bancorp and Select Bank by the regulatory agencies are intended primarily for the protection of depositors rather than shareholders of NCBC and/or Select Bancorp. NCBC cannot predict whether or in what form any proposed statute or regulation will be adopted or the extent to which the business of NCBC and New Century Bank and Select Bancorp and Select Bank may be affected by a statute or regulation. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects.

Federal Bank Holding Company Regulation and Structure

As bank holding companies, both NCBC and Select Bancorp are subject to regulation under the BHCA and to the supervision, examination and reporting requirements of the Federal Reserve System. Both New Century Bank and Select Bank have a North Carolina state charter and are subject to regulation, supervision and examination by the FDIC and the NCCOB.

The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	it may acquire direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;
•	it may acquire direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;
•	it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or
•	it may merge or consolidate with any other bank holding company.

The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the Community Reinvestment Act of 1977, both of which are discussed elsewhere in more detail.

Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act; or
•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

NCBC’s common stock is registered under Section 12 of the Exchange Act. The regulations provide a procedure for challenging rebuttable presumptions of control.

The BHCA generally prohibits a bank holding company from engaging in activities other than banking; managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities other than activities closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that all of the company’s insured depository institution subsidiaries are “well capitalized” and “well managed.” Additionally, the Community Reinvestment Act of 1977 rating of each subsidiary bank must be satisfactory or better. We have not filed an election to become a financial holding company. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company, the company fails to continue to meet any of the prerequisites for financial holding company status, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company. NCBC has not elected to be treated as a financial holding company.

Under Federal Reserve policy and as has been recently codified by the Dodd-Frank Act, NCBC is expected to act as a source of financial strength for New Century Bank and to commit resources to support New Century Bank. This support may be required at times when NCBC might not be inclined to provide it. In addition, any capital loans made by NCBC to New Century Bank will be repaid only after its deposits and various other obligations are repaid in full. Select Bancorp is likewise expected to act as a source of financial strength for Select Bank and to commit resources to support Select Bank. This support may be required at times when, without this financial support obligation, Select Bancorp might not be inclined to otherwise provide it. Any capital loans made by Select Bancorp to Select Bank will be repaid only after its deposits and various other transactions are paid in full.

New Century Bank and Select Bank are also subject to numerous state and federal statutes and regulations that affect their respective businesses, activities and operations and are supervised and examined by state and federal bank regulatory agencies. The FDIC and the NCCOB regularly examine the operations of each bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. These agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Bank Merger Act

Section 18(c) of the Federal Deposit Insurance Act, popularly known as the “Bank Merger Act,” requires the prior written approval of the FDIC before any bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank if the resulting institution is to be a state nonmember bank.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the FDIC finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches.

State Law

Both New Century Bank and Select Bank are subject to extensive supervision and regulation by the NCCOB. The NCCOB oversees state laws that set specific requirements for bank capital and that regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The NCCOB supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the NCCOB describing in detail their resources, assets, liabilities, and financial condition. Among other things, the NCCOB regulates mergers and consolidations of state-chartered banks, capital requirements for banks, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

The NCCOB has extensive enforcement authority over North Carolina banks. Such authority includes the ability to issue cease and desist orders and to seek civil money penalties. The NCCOB may also take possession of a North Carolina bank in various circumstances, including for a violation of its charter or of applicable laws, operating in an unsafe and unsound manner, or as a result of an impairment of its capital, and may appoint a receiver.

On October 1, 2012, the North Carolina Banking Law Modernization Act became effective and many of the state banking laws to which New Century Bank and Select Bank are subject were amended. Under the revised banking laws, the NCCOB continues to enforce specific requirements for bank capital, the payment of dividends, loans to officers and directors, record keeping, and types and amounts of loans and investments made by commercial banks. It is not possible to predict fully the future effects that this legislation may have on the business and earnings of New Century Bank or Select Bank.

New Century Bank and Select Bank are also subject to numerous state and federal statutes and regulations that affect their respective businesses, activities and operations and are supervised and examined by state and federal bank regulatory agencies. The FDIC and the NCCOB regularly examine the operations of each bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions.

Payment of Dividends and Other Restrictions

NCBC and Select Bancorp are legal entities separate and distinct from the banks they own. While there are various legal and regulatory limitations under federal and state law on the extent to which banks can pay dividends or otherwise supply funds to holding companies, the principal source of cash revenues for both NCBC and Select Bancorp is dividends from their respective bank subsidiaries. The relevant federal and state regulatory agencies have authority to prohibit a state bank or bank holding company, which would include NCBC and New Century Bank and Select Bancorp and Select Bank, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business.

North Carolina commercial banks, such as New Century Bank and Select Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Specifically, an insured depository institution, such as New Century Bank and Select Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is defined in the applicable law and regulations).

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company’s bank subsidiaries are classified as undercapitalized.

A bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

Capital Adequacy

NCBC and Select Bancorp must comply with the Federal Reserve’s established capital adequacy standards, and both New Century Bank and Select Bank are required to comply with the capital adequacy standards established by the FDIC. The Federal Reserve has promulgated two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, account for off-balance-sheet exposure and minimize disincentives for holding liquid assets.

Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items. The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. At least half of total capital must be comprised of Tier 1 Capital, which is common stock, undivided profits, minority interests in the equity accounts of consolidated subsidiaries and noncumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remainder may consist of Tier 2 Capital, which is subordinated debt, other preferred stock and a limited amount of loan loss reserves.

At December 31, 2013, New Century Bank’s total risk-based capital ratio and its Tier 1 risk-based capital ratio were 18.89% and 17.63%, respectively. Neither NCBC nor New Century Bank has been advised by any federal banking agency of any additional specific minimum capital ratio requirement applicable to it.

At December 31, 2013, Select Bank’s total risk-based capital and its Tier 1 risk-based capital ratio were 15.47% and 14.22%, respectively. Neither Select Bancorp nor Select Bank has been advised by any federal banking agency of any additional specific minimum capital ratio requirement applicable to it.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet specified criteria. All other bank holding companies generally are required to maintain a minimum leverage ratio of 4%. NCBC’s ratio at December 31, 2013 was 12.62% compared to 10.78% at December 31, 2012. Select Bancorp’s ratio at December 31, 2013 was 10.55% compared to 10.63% at December 31, 2012. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a “tangible Tier 1 Capital leverage ratio” and other indications of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve has not advised either NCBC or Select Bancorp of any additional specific minimum leverage ratio or tangible Tier 1 Capital leverage ratio applicable to it.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on taking brokered deposits and certain other restrictions on its business. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.

The Federal Deposit Insurance Act, or FDI Act, requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The FDI Act establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and the leverage ratio. Under the regulations, a FDIC-insured bank will be:

•	“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;
•	“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% in certain circumstances) and is not “well capitalized;”
•	“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% or a leverage ratio of less than 4% (3% in certain circumstances);
•	“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3% or a leverage ratio of less than 3%; and
•	“critically undercapitalized” if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of December 31, 2012, both New Century Bank and Select Bank had capital levels that qualify as “well capitalized” under such regulations.

The FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. A bank that is not “well capitalized” is also subject to certain limitations relating to brokered deposits.

The regulatory capital framework under which NCBC, New Century Bank, Select Bancorp and Select Bank operate is expected to change in significant respects as a result of the Dodd-Frank Act, which was enacted in July 2010, and other regulations, including the separate regulatory capital requirements put forth by the Basel Committee on Banking Supervision, commonly known “Basel III.” Currently, NCBC and New Century Bank are governed by a set of capital rules that the Federal Reserve and the FDIC have had in place since 1988, with some subsequent amendments and revisions.

On July 2, 2013, the Federal Reserve approved a final rule that establishes an integrated regulatory capital framework that addresses shortcomings in certain capital requirements. The rule implements in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act.

The major provisions of the new rule applicable to us are:

•	The new rule implements higher minimum capital requirements, includes a new common equity tier1 capital requirement, and establishes criteria that instruments must meet in order to be considered common equity tier 1 capital, additional tier 1 capital, or tier 2 capital. These enhancements will both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The new minimum capital to risk-weighted assets (RWA) requirements are a common equity tier 1 capital ratio of 4.5 percent and a tier 1 capital ratio of 6.0 percent, which is an increase from 4.0 percent, and a total capital ratio that remains at 8.0 percent. The minimum leverage ratio (tier 1 capital to total assets) is 4.0 percent. The new rule maintains the general structure of the current prompt corrective action, or PCA, framework while incorporating these increased minimum requirements.
•	The new rule improves the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments such as trust preferred securities in tier 1 capital going forward, and new constraints on the inclusion of minority interests, mortgage-servicing assets (MSAs), deferred tax assets (DTAs), and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from common equity tier 1 capital.
•	Under the new rule, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to RWA. Phase-in of the capital conservation buffer requirements will begin on January 1, 2016. A banking organization with a buffer greater than 2.5 percent would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5 percent would be subject to increasingly stringent limitations as the buffer approaches zero. The new rule also prohibits a banking organization from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5 percent at the beginning of the quarter. When the new rule is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the PCA well-capitalized thresholds.
•	The new rule also increases the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors.

On July 9, 2013, the FDIC issued an “interim final rule” applicable to New Century Bank and Select Bank that is identical in substance to the final rules issued by the Federal Reserve described above. New Century Bank is required to comply with the interim final rule on January 1, 2015.

Compliance by NCBC, New Century Bank, Select Bancorp and Select Bank with these new capital requirements will likely affect their respective operations. However, the extent of that impact cannot be known until there is greater clarity regarding the specific requirements applicable to them. While the Dodd-Frank Act was enacted in 2010, many of its provisions will require additional implementing rules before becoming effective, and the proposed federal banking agency regulations implementing the Basel III standards, while recently promulgated, have not been implemented.

Acquisitions

NCBC must comply with numerous laws related to its acquisition activity. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date, and subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law. Additionally, since passage of the Dodd-Frank Act, a bank is now permitted to open a de novo branch in any state if that state would permit a bank organized in that state to open a branch.

FDIC Insurance Assessments

The FDIC insures the deposits of New Century Bank and Select Bank up to prescribed limits for each depositor. Effective November 21, 2008 and until December 31, 2010, the FDIC expanded deposit insurance limits for certain accounts under the Temporary Liquidity Guarantee Program (“TLGP”). Provided an institution did not opt out of the TLGP, the FDIC would fully guarantee funds deposited in non-interest bearing transaction accounts, including interest on lawyer trust accounts and negotiable order of withdrawal accounts, with rates no higher than 0.50% through June 30, 2010 and no higher than 0.25% after June 30, 2010, if the institution committed to maintain the interest rate at or below that rate. In conjunction with the increased deposit insurance coverage, the amount of FDIC assessments paid by each DIF member institution also increased. The Dodd-Frank Act provided temporary, unlimited deposit insurance for all non-interest bearing transaction accounts through December 31, 2012.

The assessment paid by each DIF member institution is based on its relative risks of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution’s capitalization risk category and supervisory subgroup category. An institution’s capitalization risk category is based on the FDIC’s determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. NCBC’s insurance assessments during 2013 and 2012 were $430,000 and $736,000, respectively.

Select Bancorp’s insurance assessments during 2013 and 2012 were $147,000 and $157,000 respectively.

An institution’s supervisory subgroup category is based on the FDIC’s assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The Dodd-Frank Act expands the base for FDIC insurance assessments, requiring that assessments be based on the average consolidated total assets less tangible equity capital of a financial institution. On February 7, 2011, the FDIC approved a final rule to implement the foregoing provision of the Dodd-Frank Act. Among other things, the final rule revises the assessment rate schedule to provide assessments ranging from 5 to 35 basis points, with the initial assessment rates subject to adjustments which could increase or decrease the total base assessment rates. The FDIC has three possible adjustments to an institution’s initial base assessment rate: (1) a decrease of up to five basis points (or 50% of the initial base assessment rate) for long-term unsecured debt, including senior unsecured debt (other than debt guaranteed under the Temporary Liquidity Guarantee Program) and subordinated debt; (2) an increase for holding long-term unsecured or subordinated debt issued by other insured depository institutions known as the Depository Institution Debt Adjustment; and (3) for institutions not well rated and well capitalized, an increase not to exceed 10 basis points for brokered deposits in excess of 10 percent of domestic deposits.

Each of these changes may increase the rate of FDIC insurance assessments to maintain or replenish the DIF. This could, in turn, raise NCBC’s future deposit insurance assessment costs. On the other hand, the law changes the deposit insurance assessment base so that it will generally be equal to consolidated assets less tangible equity. This change of the assessment base from an emphasis on deposits to an emphasis on assets is generally considered likely to cause larger banking organizations to pay a disproportionately higher portion of future deposit insurance assessments, which may, correspondingly, lower the level of deposit insurance assessments that smaller community banks such as NCBC may otherwise have to pay in the future. While it is likely that the new law will increase NCBC’s future deposit insurance assessment costs, the specific amount by which the new law’s combined changes will affect NCBC’s deposit insurance assessment costs is hard to predict, particularly because the new law gives the FDIC enhanced discretion to set assessment rate levels.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of the Financing Corporation (the “FICO”). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly. These assessments will continue until the debt matures in 2017 through 2019.

Community Reinvestment Act

The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low and moderate-income borrowers in their local communities. An institution’s size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions are examined using a performance-based lending, investment and service test. Small institutions are examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

The Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution’s Community Reinvestment Act performance and to review the institution’s Community Reinvestment Act public file. Each lending institution must maintain for public inspection a file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The Community Reinvestment Act requires public disclosure of a financial institution’s written Community Reinvestment Act evaluations. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution’s community reinvestment record.

The Gramm-Leach-Bliley Act made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual Community Reinvestment Act reports must be made available to a bank’s primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory Community Reinvestment Act rating in its latest Community Reinvestment Act examination. New Century Bank received a “Satisfactory” rating in its last CRA examination which was conducted as of April 15, 2013. Select Bank received a “Satisfactory” rating in its last CRA examination which was conducted as of June 1, 2011.

Consumer Protection Laws

Both New Century Bank and Select Bank are subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Act and state law counterparts.

Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Additional Legislative and Regulatory Matters

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also requires the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) mandates for public companies such as NCBC, a variety of reforms intended to address corporate and accounting fraud and provides for the establishment of the Public Company Accounting Oversight Board (“PCAOB”), which enforces auditing, quality control and independence standards for firms that audit SEC-reporting companies. Sarbanes-Oxley imposes higher standards for auditor independence and restricts the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. It also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement, and increases the oversight and authority of audit committees of publicly traded companies.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on NCBC and Select Bancorp cannot be predicted.

Current and future legislation and the policies established by federal and state regulatory authorities will affect the future operations of both NCBC and Select Bancorp. Banking legislation and regulations may limit NCBC and Select Bancorp’s growth and the return to their investors by restricting certain of their activities.

In addition, capital requirements could be changed and have the effect of restricting the activities of NCBC or Select Bancorp or requiring additional capital to be maintained. We cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the business of NCBC or Select Bancorp.

Federal Home Loan Bank System

Both NCBC and Select Bancorp have correspondent relationships with the FHLB of Atlanta, which is one of 12 regional FHLBs that administer the home financing credit function of savings companies. Each

FHLB serves as a reserve or central bank for its members within its assigned region. FHLBs are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and make loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

FHLB provides certain services such as processing checks and other items, buying and selling federal funds, handling money transfers and exchanges, shipping coin and currency, providing security and safekeeping of funds or other valuable items and furnishing limited management information and advice. As compensation for these services, NCBC and Select Bancorp maintain certain balances with FHLB in interest-bearing accounts.

Under federal law, the FHLBs are required to provide funds for the resolution of troubled savings companies and to contribute to low and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low and moderate-income housing projects.

Title 6 of the Gramm-Leach-Bliley Act, entitled the Federal Home Loan Bank System Modernization Act of 1999 (called the “FHLB Modernization Act”), amended the Federal Home Loan Bank Act to allow voluntary membership and modernized the capital structure and governance of the FHLBs. The capital structure established under the FHLB Modernization Act sets forth leverage and risk-based capital requirements based on permanence of capital. It also requires some minimum investment in the stock of the FHLBs of all member entities. Capital includes retained earnings and two forms of stock: Class A stock redeemable within six months upon written notice and Class B stock redeemable within five years upon written notice. The FHLB Modernization Act also reduced the period of time in which a member exiting the FHLB system must stay out of the system.

Real Estate Lending Evaluations

The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans. New Century Bank and Select Bank’s respective loan policies establish limits on loan to value ratios that are equal to or less than those established in such regulations.

Commercial Real Estate Concentrations

Lending operations of commercial banks may be subject to enhanced scrutiny by federal banking regulators based on a bank’s concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate, or CRE, lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

•	total reported loans for construction, land development and other land (“C&D”) represent 100% or more of the institution’s total capital; or
•	total CRE loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s CRE loan portfolio has increased by 50% or more.

As of December 31, 2013, NCBC’s C&D concentration as a percentage of capital totaled 75% and NCBC’s CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 207%. As of December 31, 2013, Select Bancorp’s C&D concentration as a percentage of its capital totaled 60% and Select Bancorp’s CRE concentration, net of owner-occupied loans, as a percentage of its capital totaled 260%.

Limitations on Incentive Compensation

In October 2009, the Federal Reserve issued proposed guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermine the safety and soundness of the organization. In connection with the proposed guidance, the Federal Reserve announced that it would review incentive compensation arrangements of bank holding companies such as NCBC and Select Bancorp as part of the regular, risk-focused supervisory process.

In June 2010, the Federal Reserve issued the incentive compensation guidance in final form and was joined in the by the FDIC, and the Office of the Comptroller of the Currency. The final guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and reward and, thus, do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

The Federal Reserve’s monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on the business and earnings of New Century Bank and Select Bank cannot be predicted.

Evolving Legislation and Regulatory Action

In 2009, many emergency government programs enacted in 2008 in response to the financial crisis and the recession slowed or wound down, and global regulatory and legislative focus has generally moved to a second phase of broader regulatory reform and a restructuring of the entire financial regulatory system. The Dodd-Frank Act was signed into law in 2010 and implements many new changes in the way financial and banking operations are regulated in the United States, including through the creation of a new resolution authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions intended to strengthen the financial services sector. The Dodd-Frank Act provides for the creation of the Financial Stability Oversight Council (“FSOC”), which is charged with overseeing and coordinating the efforts of the primary U.S. financial regulatory agencies (including the Federal Reserve, the FDIC and the SEC) in establishing regulations to address systemic financial stability concerns. The Dodd-Frank Act also provides for the creation of the Consumer Financial Protection Bureau (the “CFPB”), a new consumer financial services regulator. The CFPB is authorized to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that such markets are fair, transparent and competitive.

New laws or regulations or changes to existing laws and regulations, including changes in interpretation or enforcement, could materially adversely affect our financial condition or results of operations. Many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years. As a result, the overall financial impact on NCBC and New Century Bank and Select Bancorp and Select Bank cannot be anticipated at this time.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers

Set forth below is certain biographical information regarding the current executive officers of NCBC and New Century Bank.

NAME	AGE	POSITION	BUSINESS EXPERIENCE
William L. Hedgepeth II	52	President and Chief Executive Officer of NCBC and New Century Bank	President and Chief Executive Officer, New Century Bancorp, Inc. and New Century Bank, 2008 – Present; Executive Vice President and Chief Operating Officer, New Century Bancorp, Inc. and New Century Bank; President and Chief Executive Officer, New Century Bank South, 2004 – 2008; Senior Vice President and Area Executive for First South Bank, Fayetteville, NC, 2001 – 2004.
Lisa F. Campbell(1)	46	Executive Vice President, Chief Operating Officer, and Chief Financial Officer of NCBC and New Century Bank	Executive Vice President and Chief Financial Officer, New Century Bancorp, Inc. and New Century Bank, 2000 – Present; Senior Vice President and Controller, Triangle Bancorp, Inc., Raleigh, NC, 1997 – 2000; Assurance Senior Manager, KPMG LLP, Raleigh, NC, 1993 – 1997.
D. Richard Tobin, Jr.	57	Executive Vice President and Chief Credit Officer of NCBC and New Century Bank	Executive Vice President and Chief Credit Officer, New Century Bancorp, Inc. and New Century Bank, 2012 – Present; Senior Vice President and Senior Credit Administrator, New Century Bank, 2008 – 2012; Senior Credit Analyst and Senior Vice President, Four Oaks Bank & Trust Company and Four Oaks Fincorp, Inc., 2008; Senior Commercial Lender and Senior Vice President, Four Oaks Bank & Trust Company and Four Oaks Fincorp, Inc., 2005 – 2007.

Set forth below is certain biographical information regarding Mr. Holmes, President and Chief Executive Officer of Select Bancorp and Chief Executive Officer of Select Bank, and Mr. Brock, President and Chief Operating Officer of Select Bank, each of whom will become an executive officer and join the executive management team of NCBC and New Century Bank upon closing of the merger.

NAME	AGE	POSITION	BUSINESS EXPERIENCE
Mark A. Holmes(1)	57	Executive Vice President and Chief Operating Officer of NCBC and New Century Bank	President and Chief Executive Officer, Select Bancorp, 2008 – Present; Chief Executive Officer, Select Bank, 2005 – Present; President, Select Bank, 2005 – 2012; Senior Executive Vice President, Gateway Financial Holdings, Inc. and Gateway Bank & Trust Co., Elizabeth City, NC, 1998 – 2005.
Gary J. Brock	53	Executive Vice President and Chief Banking Officer of NCBC and New Century Bank	President and Chief Operating Officer, Select Bank, 2013 – Present; Executive Vice President and Chief Operating Officer, Select Bank, 2004 – 2012; Senior Vice President, Southern Bank & Trust, Ayden, NC, 2003 – 2004.

(1)	Upon closing of the merger, Ms. Campbell will relinquish the role of Chief Operating Officer, which will be assumed by Mr. Holmes.

Directors

Pursuant to the terms of the merger agreement, NCBC, as the surviving company in the merger, has agreed to reconstitute its board of directors and the board of directors of New Century Bank so that each board is composed of 16 members, with 11 directors of the newly constituted boards being continuing directors of NCBC and five members being current directors of Select Bancorp. Set forth below is certain biographical information of the 11 current directors of NCBC that will continue as directors of NCBC and New Century Bank following the merger. Additional information regarding the qualifications and business experience of these continuing directors is set forth earlier in this document under the heading “Proposal to Elect NCBC Directors.”

Name (Age)	Director Since(1)	Principal Occupation and Business Experience Last Five Years
William L. Hedgepeth II (52)	2007	President and Chief Executive Officer, New Century Bancorp, Inc. and New Century Bank
J. Gary Ciccone (67)	2003	Real estate developer; Owner, Nimocks, Ciccone & Townsend, Inc. (commercial real estate brokerage)
Oscar N. Harris (74)	2000	Senior Partner-President, Oscar N. Harris & Assoc. P.A., (CPAs); former North Carolina State Senator; Mayor – City of Dunn
Gerald W. Hayes (70)	2000	Attorney and President, Hayes, Williams, Turner & Daughtry, P.A.
Ronald V. Jackson (72)	2002	President, Clinton Truck and Tractor Company; Former President, Southeastern Equipment Dealers Association
John W. McCauley (46)	2003	Chief Executive Officer, Highland Paving Co, LLC; General Manager, McCauley-McDonald Investments, Inc.
Carlie C. McLamb, Jr. (49)	2010	President, Carlie C’s Operation Center, Inc., dba Carlie C’s IGA (grocery stores)
Anthony E. Rand (74)	2003	Member, State of North Carolina Post Release Supervision and Parole Commission; former Majority Leader, North Carolina State Senate; President, Rand & Gregory, P.A. (law firm)
Sharon L. Raynor (56)	2005	President and Director, LIFE, Inc., Goldsboro, NC
C.L. Tart, Jr. (79)	2000	President, Chief Executive Officer and Chairman, Tart & Tart, Inc. (holding company)
W. Lyndo Tippett (74)	2003	Former Secretary, State of North Carolina Department of Transportation; Partner, Tippett Bryan & Merritt (CPAs)

(1)	The year first elected indicates the year in which each individual was first elected a director of NCBC or its subsidiary bank, as applicable, and does not reflect any break(s) in tenure.

Set forth below is certain biographical information regarding the five current directors of Select Bancorp and Select Bank that are anticipated to be appointed to the boards of directors of NCBC and New Century Bank immediately following the closing of the merger.

Name (Age)	Director Since(1)	Qualifications and Business Experience
James H. Glen, Jr. (72)	2004	Partner, Glen and Hewett, LLC, Charlotte, NC
Alicia Speight Hawk (47)	2004	Co-Director of Development, The Oakwood School, Greenville, NC
Gene W. Minton (60)	2004	Chief Executive Officer and Pharmacist, DDP Pharmacy, Inc., Roanoke Rapids, NC
V. Parker Overton (69)	2004	Retired, former owner, Overton’s Sports Center
K. Clark Stallings (45)	2004	Member/Manager, Stallings Group, Ltd., Greenville, NC

(1)	The year first elected indicates the year in which each individual was first elected a director of Select Bancorp or its subsidiary bank, as applicable, and does not reflect any break(s) in tenure.

DIRECTOR INDEPENDENCE

The NCBC Board determines which of its directors is independent. For a director to be considered independent under NASDAQ listing standards, the NCBC Board must affirmatively determine that the director meets the criteria for independence set forth from time to time in the NASDAQ listing standards.

NCBC Director Independence

With the exception of Mr. Hedgepeth, each current member of the NCBC Board is “independent” as defined by NASDAQ listing standards and the regulations promulgated under the Exchange Act. In making this determination, NCBC’s Board considered certain insider transactions with directors for the provision of goods or services to NCBC and its subsidiary bank. All such transactions were conducted at arm’s length upon terms no less favorable than those that would be available from an independent third party.

Select Bancorp Director Independence

NCBC anticipates that each current Select Bancorp director to be appointed to the NCBC Board following completion of the merger will be considered “independent” under the NASDAQ independence standards described above.

Director Relationships

None of the current directors of NCBC, nor any of the Select Bancorp directors whom will be appointed to the board of NCBC following the merger, is a director of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

With the exception of Messrs. Rand and Tippett, each of whom previously served as a director of Law Enforcement Associates Corporation, Raleigh, North Carolina, no director or nominee of NCBC has been a director during past five years of any other company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

There are no family relationships among current directors or executive officers of NCBC, nor are their anticipated to be any family relationships among directors or executive officers of NCBC following completion of the merger and appointment of the five legacy Select Bancorp directors to the NCBC Board and appointment of Messrs. Holmes and Brock as executive officers of NCBC.

Indebtedness of and Transactions with Management

NCBC’s bank subsidiary, New Century Bank, has had, and expects to have in the future, banking and other transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and associates. All such transactions are made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing for comparable transactions with unaffiliated persons, and will not involve more than the normal risk of collection or present other unfavorable features. Loans made by New Century Bank to directors and executive officers are subject to the requirements of Regulation O of the Federal Reserve. Regulation O requires, among other things, prior approval of the board of directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of the Bank’s lending matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Directors and executive officers of NCBC are required by federal law to file reports with the SEC regarding the amount of, and changes in, their beneficial ownership of NCBC’s common stock. Based upon a review of copies of reports received by NCBC, all required reports of directors and executive officers of NCBC during 2013 were filed on a timely basis.

MEETINGS AND COMMITTEES OF NCBC BOARD

The NCBC Board held thirteen meetings during 2013. None of NCBC’s incumbent directors attended fewer than 75% of all board meetings and the meetings of any committee(s) of which he or she was a member. It is the policy of NCBC that directors attend each annual meeting of shareholders. Fourteen of the sixteen members of NCBC’s board of directors attended the 2013 Annual Meeting of Shareholders. NCBC’s Board has several standing committees including an Audit/Risk Committee, a Nominating Committee and a Compensation Committee.

Audit/Risk Committee.  The members of the Audit/Risk Committee during 2013 were J. Gary Ciccone, Oscar N. Harris, John W. McCauley, Sharon L. Raynor, C.L. Tart, Jr., and W. Lyndo Tippett. The members of the committee are “independent” as defined by NASDAQ listing standards and the regulations promulgated under the Securities Exchange Act of 1934. The Audit/Risk Committee met five times during 2013. The NCBC Board has adopted a written Audit Committee Charter, which is available under the Corporate Governance link in the Investor Relations section of our website, www.newcenturybanknc.com. The report of the Audit/Risk Committee is included below.

The NCBC board of directors has determined that Oscar N. Harris, a member of the Audit/Risk Committee, meets the requirements adopted by the SEC for qualification as an “audit committee financial expert.” An audit committee financial expert is defined as a person who has the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of Generally Accepted Accounting Principles (U.S.) in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that are of the same level of complexity that can be expected in the registrant’s financial statements, or experience supervising people engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

Report of the Audit/Risk Committee

The Audit/Risk Committee of NCBC is responsible for receiving and reviewing the annual audit report of NCBC’s independent auditors and reports of examinations by bank regulatory agencies, and helps formulate, implement, and review NCBC’s internal audit program. The Audit/Risk Committee assesses the performance and independence of NCBC’s independent auditors and recommends their appointment and retention. The Audit/Risk Committee has in place pre-approval policies and procedures that require an evaluation of any conflicts of interest that may impair the independence of the independent auditors and pre-approval of an engagement letter that outlines all services to be rendered by the independent auditors.

During the course of its examination of NCBC’s audit process in 2013, the Audit/Risk Committee reviewed and discussed the audited financial statements with management. The Audit/Risk Committee also discussed with the independent auditors, Dixon Hughes Goodman LLP, all matters that are required to be discussed in accordance with standards adopted by the Public Company Accounting Oversight Board, or PCAOB. Furthermore, the Audit/Risk Committee received from Dixon Hughes Goodman LLP disclosures regarding their independence in accordance with applicable standards of the PCAOB, and have discussed with Dixon Hughes Goodman LLP their independence.

Based on the review and discussions above, the Audit/Risk Committee (i) recommended to the NCBC Board that the audited financial statements be included in NCBC’s annual report on Form 10-K for the year ended December 31, 2013 for filing with the SEC and (ii) recommended that shareholders ratify the appointment of Dixon Hughes Goodman LLP as independent auditors for 2014.

This report is submitted by the Audit/Risk Committee:

J. Gary Ciccone
Oscar N. Harris
John W. McCauley
Sharon L. Raynor
C.L. Tart, Jr.
W. Lyndo Tippett

Nominating Committee.  The duties of the Nominating Committee are: (i) to assist the board of directors, on an annual basis, by identifying individuals qualified to become board members, and to recommend to the Board the director nominees for the next meeting of shareholders at which directors are to be elected; and (ii) to assist the board of directors by identifying individuals qualified to become board members, in the event that a vacancy on the Board exists and that such vacancy should be filled.

The members of the Nominating Committee during 2013 were J. Gary Ciccone, Gerald W. Hayes, Ronald V. Jackson, and Carlie C. McLamb, Jr., and Anthony E. Rand, each of whom is “independent” as defined by NASDAQ listing standards and applicable SEC rules and regulations. The nominating committee met twice in 2013. The Bylaws of NCBC state that candidates may be nominated for election to the board of directors by the Nominating Committee or by any shareholder of NCBC’s common stock. It is the policy of the Nominating Committee to consider all shareholder nominations. Shareholder nominations must be submitted to the Nominating Committee in writing on or before September 30th of the year preceding the annual meeting at which the nominee would stand for election to the board of directors and must be accompanied by each nominee’s written consent to serve as a director of NCBC if elected. The Bylaws of NCBC require that all nominees for director, including shareholder nominees, have business, economic or residential ties to NCBC’s market area. In evaluating nominees for director, the Nominating Committee values community involvement and experience in finance or banking including prior service as an officer or director of an entity engaged in the financial services business, although such experience is not a prerequisite for nomination. Although there is not currently a formal policy requiring that the Nominating Committee consider diversity in its identification of nominees to the board of directors, the committee values diversity, including diversity of background, experience and expertise. The Nominating Committee has adopted a formal written charter which is reviewed annually for adequacy and which is available under the Corporate Governance link in the Investor Relations section of our website, www.newcenturybanknc.com. Each of the nominees for election to the board of directors of NCBC included in this joint proxy statement/statement prospectus was nominated by the Nominating Committee.

Compensation Committee.  The members of the Compensation Committee are J. Gary Ciccone, Gerald W. Hayes, Tracy L. Johnson, John W. McCauley, Anthony E. Rand, and W. Lyndo Tippett. The Compensation Committee meets on an as needed basis to review the salaries and compensation programs required to attract and retain NCBC’s executive officers. The Compensation Committee met three times in 2013. The Committee approves the compensation of the President and Chief Executive Officer of NCBC. The compensation of “reporting officers” to the President including the Chief Financial Officer and Chief Credit Officer is recommended by the President and Chief Executive Officer based on such officer’s experience, managerial effectiveness, contribution to NCBC’s overall profitability, maintenance of regulatory compliance standards and professional leadership. The Committee compares the compensation of NCBC’s executive officers with compensation paid to executives of similarly situated bank holding companies, other businesses in NCBC’s market area and appropriate state and national salary data. The Committee is not bound by recommendations made by the President and Chief Executive Officer. Furthermore, the President and Chief Executive Officer does not have any input into his own compensation. The Compensation Committee also engages third-party compensation consultants on occasion to assist in determining executive pay or additional benefits, but does not delegate its duties. The board of directors has adopted a written Compensation Committee Charter, which is available under the Corporate Governance link in the Investor Relations section of NCBC’s website, www.newcenturybanknc.com.

EXECUTIVE COMPENSATION

Director Compensation

Board Fees.  Each director of NCBC receives a fee of $500 for each meeting of NCBC’s board of directors attended, with the exception of the chairman, who receives $700 for each NCBC Board meeting attended. Members of all other committees of the board of directors receive $300 for each committee meeting attended, with the exception of committee chairs, who receive $400 per committee meeting attended. In addition, all members of the board of directors receive a monthly retainer of $333, with the exception of Mr. Hedgepeth.

NCBC has instituted a Directors’ Deferral Plan whereby individual directors may elect annually to defer receipt of all or a designated portion of their fees for the coming year. Directors’ fees deferred under the plan are used to purchase shares of NCBC’s common stock by the administrator of the Deferral Plan, with such deferred compensation disbursed in the future as specified by the director at the time of his or her deferral election.

2000 Nonstatutory Stock Option Plan.  The shareholders of New Century Bank ratified the 2000 Nonstatutory Stock Option Plan at the 2000 Annual Meeting. In connection with the reorganization of New Century Bank into the holding company form of organization, which resulted in the creation of NCBC in 2003, the 2000 Nonstatutory Option Plan was adopted by NCBC and options under that plan were converted into options to purchase shares of NCBC common stock. At the 2004 Annual Meeting, the shareholders of NCBC approved an amendment to the 2000 Nonstatutory Stock Option Plan that increased the number of shares of NCBC common stock available for issuance under the Plan. Under the terms of the Plan, options on a total of 478,668 shares (as adjusted for stock dividends) of NCBC common stock were available for issuance to members of NCBC board of directors and the board of any subsidiary of NCBC.

NCBC’s 2000 Nonstatutory Stock Option Plan expired in June 2010. While no further stock options may be granted under the 2000 Nonstatutory Stock Option Plan, option recipients may still exercise outstanding stock options for the balance of the exercise period (usually ten years) specified in the option recipient’s grant agreement.

The following table presents a summary of all compensation paid by NCBC to its directors for their service as such during the year ended December 31, 2013.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation	Total
J. Gary Ciccone	$23,300	$—	$—	$—	$23,300
Oscar N. Harris	13,800	—	—-	—-	13,800
Gerald W. Hayes	12,800	—	—-	—-	12,800
William L. Hedgepeth II	6,500	—	—-	—-	6,500
D. Ralph Huff III	9,500	—	—-	—-	9,500
Ronald V. Jackson	12,300	—	—-	—-	12,300
Tracy L. Johnson	16,800	—	—-	—-	16,800
J. Larry Keen	10,500	—	—-	—-	10,500
John W. McCauley	16,800	—	—-	—-	16,800
Carlie C. McLamb, Jr.	15,400	—	—-	—-	15,400
Michael S. McLamb	17,000	—	—-	—-	17,000
Dan K. McNeill(1)	10,500	—	—-	—-	10,500
Anthony E. Rand	11,500	—	—-	—-	11,500
Sharon L. Raynor	12,500	—	—-	—-	12,500
C. L. Tart, Jr.	16,900	—	—-	—-	16,900
W. Lyndo Tippett	17,400	—	—-	—-	17,400

(1)	General McNeill resigned from the NCBC Board effective on February 1, 2014.

The following Summary Compensation Table shows all cash and non-cash compensation paid to or received or deferred by named executive officers of NCBC for services rendered in all capacities during the fiscal years ended December 31, 2013 and 2012.

Compensation paid to the Named Executive Officers consisted of cash salary, non-equity incentive plan compensation paid in cash, equity compensation in the form of incentive stock option awards, 401(k) matching contributions, insurance premiums paid on behalf of each of the named executive officers and certain perquisites.

The following table summarizes the dollar amounts of each element of compensation and for incentive stock options, the grant date fair value computed in accordance with FASB ASC Topic 718.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation(2)		Total
William L. Hedgepeth II	2013	$300,286	$10,000	—	—	$58,827	(3)	$369,113
President and Chief Executive Officer	2012	285,987	7,500	—	—	52,637(3)		346,124
Lisa F. Campbell	2013	$221,448	$7,500	—	—	$32,421		$261,369
Executive Vice President, Chief Financial Officer, and Chief Operating Officer	2012	210,903	6,000	—	—	32,039		248,942
D. Richard Tobin, Jr.	2013	$173,250	$7,500	$17,010	—	$25,071		$221,831
Executive Vice President and Chief Credit Officer	2012	165,000	5,000	—	—	24,078		194,078

(1)	Calculated in accordance with FASB ASC Topic 718 and represents the fair value of stock options awarded based on the market price of NCBC’s common stock on the date of grant of such award; the values do not represent actual cash compensation earned. The assumptions used in estimating the fair value of stock options are set forth in Note M to NCBC’s audited consolidated financial statements for the year ended December 31, 2013.
(2)	Includes accrued but unused vacation time, 401(k) matching contributions and the dollar value of insurance premiums paid on behalf of the named officers for group term life, health, dental and disability insurance. Also includes an automobile allowance, business travel allowance and country club dues paid to, or on behalf of, the named executives.
(3)	Includes fees earned in connection with Mr. Hedgepeth’s service as a member of NCBC’s board of directors.

2000 Incentive Stock Option Plan.  At the 2000 Annual Meeting, the shareholders approved the adoption of the New Century Bank 2000 Incentive Stock Option Plan.

The 2000 Incentive Stock Option Plan was adopted by the board of directors of NCBC in connection with the reorganization of New Century Bank into the holding company form of organization. Upon adoption of the 2000 Incentive Stock Option Plan by NCBC, all outstanding options to purchase shares of New Century Bank were converted into options to purchase shares of the NCBC common stock. At the 2004 Annual Meeting, the shareholders approved an amendment to the 2000 Incentive Stock Option Plan that increased the number of shares of NCBC common stock available for issuance under the Plan. The 2000 Incentive Stock Option Plan expired in June 2010. No further stock options may be granted under the 2000 Incentive Stock Option Plan.

2004 Incentive Stock Option Plan.  At the 2004 Annual Meeting, the shareholders approved the adoption of the New Century Bancorp, Inc. 2004 Incentive Stock Option Plan. The 2004 Incentive Stock Option Plan currently provides for the issuance of up to 357,000 shares of NCBC common stock to officers and employees of NCBC and its subsidiaries upon the exercise of stock options. A total of 6,500 options were granted under this plan during 2013.

2010 Omnibus Stock Ownership and Long Term Incentive Plan.  The 2010 Omnibus Stock Ownership and Long-Term Incentive Plan was approved by the shareholders of NCBC at the 2010 Annual Meeting. The 2010 Omnibus Plan provides for issuance of up to 250,000 shares of NCBC common stock. The awards may be issued in the form of incentive stock option grants, non-qualified stock option grants, restricted stock grants, long-term incentive compensation units, or stock appreciation rights. There were no awards granted under this plan in 2013.

The following table sets forth certain information regarding vested and unvested incentive stock options to purchase NCBC common stock outstanding as of December 31, 2013. All of NCBC’s outstanding stock options have been granted at 100% of fair market value on the date of grant. The number of shares underlying these stock options, and the exercise prices associated with each option grant, have been adjusted for a 20% stock dividend in December 2006, a 50% stock dividend in July 2005 and three separate 10% stock dividends in June 2004, September 2003 and May 2002, respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2013

Name	No. of Securities Underlying Unexercised Options Exercisable(1)	No. of Securities Underlying Unexercised Options Unexerciseable	Equity Incentive Plan Awards; No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
William L. Hedgepeth II	2,000	3,000	—	$5.03	Feb. 22, 2021
	1,500	1,000	—	5.19	Jan. 4, 2020
	150	-0-	—	5.75	Oct. 22, 2018
	10,000	-0-	—	7.73	May 22, 2018
	10,000	-0-	—	14.15	June 7, 2017
	13,200	-0-	—	16.22	Aug. 3, 2016
	5,400	-0-	—	10.69	Jan. 19, 2015
	29,520	-0-	—	7.07	June 9, 2014
Lisa F. Campbell	1,600	2,400	—	5.25	Jan. 18, 2021
	900	600	—	5.19	Jan. 4, 2020
	150	-0-	—	5.75	Oct. 22, 2018
	3,000	-0-	—	7.94	June 18, 2018
	5,000	-0-	—	15.81	Feb. 6, 2017
	6,000	-0-	—	16.22	Aug. 3, 2016
D. Richard Tobin, Jr.	—	5,000	—	6.30	Feb. 19, 2023
	300	1,200	—	5.25	Jan. 18, 2021
	150	-0-	—	5.75	Oct. 22, 2018

(1)	Options subject to a five-year vesting schedule whereby 20% of the shares subject to the option grant become exercisable on each anniversary of the date of grant or a three-year vesting schedule whereby 33.3% of the shares subject to the option grant become exercisable on each anniversary of the date of grant.

As of December 31, 2013, NCBC and New Century Bank were party to employment agreements with each of William L. Hedgepeth II, Lisa F. Campbell, and D. Richard Tobin, Jr. The agreements establish the scope, terms, and conditions of each employee’s employment by NCBC and New Century Bank. The following discussion summarizes the employment agreements as in effect at December 31, 2013, and is qualified in its entirety by reference to the employment agreements as filed with the SEC.

Employment Agreement with William L. Hedgepeth II

NCBC has entered into an employment agreement with William L. Hedgepeth II as its President and Chief Executive Officer. The employment agreement establishes Mr. Hedgepeth’s duties and compensation and provides for his continued employment with NCBC.

Base Salary.  The agreement currently provides Mr. Hedgepeth with an annual salary of $300,286. Mr. Hedgepeth is also entitled to receive cash bonuses on an annual basis as determined by the board of directors or the Compensation Committee.

Benefits.  Mr. Hedgepeth is entitled to participate in any and all retirement and employee benefit plans maintained by NCBC on behalf of its employees, as well as fringe benefits normally associated with Mr. Hedgepeth’s position with NCBC or made available to all other employees. In addition, NCBC has agreed to provide Mr. Hedgepeth with the following benefits:

•	Five weeks of paid vacation leave per year.
•	Reimbursement for reasonable expenses incurred in the performance of his duties under the employment agreement.
•	Payment of monthly dues associated with membership in a country club.
•	Major medical insurance, dental insurance and eyecare insurance coverage for Mr. Hedgepeth and his immediate family.
•	Short- and long-term disability insurance coverage in an amount equal to at least current base salary.
•	Participation in incentive and bonus compensation plans.
•	Participation in all savings, pension and retirement plans (including New Century Bank’s 401(k) savings plan).
•	A car allowance of $1,000 per month.

Term.  Mr. Hedgepeth’s employment agreement provides for an initial term of three (3) years with renewal on each anniversary thereafter for an additional one-year term unless there is an affirmative decision not to renew the contract by the board of directors or by Mr. Hedgepeth.

Change in Control Benefits.  Mr. Hedgepeth is also entitled to certain benefits in the event of a change in control of NCBC. A change in control means any of the following events:

•	The acquisition by any “person” (as such term is defined in section 7(j)(8)(A) of the Change in Bank Control Act of 1978), directly or indirectly, of beneficial ownership of voting stock representing 25% or more of any class of voting securities of NCBC, or the acquisition of control of the election of a majority of the directors of NCBC.
•	The consolidation or merger of NCBC with or into another entity where NCBC is not the surviving corporation.
•	The sale or transfer of all or substantially all of the assets of NCBC to another entity.

If NCBC terminates Mr. Hedgepeth’s employment other than for cause or disability or Mr. Hedgepeth terminates his employment following a “termination event,” in either case within one year after a change in control, then Mr. Hedgepeth will be entitled to receive a lump sum cash payment equal to 299% of his “base amount,” as that term is defined in 280G of the Code.

A “termination event” includes any of the following events:

•	If Mr. Hedgepeth is assigned duties and/or responsibilities that are inconsistent with his position, duties, responsibilities, or status at the time of the change in control.
•	If Mr. Hedgepeth’s annual base salary is reduced below the amount in effect as of the effective date of the change in control.
•	If Mr. Hedgepeth’s life insurance, major medical insurance, disability insurance, dental insurance, stock option plans, stock purchase plans, deferred compensation plans, management retention plans, retirement plans, or similar plans or benefits being provided by NCBC to the executive as of the effective date of the change in control are reduced in their level, scope, or coverage, or any such insurance, plans, or benefits are eliminated, unless such reduction or elimination applies proportionately to all salaried employees of NCBC who participated in such benefits prior to such change in control.

•	If Mr. Hedgepeth is transferred or required to report on a daily basis to a location more than 20 miles from Dunn, North Carolina or Fayetteville, North Carolina, without his express written consent.

Employment Agreement with Lisa F. Campbell

New Century Bank has entered into an employment agreement with Lisa F. Campbell.

Base Salary.  The agreement currently provides Ms. Campbell with an annual salary of $221,448. Ms. Campbell is also entitled to receive cash bonuses on an annual basis as determined by the board of directors or the Compensation Committee.

Benefits.  Ms. Campbell is entitled to participate in any and all retirement and employee benefit plans maintained by New Century Bank on behalf of its employees, as well as fringe benefits normally associated with her position with New Century Bank or made available to all other employees. In addition, New Century Bank has agreed to provide Ms. Campbell with the following benefits:

•	Four weeks of paid vacation leave per year.
•	Reimbursement for reasonable expenses incurred in the performance of her duties under the employment agreement.
•	Major medical insurance.
•	Short- and long-term disability insurance coverage in an amount equal to at least current base salary.
•	Participation in incentive and bonus compensation plans.
•	Participation in all savings, pension and retirement plans (including New Century Bank’s 401(k) savings plan).

Term.  The initial term of Ms. Campbell’s employment agreement is three years. The term of Ms. Campbell’s employment agreement automatically extends for an additional year on each anniversary of the effective date, unless written notice of termination is received prior to renewal.

Change in Control Benefits.  Ms. Campbell is also entitled to certain benefits in the event of a “change in control,” as such term is described above. If New Century Bank terminates Ms. Campbell’s employment other than for cause or disability or Ms. Campbell terminates her employment following a “termination event,” in either case within one year after a change in control, then Ms. Campbell will be entitled to receive a lump sum cash payment equal to 150% of her “base amount,” as that term is defined in 280G of the Code.

For purposes of Ms. Campbell’s employment agreement, a “termination event” includes any of the following events:

•	If Ms. Campbell is assigned duties and/or responsibilities that are inconsistent with her position, duties, responsibilities, or status at the time of the change in control.
•	If Ms. Campbell’s annual base salary is reduced below the amount in effect as of the effective date of the change in control.
•	If Ms. Campbell’s life insurance, major medical insurance, disability insurance, dental insurance, stock option plans, stock purchase plans, deferred compensation plans, management retention plans, retirement plans, or similar plans or benefits being provided by NCBC to the executive as of the effective date of the change in control are reduced in their level, scope, or coverage, or any such insurance, plans, or benefits are eliminated, unless such reduction or elimination applies proportionately to all salaried employees of NCBC who participated in such benefits prior to such change in control.
•	If Ms. Campbell is transferred to a location outside of Dunn, North Carolina, without her express written consent.

Employment Agreement with D. Richard Tobin, Jr.

As of April 3, 2012, NCBC and New Century Bank entered into an employment agreement with D. Richard Tobin, Jr., Executive Vice President and Chief Credit Officer of NCBC and New Century Bank.

Base Salary.  The agreement provides for a base salary of $173,250 per year, to be reviewed at least annually by the board of directors of New Century Bank. Mr. Tobin’s base salary may only be decreased if he is demoted for “cause” or if he voluntarily accepts a position with New Century Bank that involves a material reduction in his duties or responsibilities.

Benefits.  Mr. Tobin is entitled to participate in any and all employee benefit programs and compensation plans that are available to all employees of New Century Bank. In addition, New Century Bank has agreed to provide Mr. Tobin with the following benefits:

•	Five weeks of paid vacation leave per year and ten days of paid sick leave per year (in addition to federal banking holidays, which are paid holidays).
•	Reimbursement for reasonable expenses incurred in the performance of his duties under the employment agreement.
•	Major medical insurance.
•	Life insurance coverage in an amount equal to at least twice Mr. Tobin’s annual base salary.
•	Stock options.
•	Participation in incentive and bonus compensation plans.
•	Participation in all savings, pension and retirement plans (including New Century Bank’s 401(k) savings plan).
•	A car allowance of $750 per month.

Term.  The initial term of Mr. Tobin’s employment agreement is two years. The term is automatically extended for an additional year on each anniversary of the execution of the agreement unless written notice is received by Mr. Tobin or New Century Bank 90 days prior to the anniversary of the execution of the Agreement.

Change in Control Benefits.  Mr. Tobin is also entitled to certain benefits in the event of a change in control of New Century Bank. A change in control means any of the following events:

•	The acquisition by any “person” (as such term is defined in section 7(j)(8)(A) of the Change in Bank Control Act of 1978), directly or indirectly, of beneficial ownership of voting stock representing 25% or more of any class of voting securities of New Century Bank, or the acquisition of control of the election of a majority of the directors of New Century Bank.
•	The consolidation or merger of New Century Bank with or into another entity where New Century Bank is not the surviving corporation.
•	The sale or transfer of all or substantially all of the assets of New Century Bank to another entity.

If New Century Bank terminates Mr. Tobin’s employment other than for cause or disability or Mr. Tobin terminates his employment following a “termination event,” in either case within one year after a change in control, then Mr. Tobin will be entitled to receive a lump sum cash payment equal to 299% of Mr. Tobin’s “base amount,” as that term is defined in 280G of the Code.

A “termination event” includes any of the following events:

•	If Mr. Tobin is assigned duties and/or responsibilities that are inconsistent with his position, duties, responsibilities, or status at the time of the change in control.
•	If Mr. Tobin’s annual base salary is reduced below the amount in effect as of the effective date of the change in control.

•	If Mr. Tobin’s insurance or other plans and benefits are reduced or eliminated (unless such reduction or elimination applies proportionately to all salaried employees).
•	If Mr. Tobin is transferred to a location outside of Cumberland County, North Carolina and Harnett County, North Carolina without his express written consent.

BENEFICIAL OWNERSHIP OF NCBC VOTING SECURITIES

As of March 31, 2014, no shareholder known to management beneficially owned more than 5% of NCBC common stock, except as disclosed in the following table.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Oscar N. Harris(1) Dunn, NC	370,499	5.35

(1)	Includes 2,395 shares owned by Mr. Harris’ spouse.

As of March 31, 2014, the beneficial ownership of NCBC common stock, by directors and named executive officers individually, and by directors and named executive officers as a group, was as follows:

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)(2)	PERCENT OF CLASS(3)
Lisa F. Campbell(4) Lillington, NC	23,566	0.34
J. Gary Ciccone(5) Fayetteville, NC	142,672	2.06
Oscar N. Harris(6) Dunn, NC	370,499	5.35
Gerald W. Hayes Dunn, NC	128,906	1.86
William L. Hedgepeth II Fayetteville, NC	108,522	1.55
D. Ralph Huff III(7) Fayetteville, NC	71,291	1.03
Ronald V. Jackson Clinton, NC	41,379	0.60
Tracy L. Johnson(8) Dunn, NC	86,072	1.24
J. Larry Keen Fayetteville, NC	396	0.01
John W. McCauley Fayetteville, NC	59,042	0.85
Carlie C. McLamb, Jr.(9) Dunn, NC	78,832	1.14
Michael S. McLamb(10) Dunn, NC	51,881	0.75
Anthony E. Rand(11) Fayetteville, NC	90,602	1.31
Sharon L. Raynor(12) Dunn, NC	268,370	3.88

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)(2)	PERCENT OF CLASS(3)
C. L. Tart, Jr.(13) Dunn, NC	159,478	2.30
W. Lyndo Tippett Fayetteville, NC	46,060	0.66
D. Richard Tobin, Jr. Smithfield, NC	2,700	0.04
All Directors and Executive Officers as a group (17 persons)	1,730,268	24.46

(1)	Except as otherwise noted, to the best knowledge of NCBC’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Mr. Harris — 89,299 shares; Mr. Hedgepeth — 930 shares; Mr. Jackson — 31,204 shares; Dr. Keen — 396 shares; Ms. Raynor — 72,958; Mr. Tart — 18,783 shares; and Mr. Tippett — 18,185 shares.
(2)	Included in the beneficial ownership tabulations are the following exercisable options to purchase shares of common stock of NCBC: Ms. Campbell — 17,750 shares; Mr. Ciccone — 14,485 shares; Mr. Hedgepeth — 73,270 shares; Mr. Huff — 12,482 shares; Mr. Jackson — 4,653 shares; Mr. Johnson — 4,653 shares; Mr. McCauley — 2,839 shares; Mr. Rand — 13,992 shares; Mr. Tart — 1,153 shares; Mr. Tippett — 6,116 shares; and Mr. Tobin — 2,050 shares and for all directors and executive officers as a group — 153,443 shares.
(3)	The calculation of the percentage of class beneficially owned by each individual and the group is based on the sum of (i) a total of 6,921,574 shares of common stock outstanding as of March 31, 2014, and (ii) options to purchase shares of common stock which are exercisable within 60 days of March 31, 2014.
(4)	Includes 325 shares held in the IRA of Ms. Campbell’s spouse.
(5)	Includes 720 shares owned by Mr. Ciccone’s spouse and 4,301 shares held in the IRA of Mr. Ciccone’s spouse.
(6)	Includes 2,395 shares owned by Mr. Harris’ spouse.
(7)	Includes 14,700 shares owned by Mr. Huff’s business and 8,500 shares owned by Mr. Huff’s spouse.
(8)	Includes 1,194 shares held by Mr. Johnson as custodian for minor children.
(9)	Includes 28,539 shares owned by Mr. C. McLamb’s spouse.
(10)	Includes 3,159 shares owned by Mr. M. McLamb’s spouse.
(11)	Includes 600 shares owned by Mr. Rand’s spouse and 9,298 shares held in the IRA of Mr. Rand’s spouse.
(12)	Includes 180,062 shares owned by Ms. Raynor’s husband and 2,395 shares held as custodian for minor children.
(13)	Includes 85,971 shares owned by Mr. Tart’s business, 6,426 shares owned by Mr. Tart’s spouse, and 3,315 shares held in the IRA of Mr. Tart’s spouse.

BENEFICIAL OWNERSHIP OF SELECT BANCORP VOTING SECURITIES

As of March 31, 2014, the only shareholders known to management to beneficially own more than 5% of Select Bancorp common stock were Alex J. Speight, Greenville, North Carolina, who beneficially owns 139,442 shares of common stock (5.76% of shares outstanding), Maxine A. Speight, Grimesland, North Carolina, who beneficially owns 352,072 shares of common stock (14.69% of shares outstanding), and the Bill and Faye Stallings Family Trust II, which owns 410,746 shares of common stock (17.14% of shares outstanding).

As of March 31, 2014, the beneficial ownership of Select Bancorp common stock, by directors and executive officers of Select Bancorp individually, and by directors and executive officers of Select Bancorp as a group, was as follows:

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)(2)	PERCENT OF CLASS(3)
Gary J. Brock(9) Greenville, NC	18,133	0.75
Anne R. Corey(9) Greenville, NC	7,747	0.32
Joseph T. Edwards Greenville, NC	49,432 (4)	2.05
James H. Glen, Jr. Charlotte, NC	55,763	2.30
Alicia Speight Hawk Greenville, NC	73,582 (5)	3.02
Mark A. Holmes(9) Greenville, NC	42,333 (6)	1.76
Gene W. Minton Littleton, NC	77,935	3.25
Collice C. Moore Greenville, NC	44,695	1.85
James R. Norville, Jr. Falkland, NC	41,537 (7)	1.72
V. Parker Overton Grimesland, NC	91,796	3.83
Alex J. Speight Greenville, NC	139,442	5.76
K. Clark Stallings Greenville, NC	29,504 (8)	1.23
Walter L. Williams Greenville, NC	15,738	0.66
All Directors and Executive Officers as a group (13 persons)	687,637	26.58

(1)	Except as otherwise noted, to the best knowledge of Select Bancorp’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Ms. Hawk — 7,640 shares; Mr. Overton — 91,796 shares; and Mr. Speight — 113,775 shares.
(2)	Included in the beneficial ownership tabulations are the following options to purchase shares of common stock of Select Bancorp: Mr. Brock — 15,733 shares; Ms. Corey — 5,400; Mr. Edwards — 10,815 shares; Mr. Glen — 24,914 shares; Ms. Hawk — 41,523 shares; Mr. Holmes — 14,133 shares; Mr. Moore — 20,920 shares; Mr. Norville — 21,520 shares; Mr. Speight — 25,667 shares; Mr. Stallings — 10,048 shares; and Mr. Williams — 400 shares.

(3)	The calculation of the percentage of class beneficially owned by each individual and the group is based, in each case, on (i) 2,396,127 shares of common stock outstanding as of March 31, 2014, and (ii) options to purchase shares of common stock which are exercisable within 60 days of March 31, 2014.
(4)	Includes 2,529 shares held by Mr. Edwards as custodian for his children.
(5)	Includes 1,686 shares held by Ms. Hawk as custodian for her children and 11,504 shares held by Ms. Hawk’s spouse individually.
(6)	Includes 14,000 shares held by Mr. Holmes’ spouse individually.
(7)	Includes 1,686 shares held by Mr. Norville as custodian for his children.
(8)	Includes 1,687 shares held by Mr. Stallings’s spouse individually and 13,496 shares held in trust for Mr. Stallings’s children.
(9)	Executive officer of Select Bancorp or Select Bank.

LEGAL MATTERS

The validity of the NCBC common stock to be issued in connection with the merger will be passed upon for NCBC by Wyrick Robbins Yates & Ponton LLP. Wyrick Robbins Yates & Ponton LLP will also opine as to material federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of NCBC and its subsidiary as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 included herewith, have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as indicated in its related audit report, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Select Bancorp and its subsidiary as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 included herewith, have been audited by Dixon Hughes Goodman LLP, an independent auditor, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

NCBC has filed with the SEC a registration statement under the Securities Act that registers the shares of NCBC common stock to be issued in the merger to Select Bancorp shareholders. This joint proxy statement/prospectus is a part of that registration statement. The registration statement, including the joint proxy statement/prospectus and the attached exhibits, contains additional relevant information about NCBC and NCBC common stock. The rules and regulations of the SEC allow NCBC to omit certain information included in the registration statement from this joint proxy statement/prospectus.

NCBC files annual, quarterly and current reports, proxy statements, and other information with the SEC under the Exchange Act. You may read and copy any materials that NCBC files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website (http://www.sec.gov) that contains the reports, proxy statements and other information that NCBC files electronically with the SEC.

You may obtain copies of the documents that NCBC files with the SEC, free of charge, by going to the Investor Relations section of NCBC’s website (www.newcenturybanknc.com) or by written or oral request to Lisa F. Campbell, EVP, Chief Financial Officer and Chief Operating Officer, at 700 West Cumberland Street, Dunn, North Carolina 28334, telephone: (910) 892-7080.

Select Bancorp is not subject to the informational reporting requirements of the Exchange Act. Therefore, Select Bancorp does not file and is not required to file reports, proxy statements and other informational statements pursuant to the Exchange Act with the SEC or the FDIC. Select Bank does file unaudited, periodic reports of income and condition, or Call Reports, with the FDIC. Both Select Bank and New Century Bank’s respective Call Reports can be accessed through the Federal Financial Institutions Examination Council, or FFIEC’s, website (https://cdr.ffiec.gov/public/). Reference to the Call Reports is for informational purposes only, and such reports are not incorporated by reference into this joint proxy statement/prospectus. Select Bancorp also makes available other information, including copies of prior year’s annual reports, through the Investor Relations section of its website (www.selectbankandtrust.com).

The web addresses of the SEC, NCBC and Select Bancorp are included as inactive textual references only. Information contained on those websites is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites to be part of this joint proxy statement/prospectus or any supplement thereto.

All information concerning NCBC and its subsidiaries has been furnished by NCBC and all information concerning Select Bancorp and its subsidiaries has been furnished by Select Bancorp.

FINANCIAL STATEMENTS

Index to Audited Consolidated Financial Statements of New Century Bancorp, Inc.

Index to Audited Consolidated Financial Statements of Select Bancorp, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
New Century Bancorp, Inc.
Dunn, North Carolina

We have audited the accompanying consolidated balance sheets of New Century Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Century Bancorp, Inc. and subsidiary at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina
March 20, 2014

NEW CENTURY BANCORP, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012

	2013	2012
	(In thousands, except share and per share data)
ASSETS
Cash and due from banks	$20,151	$13,498
Interest-earning deposits in other banks	49,690	97,081
Federal funds sold	3,028	3,029
Investment securities available for sale, at fair value	83,836	81,491
Loans	346,500	367,892
Allowance for loan losses	(7,054)	(7,897)
NET LOANS	339,446	359,995
Accrued interest receivable	1,650	1,636
Stock in Federal Home Loan Bank of Atlanta (“FHLB”), at cost	796	973
Other non marketable securities	1,055	1,105
Foreclosed real estate	2,008	2,833
Premises and equipment, net	10,900	10,939
Bank owned life insurance	8,463	8,228
Core deposit intangible	182	298
Other assets	4,441	4,347
TOTAL ASSETS	$525,646	$585,453
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$85,347	$92,265
Savings	16,597	22,139
Money market and NOW	124,635	122,727
Time	221,879	261,428
TOTAL DEPOSITS	448,458	498,559
Short term debt	6,305	17,848
Long term debt	12,372	12,372
Accrued interest payable	225	281
Accrued expenses and other liabilities	2,282	2,214
TOTAL LIABILITIES	469,642	531,274
Shareholders’ Equity
Preferred stock, no par value, 10,000,000 shares authorized, none outstanding	—	—
Common stock, $1 par value, 25,000,000 shares authorized; 6,921,352 and 6,913,636 shares issued and outstanding at December 31, 2013 and 2012, respectively	6,922	6,914
Additional paid-in capital	42,062	42,000
Retained earnings	7,128	4,187
Accumulated other comprehensive income (loss)	(108)	1,078
TOTAL SHAREHOLDERS’ EQUITY	56,004	54,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$525,646	$585,453

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(In thousands, except share and per share data)
INTEREST INCOME
Loans	$21,147	$23,405	$28,172
Federal funds sold and interest-earning deposits in other banks	204	164	109
Investments	1,552	1,563	2,102
TOTAL INTEREST INCOME	22,903	25,132	30,383
INTEREST EXPENSE
Money market, NOW and savings deposits	425	522	643
Time deposits	4,498	5,678	7,255
Short term debt	40	113	228
Long term debt	295	319	299
TOTAL INTEREST EXPENSE	5,258	6,632	8,425
NET INTEREST INCOME	17,645	18,500	21,958
PROVISION (RECOVERY) FOR LOAN LOSSES	(325)	(2,597)	6,218
NET INTEREST INCOME AFTER PROVISION (RECOVERY) FOR LOAN LOSSES	17,970	21,097	15,740
NON-INTEREST INCOME
Fees from pre-sold mortgages	73	296	183
Service charges on deposit accounts	1,061	1,200	1,475
Gain on branch sale	—	557	—
Other fees and income	1,495	1,545	1,159
TOTAL NON-INTEREST INCOME	2,629	3,598	2,817
NON-INTEREST EXPENSE
Personnel	8,111	8,318	8,842
Occupancy and equipment	1,518	1,346	1,418
Deposit insurance	430	763	910
Professional fees	1,155	1,495	1,861
Information systems	1,309	1,429	1,586
Foreclosure related expenses	388	1,165	1,841
Other	2,944	2,720	2,647
TOTAL NON-INTEREST EXPENSE	15,855	17,236	19,105
INCOME (LOSS) BEFORE INCOME TAX (BENEFIT)	4,744	7,459	(548)
INCOME TAX (BENEFIT)	1,803	2,822	(385)
NET INCOME (LOSS)	$2,941	$4,637	$(163)
NET INCOME (LOSS) PER COMMON SHARE
Basic	$0.43	$0.67	$(0.02)
Diluted	$0.43	$0.67	$(0.02)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	6,918,814	6,898,147	6,887,168
Diluted	6,919,760	6,898,377	6,887,168

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(Amounts in thousands)
Net income (loss)	$2,941	$4,637	$(163)
Other comprehensive income (loss):
Unrealized gains (losses) on investment securities – available for sale	(1,949)	(91)	286
Tax effect	763	31	(104)
	(1,186)	(60)	182
Reclassification adjustment for losses included in net income (loss)	—	(223)	(113)
Tax effect	—	76	38
	—	(147)	(75)
Total	(1,186)	(207)	107
Total comprehensive income (loss)	$1,755	$4,430	$(56)

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2013, 2012 and 2011

	Common stock		Additional paid-in capital	Retained earnings (accumulated) (deficit)	Accumulated Other comprehensive income (loss)	Total shareholders’ equity
	Shares	Amount
	(Amounts in thousands, except share and per data share)
Balance at December 31, 2010	6,913,636	$6,914	$41,887	$(287)	$1,178	$49,692
Net loss	—	—	—	(163)	—	(163)
Common stock received as collateral on loan default	(53,269)	(54)	(111)	—	—	(165)
Other comprehensive income, net	—	—	—	—	107	107
Stock based compensation	—	—	75	—	—	75
Balance at December 31, 2011	6,860,367	6,860	41,851	(450)	1,285	49,546
Net income	—	—	—	4,637	—	4,637
Sale of common stock	53,269	54	111	—	—	165
Other comprehensive loss, net	—	—	—	—	(207)	(207)
Stock based compensation	—	—	38	—	—	38
Balance at December 31, 2012	6,913,636	6,914	42,000	4,187	1,078	54,179
Net income	—	—	—	2,941	—	2,941
Common stock option exercises	7,716	8	36	—	—	44
Other comprehensive loss, net	—	—	—	—	(1,186)	(1,186)
Stock based compensation	—	—	26	—	—	26
Balance at December 31, 2013	6,921,352	$6,922	$42,062	$7,128	$(108)	$56,004

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,941	$4,637	$(163)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Recovery of) provision for loan losses	(325)	(2,597)	6,218
Depreciation and amortization of premises and equipment	522	581	659
Amortization and accretion of investment securities	874	769	831
Amortization of deferred loan fees and costs	(227)	(197)	(200)
Amortization of core deposit intangible	116	115	153
Deferred income taxes	(753)	2,784	(366)
Stock-based compensation	26	38	75
Loss on write down on other assets	—	—	82
Gain on sale of branches	—	(557)	—
Increase in cash surrender value of bank owned life insurance	(235)	(247)	(254)
Net loss on sale and write-downs of foreclosed real estate	319	960	1,423
Change in assets and liabilities:
Net change in accrued interest receivable	(14)	367	485
Net change in other assets	(84)	1,781	1,733
Net change in accrued expenses and other liabilities	12	16	(90)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,678	8,450	10,586
CASH FLOWS FROM INVESTING ACTIVITIES
Redemption of FHLB stock	177	275	200
Purchase of investment securities available for sale	(25,922)	(42,148)	(16,209)
Maturities of investment securities available for sale	9,651	14,122	25,836
Mortgage-backed securities pay-downs	11,103	12,805	11,261
Proceeds from sale of investment securities available for sale	—	500	500
Net change in loans outstanding	20,469	45,227	44,051
Cash paid on sale of branches	—	(12,621)	—
Purchase of other non-marketable securities	—	(138)	(50)
Redemption of other-non-marketable securities	50	113	52
Proceeds from sale of loans	—	342	—
Proceeds from sale of foreclosed real estate	1,138	4,058	2,011
Proceeds from the sale of premises and equipment	—	—	1
Retirement of premises and equipment	—	19	—
Purchases of premises and equipment	(483)	(231)	(34)
NET CASH PROVIDED BY INVESTING ACTIVITIES	16,183	22,323	67,619

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(Amounts in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	$(50,101)	$11,603	$(33,222)
Proceeds from short term debt	—	6,666	2,184
Repayments of short term debt	(11,543)	(10,695)	(3,973)
Repayments of long term debt	—	(2,000)	(2,000)
Proceeds from stock options exercised	44	165	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(61,600)	5,739	(37,011)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(40,739)	36,512	41,194
CASH AND CASH EQUIVALENTS, BEGINNING	113,608	77,096	35,902
CASH AND CASH EQUIVALENTS, ENDING	$72,869	$113,608	$77,096
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	$5,314	$6,681	$8,490
Income taxes paid	1,624	—	—
Non-cash transactions:
Change in fair value of investments securities available for sale, net of tax	(1,186)	(207)	107
Transfer from loans to foreclosed real estate	632	4,820	2,810
Transfer from premises and equipment to premises and equipment held for sale	—	—	1,113
Common stock received as collateral on loan default	—	—	(165)

See accompanying notes.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE A — ORGANIZATION AND OPERATIONS

New Century Bancorp, Inc. (“Company”) is a bank holding company whose principal business activity consists of ownership of New Century Bank (referred to as the “Bank”). All significant intercompany transactions and balances have been eliminated in consolidation. In 2004, the Company formed New Century Statutory Trust I, which issued trust preferred securities to provide additional capital for general corporate purposes, including the current and future expansion of the Company. New Century Statutory Trust I is not a consolidated subsidiary of the Company. The Company is subject to the rules and regulations of the Board of Governors of the Federal Reserve and the North Carolina Commissioner of Banks.

New Century Bank was incorporated on May 19, 2000 and began banking operations on May 24, 2000. New Century Bank South began operations on January 2, 2004. The two banks merged on March 28, 2008 and New Century Bank continues as the only banking subsidiary of New Century Bancorp with the headquarters and operations center located in Dunn, NC. The Bank is engaged in general commercial and retail banking in southeastern North Carolina and operates under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of other real estate owned.

Cash and Due from Banks, Interest-Earning Deposits in Other Banks and Federal Funds Sold

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and due from banks,” “Interest-earning deposits in other banks,” and “Federal funds sold.”

Investment Securities Available for Sale

Investment securities available for sale are reported at fair value and consist of debt instruments that are not classified as either trading securities or as held to maturity securities. Unrealized holding gains and losses, net of deferred income tax, on available for sale securities are reported as a net amount in accumulated other comprehensive income. Gains and losses on the sale of investment securities available for sale are determined using the specific-identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Loans are deemed uncollectible at the discretion of the Chief Credit Officer, based on a variety of credit, collateral, documentation and other issues. In the case of uncollectible receivables, the collateral is considered unsecured and therefore fully charged off.

Non-accrual Loans

Loans are placed on non-accrual basis when it has been determined that all contractual principal and interest will not be received. Any payments received on these loans are applied to principal first and then to interest only after all principal has been collected. Impaired loans include all loans in non-accrual status, all troubled debt restructures, all substandard loans that are deemed to be collateral dependent, and other loans that management determines require impairment. In the case of an impaired loan that is still on accrual basis, payments are applied to both principal and interest.

Allowance for Loan Losses

The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due will not be collected in accordance with the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if readily determinable. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case, interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Company to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost at December 31, 2013 and 2012. The Company continually monitors the financial strength of the FHLB and evaluates the investment for potential impairment. There can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks will not cause a decrease in the value of the Bank’s investment in FHLB stock.

Other Non Marketable Securities

Other non marketable securities are equity instruments that are reported at cost.

Foreclosed Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is recorded at the lower of cost or net realizable value, less the estimated cost to sell, at the date of foreclosure. After foreclosure, management periodically performs valuations of the property and adjusts the value down when the carrying value of the property exceeds the estimated net realizable value. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Bank Owned Life Insurance

Bank Owned Life Insurance (“BOLI”) is carried at its cash surrender value on the balance sheet and is classified as a non-interest-earning asset. Death benefit proceeds received in excess of the policy’s cash surrender value are recognized to income. Returns on the BOLI assets are added to the carrying value and included as non-interest income in the consolidated statement of operations. Any receipt of benefit proceeds is recorded as a reduction to the carrying value of the BOLI asset. At December 31, 2013 and 2012, the Company held no policy loans against its BOLI cash surrender values or restrictions on the use of the proceeds.

Intangible Assets

The Company considers its core deposits to be intangible assets with finite lives. Intangible assets are subject to impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company performed an impairment test of the core deposit intangible at December 31, 2013 and found no impairment to exist. The Company’s core deposit intangible is amortized using the straight-line method over nine years. The gross amount of the core deposit intangible is $1.4 million with $1.2 million being amortized to date, leaving a remaining net balance of $0.2 million as of December 31, 2013.

The table below summarizes the remaining core deposit intangible amortization (dollars in thousands):

2014	$116
2015	66
$182

Stock-Based Compensation

The Company has certain stock-based employee compensation plans, described more fully in Note M. Generally accepted accounting principles (“GAAP”) require recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (usually the vesting period). GAAP also requires the compensation cost for all awards granted after the date of adoption and any unvested awards that remained outstanding as of the date of adoption to be measured based on the fair value of the award on the grant date.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Comprehensive Income

The Company reports as comprehensive income all changes in shareholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

Segment Information

The Company follows the provisions of accounting standards codification (“ASC”) 280, Segment Reporting, which specifies guidelines for determining an entity’s operating segments and the type and level of financial information to be disclosed. Based on these guidelines, management has determined that the Bank operates as a single business segment; the providing of general commercial and retail financial services to customers located in the Company’s market areas. The various products, as well as the methods used to distribute them, are those generally offered by community banks.

Net Income per Common Share and Common Shares Outstanding

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options. Basic and diluted net income per share have been computed based upon net income as presented in the accompanying statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	2013	2012	2011
Weighted average number of common shares used in computing basic net income per share	6,918,814	6,898,147	6,887,168
Effect of dilutive stock options	946	230	—
Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	6,919,760	6,898,377	6,887,168

At December 31, 2013 and 2012, there were 277,480 and 360,931 anti-dilutive options, respectively. All options were anti-dilutive at December 31, 2011.

Recent Accounting Pronouncements

The following summarizes recent accounting pronouncements and their expected impact on the Company:

Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance is the culmination of the FASB’s deliberation on reporting reclassification adjustments from accumulated other comprehensive income (“AOCI”). The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income. However, the amendments require disclosure of the amounts reclassified out of the AOCI in its entirety, by component, on the face of the statement of operations or in the notes thereto. Amounts that are not required to be reclassified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. The standard is effective prospectively for annual and interim reporting periods beginning after December 15, 2012. The Company has adopted the standard and the adoption of ASU 2013-02

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

did not have any impact on the Company’s financial condition, results of operations, or cash flows, but did result in additional disclosures in Note I.

ASU 2014-04, Troubled Debt Restructurings by Creditors (Subtopic 310-40): “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” This pronouncement clarifies the criteria for concluding that an in substance repossession or foreclosure has occurred, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan. The amendments also outline interim and annual disclosure requirements. The amendments will be effective for the Company for interim and annual reporting periods beginning after December 15, 2014. Companies are allowed to use either a modified retrospective transition method or a prospective transition method when adopting this update. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

NOTE C — INVESTMENT SECURITIES

The amortized cost and fair value of available for sale investments (“AFS”), with gross unrealized gains and losses, follow:

	December 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(dollars in thousands)
Securities available for sale:
U.S. government agencies – GSE’s
(“Government Sponsored Entities”)	$35,240	$53	$(628)	$34,665
Mortgage-backed securities – GSE’s	40,801	666	(402)	41,065
Municipal bonds	7,968	281	(143)	8,106
	$84,009	$1,000	$(1,173)	$83,836

As of December 31, 2013, accumulated other comprehensive loss included net unrealized losses totaling $173,000. Deferred tax assets resulting from these unrealized losses totaled $65,000.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE C — INVESTMENT SECURITIES  – (continued)

	December 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(dollars in thousands)
Securities available for sale:
U.S. government agencies – GSE’s (“Government Sponsored Entities”)	$36,951	$248	$(45)	$37,154
Mortgage-backed securities – GSE’s	34,794	1,189	(29)	35,954
Municipal bonds	7,970	414	(1)	8,383
	$79,715	$1,851	$(75)	$81,491

As of December 31, 2012, accumulated other comprehensive income included net unrealized gains of $1.8 million. Deferred tax liabilities resulting from these unrealized gains totaled $699,000.

Securities with a carrying value of $35.2 million and $39.5 million at December 31, 2013 and 2012, respectively, were pledged to secure public monies on deposit as required by law, customer repurchase agreements, and access to the Federal Reserve Discount Window.

The following tables show gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2013 and 2012.

	2013
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(dollars in thousands)
Securities available for sale:
U.S. government agencies – GSE’s	$11,908	$(239)	$3,611	$(389)	$15,519	$(628)
Mortgage-backed securities – GSE’s	21,762	(312)	1,777	(90)	23,539	(402)
Municipal bonds	2,719	(143)	—	—	2,719	(143)
Total temporarily impaired securities	$36,389	$(694)	$5,388	$(479)	$41,777	$(1,173)

At December 31, 2013, the Company had three AFS securities with an unrealized loss for twelve or more consecutive months. Two U.S. government agency GSE’s and one mortgage-backed GSE had unrealized losses for more than twelve months totaling $479,000 at December 31, 2013. Eight U.S. government agency GSE’s, nineteen mortgage-backed GSE’s, and three municipal bonds had unrealized losses for less than twelve months totaling $694,000 at December 31, 2013. All unrealized losses are attributable to the general trend of interest rates and the abnormal spreads of all debt instruments to U.S. Treasury securities.

	2012
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(dollars in thousands)
Securities available for sale:
U.S. government agencies – GSE’s	$5,959	$45	$—	$—	$5,959	$45
Mortgage-backed securities – GSE’s	10,286	29	—	—	10,286	29
Municipal bonds	677	1	—	—	677	1
Total temporarily impaired securities	$16,922	$75	$—	$—	$16,922	$75

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE C — INVESTMENT SECURITIES  – (continued)

At December 31, 2012, the Company had no AFS securities with an unrealized loss for twelve or more consecutive months. Ten U.S. government agency GSE’s and one municipal bond had unrealized losses for less than twelve months totaling $75,000 at December 31, 2012. All unrealized losses are attributable to the general trend of interest rates and the abnormal spreads of all debt instruments to U.S. Treasury securities.

Since none of the unrealized losses relate to the liquidity of the securities or the issuer’s ability to honor redemption obligations and the Company has the intent and ability to hold these securities to recovery, no other than temporary impairments were identified for these investments having unrealized losses for the periods ended December 31, 2013 and December 31, 2012.

The following table sets forth certain information regarding the amortized costs, carrying values and contractual maturities of the Company’s investment portfolio at December 31, 2013.

	Amortized Cost	Fair Value
	(dollars in thousands)
Securities available for sale:
U.S. government agencies – GSE’s
Due within one year	$10,520	$10,545
Due after one but within five years	8,820	8,827
Due after five but within ten years	7,376	6,827
Due after ten years	8,524	8,466
	35,240	34,665
Mortgage-backed securities – GSE’s
Due within one year	133	140
Due after one but within five years	35,352	35,856
Due after five but within ten years	5,316	5,069
Due after ten years	—	—
	40,801	41,065
Municipal bonds
Due within one year	100	101
Due after one but within five years	3,036	3,232
Due after five but within ten years	3,306	3,224
Due after ten years	1,526	1,549
	7,968	8,106
Total securities available for sale
Due within one year	10,753	10,786
Due after one but within five years	47,208	47,915
Due after five but within ten years	15,998	15,120
Due after ten years	10,050	10,015
	$84,009	$83,836

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS

The following is a summary of loans at December 31, 2013 and 2012:

	2013		2012
	Amount	Percent of total	Amount	Percent of total
	(dollars in thousands)
Real estate loans:
1 to 4 family residential	$35,006	10.10%	$41,017	11.14%
Commercial real estate	169,176	48.82%	186,949	50.82%
Multi-family residential	19,739	5.70%	19,524	5.31%
Construction	53,325	15.39%	48,220	13.11%
Home equity lines of credit (“HELOC”)	31,863	9.20%	34,603	9.41%
Total real estate loans	309,109	89.21%	330,313	89.79%
Other loans:
Commercial and industrial	29,166	8.42%	29,297	7.96%
Loans to individuals	8,584	2.48%	8,615	2.34%
Overdrafts	191	0.05%	119	.03%
Total other loans	37,941	10.95%	38,031	10.33%
Gross loans	347,050		368,344
Less deferred loan origination fees, net	(550)	(.16)%	(452)	(.12)%
Total loans	346,500	100.00%	367,892	100.00%
Allowance for loan losses	(7,054)		(7,897)
Total loans, net	$339,446		$359,995

Loans are primarily made in southeastern North Carolina. Real estate loans can be affected by the condition of the local real estate market and can be affected by the local economic conditions.

At December 31, 2013, the Company had pre-approved but unused lines of credit totaling $73.1 million. In management’s opinion, these commitments, and undisbursed proceeds on loans reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

A description of the various loan products provided by the Bank is presented below.

Residential 1 to 4 Family Loans

Residential 1 to 4 family loans are mortgage loans that typically convert from construction loans into permanent financing and are secured by properties within the Bank’s market areas.

Commercial Real Estate Loans

Commercial real estate loans are underwritten based on the borrower’s ability to generate adequate cash flow to repay the subject debt within reasonable terms. Commercial real estate loans typically include both owner and non-owner occupied properties with higher principal loan amounts and the repayment of these loans is generally dependent on the successful management of the property. Commercial real estate loans are sensitive to market and general economic conditions. Repayment analysis must be performed and consists of an identified primary/cash flow source of repayment and a secondary/liquidation source of repayment. The primary source of repayment is cash flow from income generated from rental or lease of the property. However, the cash flow can be supplemented with the borrower’s and guarantor’s global cash flow position. Other credit issues such as the business fundamentals and financial strength of the borrower/guarantor can be considered in determining adequacy of repayment ability. The secondary source of repayment is liquidation of

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

the collateral, supplemented by liquidation cushion provided by the financial assets of the borrower/guarantor. Management monitors and evaluates commercial real estate loans based on collateral, market area, and risk grade.

Multi-family Residential Loans

Multi-family residential loans are typically nonfarm properties with 5 or more dwelling units in structures which include apartment buildings used primarily to accommodate households on a more or less permanent basis. Successful performance of these types of loans is primarily dependant on occupancy rates, rental rates, and property management.

Construction Loans

Construction loans are non-revolving extensions of credit secured by real property of which the proceeds are used to acquire and develop land and to construct commercial or residential buildings. The primary source of repayment for these types of loans is the sale of the improved property or permanent financing in which case the property is expected to generate the cash flow necessary for repayment on a permanent loan basis. Property cash flow may be supplemented with financial support from the borrowers/guarantors. Proper underwriting of a construction loan consists of the initial process of obtaining, analyzing, and approving various aspects of information pertaining to: the analysis of the permanent financing source, creditworthiness of the borrower and guarantors, ability of contractor to perform under the terms of the contract, and the feasibility, marketability, and valuation of the project.

Also, much consideration needs to be given to the cost of the project and sources of funds needed to complete construction as well as identifying any sources of equity funding. Construction loans are traditionally considered to be higher risk loans involving technical and legal requirements inherently different from other types of loans; however with thorough credit underwriting, proper loan structure, and diligent loan servicing, these risks can be mitigated. Some examples of risks inherent in this type of lending include: underestimated costs, inflation of material and labor costs, site difficulties (i.e. rock, soil), project not built to plans, weather delays and natural disasters, borrower/contractor/subcontractor disputes which prompt liens, interest rates increasing beyond budget.

Home Equity Lines of Credit

Home equity lines of credit are consumer-purpose revolving extensions of credit which are secured by first or second liens on owner-occupied residential real estate. Appropriate risk management and compliance practices are exercised to ensure that loan-to-value, lien perfection, and compliance risks are addressed and managed within the Bank’s established guidelines. The degree of utilization of revolving commitments within this loan segment is reviewed periodically to identify changes in the behavior of this borrowing group.

Commercial and Industrial Loans

Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to generate positive cash flow, operate profitably and prudently expand its business. Underwriting standards are designed to promote relationships to include a full range of loan, deposit, and cash management services. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower and the guarantors. The cash flows of the borrower, however, may not be as expected and the collateral securing these loans may fluctuate in value. In the case of loans secured by accounts receivable, the availability of funds for repayment can be impacted by the borrower’s ability to collect amounts due from its customers.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

Loans to Individuals

Consumer loans are approved using Bank policies and procedures established to evaluate each credit request. All lending decisions and credit risks are clearly documented. Several factors are considered in making these decisions such as credit score, adjusted net worth, liquidity, debt ratio, disposable income, credit history, and loan-to-value of the collateral. This process combined with the relatively smaller loan amounts spreads the risk among many individual borrowers.

Overdrafts

Overdrafts on customer accounts are classified as loans for reporting purposes.

Related Parties

The Bank has had loan transactions with its directors and executive officers. Such loans were made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and did not involve more than the normal risk of collectability or present other unfavorable features. The following table represents loan transactions for directors and executive officers who held that position as of December 31, 2013. A summary of related party loan transactions, in thousands, is as follows:

	2013	2012
Balance at January 1	$2,816	$14,262
Exposure of directors/executive officers added	—	92
Borrowings	3,758	3,227
Directors, resigned or retired from board	(9)	(4,066)
Loan repayments	(1,195)	(10,699)
Balance at December 31	$5,370	$2,816

At December 31, 2013, there was $2.7 million of unused lines of credit outstanding to directors and executive officers of the Company and its subsidiaries.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

Non-Accrual and Past Due Loans

The following tables present as of December 31, 2013 and 2012 an age analysis of past due loans, segregated by class of loans:

2013	30+ Days Past Due	Non- Accrual Loans	Total Past Due	Current	Total Loans
	(dollars in thousands)
Commercial and industrial	$70	$330	$400	$28,766	$29,166
Construction	36	1,206	1,242	52,083	53,325
Multi-family residential	—	1,004	1,004	18,735	19,739
Commercial real estate	446	4,441	4,887	164,289	169,176
Loans to individuals & overdrafts	4	5	9	8,766	8,775
1 to 4 family residential	318	1,092	1,410	33,596	35,006
HELOC	—	1,241	1,241	30,622	31,863
Deferred loan (fees) cost, net					(550)
	$874	$9,319	$10,193	$336,857	$346,500

2012	30+ Days Past Due	Non- Accrual Loans	Total Past Due	Current	Total Loans
	(dollars in thousands)
Commercial and industrial	$215	$319	$534	$28,763	$29,297
Construction	138	2,298	2,436	45,784	48,220
Multi-family residential	—	1,482	1,482	18,042	19,524
Commercial real estate	241	4,373	4,614	182,335	186,949
Loans to individuals & overdrafts	19	11	30	8,704	8,734
1 to 4 family residential	536	1,061	1,597	39,420	41,017
HELOC	30	582	612	33,991	34,603
Deferred loan (fees) cost, net					(452)
	$1,179	$10,126	$11,305	$357,039	$367,892

There were no loans greater than 90 days past due and still accruing interest at December 31, 2013 or 2012.

Loans are placed on non-accrual basis when it has been determined that all contractual principal and interest will not be received. Any payments received on these loans are applied to principal first and then to interest only after all principal has been collected. Impaired loans include all loans in non-accrual status, all troubled debt restructures, all substandard loans that are deemed to be collateral dependent, and other loans that management determines require reserves. In the case of an impaired loan that is still on accrual basis, payments are applied to both principal and interest.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

Impaired Loans

The following tables present information on loans that were considered to be impaired as of December 31, 2013 and December 31, 2012:

	Recorded Investment	Contractual Unpaid Principal Balance	Related Allowance for Loan Losses	December 31, 2013 Year to Date
				Average Recorded Investment	Interest Income Recognized on Impaired Loans
	(dollars in thousands)
2013:
With no related allowance recorded:
Commercial and industrial	$196	$257	$—	$473	$15
Construction	2,059	2,311	—	2,016	18
Commercial real estate	3,748	4,971	—	4,987	—
Loans to individuals & overdrafts	3	3	—	2	—
Multi-family residential	2,384	2,384	—	2,009	—
HELOC	767	854	—	595	98
1 to 4 family residential	2,427	2,731	—	2,788	5
Subtotal:	11,584	13,511	—	12,870	136
With an allowance recorded:
Commercial and industrial	267	267	63	101	18
Construction	328	406	91	426	2
Commercial real estate	5,695	5,695	541	4,761	39
Loans to individuals & overdrafts	2	2	—	14	—
Multi-family Residential	—	—	—	8	—
HELOC	553	553	320	314	—
1 to 4 family residential	553	553	88	885	9
Subtotal:	7,398	7,476	1,103	6,509	68
Totals:
Commercial	14,677	16,291	695	14,782	92
Consumer	5	5	—	16	—
Residential	4,300	4,691	408	4,581	112
Grand Total:	$18,982	$20,987	$1,103	$19,379	$204

Impaired loans at December 31, 2013 were approximately $19.0 million and were comprised of $9.3 million in non-accrual loans and $9.7 million in loans still in accruing status. Recorded investment represents the current principal balance for the loan, fees, and accrued interest. Approximately, $7.4 million of the $19.0 million in impaired loans at December 31, 2013 had specific allowances provided while the remaining $11.6 million had no specific allowances recorded. Of the $11.6 million with no allowance recorded, $2.1 million of those loans have had partial charge-offs recorded.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

	Recorded Investment	Contractual Unpaid Principal Balance	Related Allowance for Loan Losses	December 31, 2012 Year to Date
				Average Recorded Investment	Interest Income Recognized on Impaired Loans
		(dollars in thousands)
2012:
With no related allowance recorded:
Commercial and industrial	$545	$810	$—	$496	$20
Construction	2,376	2,940	—	2,088	20
Commercial real estate	5,987	6,475	—	9,988	195
Loans to individuals & overdrafts	3	13	—	123	—
Multi-family residential	1,442	1,442	—	1,501	—
HELOC	641	821	—	891	6
1 to 4 family residential	2,725	2,995	—	1,985	123
Subtotal:	13,719	15,496	—	17,072	364
With an allowance recorded:
Commercial and industrial	65	66	51	80	5
Construction	266	266	64	1,358	6
Commercial real estate	4,505	5,474	581	3,433	298
Loans to individuals & overdrafts	21	21	4	27	1
Multi-family Residential	40	40	9	25	—
HELOC	179	179	43	235	10
1 to 4 family residential	926	926	157	1,089	56
Subtotal:	6,002	6,972	909	6,247	376
Totals:
Commercial	15,226	17,513	705	18,969	544
Consumer	24	34	4	150	1
Residential	4,471	4,921	200	4,200	195
Grand Total:	$19,721	$22,468	$909	$23,319	$740

Impaired loans at December 31, 2012 were approximately $19.7 million and were comprised of $10.1 million in non-accrual loans and $9.6 million in loans still in accruing status. Recorded investment represents the current principal balance for the loan, fees, and accrued interest. Approximately, $6.0 million of the $19.7 million in impaired loans at December 31, 2012 had specific allowances provided while the remaining $13.7 million had no specific allowances recorded. Of the $13.7 million with no allowance recorded, $694,000 of those loans have had partial charge-offs recorded.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

Troubled Debt Restructurings

The following table presents loans that were modified as troubled debt restructurings (“TDRs”) within the previous twelve months with a breakdown of the types of concessions made by loan class during the twelve months ended December 31, 2013 and 2012:

	Twelve Months Ended December 31, 2013
	Number of loans	Pre- Modification Outstanding Recorded investments	Post- Modification Outstanding Recorded investments
	(dollars in thousands)
Below market interest rate:
Commercial and industrial	—	$—	$—
Construction	—	—	—
Commercial real estate	—	—	—
Loans to individuals and overdrafts	—	—	—
1 to 4 family residential	3	276	272
HELOC	—	—	—
Total	3	276	272
Extended payment terms:
Commercial and industrial	4	537	402
Construction	2	134	131
Commercial real estate	1	645	645
Multi-family residential	—	—	—
Loans to individuals and overdrafts	—	—	—
1 to 4 family residential	4	1,084	1,053
HELOC	—	—	—
Total	11	2,400	2,231
Other:
Commercial and industrial	—	—	—
Construction	—	—	—
Commercial real estate	1	163	159
Loans to individuals and overdrafts	—	—	—
1 to 4 family residential	3	203	195
HELOC	—	—	—
Total	4	366	354
Total	18	$3,042	$2,857

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

	Twelve Months Ended December 31, 2012
	Number of loans	Pre- Modification Outstanding Recorded investments	Post- Modification Outstanding Recorded investments
	(dollars in thousands)
Below market interest rate:
Commercial and industrial	—	$—	$—
Construction	—	—	—
Commercial real estate	—	—	—
Loans to individuals and overdrafts	—	—	—
1 to 4 family residential	—	—	—
HELOC	—	—	—
Total	—	—	—
Extended payment terms:
Commercial and industrial	1	116	114
Construction	2	294	284
Commercial real estate	4	1,281	863
Multi-family residential	1	1,524	1,514
Loans to individuals and overdrafts	—	—	—
1 to 4 family residential	2	100	96
HELOC	—	—	—
Total	10	3,315	2,871
Other:
Commercial and industrial	—	—	—
Construction	—	—	—
Commercial real estate	2	849	837
Loans to individuals and overdrafts	—	—	—
1 to 4 family residential	—	—	—
HELOC	6	306	301
Total	8	1,155	1,138
Total	18	$4,470	$4,009

As noted in the tables above, there were four and eight loans that were considered TDRs at December 31, 2013 and 2012, respectively, for reasons other than below market interest rates, extended terms or forgiveness of principal. These loans were renewed at terms that vary from those that the Company would enter into for new loans of this type.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

The following table presents loans that were modified as TDRs within the previous twelve months for which there was a payment default together with a breakdown of the types of concessions made by loan class during the twelve months ended December 31, 2013 and 2012:

Twelve months ended December 31, 2013
	Number of loans	Recorded investment
(dollars in thousands)
Below market interest rate:
Commercial and industrial	—	$—
Construction	—	—
Commercial real estate	—	—
Loans to individuals and overdrafts	—	—
1 to 4 family residential	—	—
HELOC	—	—
Total	—	—
Extended payment terms:
Commercial and industrial	3	402
Construction	2	131
Commercial real estate	—	—
Loans to individuals and overdrafts	—	—
Multi-family residential	—	—
1 to 4 family residential	1	47
HELOC	—	—
Total	6	580
Forgiveness of principal:
Commercial and industrial	—	—
Construction	—	—
Commercial real estate	—	—
Loans to individuals and overdrafts	—	—
1 to 4 family residential	—	—
HELOC	—	—
Total	—	—
Other:
Commercial and industrial	—	—
Construction	—	—
Commercial real estate	1	159
Loans to individuals and overdrafts	—	—
1-to-4 family residential	—	—
Multi-family residential	—	—
HELOC	—	—
Total	1	159
Total	7	$739

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

Twelve months ended December 31, 2012
	Number of loans	Recorded investment
(dollars in thousands)
Below market interest rate:
Commercial and industrial	—	$—
Construction	—	—
Commercial real estate	—	—
Loans to individuals and overdrafts	—	—
1 to 4 family residential	—	—
HELOC	—	—
Total	—	—
Extended payment terms:
Commercial and industrial	1	114
Construction	—	—
Commercial real estate	4	863
Loans to individuals and overdrafts	—	—
Multi-family residential	1	1,514
1 to 4 family residential	2	96
HELOC	—	—
Total	8	2,587
Forgiveness of principal:
Commercial and industrial	—	—
Construction	—	—
Commercial real estate	—	—
Loans to individuals and overdrafts	—	—
1 to 4 family residential	—	—
HELOC	—	—
Total	—	—
Other:
Commercial and industrial	—	—
Construction	—	—
Commercial real estate	—	—
Loans to individuals and overdrafts	—	—
1-to-4 family residential	—	—
Multi-family residential	—	—
HELOC	—	—
Total	—	—
Total	8	$2,587

At December 31, 2013, the Company had forty-three loans with a balance of $8.0 million that were considered to be troubled debt restructurings. Of those TDRs, twenty-eight loans with a balance totaling $6.5 million were still accruing as of December, 2013. The remaining fifteen TDRs with a balance totaling $1.5 million were in non-accrual status. All TDRs are included in non-performing assets and impaired loans.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

Credit Quality Indicators

As part of the on-going monitoring of the credit quality of the loan portfolio, management utilizes a risk grading matrix to assign a risk grade to each of the Company’s loans. All non-consumer loans are graded on a scale of 1 to 9. A description of the general characteristics of these nine different risk grades is as follows:

•	Risk Grade 1 (Superior) — Credits in this category are virtually risk-free and are well-collateralized by cash-equivalent instruments. The repayment program is well-defined and achievable. Repayment sources are numerous. No material documentation deficiencies or exceptions exist.
•	Risk Grade 2 (Very Good) — This grade is reserved for loans secured by readily marketable collateral, or loans within guidelines to borrowers with liquid financial statements. A liquid financial statement is a financial statement with substantial liquid assets relative to debts. These loans have excellent sources of repayment, with no significant identifiable risk of collection, and conform in all respects to Bank policy, guidelines, underwriting standards, and Federal and State regulations (no exceptions of any kind).
•	Risk Grade 3 (Good) — These loans have excellent sources of repayment, with no significant identifiable risk of collection. Generally, loans assigned this risk grade will demonstrate the following characteristics:
º	Conformity in all respects with Bank policy, guidelines, underwriting standards, and Federal and State regulations (no exceptions of any kind).
º	Documented historical cash flow that meets or exceeds required minimum Bank guidelines, or that can be supplemented with verifiable cash flow from other sources.
º	Adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.
•	Risk Grade 4 (Acceptable) — This grade is given to acceptable loans. These loans have adequate sources of repayment, with little identifiable risk of collection. Loans assigned this risk grade will demonstrate the following characteristics:
º	General conformity to the Bank’s policy requirements, product guidelines and underwriting standards, with limited exceptions. Any exceptions that are identified during the underwriting and approval process have been adequately mitigated by other factors.
º	Documented historical cash flow that meets or exceeds required minimum Bank guidelines, or that can be supplemented with verifiable cash flow from other sources.
º	Adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.
•	Risk Grade 5 (Acceptable With Care) — This grade is given to acceptable loans that show signs of weakness in either adequate sources of repayment or collateral, but have demonstrated mitigating factors that minimize the risk of delinquency or loss. Loans assigned this grade may demonstrate some or all of the following characteristics:
º	Additional exceptions to the Bank’s policy requirements, product guidelines or underwriting standards that present a higher degree of risk to the Bank. Although the combination and/or severity of identified exceptions is greater, all exceptions have been properly mitigated by other factors.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

º	Unproven, insufficient or marginal primary sources of repayment that appear sufficient to service the debt at this time. Repayment weaknesses may be due to minor operational issues, financial trends, or reliance on projected (not historic) performance.
º	Marginal or unproven secondary sources to liquidate the debt, including combinations of liquidation of collateral and liquidation value to the net worth of the borrower or guarantor.
•	Risk Grade 6 (Watch List or Special Mention) — Loans in this category can have the following characteristics:
º	Loans with underwriting guideline tolerances and/or exceptions and with no mitigating factors.
º	Extending loans that are currently performing satisfactorily but with potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank’s position at some future date. Potential weaknesses are the result of deviations from prudent lending practices.
º	Loans where adverse economic conditions that develop subsequent to the loan origination that don’t jeopardize liquidation of the debt but do substantially increase the level of risk may also warrant this rating.
•	Risk Grade 7 (Substandard) — A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as Substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Loans consistently not meeting the repayment schedule should be downgraded to substandard. Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action.
•	Risk Grade 8 (Doubtful) — Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt.
•	Risk Grade 9 (Loss) — Loans classified as Loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off the loan even though partial recovery may be affected in the future.

Consumer loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

•	Risk Grades 1 – 5 (Pass) — The loans in this category range from loans secured by cash with no risk of principal deterioration (Risk Grade 1) to loans that show signs of weakness in either adequate sources of repayment or collateral but have demonstrated mitigating factors that minimize the risk of delinquency or loss (Risk Grade 5).
•	Risk Grade 6 (Watch List or Special Mention) — Watch list or Special Mention loans include the following characteristics:
º	Loans within guideline tolerances or with exceptions of any kind that have not been mitigated by other economic or credit factors.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

º	Extending loans that are currently performing satisfactorily but with potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank’s position at some future date. Potential weaknesses are the result of deviations from prudent lending practices.
º	Loans where adverse economic conditions that develop subsequent to the loan origination that don’t jeopardize liquidation of the debt but do substantially increase the level of risk may also warrant this rating.
•	Risk Grade 7 (Substandard) — A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as Substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
•	Risk Grade 8 (Doubtful) — Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt.
•	Risk Grade 9 (Loss) — Loans classified Loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be affected in the future.

The following tables presents information on risk ratings of the commercial and consumer loan portfolios, segregated by loan class as of December 31, 2013 and 2012:

December 31, 2013
Commercial Credit Exposure By Internally Assigned Grade	Commercial and industrial	Construction	Commercial real estate	Multi-family residential
	(dollars in thousands)
Superior	$830	$40	$—	$—
Very good	—	—	—	—
Good	5,793	1,133	19,301	4,203
Acceptable	11,572	2,838	63,447	6,812
Acceptable with care	5,307	46,597	57,768	6,340
Special mention	5,122	1,126	21,305	1,380
Substandard	542	1,591	7,355	1,004
Doubtful	—	—	—	—
Loss	—	—	—	—
	$29,166	$53,325	$169,176	$19,739

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

Consumer Credit Exposure By Internally Assigned Grade	1-to-4 family residential	HELOC
Pass	$29,364	$30,116
Special mention	1,632	245
Substandard	4,010	1,502
	$35,006	$31,863

Consumer Credit Exposure Based On Payment Activity	Loans to individuals & overdrafts
Pass	$7,629
Non-pass	1,146
$8,775

December 31, 2012
Commercial Credit Exposure By Internally Assigned Grade	Commercial and industrial	Construction	Commercial real estate	Multi-family residential
	(dollars in thousands)
Superior	$296	$49	$—	$—
Very good	7	2	300	—
Good	7,406	715	19,623	—
Acceptable	7,482	3,818	66,716	7,320
Acceptable with care	12,803	37,625	70,895	9,704
Special mention	691	3,233	18,278	1,018
Substandard	612	2,778	11,137	1,482
Doubtful	—	—	—	—
Loss	—	—	—	—
	$29,297	$48,220	$186,949	$19,524

Consumer Credit Exposure By Internally Assigned Grade	1-to-4 family residential	HELOC
Pass	$33,944	$32,347
Special mention	2,839	1,103
Substandard	4,234	1,153
	$41,017	$34,603

Consumer Credit Exposure Based On Payment Activity	Loans to individuals & overdrafts
Pass	$8,634
Non-pass	100
$8,734

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

Allowance for Loan Losses

The allowance for loan losses is a reserve established through provisions for loan losses charged to income and represents management’s best estimate of probable loans losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated losses and risk inherent in the loan portfolio. The Company’s allowance for loan loss methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company’s process for determining the appropriate level of reserves is designed to account for changes in credit quality as they occur The provision for loan losses reflects loan quality trends, including the levels of, and trends related to, past due loans and economic conditions at the local and national levels. It also considers the quality and risk characteristics of the Company’s loan origination and servicing policies and practices.

Individual reserves are calculated according to ASC Section 310-10-35 against loans evaluated individually and deemed to most likely be impaired. Impaired loans include all loans in non-accrual status, all troubled debt restructures, all substandard loans that are deemed to be collateral dependent, and other loans that management determines require reserves.

In determining the loss history to be applied to its ASC 450 loan pools within the allowance for loan losses, the Company has previously used net charge-off history for most recent ten consecutive quarters. In determining the appropriate level of the allowance for loan losses at December 31, 2013, the loss history was expanded to fourteen consecutive quarters of net charge-offs. Since the most recent quarters contain a declining amount of charge offs coupled with a large number of recoveries and thus have a lower loss history than quarters from 2011 and 2012, management determined that the expansion of loss history better reflects the inherent losses in the current loan portfolio. The impact of this adjustment to the allowance for loan losses resulted in a $1.2 million increase to our loan loss reserves as compared to the methodology previously used. Loan loss provisions in 2013 have also been affected by the decline in overall loan balances during the year.

The Company expanded the loss history used in determining the appropriate level of the allowance for loan losses at December 31, 2012. The loss history was expanded from eight consecutive quarters to ten consecutive quarters of net charge-offs. Due to the declining amount of charge offs coupled with a large number of recoveries, management determined that the expansion of loss history better reflects the inherent losses in the current loan portfolio. The impact of this adjustment to the allowance for loan losses resulted in a $564,000 increase to our loan loss reserves at December 31, 2012, as compared to the methodology previously used. Loan loss provisions in 2012 were also affected by the decline in overall loan balances during the year.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE D — LOANS  – (continued)

The following tables present a roll forward of the Company’s allowance for loan losses by loan segment for the twelve month periods ended December 31, 2013 and 2012, respectively (in thousands):

2013

Allowance for loan losses	Commercial and industrial	Construction	Commercial real estate	1 to 4 family residential	HELOC	Loans to individuals & overdrafts	Multi- family residential	Total
Balance, beginning of period 01/01/2013	$278	$798	$4,946	$1,070	$627	$72	$106	$7,897
Provision for loan losses	(35)	(230)	(59)	(317)	288	60	(32)	(325)
Loans charged-off	(135)	(28)	(384)	(325)	(316)	(135)	—	(1,323)
Recoveries	137	25	96	398	81	68	—	805
Balance, end of period 12/31/2013	$245	$565	$4,599	$826	$680	$65	$74	$7,054
Ending Balance: individually evaluated for impairment	$63	$91	$541	$88	$320	$—	$—	$1,103
Ending Balance: collectively evaluated for impairment	$182	$474	$4,058	$738	$360	$65	$74	$5,951
Loans:
Ending Balance	$29,166	$53,325	$169,176	$35,006	$31,863	$8,775	$19,739	$347,050
Ending Balance: individually evaluated for impairment	$463	$2,387	$9,443	$2,980	$1,320	$5	$2,384	$18,982
Ending Balance: collectively evaluated for impairment	$28,703	$50,938	$159,733	$32,026	$30,543	$8,770	$17,355	$328,068

2012

Allowance for loan losses	Commercial and industrial	Construction	Commercial real estate	1 to 4 family residential	HELOC	Loans to individuals & overdrafts	Multi- family residential	Total
Balance, beginning of period 01/01/2012	$719	$1,540	$4,771	$1,661	$1,122	$94	$127	$10,034
Provision for loan losses	(2,962)	(339)	1,468	(591)	(110)	(42)	(21)	(2,597)
Loans charged-off	(193)	(720)	(1,580)	(232)	(459)	(70)	—	(3,254)
Recoveries	2,714	317	287	232	74	90	—	3,714
Balance, end of period 12/31/2012	$278	$798	$4,946	$1,070	$627	$72	$106	$7,897
Ending Balance: individually evaluated for impairment	$51	$64	$581	$157	$43	$4	$9	$909
Ending Balance: collectively evaluated for impairment	$227	$734	$4,365	$913	$584	$68	$97	$6,988
Loans:
Ending Balance	$29,297	$48,220	$186,949	$41,017	$34,603	$8,734	$19,524	$368,344
Ending Balance: individually evaluated for impairment	$611	$2,642	$10,492	$3,651	$819	$24	$1,482	$19,721
Ending Balance: collectively evaluated for impairment	$28,686	$45,578	$176,457	$37,366	$33,784	$8,710	$18,042	$348,623

The significant negative provision for the commercial and industrial category in 2012 was due primarily to a $2.6 million recovery on the previously reported loan fraud by a large relationship borrower.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE E — PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2013 and 2012:

	2013	2012
	(dollars in thousands)
Land	$3,105	$3,105
Buildings	9,144	9,068
Furniture and equipment	3,903	3,592
Leasehold improvements	40	29
Construction in progress	86	—
	16,278	15,794
Less accumulated depreciation	5,378	4,855
Total	$10,900	$10,939

Depreciation amounting to approximately $522,000, $581,000, and $659,000 for the years ended December 31, 2013, 2012, and 2011, respectively, is included in occupancy and equipment expense, data processing and other outsourced services expense and other expenses.

The Company has operating leases for its corporate offices and branches that expire at various times through 2027. Future minimum lease payments under the leases for years subsequent to December 31, 2013 are as follows (dollars in thousands):

2014	$199
2015	146
2016	109
2017	109
2018	109
Years thereafter	1,693
$2,365

During 2013, 2012, and 2011, payments under operating leases were approximately $185,000, $131,000, and $140,000, respectively. Lease expense was accounted for on a straight line basis.

NOTE F — DEPOSITS

At December 31, 2013 the Company had $448.4 million in total deposits which was comprised of $85.3 million in non-interest bearing deposits and $363.1 million in interest bearing deposits. Of the $363.1 million in interest bearing deposits, $16.6 million were in savings accounts, $124.6 million were in money market and NOW accounts, and $221.9 million were in time deposits.

The scheduled maturities of time deposits at December 31, 2013 are as follows:

Total Time Deposits
(dollars in thousands)
Three months or less	$18,190
Over three months through twelve months	64,867
Over one year through two years	52,913
Over two years through three years	40,530
Over three years through four years	41,124
Over four years through five years	4,255
Over five years	—
$221,879

Time deposits with balances of $100,000 or more at December 31, 2013 were $112.6 million.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE G — SHORT TERM AND LONG TERM DEBT

At December 31, 2013, the Company had $6.3 million in short term debt and $12.4 million in long term debt. Short term debt consisted entirely of securities sold under agreements to repurchase. Long term debt consisted solely of $12.4 million in junior subordinated debentures.

At December 31, 2012, the Company had $17.8 million in short term debt and $12.4 million in long term debt. Short term debt consisted of $15.8 million in securities sold under agreements to repurchase and FHLB advances with less than one year to maturity of $2.0 million. Long term debt consisted solely of $12.4 million in junior subordinated debentures.

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date and are classified as short term debt. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. These repurchase agreements are collateralized by U. S. Government agency obligations and all are floating rate. The following table presents certain information for securities sold under agreements to repurchase:

	2013	2012
	(Dollars in thousands)
Balance at December 31	$6,305	$15,848
Weighted average interest rate at December 31	0.37%	0.27%
Maximum amount outstanding at any month-end during the year	$17,300	$24,923
Average daily balance outstanding during the year	$13,516	$21,636
Average annual interest rate paid during the year	0.25%	0.33%

At December 31, 2012, the Company had $2.0 million in advances from the Federal Home Loan Bank of Atlanta or borrowings from the Federal Reserve Bank discount window. The $2.0 million in FHLB advances at December 31, 2012 were classified as short term borrowings.

On September 20, 2004, $12.4 million of junior subordinated debentures were issued to New Century Statutory Trust I (“the Trust”) in exchange for the proceeds of trust preferred securities issued by the Trust. All of the Trust’s common equity is owned by the Company. The junior subordinated debentures are included in long term debt and the Company’s equity interest in the Trust is included in other assets.

The Company pays interest on the junior subordinated debentures at an annual rate, reset quarterly, equal to 3 month LIBOR plus 2.15%. The debentures are redeemable on September 20, 2009 or afterwards in whole or in part, on any March 20, June 20, September 20 or December 20. Redemption is mandatory at September 20, 2034. The Company has fully and unconditionally guaranteed repayment of the trust-preferred securities. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company.

The trust preferred securities qualify as Tier 1 capital for regulatory capital purposes subject to certain limitations, none of which were applicable at December 31, 2013.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE H — INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(dollars in thousands)
Current tax provision:
Federal	$823	$38	$(19)
State	227	—	—
Total current tax provision (benefit)	1,050	38	(19)
Deferred tax provision:
Federal	526	2,217	(355)
State	227	567	(11)
Total deferred tax provision (benefit)	753	2,784	(366)
Net income tax provision (benefit)	$1,803	$2,822	$(385)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2013	2012	2011
	(dollars in thousands)
Income tax at federal statutory rate	$1,613	$2,536	$(186)
Increase (decrease) resulting from:
State income taxes, net of federal tax effect	300	374	(7)
Tax-exempt interest income	(66)	(68)	(72)
Income from life insurance	(80)	(84)	(87)
Incentive stock option expense	9	13	26
Other permanent differences	27	51	(59)
Provision for income taxes	$1,803	$2,822	$(385)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2013 and 2012 are as follows:

	2013	2012
	(dollars in thousands)
Deferred tax assets relating to:
Allowance for loan losses	$2,631	$3,044
Deferred compensation	327	401
Supplemental executive retirement plan	59	61
Net operating loss/net economic loss	—	295
Unrealized losses on available-for-sale securities	65	—
Write-downs on foreclosed real estate	77	107
AMT tax credit	25	58
Other	164	71
Total deferred tax assets	3,348	4,037
Deferred tax liabilities relating to:
Premises and equipment	(694)	(730)
Deferred loan fees/costs	(29)	(22)
Unrealized gains on available-for-sale securities	—	(699)
Core deposit intangible	(68)	(115)
Other	(77)	—
Total deferred tax liabilities	(868)	(1,566)
Net recorded deferred tax asset, included in other assets	$2,480	$2,471

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE H — INCOME TAXES  – (continued)

The Company’s policy is to report interest and penalties, if any, related to uncertain tax positions in income tax expense in the Consolidated Statements of Operations. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2010. As of December 31, 2013 and 2012 the Company has no uncertain tax provisions.

Deferred Tax Asset

The Company’s net deferred tax asset was $2.5 million at December 31, 2013 and 2012. In evaluating whether we will realize the full benefit of our net deferred tax asset, we consider both positive and negative evidence, including among other things recent earnings trends, projected earnings, and asset quality. As of December 31, 2013, management concluded that the Company’s net deferred tax assets were fully realizable. The Company will continue to monitor deferred tax assets closely to evaluate whether we will be able to realize the full benefit of our net deferred tax asset or whether there is any need for a valuation allowance. Significant negative trends in credit quality, losses from operations or other factors could impact the realization of the deferred tax asset in the future. The Company adjusted its net deferred tax asset as a result of reductions in the North Carolina corporate income tax rates that were enacted July 23, 2013, effective January 1, 2014 and January 1, 2015. The lower corporate income tax rate resulted in a reduction in the deferred tax asset in 2013 and an increase in the current period income tax expense for the year ended December 31, 2013.

The Company has no history of expiration of loss carry forwards. Management believes the Company’s forecasted earnings support a conclusion that a valuation allowance is not needed. Management closely monitors the previous twelve quarters of income (loss) before income taxes in evaluating the need for a deferred tax asset valuation allowance. This is referred to as the cumulative loss test.

As of December 31, 2013, the Company passed the cumulative loss test by $8.6 million excluding the one-time non-recurring recovery pertaining to the previously reported loan fraud by a large relationship borrower. The Company feels confident that deferred tax assets are more likely than not to be realized.

NOTE I — ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents changes in accumulated other comprehensive income for the three and twelve months ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012
	(In thousands)
Beginning balance	$1,078	$1,285
Unrealized loss on investment securities available for sale	(1,949)	(91)
Tax benefit	763	31
Other comprehensive loss before reclassification	(1,186)	(60)
Amounts reclassified from accumulated comprehensive income:
Realized loss on investment securities included in net income	—	(223)
Tax effect	—	76
Total reclassifications net of tax	—	(147)
Net current period other comprehensive income (loss)	(1,186)	(207)
Ending balance	$(108)	$1,078

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE J — REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2013, that the Company meets all capital adequacy requirements to which it is subject. The Company’s significant assets are its investments in New Century Bank and New Century Statutory Trust I.

Regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank. The North Carolina Commissioner of Banks and the FDIC are also authorized to prohibit the payment of dividends under certain other circumstances.

A significant measure of the strength of a financial institution is its capital base. Federal regulations have classified and defined capital into the following components: (1) Tier 1 capital, which includes common shareholders’ equity and qualifying preferred equity, and (2) Tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as Tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a financial institution to maintain capital as a percentage of its assets, and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets).

As the following tables indicate, at December 31, 2013 and 2012, the Company and its Bank subsidiary both exceeded minimum regulatory capital requirements as specified in the tables below.

	Actual		Minimum for capital adequacy purposes
The Company:	Amount	Ratio	Amount	Ratio
December 31, 2013:	(dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$72,676	19.26%	$30,187	8.00%
Tier 1 Capital (to Risk-Weighted Assets)	67,930	18.00%	15,093	4.00%
Tier 1 Capital (to Average Assets)	67,930	12.62%	21,523	4.00%

	Actual		Minimum for capital adequacy purposes
	Amount	Ratio	Amount	Ratio
December 31, 2012:	(dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$67,443	16.60%	$32,175	8.00%
Tier 1 Capital (to Risk-Weighted Assets)	62,229	15.34%	16,359	4.00%
Tier 1 Capital (to Average Assets)	62,229	10.78%	23,013	4.00%

There are no well-capitalized minimum requirements on holding companies like the Company.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE J — REGULATORY MATTERS  – (continued)

New Century Bank’s actual capital amounts and ratios are presented in the table below as of December 31, 2013 and 2012:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
The Bank:	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2013:	(dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$71,121	18.89%	$30,122	8.00%	37,652	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	66,385	17.63%	15,061	4.00%	22,591	6.00%
Tier 1 Capital (to Average Assets)	66,385	12.34%	21,523	4.00%	26,904	5.00%

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
The Bank:	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012:	(dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$65,917	16.24%	$32,584	8.00%	$40,733	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	60,791	14.98%	16,294	4.00%	24,440	6.00%
Tier 1 Capital (to Average Assets)	60,791	10.52%	22,995	4.00%	28,755	5.00%

During 2004, the Company issued $12.4 million of junior subordinated debentures to a newly formed subsidiary, New Century Statutory Trust I, which in turn issued $12.0 million of trust preferred securities. The proceeds from the sale of the trust preferred securities provided additional capital for the growth and expansion of the Bank. Under the current applicable regulatory guidelines, all of the proceeds from the issuance of these trust preferred securities qualify as Tier 1 capital as of December 31, 2013.

Management expects that the Bank will remain “well-capitalized” for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future.

NOTE K — OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis.

The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE K — OFF-BALANCE SHEET RISK  – (continued)

A summary of the contract amount of the Company’s exposure to off-balance sheet credit risk as of December 31, 2013 is as follows:

(In thousands)
Financial instruments whose contract amounts represent credit risk:
Undisbursed commitments	$71,882
Letters of credit	1,254

The Company has legally binding delayed equity commitments to private investment funds. These commitments are not expected to called, and therefore, are not reflected in the financial statements. The amount of these commitments at December 31, 2013 and 2012 was $200,000.

NOTE L — FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but clarifies and standardizes some divergent practices that have emerged since prior guidance was issued. ASC 820 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation.

Financial instruments include cash and due from banks, interest-earning deposits with banks, investments, loans, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.
•	Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.
•	Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flows models and similar techniques.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE L — FAIR VALUE MEASUREMENTS  – (continued)

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include U.S. government agencies — GSE’s, mortgage-backed securities issued by GSE’s and municipal bonds. Securities classified as Level 3 include asset-backed securities in less liquid markets.

The following tables summarize quantitative disclosures about the fair value measurement for each category of assets carried at fair value on a recurring basis as of December 31, 2013 and December 31, 2012 (dollars in thousands):

Investment securities available for sale December 31, 2013	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. government agencies – GSE’s	$34,665	$—	$34,665	$—
Mortgage-backed securities – GSE’s	41,065	—	41,065	—
Municipal bonds	8,106	—	8,106	—
Total	$83,836	$—	$83,836	$—

Investment securities available for sale December 31, 2012	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. government agencies – GSE’s	$37,154	$—	$37,154	$—
Mortgage-backed securities – GSE’s	35,954	—	35,954	—
Municipal bonds	8,383	—	8,383	—
Total	$81,491	$—	$81,491	$—

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC 310,”Receivables”. The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2013, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE L — FAIR VALUE MEASUREMENTS  – (continued)

The significant unobservable input used in the fair value measurement of the Company’s impaired loans range between 6 – 55% discount from appraisals for expected liquidation and sales costs at December 31, 2013 and 2012.

Foreclosed Real Estate

Foreclosed real estate are properties recorded at the lower of cost or net realizable value, less the estimated costs to sell, at the date of foreclosure. Inputs include appraised values on the properties or recent sales activity for similar assets in the property’s market. Therefore, foreclosed real estate is classified within Level 3 of the hierarchy.

The significant unobservable input used in the fair value measurement of the Company’s foreclosed real estate range between 6 – 20% and 16 – 20% discount from appraisals for expected liquidation and sales costs at December 31, 2013 and 2012, respectively.

The following tables summarize quantitative disclosures about the fair value measurement for each category of assets carried at fair value on a nonrecurring basis as of December 31, 2013 and December 31, 2012 (dollars in thousands):

Asset Category December 31, 2013	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$8,477	$—	$—	$8,477
Foreclosed real estate	2,008	—	—	2,008
Total	$10,485	$—	$—	$10,485

Asset Category December 31, 2012	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$5,787	$—	$—	$5,787
Foreclosed real estate	2,833	—	—	2,833
Total	$8,620	$—	$—	$8,620

As of December 31, 2013, the Bank identified $19.0 million in impaired loans, of which $9.9 million were carried at fair value on a non-recurring basis which included $7.4 million in loans that required a specific reserve of $1.1 million, and an additional $2.1 million in other loans without specific reserves that had charge-offs. As of December 31, 2012, the Bank identified $19.7 million in impaired loans, of which $8.1 million were carried at fair value on a non-recurring basis which included $6.0 million in loans that required a specific reserve of $909,000, and an additional $694,000 in other loans without specific reserves that had charge-offs.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE L — FAIR VALUE MEASUREMENTS  – (continued)

The following table presents the carrying values and estimated fair values of the Company’s financial instruments at December 31, 2013 and 2012:

	December 31, 2013
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
	(dollars in thousands)
Financial assets:
Cash and due from banks	$20,151	$20,151	$20,151	$—	$—
Interest-earning deposits in other banks	49,690	49,690	49,690	—	—
Federal funds sold	3,028	3,028	3,028	—	—
Investment securities available for sale	83,836	83,836	—	83,836	—
Loans, net	339,446	353,439	—	—	353,439
Accrued interest receivable	1,650	1,650	—	—	1,650
Stock in the FHLB	796	796	—	—	796
Other non-marketable securities	1,055	1,055	—	—	1,055
Financial liabilities:
Deposits	$448,458	$452,529	$—	$452,529	$—
Short-term debt	6,305	6,305	—	6,305	—
Long-term debt	12,372	7,517	—	7,517	—
Accrued interest payable	225	225	—	—	225

	December 31, 2012
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
	(dollars in thousands)
Financial assets:
Cash and due from banks	$13,498	$13,498	$13,498	$—	$—
Interest-earning deposits in
other banks	97,081	97,081	97,081	—	—
Federal funds sold	3,029	3,029	3,029	—	—
Investment securities available for sale	81,491	81,491	—	81,491	—
Loans, net	359,995	377,591	—	—	377,591
Accrued interest receivable	1,636	1,636	—	—	1,636
Stock in the FHLB	973	973	—	—	973
Other non-marketable securities	1,105	1,105	—	—	1,105
Financial liabilities:
Deposits	$498,559	$507,478	$—	$507,478	$—
Short-term debt	17,848	17,848	—	17,848	—
Long-term debt	12,372	8,451	—	8,451	—
Accrued interest payable	281	281	—	—	281

Cash and Due from Banks, Interest-Earning Deposits in Other Banks and Federal Funds Sold

The carrying amounts for cash and due from banks, interest-earning deposits in other banks and federal funds sold approximate fair value because of the short maturities of those instruments.

Investment Securities Available for Sale

Fair value for investment securities available for sale equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE L — FAIR VALUE MEASUREMENTS  – (continued)

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. However, the values likely do not represent exit prices due to distressed market conditions.

Stock in Federal Home Loan Bank of Atlanta

The fair value for FHLB stock approximates carrying value, based on the redemption provisions of the Federal Home Loan Bank.

Other Non Marketable Securities

The fair value of equity instruments in other non marketable securities is assumed to approximate carrying value.

Deposits

The fair value of demand deposits is the amount payable on demand at the reporting date. The fair values of time deposits are estimated using the rates currently offered for instruments of similar remaining maturities.

Short Term Debt

Short term debt at December 31, 2013 consists of sweep accounts. At December 31, 2012, short term debt includes FHLB advances with maturities of one year or less and sweep accounts. The fair value of short term FHLB advances is assumed to be approximate carrying value. The fair values of short term debt (sweep accounts that re-price weekly) are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Long Term Debt

The fair values of long term debt are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and payable approximate fair value, because of the short maturities of these instruments.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE M — EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Plan

The Company has a 401(k) Plan and substantially all employees participate in the Plan. The Company matches 100% of the first 6% of an employee’s compensation contributed to the plan. Expenses attributable to the Plan amounted to $267,000, $251,000, and $311,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Employment Agreements

The Company has entered into employment agreements with three executive officers to promote a stable and competent management base. These agreements provide for benefits as specified in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ right to receive certain vested rights, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will generally be bound by the terms of those contracts.

Supplemental Executive Retirement Plans

The Company implemented a nonqualified supplemental executive retirement plan for the former Chief Executive Officer during 2003. Benefits accrued and vested during the period of employment, and will be paid in monthly benefit payments over the officer’s life after retirement. Provisions of $17,000, $18,000, and $71,000 were expensed for future benefits to be provided under this plan during 2013, 2012 and 2011, respectively. In conjunction with the implementation of this plan, the Company has purchased life insurance on certain key officers to help offset plan accruals. The life insurance policies provide the payment of a death benefit in the event an insured officer dies prior to attainment of retirement age. The total liability under this plan at December 31, 2013 and 2012 was $319,000 and $359,000, respectively.

As part of the acquisition of Progressive State Bank (“Progressive”), the Company assumed a liability for the supplemental early retirement plan for Progressive’s Chief Executive Officer. Provisions of $19,000, $20,000, and $57,000 and were expensed in 2013, 2012 and 2011, resulting in a total liability of $379,000 and $394,000 as of December 31, 2013 and 2012, respectively. Corresponding to this liability, Progressive had purchased a life insurance policy on a key officer to help offset the expense associated with future benefit payments. This policy was acquired by the Company upon its acquisition of Progressive.

Directors Deferred Compensation

The Company has instituted a Directors’ Deferral Plan (“Deferral Plan”) whereby individual directors may elect annually to defer receipt of all or a designated portion of their directors’ fees for the coming year. Amounts so deferred are used to purchase shares of the Company’s common stock on the open market by the administrator of the Deferral Plan or to issue shares from the Company’s authorized but unissued shares, with such deferred compensation disbursed in the future as specified by the director at the time of his or her deferral election. All deferral amounts and matching contributions, if any, are paid into a rabbi trust with a separate account for each participant under the plan. Compensation and other expenses attributable to this plan for the years ended December 31, 2013, 2012 and 2011 were $230,000, $220,000, and $207,000, respectively. The Directors’ Deferral Plan was amended and restated on November 16, 2011 to ensure compliance with applicable regulations and to provide that the eventual payment of compensation deferred under the plan may be made only in the form of the Registrant’s common stock. A liability of $1.7 million related to this plan is included in shareholders’ equity.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE M — EMPLOYEE AND DIRECTOR BENEFIT PLANS  – (continued)

Stock Option Plans

The Company has shareholder approved stock option plans under which options are granted to directors and employees of the Company and its subsidiary.

•	Options granted under the 2004 Incentive Stock Option Plan vested over a five-year period with none vested at the time of grant. In 2013, 2012 and 2011, 6,500, 5,750 and 6,000 incentive stock options were granted under the 2004 Incentive Stock Option Plan, respectively.
•	On May 11, 2010, the shareholders of the Company approved the implementation of the New Century Bancorp, Inc. 2010 Omnibus Stock Ownership and Long Term Incentive Plan (the “Omnibus Plan”). The Omnibus Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock, long-term incentive compensation units and stock appreciation rights. Incentive stock options under the Omnibus Plan vest over a five-year period with none vested at the time of grant. Officers and other full-time employees of the Company and the Bank, including executive officers and directors, are eligible to receive awards under the Omnibus Plan. However, no projections have been made as to specific award terms or recipients. There were no incentive stock options granted under this plan in 2013 or 2012. In 2011, 37,500 incentive stock options were granted under the 2010 Omnibus Plan.

The estimated weighted average fair market value of each option awarded, using the Black-Scholes option pricing model, together with the assumptions used in estimating those weighted average fair values, are displayed below:

	2013	2012	2011
Estimated fair value of options granted	$3.40	$2.61	$2.43
Assumptions in estimating average option values:
Risk-free interest rate	1.34%	1.49%	2.55%
Dividend yield	0%	0%	0%
Volatility	49.28%	49.85%	47.06%
Expected life (in years)	8.00	8.00	7.25

A summary of the Company’s option plans as of and for the year ended December 31, 2013 is as follows:

		Outstanding Options		Exercisable Options
	Shares Available for Future Grants	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
At December 31, 2012	344,339	364,342	$8.53	327,761	$8.90
Options authorized	—	—	—	—	—
Options granted/vested	(6,500)	6,500	6.30	11,380	5.44
Options exercised	7,716	(7,716)	5.64	(7,716)	5.64
Options expired	7,243	(7,243)	5.65	(4,846)	5.97
Options forfeited	63,978	(63,978)	8.06	(58,913)	$(8.06)
At December 31, 2013	416,776	291,905	$8.74	267,666	$9.03

The aggregate intrinsic value of options outstanding as of December 31, 2013 and 2012 was $56,000 and $21,000, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2013 and 2012 was $27,000 and $5,000, respectively. Outstanding and exercisable options had no intrinsic value as of December 31, 2011. The unrecognized compensation expense for outstanding options at December 31, 2013, 2012, and 2011 was $47,000, $69,000, and $147,000, respectively. As of December 31, 2013, this cost is expected to be recognized over a weighted average period of 1.30 years.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE M — EMPLOYEE AND DIRECTOR BENEFIT PLANS  – (continued)

The weighted average remaining life of options outstanding and options exercisable as of December 31, 2013 was 2.17 years and 1.67 years, respectively. The weighted average remaining life of options outstanding and options exercisable as of December 31, 2012 was 2.94 years and 2.38 years, respectively. Information regarding the stock options outstanding at December 31, 2013 is summarized below:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable
$2.25 – $7.07	211,225	186,986
$7.08 – $10.69	20,380	20,380
$10.70 – $16.22	60,300	60,300
Outstanding at end of year	291,905	267,666

A summary of the status of the Company’s non-vested options as of December 31, 2013 and changes during the year ended December 31, 2013, is presented below:

Non-vested Options	Options	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2012	36,581	$2.64
Granted	6,500	3.40
Vested	57,700	5.44
Expired	(12,564)	5.97
Forfeited	(63,978)	8.06
Non-vested at December 31, 2013	24,239	2.81

For the years ended December 31, 2013, 2012 and 2011, the intrinsic value of options exercised was $8,000, and the grant-date fair value of options vested was $31,000, $63,000, $75,000, respectively. For the year ended December 31, 2013, $44,000 in cash was received from stock option exercises. No cash was received from stock option exercises for the year ended December 31, 2012.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE N — PARENT COMPANY FINANCIAL DATA

Following are the condensed balance sheets of New Century Bancorp as of and for the years ended December 31, 2013 and 2012 and the related condensed statements of operations and cash flows for each of the years in the three-year period ended December 31, 2013:

Condensed Balance Sheets
December 31, 2013 and 2012
(dollars in thousands)

	2013	2012
Assets
Cash balances with New Century Bank	$1,268	$1,437
Investment in New Century Bank	66,459	64,639
Investment in New Century Statutory Trust I	522	513
Other assets	284	109
Total Assets	$68,533	$66,698
Liabilities and Shareholders’ Equity
Junior subordinated debentures	$12,372	$12,372
Accrued interest and other liabilities	157	147
Shareholders’ equity:
Common stock	6,922	6,914
Additional paid-in capital	42,062	42,000
Retained earnings	7,128	4,187
Accumulated other comprehensive income (loss)	(108)	1,078
Total Shareholders’ Equity	56,004	54,179
Total Liabilities and Shareholders’ Equity	$68,533	$66,698

Condensed Statements of Operations
Years Ended December 31, 2013, 2012 and 2011
(dollars in thousands)

	2013	2012	2011
Dividends	$221	$—	$—
Equity in earnings (losses) of subsidiaries	3,211	4,929	115
Operating expense	(404)	(437)	(417)
Income tax benefit	134	145	139
Net income (loss)	$2,941	$4,637	$(163)

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE N — PARENT COMPANY FINANCIAL DATA  – (continued)

Condensed Statements of Cash Flows
Years Ended December 31, 2013, 2012 and 2011
(dollars in thousands)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,941	$4,637	$(163)
Equity in undistributed income of subsidiaries	(3,211)	(4,929)	(115)
Net change in other assets	(174)	667	647
Net change in other liabilities	10	(156)	177
Net cash provided (used) by operating activities	(434)	219	546
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from stock option issuance	44	165	—
Dividends	221	—	—
Net cash provided by financing activities	265	165	—
Net increase (decrease) in cash and cash equivalents	(169)	384	546
Cash and cash equivalents at beginning of year	1,437	1,053	507
Cash and cash equivalents, end of year	$1,268	$1,437	$1,053

NOTE O — RELATED PARTY TRANSACTIONS

During 2013, 2012 and 2011, there were no related party transactions other than loan transactions with the Company’s officers and directors as discussed in Note D.

All related party transactions are “arms length” transactions.

NOTE P — PREVIOUSLY REPORTED LOAN FRAUD

In 2010, the Bank discovered loan fraud in connection with one of the Bank’s largest loan relationships. The previously reported loan fraud included multiple loans to the same borrower and related entities and had been committed over a period of years.

In September 2010, $10.8 million in loans were charged-off pertaining to this previously reported loan fraud. The Bank is committed to employing every legal remedy available to recover losses arising from this loan fraud. During the years ended December 31, 2013, 2012 and 2011, $0, $2.6 million and $3.7 million of losses were recovered on these loans. Additionally, there were $0, $47,000 and $361,000 in legal and investigative fees incurred in the years ended December 31, 2013, 2012 and 2011 to determine the extent of the fraud and the potential for any additional losses or recoveries.

NOTE Q — BRANCH SALE

On April 6, 2012, the Bank sold all deposits and selected assets associated with two branch offices located in Pembroke and Raeford, North Carolina. The transaction was consummated pursuant to a definitive purchase and assumption agreement with Lumbee Guarantee Bank (“Lumbee”), Pembroke, North Carolina, which was entered into on December 20, 2011. The purchase price under the terms of the purchase and assumption agreement was $1.8 million which included $1.1 million for all real property and equipment and $688,000 for a deposit premium. The deposit premium was offset by the write-off of a core deposit intangible of $131,000 on these deposits resulting in a net gain of $557,000. Lumbee assumed $14.6 million in deposits plus accrued interest of $5,000 from the Bank and took assignment of all real property and equipment associated with the two branch offices, which totaled $1.1 million at April 6, 2012. The Bank retained all loans associated with the two branches except for approximately $338,000 plus accrued interest of $2,000 in

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

NOTE Q — BRANCH SALE  – (continued)

loans associated with deposit accounts which included overdraft protection loans and loans secured by time deposits. There was a separate payment for the loans purchased that was not included in the $1.8 million purchase price.

NOTE R — MERGER WITH SELECT BANCORP, INC.

On September 30, 2013, the Company signed a merger agreement with Select Bancorp, Inc. (“Select”), a bank holding company headquartered in Greenville, North Carolina, whose wholly-owned subsidiary, Select Bank & Trust Company, is a state-chartered commercial bank with approximately $265.3 million in assets. The merger, which is subject to required regulatory and shareholder approvals, will expand the Bank’s North Carolina presence with six branches in Greenville (two), Elizabeth City, Washington, Gibsonville and Burlington.

Under the terms of the agreement, shareholders of Select common stock will receive 1.8264 shares of New Century common stock for each share of Select common stock, for implied value of approximately $31.1 million in the aggregate, based on 2,475,000 shares of Select common stock outstanding and the $6.87 per share closing price of New Century common stock on September 27, 2013, valuing each share of Select common stock at $12.55.

In addition, each share of Select’s issued and outstanding preferred stock will be exchanged for one share of newly issued New Century preferred stock having terms substantially identical to Select preferred stock. All of the issued and outstanding shares of Select’s preferred stock are held by the Secretary of the United States Treasury and were issued in connection with Select’s participation in the Small Business Lending Fund.

The merger is expected to close in mid-2014.

NOTE S — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date and time the financial statements were issued and determined there are no subsequent events to disclose.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Select Bancorp, Inc.
Greenville, North Carolina

We have audited the accompanying consolidated financial statements of Select Bancorp, Inc. and subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Bancorp, Inc. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

February 25, 2014

Select Bancorp, Inc.
Consolidated Balance Sheets
December 31, 2013 and 2012

	2013	2012
Assets
Cash and due from banks	$12,386,537	$11,700,465
Certificates of deposit with banks	747,000	2,223,000
Investment securities available for sale, at fair value	43,019,297	34,317,675
Loans	214,402,359	199,772,231
Allowance for loan losses	(3,620,696)	(3,578,953)
Net loans	210,781,663	196,193,278
Accrued interest receivable	965,090	998,936
Stock in Federal Home Loan Bank of Atlanta	1,164,500	997,500
Premises and equipment, net	6,527,763	6,476,011
Goodwill	1,488,266	1,488,266
Other assets	3,323,744	3,051,558
Total assets	$280,403,860	$257,446,689
Liabilities and Shareholders' Equity
Liabilities
Deposits:
Noninterest-bearing demand	$33,505,638	$25,780,004
Savings, money market and NOW	92,229,862	87,690,798
Time	99,953,447	92,517,728
Total deposits	225,688,947	205,988,530
Accrued interest payable	102,655	81,972
Short term borrowings	2,543,681	4,936,559
Long term borrowings	18,644,444	15,000,000
Accrued expenses and other liabilities	346,589	344,279
Total liabilities	247,326,316	226,351,340
Commitments and contingencies (Note 5, 11)
Shareholders’ equity
Preferred stock, 992,355 shares authorized; none issued	—	—
Non-cumulative perpetual preferred stock (Series A), 7,645 shares authorized, issued and outstanding	7,645,000	7,645,000
Common stock, $1 par value; 10,000,000 shares authorized; and 2,393,261 shares issued and outstanding at December 31, 2013 2,359,706 shares issued and outstanding at December 31, 2012	2,393,261	2,359,706
Additional paid-in capital	13,390,905	13,113,977
Retained earnings	9,356,629	6,931,141
Accumulated other comprehensive income	291,749	1,045,525
Total shareholders’ equity	33,077,544	31,095,349
Total liabilities and shareholders’ equity	$280,403,860	$257,446,689

See Notes to Consolidated Financial Statements

Select Bancorp, Inc.
Consolidated Statements of Income
For the years ended December 31, 2013 and 2012

	2013	2012
Interest income
Loans and fees on loans	$10,168,074	$9,544,621
Investments	991,219	1,050,954
Federal funds sold and deposits in other banks	72,783	77,616
Total interest income	11,232,076	10,673,191
Interest expense
Money market, NOW and savings deposits	267,592	436,830
Time deposits	1,396,083	1,205,018
Borrowings	600,619	595,428
Total interest expense	2,264,294	2,237,276
Net interest income	8,967,782	8,435,915
Provision for loan losses	300,000	1,200,000
Net interest income after provision for loan losses	8,667,782	7,235,915
Noninterest income
Deposit and other service charge income	590,663	529,740
Mortgage operations	184,225	175,260
Fees and commissions from security brokerage	192,176	171,740
Other noninterest income	154,903	105,284
Net realized gains on sale of investment securities	58,361	43,746
Total noninterest income	1,180,328	1,025,770
Noninterest expense
Salaries and employee benefits	3,169,411	2,832,168
Occupancy and equipment	678,316	541,344
Advertising and promotion	92,723	111,965
Data processing and outside service fees	792,726	713,124
Office supplies, printing and postage	125,575	101,680
Professional services	301,395	154,672
FDIC insurance	147,200	156,983
Other	682,826	698,310
Total noninterest expense	5,990,172	5,310,246
Income before income taxes	3,857,938	2,951,439
Income taxes	1,356,000	976,000
Net income	2,501,938	1,975,439
Effective dividend on preferred stock	76,450	76,450
Net income available to common shareholders	$2,425,488	$1,898,989
Basic net income per weighted average common share	$1.02	$0.83
Basic weighted average common shares outstanding	2,384,756	2,300,910
Diluted net income per weighted average common share	$0.99	$0.81
Diluted weighted average common shares outstanding	2,456,302	2,335,996

See Notes to Consolidated Financial Statements

Select Bancorp, Inc.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2013 and 2012

	2013	2012
Net income	$2,501,938	$1,975,439
Other comprehensive income:
Unrealized (losses) gains on investment securities arising during the period	(1,167,292)	713,832
Tax related to unrealized losses (gains)	449,408	(274,828)
	(717,884)	439,004
Reclassification to realized gains	(58,361)	(43,746)
Tax related to realized gains	22,469	16,843
	(35,892)	(26,903)
Total	(753,776)	412,101
Total comprehensive income	$1,748,162	$2,387,540

See Notes to Consolidated Financial Statements

Select Bancorp, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2013 and 2012

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2011	7,645	$7,645,000	2,275,306	$2,275,306	$12,541,116	$5,032,152	$633,424	$28,126,998
Net income	—	—	—	—	—	1,975,439	—	1,975,439
Other comprehensive income	—	—	—	—	—	—	412,101	412,101
Issuance of common stock due to options exercised	—	—	84,400	84,400	469,696	—	—	554,096
Preferred stock dividend	—	—	—	—	—	(76,450)	—	(76,450)
Stock option expense	—	—	—	—	66,924	—	—	66,924
Tax benefit of non-qualified options exercised	—	—	—	—	36,241	—	—	36,241
Balance, December 31, 2012	7,645	7,645,000	2,359,706	2,359,706	13,113,977	6,931,141	1,045,525	31,095,349
Net income	—	—	—	—	—	2,501,938	—	2,501,938
Other comprehensive loss	—	—	—	—	—	—	(753,776)	(753,776)
Issuance of common stock due to options exercised	—	—	33,555	33,555	223,610	—	—	257,165
Preferred stock dividend	—	—	—	—	—	(76,450)	—	(76,450)
Stock option expense	—	—	—	—	30,405	—	—	30,405
Tax benefit of non-qualified options exercised	—	—	—	—	22,913	—	—	22,913
Balance, December 31, 2013	7,645	$7,645,000	2,393,261	$2,393,261	$13,390,905	$9,356,629	$291,749	$33,077,544

See Notes to Consolidated Financial Statements

Select Bancorp, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net income	$2,501,938	$1,975,439
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease (increase) in deferred income taxes	25,642	(94,250)
Net gain on sale of securities	(58,361)	(43,746)
Depreciation and amortization	360,726	326,300
Provision for loan losses	300,000	1,200,000
Amortization of premiums on securities, net	236,391	274,755
Stock based compensation	30,405	66,924
Gain on sale of equipment	(9,991)	—
Gain on sale of foreclosed real estate	(1,452)	(6,434)
Income from bank owned life insurance	(57,250)	(60,857)
Change in assets and liabilities:
Decrease (increase) in accrued interest receivable	33,846	(114,332)
Decrease in other assets	130,262	255,822
Increase (decrease) in accrued interest payable	20,683	(28,561)
Increase (decrease) in accrued expenses and other liabilities	2,310	(4,543)
Net cash provided by operating activities	3,515,149	3,746,517
Cash flows from investing activities
Proceeds from maturities and redemptions of certificates of deposit with banks	1,476,000	417,000
Net increase in loans	(14,872,935)	(29,560,359)
Purchases of bank premises and equipment	(368,987)	(996,853)
Purchases of available for sale securities	(15,162,916)	(12,468,054)
Proceeds from sales of available for sale securities	1,642,821	1,562,500
Proceeds from maturities, calls, and principal paid on available for sale securities	3,414,790	3,475,078
(Purchases) sales of Federal Home Loan Bank stock	(167,000)	72,200
Proceeds from sales of foreclosed real estate	76,452	544,147
Net cash acquired with branch acquisition	—	21,835,445
Net cash used by investing activities	(23,961,775)	(15,118,896)
Cash flows from financing activities
Net increase in deposits	19,700,417	16,207,063
(Decrease) increase in short term borrowings	(2,392,878)	2,523,053
Proceeds from long term borrowings	4,000,000	—
Repayments of long term borrowings	(355,556)	—
(Decrease) increase in federal funds purchased	—	(4,150,000)
Dividends paid on preferred stock	(76,450)	(76,450)
Proceeds from exercise of stock options	257,165	554,096
Net cash provided by financing activities	21,132,698	15,057,762
Net increase in cash and cash equivalents	686,072	3,685,383
Cash and cash equivalents, beginning	11,700,465	8,015,082
Cash and cash equivalents, ending	$12,386,537	$11,700,465
Supplemental disclosure of cash flow information
Interest paid	$2,243,611	$2,254,134
Income taxes	$1,202,000	$979,000
Supplemental disclosure of noncash financing and investing activities
Unrealized (loss) gain on securities available for sale, net	$(753,776)	$412,101
Loans originated to finance sale of equipment	$15,450	$—
Tax benefit of non-qualified options exercised	$22,913	$36,241

Noncash assets acquired and liabilities assumed in business combinations are presented in Note 15

See Notes to Consolidated Financial Statements

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 1. Nature of Business

Organization and operations

Select Bank & Trust Company (the “Bank”) was incorporated and began banking operations on August 3, 2004. Effective June 19, 2008, the Bank became a wholly owned subsidiary of Select Bancorp, Inc. (“Select” or the “Company”), a financial holding company whose principal business activity consists of the ownership of the Bank. The Bank is engaged in general commercial and retail banking in the following North Carolina locations: Greenville/Pitt County, Elizabeth City/Pasquotank County, Washington/Beaufort County, Gibsonville/Guilford County, and Burlington/Alamance County. The Bank operates under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

The Bank has one wholly-owned subsidiary, Select Real Estate Holdings, LLC (“Holdings”), whose principal activity is to own and serve as lessor on certain buildings, improvements and land of the Bank. Holdings began operations on January 5, 2009.

Basis of presentation

The consolidated financial statements include the accounts and transactions of the Company, and its wholly owned subsidiary, Select Bank & Trust Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of goodwill.

Cash Equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include those amounts included in the balance sheet captions “Cash and due from banks”.

Certificates of Deposit with Banks

Certificates of deposits with banks currently have original maturities ranging from February 2014 through September 2014 and bear interest at rates ranging from 1.05% to 1.15%. None of the certificates of deposits had maturities of three months or less at the time of origination.

Investment Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Bank’s entire portfolio for the years presented was available for sale.

Investment Securities, continued

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 2. Summary of Significant Accounting Policies  – (continued)

their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Discounts and premiums on any purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Interest is accrued and credited to income based on the principal amount outstanding.

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are current or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt (as determined by the contractual terms of the note). Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms.

While a loan (including an impaired loan) is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding. When the future collectability of the recorded loan balance is not in doubt, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged-off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 2. Summary of Significant Accounting Policies  – (continued)

not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Foreclosed real estate

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations of the property are periodically performed by management and the real estate is carried at fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation of the real estate are included in other noninterest expense. Foreclosed real estate totaling $221,000 and $296,000 at December 31, 2013 and 2012, respectively, is included within other assets on the consolidated balance sheets.

Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which is 35 to 39.5 years for buildings and improvements and 3 to 15 years for furniture and equipment. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Bank estimated that fair value equals cost and that this investment was not impaired at December 31, 2013 or 2012.

Core Deposit Intangible and Goodwill

Core deposit intangibles and goodwill result from branch acquisitions accounted for as a business combinations. Core deposit intangibles, included in other assets, are being amortized on a 150% declining balance basis over a ten-year life based upon historical studies of core deposits. Core deposit intangibles resulting from branch acquisitions total approximately $449,000. After accumulated amortization of approximately $188,000, the net core deposit intangible of $261,000 at December 31, 2013 is included in other assets. Amortization expense of $48,950 and $54,765 is included in other noninterest expense for the years ending December 31, 2013 and 2012, respectively.

Future amortization is expected to total approximately $46,000 for 2014 and will decline in subsequent years until the balance has been fully amortized.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations. Goodwill is not amortized but is tested annually for impairment or at any time an

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 2. Summary of Significant Accounting Policies  – (continued)

event occurs or circumstances change that may trigger a decline in the value of the reporting unit. Examples of such events or circumstances include adverse changes in legal factors, business climate, unanticipated competition, change in regulatory environment or loss of key personnel. Management’s annual goodwill impairment evaluation performed as of October 31, 2013 concluded that there was no impairment.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Company owned life insurance, included in other assets, is recorded at its cash surrender value or the amount that can be realized of $2,206,746 and $2,149,495 at December 31, 2013 and 2012, respectively.

Borrowings

Borrowings consist of securities sold under agreements to repurchase, federal funds purchased, short term discount window borrowings from the Federal Reserve Bank and short and long-term Federal Home Loan Bank advances.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Effective January 1, 2009, the Company adopted the Financial Accounting Standards Board’s (“FASB”) authoritative guidance on accounting for uncertainty in income taxes. The guidance clarifies the accounting for the recognition and measurement of the benefits of individual tax positions in the financial statements. Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company’s financial statements. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2013 and 2012. Interest and penalties related to income tax assessments, if any, are reflected in income taxes in the accompanying statement of operations. Fiscal years ending on or after December 31, 2010 remain subject to examination by federal and state tax authorities.

Stock Compensation Plans

The Company recognizes compensation cost relating to stock options in the consolidated financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The Company measures the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and recognizes the cost over the period the employee is required to provide services in exchange for the award (presumptively the vesting period). The Company is permitted to use any option-pricing model that meets the fair value objective. The Company recognizes the excess tax benefits as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

Per Share Results

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and are determined using the treasury stock method. For the year ended December 31, 2013 and 2012, the dilutive effect of options

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 2. Summary of Significant Accounting Policies  – (continued)

outstanding increased the weighted-average number of common shares outstanding by 71,546 and 35,086, respectively. There were no anti-dilutive options outstanding at December 31, 2013 and 96,345 anti-dilutive options outstanding at December 31, 2012.

Comprehensive Income

The Company reports as comprehensive income all changes in shareholders' equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In February 2013, the FASB issued Acounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This guidance is the culmination of the FASB's deliberation on reporting reclassification adjustments from accumulated other comprehensive income (“AOCI”). The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income. However, the amendments require disclosure of amounts reclassified out of AOCI in its entirety, by component, on the face of the statement of operations or in the notes thereto. Amounts that are not required to be reclassified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. This standard is effective for nonpublic entities prospectively for annual and interim reporting periods beginning after December 15, 2013.

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

Off-Balance-Sheet Risk

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements and equity lines of credit. Such financial instruments are recorded when they are funded.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2014, the date the financial statements were available to be issued. See Note 17 for subsequent event disclosures.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 3. Investment Securities

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, at December 31, 2013 and 2012 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2013
Mortgage-backed securities	$12,417,401	$71,581	$(83,528)	$12,405,454
Municipals	15,393,998	292,692	(204,979)	15,481,711
Corporate securities	7,246,087	289,169	—	7,535,256
Structured agency securities	7,487,422	125,824	(16,370)	7,596,876
	$42,544,908	$779,266	$(304,877)	$43,019,297

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2012
Mortgage-backed securities	$3,094,909	$220,917	$—	$3,315,826
Municipals	14,005,476	885,964	(11,348)	14,880,092
Corporate securities	9,328,431	396,425	(5,919)	9,718,937
Structured agency securities	6,188,815	215,771	(1,766)	6,402,820
	$32,617,631	$1,719,077	$(19,033)	$34,317,675

Mortgage-backed securities are government sponsored and are not private label securities. Structured agency securities are held primarily with Federal Home Loan Bank and other government sponsored entities.

The amortized cost and estimated market value of debt securities at December 31, 2013 by contractual maturity are as shown below.

	Amortized Cost	Market Value
Available for sale:
Due within one year	$1,513,697	$1,529,755
Due after one year but within five years	8,750,595	9,162,199
Due after five years but within ten years	12,885,693	12,978,464
Due in excess of ten years	19,394,923	19,348,879
Total	$42,544,908	$43,019,297

Securities with a carrying value of $18.0 million and $12.2 million held at the Federal Home Loan Bank were pledged to secure outstanding repurchase agreements and public deposits at December 31, 2013 and 2012, respectively.

For the year ended December 31, 2013 and 2012, proceeds from sales of investment securities amounted to $1,642,821 and $1,562,500, respectively. There were no gross losses realized on sales of securities during 2013 and 2012. Gross gains realized on sale of securities were $58,361 and $43,746 for 2013 and 2012 respectively, presented within non-interest income on the consolidated statements of income. There were no unrealized gains or losses included in earnings during 2013 and 2012.

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, for the investment securities with unrealized losses at December 31, 2013 and 2012. The 2013 unrealized losses pertain to two structured agency securities, sixteen municipal securities, and five mortgage-backed securities.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 3. Investment Securities  – (continued)

These unrealized losses are primarily the result of volatility in the market and are related to market interest rates. Since none of the unrealized losses relate to marketability of the securities or the issuer’s ability to honor redemption obligations, none of the securities are deemed to be other than temporarily impaired.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2013
Structured agency securities	$2,089,623	$(16,370)	$—	$—	$2,089,623	$(16,370)
Municipal securities	4,790,724	(172,750)	537,803	(32,229)	5,328,527	(204,979)
Mortgage-backed securities	6,459,721	(83,528)	—	—	6,459,721	(83,528)
Total	$13,340,068	$(272,648)	$537,803	$(32,229)	$13,877,871	$(304,877)
December 31, 2012
Structured agency securities	$985,513	$(1,766)	$—	$—	$985,513	$(1,766)
Municipal securities	569,784	(11,348)	—	—	569,784	(11,348)
Corporate securities	1,082,197	(5,919)	—	—	1,082,197	(5,919)
Total	$2,637,494	$(19,033)	$—	$—	$2,637,494	$(19,033)

Note 4. Loans

Following is a summary of loans at December 31, 2013 and 2012:

	2013	2012
Real estate loans:
One to four family residential	$62,773,514	$50,306,623
Multi-family residential and commercial	97,514,809	89,793,405
Construction	17,442,396	21,415,085
Secured by farmland	9,134,232	9,320,650
Home equity lines of credit (HELOC)	8,217,810	8,575,130
Total real estate loans	195,082,761	179,410,893
Other loans:
Commercial and industrial	18,388,004	19,019,895
Loans to individuals	914,045	1,399,668
Total other loans	19,302,049	20,419,563
Total loans	214,384,810	199,830,456
Less: Allowance for loan losses	(3,620,696)	(3,578,953)
Deferred loan costs (fees), net	17,549	(58,225)
Total loans, net	$210,781,663	$196,193,278

Loans are primarily made in Pitt, Pasquotank, Beaufort, Guilford, and Alamance Counties, North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and industrial loans can be affected by the local economic conditions.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 4. Loans  – (continued)

The Company has had loan transactions with its directors and executive officers. Such loans were made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and did not involve more than the normal risk of collectability or present other unfavorable features. A summary of related party loan transactions is as follows:

	2013	2012
Balance at beginning of year	$5,566,037	$5,715,488
Loan disbursements	8,197	1,318,288
Loans repayments	(1,974,270)	(835,943)
Board member resignations	(490,000)	(631,796)
Balance at end of year	$3,109,964	$5,566,037

The Company had pre-approved but unused lines of credit totaling approximately $4,138,000 and $1,578,000 to executive officers, directors and their related interests at year end 2013 and 2012, respectively.

The following describe the risk characteristics relevant to each of the portfolio segments.

Real estate

Commercial and residential real estate secured loans are underwritten utilizing independent appraisal or evaluations and financial analysis of the borrowers. These loans are either cash flow loans or development loans paid from the real estate sale and secondarily as loans secured by real estate. Commercial real estate non-farm/non-residential loans, multifamily residential real estate loans, and farm land lending typically involves higher risk and higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Loans within these three segments may be more adversely affected by conditions in real estate markets or the general economy. The properties securing the loans within these segments are principally secured by owner-occupied buildings, commercial rental properties, farm land, and residential rental properties. Management monitors and evaluates loans within these segments based on collateral, market area and risk grade criteria. Residential HELOC and 1-4 family real estate loans are typically secured by the primary residence of the borrower and the combined loan-to-value ratio is usually 90% or less. Construction and land development loans are generally based upon estimates of costs and value associated with the project as completed. Construction and land development loans often involve the disbursement of funds with the repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans or sales of developed property. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions, availability of long-term financing and government regulation of real property.

Commercial and industrial

Non-real estate secured commercial and industrial loans are underwritten after analyzing the borrowers’ financial condition and ability to generate profits sufficient to support the loans. Commercial and industrial loans are primarily made based on the indentified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower and the guarantors, as applicable. The cash flows of borrowers, however, may not materialize as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable, inventory or equipment and usually incorporate a personal guaranty. In the case of loans secured by accounts receivable, the availability of the funds for repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 4. Loans  – (continued)

The ending balances of loans and the related allowance presented by portfolio class and allowance methodology as of December 31, 2013 and 2012 are as follows (in thousands):

	December 31, 2013
			ProductionResidential Real Estate
	Real Estate Construction	Secured by Farmland	Mortgage HELOC	Mortgage 1-4 Family	Mortgage Multifamily	Commercial Real Estate	Commercial & Industrial	Loans to Individuals	Total
Allowance for loan losses:
Balance at beginning of period	$187	$41	$37	$522	$430	$1,724	$413	$225	$3,579
Charge-offs	(8)	(89)	—	—	(102)	—	(76)	(4)	(279)
Recoveries	—	9	—	—	—	—	10	2	21
Provision charged to operating expense	(41)	189	6	18	314	(181)	89	(94)	300
Ending Balance	$138	$150	$43	$540	$642	$1,543	$436	$129	$3,621
Ending Balance: individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Ending Balance: collectively evaluation for impairment	$138	$150	$43	$540	$642	$1,543	$436	$129	$3,621
Loans:
Ending Balance	$17,444	$9,135	$8,218	$62,779	$21,696	$75,826	$18,390	$914	$214,402
Ending Balance: individually evaluated for impairment	$—	$—	$—	$380	$—	$932	$—	$—	$1,312
Ending Balance: collectively evaluation for impairment	$17,444	$9,135	$8,218	$62,399	$21,696	$74,894	$18,390	$914	$213,090

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 4. Loans  – (continued)

	December 31, 2012
			Production Residential Real Estate
	Real Estate Construction	Secured by Farmland	Mortgage HELOC	Mortgage 1-4 Family	Mortgage Multifamily	Commercial Real Estate	Commercial & Industrial	Loans to Individuals	Total
Allowance for loan losses:
Balance at beginning of period	$138	$29	$116	$576	$327	$1,189	$537	$13	$2,925
Charge-offs	(5)	—	—	(47)	(163)	(90)	(154)	(99)	(558)
Recoveries	—	—	—	—	—	6	5	1	12
Provision charged to operating expense	54	12	(79)	(7)	266	619	25	310	1,200
Ending Balance	$187	$41	$37	$522	$430	$1,724	$413	$225	$3,579
Ending Balance: individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Ending Balance: collectively evaluation for impairment	$187	$41	$37	$522	$430	$1,724	$413	$225	$3,579
Loans:
Ending Balance	$21,412	$9,320	$8,575	$50,298	$19,845	$69,913	$19,013	$1,396	$199,772
Ending Balance: individually evaluated for impairment	$—	$—	$—	$230	$641	$940	$147	$64	$2,022
Ending Balance: collectively evaluation for impairment	$21,412	$9,320	$8,575	$50,068	$19,204	$68,973	$18,866	$1,332	$197,750

Credit Risk Profile by Internally Assigned Grade

The loan portfolio is reviewed, both internally and through the use of independent external sources, to validate the credit risk on a periodic basis. Also, loans are monitored for credit quality on a monthly basis through evaluation of past due status. The composition of the loans outstanding at December 31, 2013 and 2012 by credit quality indicator is provided below (in thousands). The credit quality indicators used are dependent on the portfolio segment to which the loan relates.

			Residential Real Estate
	Real Estate Construction	Secured by Farmland	Mortgage HELOC	Mortgage 1-4 Family	Mortgage Multifamily	Commercial Real Estate	Commercial & Industrial	Loans to Individuals	Total
December 31, 2013
Grade:
Excellent(1 – 2)	$—	$—	$—	$45	$—	$190	$297	$2	$534
Good(3)	—	—	303	795	—	1,598	679	24	3,399
Average(4)	15,672	3,326	7,151	51,083	19,257	66,508	14,960	684	178,641
Below Average(5)	1,772	3,417	764	7,210	2,439	6,844	1,374	198	24,018
Special Mention(6)	—	2,392	—	2,784	—	9	979	5	6,169
Substandard(7)	—	—	—	862	—	677	101	1	1,641
Doubtful(8)	—	—	—	—	—	—	—	—	—
Loss(9)	—	—	—	—	—	—	—	—	—
Total	$17,444	$9,135	$8,218	$62,779	$21,696	$75,826	$18,390	$914	$214,402
December 31, 2012
Grade:
Excellent(1 – 2)	$—	$—	$—	$45	$—	$205	$25	$—	$275
Good(3)	42	—	61	748	—	2,973	1,733	17	5,574
Average(4)	17,962	6,436	8,197	42,089	17,290	61,070	15,445	1,115	169,604
Below Average(5)	2,815	325	317	6,605	1,914	5,152	1,465	199	18,792
Special Mention(6)	—	2,559	—	312	—	427	75	—	3,373
Substandard(7)	593	—	—	499	641	86	270	65	2,154
Doubtful(8)	—	—	—	—	—	—	—	—	—
Loss(9)	—	—	—	—	—	—	—	—	—
Total	$21,412	$9,320	$8,575	$50,298	$19,845	$69,913	$19,013	$1,396	$199,772

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 4. Loans  – (continued)

Loan credit quality indicators for all loans within the portfolio are developed through review of individual borrowers on an ongoing basis. The indicators represent the rating for loans as of the date presented based on the most recent assessment performed. These credit quality indicators are defined below.

Risk Grade Definitions

Excellent (1 – 2) — Loans within these grades are secured by either cash collateral on deposit or readily marketable collateral, or loans to borrowers with liquid financial statements.

Good (3) — This grade is reserved for the Bank’s top quality loans that do not meet the definition of a Risk Grade 1 or 2, as described above. These loans have excellent sources of repayment, with no significant identifiable risk of collection.

Average (4) — This grade is given to acceptable loans. These loans have adequate sources of repayment, with little identifiable risk of collection.

Below Average (5) — This grade is given to acceptable loans that show signs of weakness in either adequate sources of repayment or collateral but have demonstrated mitigating factors to minimize the risk of delinquency or loss.

Special Mention (6) — Credits within this grade are considered watch risk loans. This includes loans with the following characteristics:

•	Loans with exceptions of any kind with no mitigating factors.
•	Loans that are currently performing satisfactorily but with potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank’s position at some future date.
•	Loans where adverse economic conditions that that develop subsequent to the loan origination that do not jeopardize liquidation of the debt but do substantially increase the level of risk may warrant this rating.

Substandard (7) — Loans within this grade are inadequately protected by current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Loans within this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action. Such loans are no longer considered adequately protected due to the borrower’s declining net worth, lack of earnings capacity, declining collateral margins and / or unperfected collateral positions. A possibility of loss of a portion of the loan balance cannot be ruled out.

Doubtful (8) — Loans classified as Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing factors, conditions, and values highly questionable and improbable. However, these loans have not yet been rated loss because certain events may occur which would salvage the debt. Such events are injection of capital, alternative financing, and liquidation of assets or the pledging of additional collateral. Further, the ability of the borrower to service the debt is extremely weak, overdue status is constant, the debt has been placed on non-accrual status, and no definite repayment schedule exists. This is a temporary grade where a loss is expected but presently not quantified with any degree of certainty. Once the loss position is determined, the amount is charged off.

Loss (9) — Loans classified as loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that is not practical or desirable to defer writing off this worthless loan even though partial recovery may be affected in the future.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 4. Loans  – (continued)

Age Analysis of Past Due Loans

The aging of the outstanding loans by class at December 31, 2013 and 2012 is provided in the table below (in thousands). The calculation of days past due begins on the day after payment is due and includes all days through which all required interest or principal have not been paid. Loans less than 30 days past due are considered current due to certain grace periods that allow borrowers to make payments within a stated period after the due date and still remain in compliance with the loan agreement.

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total Loans
December 31, 2013
Real Estate Construction	$—	$—	$—	$—	$17,444	$17,444
Secured by Farmland	—	—	—	—	9,135	9,135
Residential Real Estate:
HELOC	—	—	—	—	8,218	8,218
1-4 Family	154	—	31	185	62,594	62,779
Multifamily	—	—	—	—	21,696	21,696
Commercial Real Estate	—	122	—	122	75,704	75,826
Commercial & Industrial	76	—	—	76	18,314	18,390
Loans to Individuals	—	—	—	—	914	914
	$230	$122	$31	$383	$214,019	$214,402
December 31, 2012
Real Estate Construction	$—	$—	$—	$—	$21,412	$21,412
Secured by Farmland	—	—	—	—	9,320	9,320
Residential Real Estate:
HELOC	—	—	—	—	8,575	8,575
1-4 Family	—	31	—	31	50,267	50,298
Multifamily	—	—	—	—	19,845	19,845
Commercial Real Estate	—	—	—	—	69,913	69,913
Commercial & Industrial	48	—	—	48	18,965	19,013
Loans to Individuals	—	—	64	64	1,332	1,396
	$48	$31	$64	$143	$199,629	$199,772

As of December 31, 2013 and 2012, there were no loans greater than 90 days and accruing interest.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 4. Loans  – (continued)

Impaired Loans

The following table provides information on impaired loans at December 31, 2013 and 2012, including interest income recognized in the period during which the loans and leases were considered impaired (in thousands). The recorded investment balance includes the loan balance, accrued interest, and deferred fees that have yet to be recognized.

	December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real Estate Construction	$—	$—	$—	$—	$—
Secured by Farmland	—	—	—	134	—
Residential Real Estate:
HELOC	—	—	—	—	—
1-4 Family	383	380	—	323	16
Multifamily	—	—	—	509	—
Commercial Real Estate	938	932	—	941	50
Commercial & Industrial	—	—	—	43	—
Loans to Individuals	—	—	—	27	—
Subtotal:	1,321	1,312	—	1,977	66
With an allowance recorded:
Real Estate Construction	—	—	—	—	—
Secured by Farmland	—	—	—	—	—
Residential Real Estate:
HELOC	—	—	—	—	—
1-4 Family	—	—	—	—	—
Multifamily	—	—	—	—	—
Commercial Real Estate	—	—	—	—	—
Commercial & Industrial	—	—	—	—	—
Loans to Individuals	—	—	—	—	—
Subtotal:	—	—	—	—	—
Totals:
Commercial	—	—	—	43	—
1-4 family real estate	383	380	—	323	16
Commercial real estate	938	932	—	1,584	50
Consumer and other	—	—	—	27	—
Grand Total:	$1,321	$1,312	$—	$1,977	$66

There were no related allowances for loan losses established for the impaired loans at December 31, 2013.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 4. Loans  – (continued)

	December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real Estate Construction	$597	$593	$—	$128	$30
Secured by Farmland	—	—	—	—	—
Residential Real Estate:
HELOC	—	—	—	59	—
1-4 Family	231	230	—	72	12
Multifamily	643	714	—	657	27
Commercial Real Estate	348	347	—	686	21
Commercial & Industrial	149	201	—	212	10
Loans to Individuals	68	159	—	14	7
Subtotal:	2,036	2,244	—	1,828	107
With an allowance recorded:
Real Estate Construction	—	—	—	—	—
Secured by Farmland	—	—	—	—	—
Residential Real Estate:
HELOC	—	—	—	—	—
1-4 Family	—	—	—	—	—
Multifamily	—	—	—	—	—
Commercial Real Estate	—	—	—	—	—
Commercial & Industrial	—	—	—	—	—
Loans to Individuals	—	—	—	—	—
Subtotal:	—	—	—	—	—
Totals:
Commercial	149	201	—	212	10
1-4 family real estate	231	230	—	131	12
Commercial real estate	1,588	1,654	—	1,471	78
Consumer and other	68	159	—	14	7
Grand Total:	$2,036	$2,244	$—	$1,828	$107

There were no related allowances for loan losses established for the impaired loans at December 31, 2012 due to the impaired loans having previously recorded partial charge-offs totaling approximately $149,000.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 4. Loans  – (continued)

Loans on Nonaccrual Status

The recorded investment, by class, in loans on nonaccrual status at December 31, 2013 and 2012 is as follows (in thousands):

	2013	2012
Real Estate Construction	$—	$—
Secured by Farmland	—	—
Residential Real Estate:
HELOC	—	—
1-4 Family	31	—
Multifamily	—	—
Commercial Real Estate	—	—
Commercial & Industrial	—	35
Loans to Individuals	—	64
	$31	$99

The amount of interest income foregone for the loans on nonaccrual status for 2013 and 2012 was not material.

At December 31, 2013 and 2012, troubled debt restructurings totaled approximately $688,000 and $1,334,000, respectively. During 2013, there was one loan modification that was classified as a troubled debt restructuring totaling approximately $154,300 due to extended payment terms. This loan is a 1-4 family residential real estate. During 2012, there were two loan modifications that were classified as troubled debt restructurings totaling $233,500 due to rate reductions and extended payment terms. These loans are commercial & industrial and 1-4 family residential real estate.

Since modification, all of the troubled debt restructurings have paid as restructured. There are no commitments to lend additional funds to the debtors of these troubled debt restructurings.

Note 5. Premises and Equipment

Following is a summary of bank premises and equipment at December 31, 2013 and 2012:

	2013	2012
Land	$1,706,022	$1,706,022
Buildings and improvements	5,021,326	4,779,208
Furniture and equipment	1,437,754	1,329,602
Total	8,165,102	7,814,832
Accumulated depreciation	(1,637,339)	(1,338,821)
Total	$6,527,763	$6,476,011

Depreciation and amortization amounting to approximately $311,776 and $271,535 for the years ended December 31, 2013 and 2012, respectively, is included in occupancy and equipment expense and data processing expense. Of the $8,165,102 of premises and equipment at December 31, 2013, $18,438 of buildings and improvements related to construction in progress.

On January 6, 2009, the Company formed Holdings, a wholly owned subsidiary of the Bank established to own and lease real estate currently occupied by the Bank. During January 2009, the Bank commenced a five year lease arrangement for a new branch facility owned by Holdings. The lease provides for up to three renewal periods of five years each. Monthly rental payments totaling $6,390 are to be made during the initial

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 5. Premises and Equipment  – (continued)

five year term and will be increased at the renewal date by the lesser of 2.5% or CPI. Rental expense for this lease during 2013 and 2012 was $76,675, which was eliminated during consolidation.

During May 2012, the Bank acquired through foreclosure their branch location in Washington, North Carolina which had been previously leased from a third party. Following the foreclosure proceedings, Holdings purchased the building from the Bank at fair market value and assumed the position of lessor in the lease agreement. The Bank leases its branch facility from Holdings under two lease agreements, which have a one year term and provide one additional renewal term of one year each. Monthly rental payments totaling $1,000 per lease are to be made during the current term and are not scheduled to increase at the renewal date. Total rental expense for both leases during 2013 and 2012 was $24,000, which was eliminated during consolidation.

In addition to the leases described above, the Bank has non-cancellable operating leases for two other branch locations. These leases have various expiration dates through 2017 and generally contain renewal options periods ranging up to five years. Also, the Bank has a month to month agreement to lease additional office space. Rental expense for operating leases during 2013 and 2012 was approximately $73,000 and $57,000, respectively.

A summary of the minimum future rental payments under the leases with outside parties described above is as follows at December 31, 2013:

2014	$69,917
2015	30,250
2016	30,250
2017	15,125
$145,542

In addition to the leases described above, Holdings leases, under separate agreements, various office space to four unrelated tenants. These leases expire at various dates through 2016. One lease agreement allows for the option of renewing the lease for three additional five year terms, and at each additional renewal date the base rental will increase by 2.5% or by the CPI. One lease agreement allows for the option of renewing the lease for two additional three year terms, and at each additional renewal date the base rental will increase by 7.5%. One lease agreement allows for the option of renewing the lease for one additional three year term, and at the renewal date the base rental will increase by 3.0% annually. One lease agreement allows for the option of renewing the lease for one additional one year term, and at the renewal date the base rental will increase by approximately 6.9%. Total rental income under these leases for 2013 and 2012 was $94,586 and $42,792, respectively. Future minimum rental income under these leases is as follows at December 31, 2013:

2014	$110,861
2015	17,515
2016	900
$129,276

Holdings has entered into an Exclusive Right to Lease Listing Agreement (“Agreement”) with an entity that is partially owned by a director of the Company. Under the Agreement, Holdings pays lease commissions upon execution of the lease totaling 4% of the total rent for the entire initial lease term. Commissions for any extension beyond the initial lease term will be negotiated at the time of the extension. Holdings paid $15,909 and $7,186 under this Agreement during 2013 and 2012, respectively.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 6. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more was $74.3 million and $64.6 million at December 31, 2013 and 2012, respectively. Interest expense on such deposits aggregated $994,000 and $1,019,000 in 2013 and 2012, respectively. At December 31, 2013, the scheduled maturities of time deposits are as follows, in thousands:

	Less Than $100,000	$100,000 or More	Total
2014	$10,009	$18,032	$28,041
2015	4,143	16,886	21,029
2016	5,758	18,013	23,771
2017	4,033	13,000	17,033
2018 and after	1,677	8,402	10,079
	$25,620	$74,333	$99,953

Note 7. Borrowings

A summary of borrowings follows:

	December 31,
	2013	2012
Securities sold under agreements to repurchase, short term	$2,543,681	$4,936,559
Federal Home Loan Bank advances, long term	18,644,444	15,000,000
Total borrowings	$21,188,125	$19,936,559

Advances from the Federal Home Loan Bank consist of the following:

	Maturing in Year Ending	Interest Rate	December 31, 2013
Type			2013	2012
Fixed	2015	3.31%	$5,000,000	$5,000,000
Fixed	2016	3.47%	5,000,000	5,000,000
Amortizing	2016	0.57%	1,777,778	—
Convertible	2017	4.63%	5,000,000	5,000,000
Amortizing	2018	1.09%	1,866,666	—
			$18,644,444	$15,000,000

Pursuant to collateral agreements with the Federal Home Loan Bank at December 31, 2013, advances are secured by pledged loans with a carrying amount of $61.1 million. At December 31, 2013, the Bank’s maximum borrowing availability was equal to 30% of total assets.

The Bank enters into agreements with customers to transfer excess funds in demand deposit accounts into a repurchase agreement. Under the repurchase agreement, the Bank sells the customer an interest in securities that are direct obligations of the United States Government. The customer’s interest in the underlying security shall be repurchased by the Bank at the opening of the next banking day. The rate fluctuates monthly and is based on the Federal Funds Target Rate. As of December 31, 2013 and 2012, the Bank had a balance outstanding of $2,543,681 and $4,936,559, respectively, under these repurchase agreements.

The Bank may purchase federal funds through five unsecured federal funds lines of credit aggregating $24.9 million. These lines are intended for short-term borrowing and are subject to restrictions limiting the frequency and term. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. There were no outstanding advances under these lines of credit at December 31, 2013 and 2012.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 8. Non-Cumulative Perpetual Preferred Stock

On August 9, 2011, the Company issued 7,645 shares of senior non-cumulative perpetual preferred stock (“Series A”) for $7.645 million to the U.S. Treasury as a condition to its participation in the Treasury’s Small Business Lending Fund program (“SBLF”). The series is non-voting, other than having class voting rights on certain matters. Series A pays dividends quarterly starting at a rate of 5% which will fluctuate based on the qualified small business lending of the Company. Select’s current dividend rate is 1%. The preferred shares are redeemable at the option of the Company. As presented in the accompanying financial statements, $7.645 million was assigned to the Series A preferred stock.

Note 9. Income Taxes

The significant components of the provision for income taxes for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current tax provision:
Federal	$1,084,862	$878,862
State	245,496	191,388
	1,330,358	1,070,250
Deferred tax benefit:
Federal	1,781	(80,618)
State	23,861	(13,632)
	25,642	(94,250)
Net provision for income taxes	$1,356,000	$976,000

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes for the years ended December 31, 2013 and 2012 is summarized below:

	2013	2012
Tax expense computed at the statutory federal rate	$1,311,699	$1,003,489
Increase (decrease) resulting from:
State income taxes, net of federal tax effect	177,776	117,319
Tax exempt income	(183,947)	(172,090)
Other	50,472	27,282
Provision for income taxes	$1,356,000	$976,000

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 9. Income Taxes  – (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred tax assets relating to:
Allowance for loan losses	$1,177,903	$1,191,656
Other	75,895	78,609
Total deferred tax assets	1,253,798	1,270,265
Deferred tax liabilities relating to:
Premises and equipment differences	449,060	473,646
Unrealized gain on securities	182,639	654,536
Prepaid expenses	—	17,311
Other	204,049	152,977
Total deferred tax liabilities	835,748	1,298,470
Net recorded deferred tax asset (liability)	$418,050	$(28,205)

Note 10. Regulatory Matters

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

Quantitative measures established by the Federal Deposit Insurance Corporation (“FDIC”) to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2013 and 2012, that the Bank meets all capital adequacy requirements to which it is subject. Based on the most recent notification from the FDIC, the Bank is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Company's only significant asset is its investment in the Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 10. Regulatory Matters  – (continued)

The Bank’s actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum for Capital Adequacy Purpose		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2013
Total Capital (to Risk-Weighted Assets)	$32,039	15.47%	$16,567	8.0%	$20,708	10.0%
Tier I Capital (to Risk-Weighted Assets)	$29,438	14.22%	$8,283	4.0%	$12,425	6.0%
Tier I Capital (to Average Assets)	$29,438	10.55%	$11,164	4.0%	$13,956	5.0%
December 31, 2012
Total Capital (to Risk-Weighted Assets)	$29,358	14.93%	$15,729	8.0%	$19,661	10.0%
Tier I Capital (to Risk-Weighted Assets)	$26,886	13.67%	$7,865	4.0%	$11,797	6.0%
Tier I Capital (to Average Assets)	$26,886	10.63%	$10,119	4.0%	$12,649	5.0%

Note 11. Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contractual amount of the Bank’s exposure to off-balance sheet risk as of December 31, 2013 is as follows:

Financial instruments whose contract amounts represent credit risk:
Undisbursed lines of credit	$18,798,775
Letters of credit	1,040,957

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 12. Disclosures about Fair Value of Financial Instruments

Financial instruments include cash and due from banks, interest-earning deposits with banks, investment securities, loans, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks

The carrying amounts reported in the balance sheet for these instruments approximate their fair values due to the short-term nature of these instruments.

Certificates of Deposit with Banks

The fair value of certificates of deposit with other banks is estimated based on discounting cash flows using the rates currently offered for instruments of similar remaining maturities.

Investment Securities

Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Accrued Interest

The carrying amount of accrued interest approximates fair value.

Loans

As of December 31, 2012 the fair value of loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The calculations do not adjust for liquidity factors given the asset quality of the portfolio.

As of December 31, 2013 the fair value of loans was estimated by applying a credit quality adjustment of 3.35% and an expected interest rate premium adjustment of 0.76% to gross loans. These two assumptions have been developed from preliminary analysis in conjunction with the anticipated merger with New Century Bancorp, Inc. as discussed in Note 17.

Federal Home Loan Bank Stock

The carrying amount is a reasonable estimate of fair value.

Bank-owned life insurance

The carrying value of bank-owned life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Deposits and Borrowings

The fair value of demand deposits and savings, money market and NOW accounts is the amount payable on demand at the reporting date. The fair value of time deposits and borrowings is estimated based on discounting cash flows using the rates currently offered for instruments of similar remaining maturities.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 12. Disclosures about Fair Value of Financial Instruments  – (continued)

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note 11, it is not practicable to estimate the fair value of future financing commitments.

The carrying amounts and estimated fair values of the Bank’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2013 and 2012:

	2013		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	$12,386,537	$12,386,537	$11,700,465	$11,700,465
Certificates of deposit with banks	747,000	747,000	2,223,000	2,237,587
Investments securities available for sale	43,019,297	43,019,297	34,317,675	34,317,675
Loans, net	210,781,663	208,841,000	196,193,278	197,917,913
Federal Home Loan Bank Stock	1,164,500	1,164,500	997,500	997,500
Bank-owned life insurance	2,206,746	2,206,746	2,149,495	2,149,495
Accrued interest receivable	965,090	965,090	998,936	998,936
Financial liabilities:
Deposits	225,688,947	214,166,000	205,988,530	204,803,679
Accrued interest payable	102,655	102,655	81,972	81,972
Short term borrowings	2,543,681	2,543,681	4,936,559	4,936,877
Long term borrowings	18,644,444	19,783,319	15,000,000	16,697,359

Note 13. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

The valuation technique used must be consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 13. Fair Value Measurement  – (continued)

circumstances. The fair value hierarchy for valuation inputs gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1:  Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2:  Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3:  Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

Recurring Basis Measurements

The following tables set forth by level within the fair value hierarchy the Company’s assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2013 and 2012. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. Fair values of assets and liabilities measured on a recurring basis are as follows:

		Fair Value Measurements at December 31,
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
2013
Investment securities available for sale:
Mortgage-backed securities	$12,405,454	$—	$12,405,454	$—
Municipals	15,481,711	—	15,481,711	—
Corporate securities	7,535,256	—	7,535,256	—
Structured agency securities	7,596,876	—	7,596,876	—
2012
Investment securities available for sale:
Mortgage-backed securities	$3,315,826	$—	$3,315,826	$—
Municipals	14,880,092	—	14,880,092	—
Corporate securities	9,718,937	—	9,718,937	—
Structured agency securities	6,402,820	—	6,402,820	—

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 13. Fair Value Measurement  – (continued)

Recurring Basis Measurements, continued

The valuation methodologies used for assets recorded at fair value on a recurring basis are as follows.

Investment Securities Available for Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted and money prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entites, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Non-Recurring Basis Measurements

Fair values of assets measured on a nonrecurring basis are as follows:

		Fair Value Measurements at December 31,
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
2013
Foreclosed real estate	$221,000	$—	$221,000	$—
2012
Impaired loans	$740,158	$—	$—	$740,158
Foreclosed real estate	296,000	—	—	296,000

There are no liabilities measured at fair value on a nonrecurring basis. The valuation methodologies used for assets recorded at fair value on a nonrecurring basis are as follows.

Impaired Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market price and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2012, all of the impaired loans were evaluated based on the fair value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

At December 31, 2013, total impaired loans were $1,312,043, in which there were no partial charge offs or specific reserves to adjust to fair value. At December 31, 2012, total impaired loans were $2,201,732. Included in this total were $961,479 in loans adjusted to fair value through partial charge offs of $221,321 recognized during 2011, resulting in a fair value of $740,158.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 13. Fair Value Measurement  – (continued)

Foreclosed real estate

Foreclosed real estate balances are adjusted to fair value upon their transfer from the loans. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the foreclosed real estate asset as nonrecurring Level 3.

For Level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2012, the significant unobservable inputs used in the fair value measurements were as follows:

Level 3 Assets with Significant Unobservable Inputs	Fair Value	Valuation Technique		Significant Unobservable Inputs		Significant Unobservable Input Value
2012
Impaired loans	$740,158	Discounted appraisals	(1)	Appraisal adjustments	(2)	5% to 15%
Foreclosed real estate	$296,000	Discounted appraisals	(1)	Appraisal adjustments	(2)	0% to 32%

(1)	Fair value is based on appraisals of the underlying collateral.
(2)	Appraisals may be adjusted by management for customized discounting criteria, estimated sales costs, and proprietary qualitative adjustments.

Impaired loans and foreclosed real estate classified as Level 3 are based on management’s judgment and estimation.

Note 14. Employee and Director Benefit Plans

Employment Contracts

The Bank has entered into employment agreements with its executive officers to ensure a stable and competent management base. The agreements provide for a three year term, which may be extended. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested rights, including compensation. In the event of a change in control of the Bank and in certain other events, as defined in the agreements, the Bank or any successor to the Bank will be bound to the terms of the contracts.

401(k) Retirement Plan

The Bank has a 401(k) retirement plan that covers all eligible employees. The Bank matches 100% of employee contributions on the first 6% of each employee’s covered compensation. Matching contributions are immediately vested upon enrollment into the plan. Matching expenses totaled $85,301 and $80,439, respectively, for the years ended December 31, 2013 and 2012.

Stock Option Plans

During 2005 the Company adopted, with stockholder approval, a Nonstatutory Stock Option Plan (the “Director Plan”) and an Incentive Stock Option Plan (the “Employee Plan”). Each plan makes available options to purchase 222,095 shares of the Company’s common stock for an aggregate number of common

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 14. Employee and Director Benefit Plans  – (continued)

shares reserved for options of 444,190, after adjusting for all stock splits. The options granted under the Director Plan vest immediately. The options granted under the Employee Plan vest over a three-year period with none vesting at the time of the grant. All unexercised options expire ten years after the date of grant. During 2008, the Company, with shareholder approval, amended and restated the 2005 Nonstatutory Stock Option Plan and the Incentive Stock Option Plan.

Also during 2008, the Company, with shareholder approval, adopted the 2008 Omnibus Stock Ownership and Long Term Incentive Plan (the “Omnibus Plan”). An aggregate of 224,149 shares of the Company’s common stock have been reserved for issuance under the terms of the Omnibus Plan pursuant to the grant of incentive stock options, non-qualified stock options, restricted stock grants, long term incentive compensation units and stock appreciation rights. As of December 31, 2013, there were 101,499 shares available for issuance under the Omnibus Plan. If the number of shares of common stock available for issuance under the Omnibus Plan falls below 2% of the total number of shares issued and outstanding as of the last day of each year, the number of shares available for issuance under the Omnibus Plan will be increased to 5% of the number of shares issued and outstanding.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based on the U.S. Treasury rate for the expected life at the time of grant. Due to the lack of trading history for the Company, volatility is based on the average volatility of the Company’s peer sector index. The expected life and forfeiture assumptions are based on historical data. Dividend yield is based on the yield at the time of the option grant.

A summary of the Company’s option plans as of and for the years ended December 31, 2013 and 2012 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding December 31, 2011	326,847	$7.41	5.47 years
Granted	33,575	8.50
Exercised	(84,400)	6.57
Forfeited	(2,905)	8.40
Outstanding December 31, 2012	273,117	7.79	5.54 years
Granted	—	—
Exercised	(33,555)	7.66
Forfeited	—	—
Outstanding December 31, 2013	239,562	$7.81	4.50 years
Exercisable December 31, 2013	221,723	$7.56	4.20 years

For the year ended December 31, 2013 and 2012, the fair value of options that contractually vested totaled $39,719 and $59,715, respectively. For the year ended December 31, 2013 and 2012, intrinsic value for the options exercised was $41,432 and $163,604, respectively. Stock based compensation has been presented in the statement of cash flows as an adjustment to reconcile net income to net cash provided by operating activities.

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 14. Employee and Director Benefit Plans  – (continued)

A summary of the status of the Company’s non-vested stock options as of December 31, 2013 and 2012, and changes during the periods then ended is presented below:

	Shares	Weighted average grant date fair value
Non-vested – December 31, 2011	24,300	$2.08
Granted	33,575	2.87
Vested	(20,568)	2.54
Forfeited	(2,905)	2.08
Non-vested – December 31, 2012	34,402	2.54
Granted	—	—
Vested	(16,563)	2.66
Forfeited	—	—
Non-vested – December 31, 2013	17,839	$2.66

Stock based compensation expense totaled $30,405 and $66,924 in 2013 and 2012, respectively, of which $0 and $39,096 represents Director’s compensation for attendance of board and committee meetings during 2013 and 2012, respectively. All expense for these options is recognized in the period when services are provided. Anticipated total unrecognized compensation costs related to outstanding non-vested stock options will be recognized over the following periods: $22,223 in 2014 and $12,756 in 2015.

The weighted average fair value of options granted in 2012 was determined as of the date of grants using the Black-Scholes option pricing model, assuming no dividends, expected volatility ranging from 25% to 30%; risk-free interest rate ranging from 1.38% to 3.14%; dividend yield of 1.5% and expected lives of 7 years.

Note: 15. Business Combination

On January 13, 2012, the Company acquired certain assets and liabilities of the Bank of Atlanta branch location in Gibsonville, North Carolina. The Company’s acquisition is being accounted for as a business combination. The purchased assets and assumed liabilities were recorded at their respective acquisition date fair values, and identifiable intangible assets were recorded at their respective acquisition date fair value. There were no adjustments recognized to these fair values subsequent to the acquisition date. Goodwill of $521,519 was calculated as the purchase premium after adjusting for the fair value of net assets acquired. Goodwill will not be amortized but is tested for impairment. The goodwill is deductible for income tax purposes.

An allocation of the fair value of assets acquired and liabilities assumed at the acquisition date is as follows:

Loans	$1,989,207
Accrued interest receivable	5,554
Premises and equipment	400,000
Core deposit intangible	146,104
Goodwill	521,519
Deposits	(24,886,126)
Accrued interest payable	(11,703)
Net cash received in business combination	$21,835,445

Core deposit intangibles are being amortized utilizing a 150% declining balance basis over a ten-year life. The amortization method and valuation of the core deposit intangible are based upon historical studies of

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note: 15. Business Combination  – (continued)

the core deposits. Premiums of $16,227 and $198,461 that resulted from recording the loans and deposits at their respective fair values are amortized using methods that approximate an effective yield over their respective lives.

Purchased loans acquired in the business combination are recorded at estimated fair value on their purchase date and the carryover of the related allowance for loan losses is prohibited. Purchased impaired loans exist when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Bank will not collect all contractually required principal and interest payments. There were no purchased impaired loans identified within this business combination. Purchased performing loans are recorded at fair value, including a credit discount. The fair value adjustment is amortized or accreted, as appropriate, as an adjustment to yield over the estimated lives of the loans. There is no allowance for loan losses established at the acquisition date for purchased performing loans. A provision for loan losses is recorded for any further deterioration in these loans subsequent to the acquisition.

The following table presents the purchased performing loans at the acquisition date of January 13, 2012.

Contractually required principal payments receivable	$1,972,980
Fair value adjustment for credit, interest rate, and liquidity	16,227
Fair value of purchased performing loans	$1,989,207

Through the year ended December 31, 2013, accretion of the fair value adjustment from acquired loans and any loan loss provision associated with those acquired loans have remained immaterial.

Note 16. Parent Company Financial Data

The following is a summary of the condensed financial statements of Select Bancorp, Inc. as of and for the years ended December 31, 2013 and 2012:

Condensed Balance Sheets
December 31, 2013 and 2012

	2013	2012
Assets
Cash and due from banks	$1,595,693	$1,348,332
Investment in subsidiary	31,478,051	29,729,889
Other Assets	22,913	36,241
Total assets	$33,096,657	$31,114,462
Liabilities and Shareholders' Equity
Dividends payable	$19,113	$19,113
Shareholders' equity:
Preferred stock	7,645,000	7,645,000
Common stock	2,393,261	2,359,706
Additional paid-in-capital	13,390,905	13,113,977
Retained earnings	9,356,629	6,931,141
Accumulated other comprehensive income	291,749	1,045,525
Total shareholders’ equity	33,077,544	31,095,349
Total liabilities and shareholders’ equity	$33,096,657	$31,114,462

Select Bancorp, Inc.

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012

Note 16. Parent Company Financial Data  – (continued)

Condensed Statements of Income
For the Years Ended December 31, 2013 and 2012

	2013	2012
Equity in undistributed earnings of subsidiary	$2,501,938	$1,975,439

Note 17. Subsequent Events

On September 30, 2013, the Company and Bank entered into an Agreement and Plan of Merger and Reorganization (“Merger Agreement”) with New Century Bancorp, Inc. (“NCBC”) and its wholly owned subsidiary, New Century Bank. Under the terms of the Merger Agreement, each share of the Company’s common stock outstanding at the effective time of the merger will be converted into the right to receive 1.8264 shares of NCBC common stock (“Exchange Ratio”), subject to certain adjustments. Each share of the Company’s preferred stock outstanding at the time of the merger will be converted into the right to receive one share of NCBC preferred stock having substantially identical rights as the Company’s preferred stock.

At the effective time of the merger, each outstanding option to purchase shares of the Company’s common stock under any of the Company’s stock option plans will be converted into an option to acquire the number of shares of NCBC common stock equal to the number of shares of the Company’s common stock underlying the option multiplied by the Exchange Ratio. The exercise price of each option will be adjusted accordingly.

Pursuant to the Merger Agreement either party may terminate the Merger Agreement in the event the merger of NCBC and the Company has not become effective by July 31, 2014. The unilateral termination of the Merger Agreement will, in certain circumstances, obligate either NCBC or the Company to pay to the other party up to $200,000 in respect for the other party’s out-of-pocket expenses or, depending on the reason for the termination, a break-up fee of $1,675,000.

Appendix A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

NEW CENTURY BANCORP, INC.,

NEW CENTURY BANK,

SELECT BANCORP, INC,

AND

SELECT BANK & TRUST COMPANY

DATED AS OF SEPTEMBER 30, 2013

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
by and among
NEW CENTURY BANCORP, INC., NEW CENTURY BANK,

SELECT BANCORP, INC., and SELECT BANK & TRUST COMPANY

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is entered into as of the 30th day of September, 2013, by and between NEW CENTURY BANCORP, INC., a North Carolina corporation (“NCBC”), and its wholly-owned subsidiary, NEW CENTURY BANK, a North Carolina banking corporation (“NCBC Bank”), on the one hand, and SELECT BANCORP, INC., a North Carolina corporation (“Select”), and its wholly-owned subsidiary SELECT BANK & TRUST COMPANY, a North Carolina banking corporation (“Select Bank”) on the other hand (collectively, NCBC, NCBC Bank, Select and Select Bank may be referred to herein as the “Parties” and, each individually, as a “Party”).

WITNESSETH:

WHEREAS, the Parties hereto have agreed that it is in their mutual best interests and in the best interests of their respective shareholders for Select to be merged with and into NCBC pursuant to a plan of merger (the “Plan of Merger”) in the form attached hereto as Exhibit A-1, and for Select Bank to be merged with and into NCBC Bank pursuant to a plan of merger (the “Plan of Bank Merger” and together with the Plan of Merger, the “Plans of Merger”) in the form attached hereto as Exhibit A-2, with the effect that (a) each of the outstanding shares of Select’s common stock will be converted into the right to receive shares of NCBC’s common stock in the manner set forth herein, and (b) each of the outstanding shares of Select’s preferred stock will be converted into the right to receive shares of NCBC’s preferred stock in the manner set forth herein; and

WHEREAS, the Parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the Mergers (as hereinafter defined) and transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, covenants and promises herein contained, and subject to the terms and conditions hereof, the Parties hereto mutually agree as follows:

ARTICLE I. THE MERGERS

1.1 Mergers.  Subject to the provisions of this Agreement and the Plans of Merger, as of the Effective Time (as defined in Section 1.11 hereof), Select shall be merged with and into NCBC pursuant to North Carolina law (the “Parent Merger”) and, thereafter, Select Bank shall be merged with and into NCBC Bank pursuant to North Carolina law (the “Bank Merger” and together with the Parent Merger, the “Mergers”). The separate corporate existence of each of Select and Select Bank shall cease and the respective corporate existence of NCBC and NCBC Bank, as the surviving corporations in the Mergers, shall continue under the laws of the State of North Carolina. NCBC, as the surviving corporation in the Parent Merger, is hereinafter sometimes referred to as the “Surviving Parent” and NCBC Bank, as the surviving corporation in the Bank Merger, is hereinafter sometimes referred to as the “Surviving Bank.”

1.2 Effect of the Parent Merger.  At the Effective Time, by reason of the Parent Merger and in accordance with applicable law, all of the property, assets and rights of every kind and character of Select, including all real, personal or mixed property, all debts due on whatever account, all choses in action and every other interest of or belonging to or due to Select, whether tangible or intangible, shall vest in the Surviving Parent and the Surviving Parent shall succeed to all the rights, privileges, immunities, powers, purposes and franchises of a public or private nature of Select, all without any conveyance, assignment or further act or deed; and Surviving Parent shall become responsible for all of the liabilities, duties and obligations of every kind, nature and description of Select as of the Effective Time, except as provided herein.

1.3 Effect of the Bank Merger.  At the effective time of the Bank Merger, by reason of the Bank Merger and in accordance with applicable law, all of the property, assets and rights of every kind and character of Select Bank, including all real, personal or mixed property, all debts due on whatever account, all choses in action and every other interest of or belonging to or due to Select Bank, whether tangible or intangible, shall vest in the Surviving Bank and the Surviving Bank shall succeed to all the rights, privileges, immunities, powers, purposes and franchises of a public or private nature of Select Bank, all without any conveyance, assignment or further act or deed; and Surviving Bank shall become responsible for all of the liabilities, duties and obligations of every kind, nature and description of Select Bank as of the effective time of the Bank Merger, except as provided herein.

1.4 Articles of Incorporation, Bylaws and Management.  The articles of incorporation and bylaws of NCBC in effect at the Effective Time shall be the articles of incorporation and bylaws of the Surviving Parent until thereafter amended in accordance with applicable law, provided however, that the Surviving Parent shall amend its articles of incorporation to change the name of the corporation to “Select Bancorp, Inc.” At the Effective Time, the officers and directors of NCBC shall continue to hold such offices and positions of the Surviving Parent, each until removed as provided by law or until the election or appointment of their respective successors.

The articles of incorporation and bylaws of NCBC Bank in effect at the effective time of the Bank Merger shall be the articles of incorporation and bylaws of the Surviving Bank until thereafter amended in accordance with applicable law, provided however, that the Surviving Bank shall amend its articles of incorporation to change the name of the corporation to “Select Bank & Trust Company.” At the effective time of the Bank Merger, the officers and directors of NCBC Bank shall continue to hold such offices and positions of the Surviving Bank, each until removed as provided by law or until the election or appointment of their respective successors.

1.5 Conversion of Shares.

(a) NCBC Stock.  Each share of common stock of NCBC, par value $1.00 per share (“NCBC Common Stock”), issued and outstanding immediately prior to the Effective Time, shall continue to be issued and outstanding and shall not be affected by the Merger.

(b) NCBC Bank Stock.  Each share of common stock of NCBC Bank, par value $5.00 per share (“NCBC Bank Common Stock”), issued and outstanding immediately prior to the Effective Time, shall continue to be issued and outstanding and shall not be affected by the Merger.

(c) Select Common Stock.  Except as otherwise provided herein, at the Effective Time, all rights of Select’s shareholders with respect to all then-outstanding shares of the common stock of Select, $1.00 par value per share (the “Select Common Stock”) shall cease to exist, and the holders of shares of Select Common Stock shall cease to be and shall have no further rights as shareholders of Select (except in each case with respect to Appraisal Shares, as defined in Section 1.8). At the Effective Time, each outstanding share of Select Common Stock shall be converted, without any action on the part of the holder of such shares, into the right to receive the Common Stock Merger Consideration (as defined in Section 1.6(a)) in accordance with this Article I, except for Appraisal Shares. Following the Effective Time, certificates representing shares of Select Common Stock outstanding at the Effective Time shall evidence only the right to receive the appropriate Common Stock Merger Consideration. No share of Select Common Stock, other than Appraisal Shares, shall be deemed to be outstanding or have any rights other than those set forth in this Section 1.5 after the Effective Time.

(d) Select Preferred Stock.  Each share of Select’s Senior Non-Cumulative Perpetual Preferred Stock, Series A, stated liquidation amount $1,000 per share (the “Select Preferred Stock” and, together with the Select Common Stock, the “Select Stock”) issued and outstanding at the Effective Time shall cease to exist, and the holders of shares of Select Preferred Stock shall cease to be and shall have no further rights as shareholders of Select (except in each case with respect to Appraisal Shares, as defined in Section 1.8). At the Effective Time, each outstanding share of Select Preferred Stock shall be converted, without any action on the part of the holder of such shares, into the right to receive the Preferred Stock Merger Consideration (as defined in Section 1.6(a)) in accordance with this Article I, except for Appraisal Shares. Following the Effective Time, certificates representing shares of Select Preferred Stock outstanding at the Effective Time shall evidence only the right to receive the Preferred

Stock Merger Consideration. No share of Select Preferred Stock, other than Appraisal Shares, shall be deemed to be outstanding or have any rights other than those set forth in this Section 1.5 after the Effective Time.

(e) Select Bank Common Stock.  Except as otherwise provided herein, at the effective time of the Bank Merger, all rights of Select Bank’s shareholders with respect to all then-outstanding shares of the common stock of Select Bank, $5.00 par value per share (the “Select Bank Common Stock”) shall cease to exist, and the holders of shares of Select Bank Common Stock shall cease to be and shall have no further rights as shareholders of Select Bank. At the effective time of the Bank Merger, each outstanding share of Select Bank Common Stock shall be cancelled without consideration and of no further effect.

1.6 Merger Consideration.

(a) Per Share Consideration.  Subject to the provisions of this Article I, at the Effective Time (i) each outstanding share of Select Common Stock (other than Appraisal Shares) shall cease to represent any interest (equity, shareholder or otherwise) in Select and shall automatically be converted exclusively into the right to receive 1.8264 shares of NCBC Common Stock (the “Common Stock Merger Consideration”); and (ii) each outstanding share of Select Preferred Stock shall cease to represent any interest (equity, shareholder or otherwise) in Select and shall automatically be converted exclusively into the right to receive 1.0000 share of NCBC Preferred Stock having substantially identical rights, preferences, privileges, voting powers, limitations and restrictions as the Select Preferred Stock (the “Preferred Stock Merger Consideration” and together with the Common Stock Merger Consideration, the “Merger Consideration”).

(b) Anti-Dilution Provisions.  In the event NCBC changes the number of shares of NCBC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, reclassification, combination, exchange of shares or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or if the effective date thereof (in the case of a stock split, reclassification, combination, exchange of shares or similar transaction for which a record date is not established) shall be prior to the Effective Time, the exchange ratio for the Common Stock Merger Consideration shall be appropriately adjusted to reflect such change.

(c) Adjustment of Exchange Ratio in Certain Circumstances.  If the average closing price of NCBC Common Stock, as reported by NASDAQ, for the 20 trading days preceding the meeting of Select shareholders contemplated by Section 4.4(a) of this Agreement (the “Closing Price”) is above that price which, when multiplied by the exchange ratio for the Common Stock Merger Consideration, results in a value greater than 1.40 times the aggregate tangible book value attributable to the common equity of Select on June 30, 2013 as reviewed by Select’s independent auditor (the “Maximum Value”) then the exchange ratio for the Common Stock Merger Consideration shall be adjusted and the number of shares constituting the Common Stock Merger Consideration reduced, such that the number of shares of NCBC Common Stock constituting the Common Stock Merger Consideration, when multiplied by the Closing Price, equals the Maximum Value.

1.7 Exchange of Shares.

(a) Exchange Procedures.  Within ten (10) business days after the Effective Time, NCBC shall, or shall cause its duly appointed agent (the “Exchange Agent”) to, mail to shareholders of Select of record as of the date of the Effective Time, transmittal materials and other appropriate written instructions (collectively, a “Transmittal Letter”), which shall specify that delivery shall be effected, and risk of loss and title to the certificate(s) representing shares of Select Common Stock and Select Preferred Stock prior to such Effective Time shall pass, only upon proper delivery of such certificate(s) to the Exchange Agent, and which shall be in such form and have such other provisions as NCBC may reasonably specify. Following the Effective Time and upon the proper surrender of certificate(s) representing shares of Select Common Stock and Select Preferred Stock to the NCBC or its Exchange Agent, together with a properly completed and duly executed Transmittal Letter, the holder of such certificate(s) shall receive, in exchange for Select Common Stock, the Common Stock Merger Consideration to which such holder is entitled hereunder, and in exchange for Select Preferred Stock, the Preferred Stock Merger Consideration

to which such holder is entitled hereunder. Notwithstanding anything else herein contained, neither NCBC nor the Exchange Agent shall be obligated to deliver the Merger Consideration to which any former holder of Select Common Stock or Select Preferred Stock is entitled unless and until such holder has surrendered the certificate(s) representing such holder’s Select Common Stock or Select Preferred Stock, as the case may be. The certificate(s) so surrendered shall be duly endorsed as NCBC and/or the Exchange Agent may require. If there is a transfer of ownership of any shares of Select Stock not registered in the transfer records of Select, the Merger Consideration shall be paid to the transferee thereof if the certificates representing such Select Common Stock or Select Preferred Stock are presented to NCBC or the Exchange Agent, accompanied by all documents required, in the reasonable judgment of NCBC and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Any other provision of this Agreement notwithstanding, neither NCBC nor the Exchange Agent shall be liable to any holder of shares of Select Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property law.

(b) Fractional Shares.

(i) Notwithstanding any other provision of this Agreement, each holder of shares of Select Common Stock exchanged pursuant to the Parent Merger, who would otherwise have been entitled to receive a fraction of a share of NCBC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of NCBC Common Stock multiplied by $6.3935. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares.

(ii) Notwithstanding any other provision of this Agreement, each holder of shares of Select Preferred Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of NCBC Preferred Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of NCBC Preferred Stock multiplied by One Thousand and xx/100 Dollars ($1,000). No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares.

(c) Lost Certificates.  Any shareholder of Select whose certificate(s) representing shares of Select Stock has been lost, destroyed, stolen or otherwise is missing shall be entitled to receive the Merger Consideration to which he, she or it is entitled in accordance and upon compliance with conditions reasonably imposed by the Exchange Agent or NCBC (including a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the Exchange Agent and NCBC).

(d) Rights of Former Select Shareholders.  At the Effective Time, the stock transfer books of Select shall be closed as to holders of Select Common Stock and Select Preferred Stock immediately prior to the Effective Time and no transfer of Select Common Stock or Select Preferred Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Article I of this Agreement, each certificate theretofore representing shares of Select Common Stock (other than Appraisal Shares) or Select Preferred Stock (other than Appraisal Shares) shall, from and after the Effective Time, represent for all purposes only the right to receive Common Stock Merger Consideration or Preferred Stock Merger Consideration, respectively. If, after the Effective Time, (i) certificates representing Select Common Stock or Select Preferred Stock are presented to NCBC or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article I.

1.8 Appraisal Shares.  Notwithstanding any other provision of this Agreement to the contrary, shares of Select Stock that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have not voted in favor of the Parent Merger or consented thereto in writing and who properly shall have demanded appraisal for such shares in accordance with Article 13 of Chapter 55 of the North Carolina General Statutes (collectively, the “Appraisal Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of Article 13 of Chapter 55 of the North Carolina General Statutes except that all Appraisal Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under Article 13 of Chapter 55 of the North Carolina General Statutes shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive the appropriate Merger Consideration upon surrender in the manner provided in this Article I of the certificate or certificates that, immediately prior to the Effective Time, evidenced such shares. Any payments made in respect of Appraisal Shares shall be made by the Surviving Parent. Select shall give NCBC (i) prompt notice of any written demand for appraisal of any shares of Select Preferred Stock, attempted withdrawals of such demands for appraisal or any other instruments served pursuant to Article 13 of Chapter 55 of the North Carolina General Statutes and received by Select relating to shareholders’ rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under Article 13 of Chapter 55 of the North Carolina General Statutes consistent with the obligations of Select thereunder. Select shall not, except with the prior written consent of NCBC, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for appraisal, or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with Article 13 of Chapter 55 of the North Carolina General Statutes.

1.9 Treatment of Select Bank Options.  At the Effective Time, NCBC shall assume each option to purchase Select Common Stock granted and outstanding under the Amended and Restated 2005 Select Bancorp, Inc. Incentive Stock Option Plan, the Amended and Restated 2005 Select Bancorp, Inc. Nonstatutory Stock Option Plan, and the 2008 Select Bancorp, Inc. Omnibus Stock Ownership and Long Term Incentive Plan (collectively, the “Select Option Plans”), whether or not then exercisable, in accordance with the terms of the Select Option Plans and the stock option agreement by which it is evidenced, except that from and after the Effective Time with respect to each such plan or agreement: (i) Surviving Parent shall be substituted for Select; (ii) the Compensation Committee of the Board of Directors of the Surviving Parent shall be substituted for the committee of the Board of Directors of Select administering the Select Option Plans; (iii) each stock option granted and outstanding under the Select Option Plans may be exercised solely for shares of NCBC Common Stock; (iv) the number of shares of NCBC Common Stock subject to each such stock option shall be the number of whole shares of NCBC Common Stock (omitting any fractional share) determined by multiplying the number of shares of Select Common Stock subject to such stock option immediately prior to the Effective Time by 1.8264 (subject to any adjustment under Section 1.6(b)); and (v) the per share exercise price under each such stock option shall be adjusted by dividing the per share exercise price under each such stock option by 1.8264 (subject to any adjustment under Section 1.6(b)) and rounding up to the nearest cent. In addition, each stock option which is an “incentive stock option” under the Select Option Plans shall be adjusted as required by Section 424 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. NCBC shall take all necessary steps to effectuate the foregoing provisions of this Section 1.9, including appropriate amendments to the Select Option Plans if necessary.

1.10 Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wyrick Robbins Yates & Ponton LLP in Raleigh, North Carolina, or at such other place as NCBC shall designate, on a date mutually agreeable to Select and NCBC (the “Closing Date”) as soon as practicable after the expiration of any and all required waiting periods following the effective date of all required approvals of the Mergers by the Federal Deposit Insurance Corporation (“FDIC”), the North Carolina Commissioner of Banks (the “Commissioner”), the North Carolina Banking Commission, the Board of Governors of the Federal Reserve System (including any Federal Reserve Bank acting under delegated authority, the “Federal Reserve”) and any other governmental and regulatory authorities. At the Closing, the Parties shall take such actions (including the delivery of certain closing documents and the execution of Articles of Merger under North Carolina law) as are required herein and as otherwise shall be required by law to consummate the Parent Merger and the Bank Merger and to cause each to become effective.

1.11 Effective Time.  Subject to satisfaction or waiver of all conditions precedent set forth in this Agreement, the Parent Merger shall become effective on the date and at the time (the “Effective Time”) on which Articles of Merger therefor, executed in accordance with applicable law, shall have been accepted for filing by the Secretary of State of the State of North Carolina (or such later time as may be specified in such Articles of Merger as the effective time of the Parent Merger). The Effective Time shall be as soon as practicable following the Closing Date. For purposes of this Agreement, a “Business Day” shall mean any day, other than a Saturday, Sunday or a day on which banks located in North Carolina shall be authorized or required by law to close.

The Bank Merger shall become effective on the date and at the time on which Articles of Merger therefor, executed in accordance with applicable law, shall have been accepted for filing by the Secretary of State of the State of North Carolina (or such later time as may be specified in such Articles of Merger as the effective time of the Bank Merger).

1.12 Further Assurances.  If at any time after the Effective Time, NCBC shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Parent or the Surviving Bank, the title to any property or rights of Select and/or Select Bank acquired or to be acquired by reason of, or as a result of, the Mergers, the Surviving Parent or the Surviving Bank, as appropriate, and their respective officers and directors shall be entitled to execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in NCBC or NCBC Bank, as applicable, and otherwise to carry out the purpose of this Agreement, and the officers and directors of the Surviving Parent and the Surviving Bank, as applicable, shall be fully authorized and hereby directed in the name of Select and/or Select Bank or otherwise to take any and all such actions.

1.13 Income Tax Treatment.  It is intended by the Parties that the Parent Merger and the Bank Merger each constitute a “reorganization” within the meaning of Section 368(a) of the Code. Each of the Parties hereto adopts this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the regulations promulgated by the United States Department of the Treasury pursuant to the Code (“Treasury Regulations”). All of the Parties hereto agree to (i) cooperate in order to qualify each of the Mergers as a nontaxable reorganization under Section 368(a) of the Code, (ii) not take any action (other than as contemplated by this Agreement) that could reasonably be expected to cause either of the Mergers to fail to so qualify, and (iii) report the Mergers for federal, state and local income tax purposes in a manner consistent with such characterization.

ARTICLE II. REPRESENTATIONS AND WARRANTIES
OF SELECT AND SELECT BANK

Except as otherwise specifically provided herein or as “Previously Disclosed” to NCBC and NCBC Bank, Select and Select Bank hereby jointly and severally make the following representations and warranties to NCBC and NCBC Bank as of the date hereof and as of the Closing Date (except for representations and warranties that are made as of a specific date). For purposes of this Article II, “Previously Disclosed” shall mean, as to Select and Select Bank, the disclosure of information in a letter delivered by Select and Select Bank to NCBC and NCBC Bank specifically referring to this Agreement and arranged in sections corresponding to the sections, subsections and items of this Agreement applicable thereto, and which letter has been delivered prior to the execution of this Agreement. Information shall be deemed Previously Disclosed for the purpose of a given section, subsection or item of this Agreement only to the extent that a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.

2.1 Corporate Organization, Capacity and Authority.

(a) Organization.

(i) Select is a corporation duly incorporated and validly existing under the laws of the State of North Carolina. Select is registered as a bank holding company under the Bank Holding Company Act of 1956. Select has no direct or indirect subsidiaries other than Select Bank, and is not itself engaged in any banking, lending or other business or operations.

(ii) Select Bank is a banking corporation duly organized and incorporated and validly existing under the laws of the State of North Carolina. The deposit accounts of Select Bank are insured up to applicable limits by the FDIC. Except as Previously Disclosed, Select Bank has no direct or indirect subsidiaries.

(b) Power and Authority.  Select and Select Bank each has all requisite power and authority to own, lease and operate its respective properties and to carry on its respective business as it is now being conducted, is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification necessary, and is not transacting business or operating any properties owned or leased by it in violation of any provision of federal, state or local law or any rule or regulation promulgated thereunder.

(c) Constituent Documents.  Each of Select and Select Bank has previously delivered to NCBC and NCBC Bank true, accurate and complete copies of its currently effective charter and bylaws or equivalent organizational documents, including all amendments thereto.

2.2 Capital Stock.

(a) The authorized capital stock of Select consists of 10,000,000 shares of common stock, $1.00 par value per share, of which 2,393,261 shares are issued and outstanding as of the date hereof, and 1,000,000 shares of preferred stock, no par value, of which 7,645 shares have been designated and issued as Senior Non-Cumulative Perpetual Preferred Stock, Series A. Other than the Select Common Stock and the Select Preferred Stock, Select has no outstanding equity securities or class of capital stock. Each outstanding share of Select Common Stock and Select Preferred Stock has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder or other third party.

(b) The authorized capital stock of Select Bank consists of 10,000,000 shares of common stock, $5.00 par value per share, of which 1,867,914 shares are issued and outstanding as of the date hereof, and 1,000,000 shares of preferred stock, of which there are no shares issued and outstanding. Select owns all of the issued and outstanding shares of Select Bank Common Stock. Other than the Select Bank Common Stock, Select Bank has no outstanding equity securities or class of capital stock. Each outstanding share of Select Bank Common Stock has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder or other third party.

2.3 Principal Shareholders.  Select has Previously Disclosed to NCBC the name of, and number of shares of Select Common Stock beneficially owned by each of the shareholders of Select Common Stock, including the name of, and number of shares of Select Common Stock beneficially owned by, each of the directors and officers of Select and of Select Bank. Except as Previously Disclosed, there are no persons or entities that beneficially own or control the power to vote, directly or indirectly, more than five percent (5%) of the outstanding shares of Select Common Stock. The Secretary of the United States Treasury is the registered owner of all outstanding shares of the Select Preferred Stock. Select Bank is the wholly-owned subsidiary of Select and no other person owns, directly or indirectly, any equity interest in Select Bank.

2.4 Convertible Securities and Options.  Except as Previously Disclosed, neither Select nor Select Bank has any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Select Common Stock, Select Preferred Stock, Select Bank Common Stock, or any other securities of Select or Select Bank, (ii) options, warrants, rights, calls or other commitments of any nature which entitle, or could entitle, any person to receive or acquire any shares of Select Common Stock, Select Preferred Stock, Select Bank Common Stock, or any other securities of Select or Select Bank, or (iii) plan, agreement or other arrangement pursuant to which shares of Select Common Stock, Select Preferred Stock, Select Bank Common Stock, or any other securities of Select or Select Bank or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

2.5 Authorization and Validity of Agreement and Plans of Merger.  This Agreement, the Plan of Merger and the Plan of Bank Merger have been duly and validly approved by Select’s board of directors, and this Agreement and the Plan of Bank Merger have been duly and validly approved by Select Bank’s board of directors. Subject only to approval of the Plan of Merger by the shareholders of Select, (i) Select and Select Bank each has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described herein, (ii) all corporate proceedings and approvals required to be taken to authorize each of Select and Select Bank to enter into this Agreement and to perform its obligations and agreements and to carry out the transactions described herein have been duly and properly taken, and (iii) this Agreement constitutes the valid and binding agreement of Select and Select Bank enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors’ rights generally, (B) legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies, (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions, and (D) the orderly liquidation provisions of Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

2.6 Validity of Transactions; Absence of Required Consents or Waivers.  Provided the required approvals of Select’s shareholders and of applicable governmental and regulatory authorities are obtained, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by Select or Select Bank with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, the charter or bylaws or the equivalent organizational documents of Select or Select Bank, or any material contract, agreement, lease, mortgage, note, bond, indenture, license or obligation to which Select or Select Bank is a party or bound or by which it or its business, capital stock or any of its properties or assets may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction or encumbrance upon any of the material properties or assets of Select or Select Bank; (iii) violate any applicable federal or state statute, law, rule or regulation, or any judgment, order, writ, injunction or decree of any court, administrative or regulatory agency or governmental body; (iv) result in the acceleration of any obligation or indebtedness of Select or Select Bank; or (v) interfere with or otherwise adversely affect the ability of Select or Select Bank to carry on its business as presently conducted, or interfere with or otherwise adversely affect the ability of the Surviving Parent or the Surviving Bank, respectively, to carry on such business after the Effective Time. No consents, approvals or waivers are required to be obtained from any person or entity in connection with Select’s or Select Bank’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of Select’s shareholders as described in Section 7.1(a) below and of governmental and regulatory authorities as described in Section 7.1(b) below and approvals previously obtained.

2.7 Books and Records.  The books of account of Select and of Select Bank have been maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books of account are complete and reflect accurately in all material respects Select’s and Select Bank’s items of income and expense and all of their respective assets, liabilities and shareholders’ equity. The minute books of Select and of Select Bank accurately reflect in all material respects the corporate actions which their respective shareholders and boards of directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been made available to NCBC, NCBC Bank and their representatives.

2.8 Regulatory Reports.

(a) Since its date of incorporation, Select Bank has filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the FDIC, (ii) the Commissioner, and (iii) any other governmental and regulatory authorities having jurisdiction over Select Bank. All such reports, registrations, statements and amendments filed by Select Bank with the FDIC, the Commissioner or other such regulatory authority are collectively referred to herein as the “Select Bank Reports.” As of their respective dates, the Select Bank Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and Select Bank has not been notified that any such Select Bank Reports were deficient as to form or content. Following the date of this Agreement, Select Bank shall deliver to NCBC Bank, simultaneously with the filing thereof, a copy of each report, registration, statement or other regulatory filing made thereafter by Select Bank, with the FDIC, the Commissioner or any other such regulatory authority.

(b) Since its date of incorporation, Select has filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the Federal Reserve and any other governmental or regulatory authorities having jurisdiction over Select. All such reports, registrations, statements and amendments filed by Select with such regulatory authorities are collectively referred to herein as the “Select Reports.” As of their respective dates, the Select Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and, except as Previously Disclosed, Select has not been notified that any such Select Reports were deficient as to form or content. Following the date of this Agreement, Select shall deliver to NCBC, simultaneously with the filing thereof, a copy of each report, registration, statement or other regulatory filing made thereafter by Select with any such regulatory authority.

2.9 Financial Statements.  Each of Select and Select Bank has made available to NCBC and NCBC Bank or their representatives the following financial statements (collectively, the “Select Financial Statements”): its balance sheets and its statements of operations, changes in shareholders’ equity, and cash flows as of and for the three-month and six-month periods ended June 30, 2013 and for the years ended December 31, 2012 and 2011, together with notes thereto. Following the date of this Agreement, Select and Select Bank promptly will deliver to NCBC and NCBC Bank all other annual or interim financial statements prepared by or for Select and Select Bank. The Select Financial Statements (including any related notes and schedules thereto) have been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) or regulatory accounting principles, whichever is applicable, and have been, are being and will be maintained in all material respects in accordance with Select’s and Select Bank’s books and records, respectively, and present fairly Select’s and Select Bank’s financial condition, assets and liabilities and results of operations and cash flows as of the dates indicated and for the periods specified therein, subject, in the case of unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein, which adjustments will not be material in amount or effect.

2.10 Tax Returns and Other Tax Matters.

(a) For purposes of this Agreement, (i) “Tax” or “Taxes” shall mean all material federal, state, local, foreign, provincial, territorial or other taxes, imports, tariffs, fees, levies or other similar assessments or liabilities and other charges of any kind, including income taxes, profits taxes, franchise taxes, ad valorem taxes, excise taxes, withholding taxes, stamp taxes or other taxes of or with respect to gross receipts, premiums, real property, personal property, windfall profits, sales, use, transfers, licensing, employment, social security, workers’ compensation, unemployment, payroll and franchises imposed by or under any law (meaning all laws, statutes, ordinances and regulations of any governmental authority including all decisions of any court having the effect of law), and any other taxes, duties or assessments, together with all interest, penalties and additions imposed with respect to such amounts; (ii) “Tax Returns” shall mean any declaration, return, report, schedule, certificate, statement or other similar document (including relating or supporting information) required to be filed with or by any Taxing Authority (as defined below) with respect to any Tax, or where none is required to be filed with or by a Taxing Authority, the statement or other document issued by the applicable Taxing Authority in connection with any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax; and (iii) “Taxing Authority” shall mean any domestic, foreign, federal, national, provincial, state, county or municipal or other local government or court, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

(b) Except as Previously Disclosed, (i) each of Select and Select Bank has timely filed or caused to be filed, or obtained proper extensions of time for filing, all federal, state and local Tax Returns that are required by law to have been filed, and all such Tax Returns were true, correct and complete in all material respects and contained all material information required to be contained therein; (ii) all Taxes that have become due from or been assessed or levied against Select and Select Bank, or their respective properties, have been fully paid or, if not yet due, a reserve or accrual which is adequate in all material respects for the payment of all such Taxes to be paid and the obligation for such unpaid Taxes is reflected on the Select Financial Statements; (iii) neither the income Tax Returns of Select nor Select Bank has been subject to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue (the “NCDOR”) since its incorporation, no other types of Tax Returns of Select or Select Bank have been the subject of any audit by the IRS or NCDOR within the last five (5) years, and neither Select nor Select Bank (A) has received any indication of the pendency of any audit or examination in connection with any Tax Returns with respect to which any applicable statute of limitation has not expired or (B) has any Knowledge that, with the passage of time, any such Tax Return could be subject to adjustment; and (iv) neither Select nor Select Bank has executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any Tax. No claim has ever been made by a Taxing Authority in a jurisdiction where Select or Select Bank does not file tax returns that Select or Select Bank is or may be subject to taxation by that jurisdiction. There are no liens for taxes (other than taxes not yet due and payable) upon any of the assets of Select or Select Bank.

(c) Each of Select and Select Bank has withheld and paid all taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) Neither Select nor Select Bank is a party to or is bound by any Tax-sharing, Tax-allocation or Tax-indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between Select and Select Bank). Within the past five (5) years, neither Select nor any subsidiary thereof has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Select nor any subsidiary thereof has participated in a

“reportable transaction” within the meaning of Section 1.6011-4(b)(1) of the Treasury Regulations. Select and Select Bank have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(e) Neither Select nor Select Bank is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS, and no pending request for permission to change any accounting method has been submitted by Select or Select Bank. Neither Select nor Select Bank will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or before the day of the Effective Time; (ii) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the day of the Effective Time; or (iv) prepaid amount received on or prior to the day of the Effective Time. Neither Select nor Select Bank has made an election under Section 108(i) of the Code with respect to income from the discharge of indebtedness.

(f) Neither Select nor Select Bank has made any payments or has been or is a party to any contract, agreement, plan or other arrangement that, individually or collectively, could give rise to the payment of any amount for which all or any part of a deduction would be disallowed by reason of Sections 162(m) or 280G of the Code or that would be subject to withholding under Sections 409A, 457A or 4999 of the Code (whether directly under such Section or pursuant to Code Section 3401)

Each of Select and Select Bank has not been, and as of the day of the Effective Time will not have been, a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

2.11 Absence of Material Adverse Effects or Certain Other Events.  Except as Previously Disclosed:

(a) Each of Select and Select Bank has conducted its business only in the ordinary course, and, since December 31, 2012, there has been no Material Adverse Effect, and there has occurred no event or development and there currently exists no condition or circumstance which, with the lapse of time or otherwise, might or could cause, create or result in a Material Adverse Effect, on Select or Select Bank.

(b) Since December 31, 2012, neither Select nor Select Bank has incurred any material liability or engaged in any material transaction or entered into any material agreement, suffered any loss, destruction or damage to any of its respective properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease, outside the ordinary course of its business.

(c) Each of Select and Select Bank has Previously Disclosed to NCBC and NCBC Bank any and all “Raises” approved or effected since March 31, 2013. “Raises” shall be defined to include any bonus and any increase in the salary, compensation or general benefits, payable to any director, officer or employee of Select or of Select Bank.

2.12 Absence of Undisclosed Liabilities.  Neither Select nor Select Bank has any liabilities or obligations, matured or unmatured, accrued, absolute, contingent or otherwise, whether due or to become due (including Tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (a) those reflected in the Select Financial Statements, or (b) obligations or liabilities incurred in the ordinary course of its business since December 31, 2012 and which are not, individually or in the aggregate, material to Select or Select Bank. No facts or circumstances exist that could reasonably be expected to serve as the basis for any other material liabilities of Select or Select Bank.

2.13 Litigation and Compliance with Law.  Except as Previously Disclosed:

(a) There are no actions, suits, arbitrations, controversies or other proceedings or investigations (or, to the Knowledge of Select or Select Bank, any facts or circumstances which reasonably could result in such), including any such action by any governmental or regulatory authority, which currently exist or are ongoing, pending or, to the Knowledge of Select or Select Bank, threatened, contemplated or probable of assertion, against, relating to or otherwise affecting Select or Select Bank, or any of its properties, assets, employees or directors, which, if determined adversely, could result in liability on the part of Select or Select Bank for, or subject Select or Select Bank to, monetary damages, fines or penalties or an injunction, or which, to the Knowledge of Select or Select Bank, could subject any of Select’s directors or officers or any of Select Bank’s directors, officers or employees to monetary damages, fines or penalties, or criminal liability. Without limiting the foregoing, to the Knowledge of Select and Select Bank, no director, officer or employee of Select or Select Bank has made any payment, directly or indirectly, to any person in violation of applicable procurement laws, including (but not limited to) laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments.

(b) Select and Select Bank each has all licenses, permits, orders, authorizations and approvals (“Permits”) of applicable federal, state, local and foreign governmental or regulatory bodies that are material to or necessary for the conduct of its respective business or to own, lease and operate its respective properties. All such Permits are in full force and effect and no violations are or have been recorded in respect of any such Permits. No proceeding is pending or, to the Knowledge of Select or Select Bank, threatened or probable of assertion, to suspend, cancel, revoke or limit any Permit.

(c) Neither Select nor Select Bank (i) is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding or other similar agreement, order, directive, memorandum or consent of, with or issued by any regulatory or other governmental authority (including the Commissioner, the Federal Reserve or the FDIC) or (ii) has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory or other governmental authority (including the Commissioner, the Federal Reserve or the FDIC) relating to its financial condition, directors or officers, employees, operations, capital, regulatory compliance or otherwise. There are no judgments, orders, stipulations, injunctions, decrees or awards against Select or Select Bank that in any manner limit, restrict, regulate, enjoin or prohibit any present or past business or practice of Select or Select Bank; and neither Select nor Select Bank has been advised or has any reason to believe that any regulatory or other governmental authority or any court is contemplating, threatening or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree or award or the adoption of any such policies, procedures or board resolutions.

(d) Neither Select nor Select Bank is in violation or default under, and each of Select and Select Bank is in material compliance with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions and decrees of any court or federal, state, municipal or other governmental or regulatory authority having jurisdiction or authority over it or its business operations, properties or assets (including all provisions of North Carolina law relating to usury, consumer protection and all other laws and regulations applicable to extensions of credit), and, to the Knowledge of Select and Select Bank, there is no basis for any claim by any person or authority for compensation, reimbursement or damages or otherwise for any violation of any of the foregoing.

2.14 Real Properties.  Select does not own or lease any real property and has not previously owned or leased any real property. Select Bank has Previously Disclosed to NCBC Bank a list of all real property owned by Select Bank or Select Real Estate Holdings, LLC (the “Owned Real Property”), or leased by Select Bank or Select Real Estate Holdings, LLC (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”), and all leases and ancillary documents pertaining to the Leased Real Property (the “Real Property Leases” and each a “Real Property Lease”), as well as a list of all real property previously owned or leased by Select Bank or Select Real Estate Holdings, LLC (the “Previous Real Property”). With respect to all Real Property, Select Bank or Select Real Estate Holdings, LLC, has good and marketable fee simple title to, or a valid and subsisting leasehold interest in, such Real Property and owns the same free and clear of all mortgages, liens, leases, encumbrances, title defects and exceptions to title other than (i) the lien of current Taxes not yet due and payable, and (ii) such imperfections of title and restrictions, covenants and easements (including utility easements) which do not materially and adversely affect the value of the Real Property and which do not and will not materially detract from, interfere with or restrict the present or future use of the properties subject thereto or affected thereby. With respect to each Real Property Lease (x) such lease is valid and enforceable in accordance with its terms (subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles), (y) there currently exists no circumstance or condition which constitutes an event of default by Select Bank (as lessor or lessee) or which, with the passage of time or the giving of required notices will or could constitute such an event of default, and (z) subject to any required consent of Select Bank’s lessor, each such Real Property Lease may be assigned to NCBC Bank at Closing without penalty or premium, and the execution and delivery of this Agreement does not constitute an event of default thereunder. The Owned Real Property and, to the Knowledge of Select Bank, the Leased Real Property, comply with all applicable federal, state and local laws, regulations, ordinances or orders of any governmental authority, including those relating to zoning, building and use permits, and the Real Property may be used under applicable zoning ordinances for commercial banking facilities as a matter of right rather than as a conditional or nonconforming use. All improvements and fixtures included in or on the Real Property are in good condition and repair, ordinary wear and tear excepted, and there does not exist any condition which materially adversely affects the economic value thereof or materially adversely interferes (or will interfere after the Mergers) with the contemplated use thereof.

2.15 Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on the books and records of Select Bank (i) have resulted from bona fide business transactions in the ordinary course of operations of Select Bank, (ii) were made, in all material respects, in accordance with the standard loan policies and procedures of Select Bank, and (iii) are owned by Select Bank free and clear in all material respects of any liens, encumbrances, assignments, participation or repurchase agreements or other exceptions to title or to the ownership or collection rights of any other person or entity.

(b) All of the records of Select Bank regarding all outstanding loans, accounts, notes and other receivables, and all other real estate owned, are accurate in all material respects, and, with respect to such loans the loan documentation of which indicate are secured by any real or personal property or property rights (“Loan Collateral”), such loans are in all material respects secured by valid, perfected and enforceable liens on all such Loan Collateral having the priority described in the records of such loan. Select Bank has not engaged in any form of indirect lending and no such indirect loans are outstanding.

(c) To the Knowledge of Select Bank, each loan reflected as an asset on the books of Select Bank and each guaranty therefor, is the legal, valid and binding obligation of the obligor or guarantor thereon (subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and no defense, offset or counterclaim has been asserted with respect to any such loan or guaranty.

(d) Select Bank has previously delivered to NCBC Bank (i) a written listing of each loan, extension of credit or other asset of Select Bank which, as of June 30, 2013, was classified (on the books and records of Select Bank or otherwise) as “Loss”, “Doubtful”, “Substandard” or “Special Mention” (or otherwise by words of similar import), or which it has designated as a special asset or for special handling or placed on any “watch list” because of concerns regarding the ultimate collectability or deteriorating condition of such asset or any obligor or Loan Collateral therefor, and (ii) a written listing of each loan or extension of credit that, as of June 30, 2013, was past due as to the payment of principal or interest or both, or as to which any obligor thereon (including the borrower or any guarantor) otherwise was in default, is the subject of a proceeding in bankruptcy or otherwise has indicated any inability or intention not to repay such loan or extension of credit. Each such listing is accurate and complete in all material respects as of the date indicated.

(e) As of June 30, 2013, December 31, 2012 and December 31, 2011, Select Bank’s reserve for possible loan losses (the “Select Bank Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable requirements, rules and policies of the FDIC and the Commissioner and, in the best judgment of management of Select Bank, is appropriate in view of the size and character of its loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in its loan portfolio.

(f) To the Knowledge of Select Bank, each of the loans carried on Select Bank’s books and records (with the exception of those loans Previously Disclosed to NCBC Bank pursuant to subparagraph (d) of this Section 2.15) is collectible in the ordinary course of Select Bank’s business in an amount which is not less than the amount at which it is carried on Select Bank’s books and records.

2.16 Securities Portfolio and Investments.  Select owns no securities except for the common stock of Select Bank. Except as Previously Disclosed, all securities owned by Select Bank (whether owned of record or beneficially) are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory, which would materially impair the ability of Select Bank to dispose freely of any such security or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which Select or Select Bank is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” to which Select Bank has “purchased” securities under agreement to resell, Select Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed that is secured by such collateral. Except for fluctuations in the market values of its investment securities, since December 31, 2012, there has been no significant deterioration or material adverse change in the quality, or any material decrease in the value, of Select Bank’s securities portfolio as a whole.

2.17 Personal Property and Other Assets.  Select does not own or lease any tangible personal property. Select Bank has Previously Disclosed to NCBC Bank a list of all tangible personal property (including all banking equipment, data processing equipment, vehicles, and all other tangible personal property located in any office of or used by Select Bank and material to the operation of its business) owned by Select Bank (the “Owned Tangible Property”) or leased by Select Bank (the “Leased Tangible Property” and together with the Owned Tangible Property, the “Tangible Personal Property”) and all leases and ancillary documents pertaining to the Leased Tangible Property (the “Tangible Property Leases”). With respect to all Tangible Personal Property, Select Bank has good and marketable title to, or a valid and subsisting lease of, such Tangible Personal Property. Except as Previously Disclosed, all Owned Tangible Property of Select Bank is free and clear of all liens, encumbrances, leases, title defects or exceptions to title. With respect to each Tangible Property Lease (x) such lease is valid and enforceable in accordance with its terms (subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles), (y) there currently exists no circumstance or condition which constitutes an event of default by Select Bank (as lessee) or which, with the passage of time or the giving of required notices will or could constitute such an event of default, and (z) subject to any required consent of Select Bank’s lessor, each such Tangible Property Lease may be assigned to NCBC Bank without penalty or premium, and the execution and delivery of this Agreement does not constitute an event of default thereunder. All Tangible Personal Property is in good operating condition and repair, ordinary wear and tear excepted.

2.18 Patents and Trademarks.

(a) Select and Select Bank each owns, possesses or has the right to use all patents, licenses, trademarks, trade names, copyrights, trade secrets and proprietary and other confidential information necessary to conduct its business as now conducted (collectively, “Intellectual Property”), all of which rights shall survive unchanged immediately following the consummation of the transactions contemplated by this Agreement.

(b) Select and Select Bank have Previously Disclosed to NCBC and NCBC Bank a list of all Intellectual Property owned (the “Owned Intellectual Property”) or licensed (the “Licensed Intellectual Property”) thereby, and all licenses and ancillary documents pertaining to the Licensed Intellectual Property (the “IP Licenses”). All Owned Intellectual Property of Select and of Select Bank is owned thereby free and clear of all liens, encumbrances, licenses, title defects or exceptions to title. Select and Select Bank each has good and marketable fee simple title to, or a valid and subsisting leasehold interest in, its Owned Intellectual Property. Select and Select Bank each has valid licenses to use the Licensed Intellectual Property in connection with the operation of its business as now conducted.

(c) Each item of the Owned Intellectual Property is currently in material compliance with any and all formal legal requirements necessary to maintain the validity and enforceability thereof. There is no action pending, asserted or, to the Knowledge of Select and Select Bank, threatened contesting or challenging the ownership of, or any Select and Select Bank’s right to use, any Intellectual Property. Neither the operation by Select and Select Bank of its business as now conducted nor the use of the Intellectual Property by Select or Select Bank infringes or misappropriates, in any material respect, the intellectual property rights of any third person. To the Knowledge of Select and Select Bank, no third party is engaging, or has engaged, in any activity that infringes or misappropriates, in any material respect, any Intellectual Property. With respect to each IP License (x) such license is valid and enforceable in accordance with its terms (subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles), (y) there currently exists no circumstance or condition which constitutes an event of default by Select or Select Bank (as licensee) or which, with the passage of time or the giving of required notices will or could constitute such an event of default, (z) subject to any required consent of Select’s and Select Bank’s licensors, all of the Intellectual Property and the IP Licenses may be assigned to NCBC and NCBC Bank at Closing without penalty or premium, and (zz) the execution and delivery of this Agreement does not constitute an event of default under any IP License.

(d) Select and Select Bank each owns, possesses or has the right to use any and all software, applications and code currently installed or otherwise in use on any computer hardware of Select and Select Bank, respectively, or otherwise used by Select or Select Bank in the conduct of its business. To the knowledge of Select and Select Bank, the computer hardware and software used by Select and Select Bank in the conduct of its business (“IT Assets”) are adequate for, and operate and perform as required in connection with, the operation of the business. To the knowledge of Select and Select Bank, no third party has gained unauthorized access to any IT Assets. Consummation of the transactions contemplated by this Agreement will not result in NCBC or NCBC Bank or any of their affiliates being (x) bound by, or subject to, any non-compete obligation, covenant not to sue, or other restriction on the operation or scope of their business, or (y) obligated to pay any royalties, honoraria, fees or other payments to any third party in excess of those payable by Select and Select Bank prior to the Closing or payable pursuant to any assumed contract.

(e) Select and Select Bank have not utilized any intellectual property owned by any of their employees (or people it currently intends to hire, if any) made prior to their employment by Select and Select Bank except as has been validly assigned to Select and Select Bank.

2.19 Environmental Matters.

(a) Select Bank has Previously Disclosed to NCBC Bank copies of all written reports, correspondence, notices or other materials, if any, in its possession pertaining to: (i) environmental surveys or assessments of the Real Property, the Previous Real Property, or any of its Loan Collateral and any improvements thereon; or (ii) any violation of “Environmental Laws” (as defined in Section 2.19(f) below) on, affecting or otherwise involving the Real Property, the Previous Real Property, or any Loan Collateral.

(b) Except as Previously Disclosed, there has been no presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any “Hazardous Substances” (as defined in Section 2.19(g) below) by any person prior to the date hereof on, from or relating to the Owned Real Property or, to the Knowledge of Select or Select Bank, the Leased Real Property or any Loan Collateral, which constitutes a violation of any Environmental Laws.

(c) Select and Select Bank have complied in all material respects with all applicable Environmental Laws, permits or other requirements relating to health, safety or the environment or imposing liability, responsibility or standards of conduct applicable to environmental conditions, and, to the Knowledge of Select and Select Bank, there has been no violation of any Environmental Laws (as defined below) (including, to the Knowledge of Select Bank, any violation with respect to or relating to any Loan

Collateral) by any other person or entity for whose liability or obligation with respect to any particular matter or violation Select or Select Bank is or may be responsible or liable.

(d) Neither Select nor Select Bank is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the Real Property or the Previous Real Property or, to the Knowledge of Select Bank, any Loan Collateral by any person or entity, and to the Knowledge of Select Bank, no such claims, demands, causes of action, suits or proceedings are threatened or probable of assertion.

(e) No facts, events or conditions relating to the Real Property or the Previous Real Property or, to the Knowledge of Select Bank, any Loan Collateral, or the operations of Select or Select Bank, will prevent, hinder or limit continued compliance with Environmental Laws in any material respect, or will give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

(f) For purposes of this Agreement, “Environmental Laws” shall include:

(i) all federal, state and local statutes, regulations, ordinances, orders, decrees, and similar provisions having the force or effect of law,

(ii) all contractual agreements, and

(iii) all common law

concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all standards of conduct and bases of obligations relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, discharge, release, threatened release, control, emergency removal, clean-up or remediation of any Hazardous Substances (including the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendment and Reauthorization Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, any “Superfund” or “Superlien” law, the Americans with Disabilities Act, and the Occupational Safety and Health Act), as such may now, or at any time prior to the Effective Time, be defined or in effect.

(g) For purposes of this Agreement, “Hazardous Substances” shall include hazardous, toxic or otherwise regulated materials, substances or wastes; chemical substances or mixtures; pesticides; pollutants; contaminants; toxic chemicals; oil or other petroleum products, byproducts, additives, or constituents (including, but not limited to, crude oil, diesel oil, fuel oil, gasoline, lubrication oil, oil refuse, oil mixed with other waste, oil sludge, MTBE and all other liquid hydrocarbons regardless of specific gravity); asbestos or asbestos containing material; flammable explosives; polychlorinated biphenyls (“PCBs”) or any material containing PCBs; radioactive materials; biological micro-organisms, viruses, fungi, spores; environmental tobacco smoke; radon or radon gas; formaldehyde or any material containing formaldehyde; fumigants; any material or substance comprising or contributing to conditions known as “sick building syndrome,” “building-related illness” or similar conditions or exposures; and/or any hazardous, toxic, regulated or dangerous waste, substance or material defined as such by the United States Environmental Protection Agency or any other federal, state or local governmental agency or political subdivision thereof, or for the purpose of or by any Environmental Laws, as now or at any time prior to the Effective Time may be defined or in effect.

2.20 Brokerage or Finders’ Commissions.  All negotiations relative to this Agreement and the transactions described herein have been carried on by Select and Select Bank or their representative, Smith Capital, Inc., Charlotte, North Carolina, directly with NCBC and NCBC Bank or their representatives, and no person or firm other than Smith Capital, Inc., has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, Select or Select Bank or their respective boards of directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein.

2.21 Material Contracts.

(a) Except as Previously Disclosed, neither Select nor Select Bank is a party to or bound by any agreement (other than, with respect to Select Bank, loans, letters of credit, lines of credit, loan commitments and the like, extended or made in the ordinary course of its business) (i) involving money or other property in an amount or with a value in excess of $75,000, (ii) which calls for the provision of goods or services to Select Bank and cannot be terminated without material penalty upon written notice to the other party thereto, (iii) which is material to Select and/or Select Bank and was not entered into in the ordinary course of business, (iv) which involves hedging, options or any similar trading activity, or interest rate exchanges or swaps, (v) extending any loan or credit, (vi) which involves the purchase or sale of any material assets, or the purchase, sale, issuance, redemption or transfer of any capital stock or other securities, of Select or Select Bank, (vii) which involves the purchase or sale of any material assets of any third person, or the purchase, sale, issuance, redemption or transfer of any capital stock or other securities of any third person, or (viii) with any director, officer or principal shareholder of Select or Select Bank (including any consulting agreement, but not including any employee agreement Previously Disclosed with respect to Section 2.22, or any agreement relating to loans or other banking services which were made in the ordinary course of its business and on substantially the same terms and conditions as were prevailing at that time for similar agreements with unrelated persons).

(b) Neither Select nor Select Bank is in default, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute such a default, under any contract, lease, insurance policy, commitment or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits.

2.22 Employment Matters; Employee Relations.  Select has no employees other than its executive officers Previously Disclosed to NCBC. Except as Previously Disclosed:

(a) Each of Select and Select Bank (i) has paid in full to or accrued on behalf of all its respective directors, officers, employees and contractors all wages, salaries, commissions, bonuses, fees and other direct compensation for all labor or services rendered or performed by them to the date of this Agreement and all vacation pay, sick pay, severance pay and other amounts promised to the extent required by law or its existing policies or practices, (ii) have withheld and reported all amounts required by law or by agreement to be withheld and reported from the wages, salaries and other payments to employees; (iii) are in compliance in all material respects with all applicable federal, state and local laws, statutes, rules and regulations with regard to employment and employment practices, terms and conditions of employment, non-discrimination, non-harassment, family and medical leave and wages and hours and other compensation matters; (iv) are in material compliance with all laws regarding the classification of employees as exempt or nonexempt and as employees or independent contractors; and (v) no person or governmental authority has asserted that Select or Select Bank is liable in any amount for any arrearages in wages, benefits or employment Taxes or for any penalties for failure to comply with any of the foregoing, no such claim or charge is pending and to the Knowledge of Select and Select Bank, no such assertion, claim or charge is threatened or probable.

(b) There is no action, suit or proceeding by any person pending or, to the Knowledge of Select or Select Bank, threatened against Select or Select Bank (or its employees), involving employment discrimination, harassment, wrongful discharge or similar claims. Except as Previously Disclosed, all employees of Select and Select Bank are employed “at will,” and may be terminated at any time for any reason without further obligation by Select or Select Bank. Neither Select nor Select Bank has incurred any obligation or liability under the Worker Adjustment and Retraining Notification (“WARN”) Act or any similar state or local law.

(c) Select Bank is not a party to or bound by any collective bargaining agreement with any of its employees, any labor union or any other collective bargaining unit or organization. There is no pending or, to the Knowledge of Select Bank, threatened labor dispute, work stoppage, lock-out or strike involving Select Bank, or any of its employees, or any pending or, to the Knowledge of Select Bank, threatened proceeding in which it is asserted that Select Bank has committed an unfair labor practice. Select Bank is not aware of any activity involving it or any of its employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

(d) No director, officer, employee or other service provider is or will be entitled to a gross-up, make-whole or other payment as a result of the imposition of Taxes under Sections 280G, 409A, 457A or 4999 of the Code pursuant to any agreement or arrangement with Select or Select Bank.

2.23 Compensation.  Each of Select and Select Bank has Previously Disclosed the name and current salary or wage rate for each present director, officer and employee thereof.

2.24 Employment Agreements; Employee Benefit Plans.

(a) Select and Select Bank have each Previously Disclosed to NCBC and NCBC Bank a true and complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, and stock option plans and agreements; all employment and severance contracts; all medical, dental, health, and life insurance plans; all vacation, sickness and other leave plans, disability and death benefit plans; and all other employee benefit plans, contracts, or arrangements maintained or contributed to by Select or Select Bank for the benefit of any employees, former employees, directors, former directors or any of their beneficiaries (collectively, the “Select Plans”). True and complete copies of all Select Plans, including, but not limited to, any trust instruments or insurance contracts, if any, forming a part thereof, and all amendments thereto, previously have been supplied to NCBC and NCBC Bank. Except as Previously Disclosed to NCBC and NCBC Bank, neither Select nor Select Bank maintains, sponsors, contributes to or otherwise participates in any “Employee Benefit Plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “Multiemployer Plan” within the meaning of Section 3(37) of ERISA, or any “Multiple Employer Welfare Arrangement” within the meaning of Section 3(40) of ERISA. Each Select Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code, has received or applied for a favorable determination letter from the IRS (or relies on an opinion or notification letter issued by the Internal Revenue Service with respect to a prototype plan adopted by Select Bank), and neither Select nor Select Bank is aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable letter. All reports and returns with respect to the Select Plans (and any Select Plans previously maintained by Select or Select Bank) required to be filed with any governmental department, agency, service or other authority, including Internal Revenue Service Form 5500 (Annual Report), have been properly and timely filed.

(b) All “Employee Benefit Plans” maintained by or otherwise covering current and former officers and/or employees of Select or Select Bank currently are, and at all times have been, in compliance with all provisions and requirements of ERISA. There is no pending or, to the Knowledge of Select and Select Bank, threatened litigation relating to any Select Plan or any such Select Plan previously maintained by Select or Select Bank. Neither Select nor Select Bank has engaged in a transaction with respect to any Select Plan that has subjected it, or absent the exemption under which the transaction was effected, would subject it to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) Select and Select Bank has each Previously Disclosed to NCBC and NCBC Bank a true, correct and complete copy (including copies of all amendments thereto) of each of its retirement plans that is intended to be qualified under Section 401(a) of the Code (collectively, the “Select Retirement Plans”), together with true, correct and complete copies of the summary plan descriptions relating to the Select Retirement Plans, the most recent IRS determination, opinion, or notification letters regarding the Select Retirement Plans, and the most recent Annual Reports (Form 5500 series) and related schedules, if any, for the Select Retirement Plans. There are no issues relating to said qualification or exemption of the Select Retirement Plans currently pending before the IRS, the United States Department of Labor, the

Pension Benefit Guaranty Corporation or any court. There are no disputes or unresolved disagreements with respect to the Select Retirement Plans or the administration thereof currently existing between Select or Select Bank, or any trustee or other fiduciary thereunder, and any governmental agency, any current or former officer or employee of Select or Select Bank, or beneficiary of any such employee or any other person or entity. No “reportable event” within the meaning of Section 4043(c) of ERISA has occurred at any time with respect to the Select Retirement Plans.

(d) No material liability under Title IV of ERISA has been or is expected to be incurred by Select or Select Bank, or any company that is aggregated with Select or Select Bank in determining liability under Title IV of ERISA or that is in a controlled group or affiliated service group (as those terms are defined in Sections 414(b), 414(c), or 414(m) of the Code) (together “ERISA Affiliates”) with Select or Select Bank, with respect to the Select Retirement Plans or with respect to any other ongoing, frozen or terminated defined benefit pension plan currently or formerly maintained by Select or Select Bank. Neither Select nor Select Bank presently contributes to a “Multiemployer Plan” or has ever contributed to such a plan. All contributions required to be made pursuant to the terms of each of the Select Plans (including without limitation the Select Retirement Plans and any other “pension plan” (as defined in Section 3(2) of ERISA, provided such plan is intended to qualify under the provisions of Section 401(a) of the Code) maintained by Select or Select Bank) have been timely made. Neither the Select Retirement Plans nor any other “pension plan” maintained by Select or Select Bank have an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither Select nor Select Bank has provided, nor is it required to provide, security to any “pension plan” or to any “Single Employer Plan” pursuant to Section 401(a)(29) of the Code. Under the Select Retirement Plans and any other “pension plan” maintained by Select or Select Bank as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of any such plan since the last day of the most recent plan year.

(e) There are no restrictions on the rights of Select or Select Bank to amend or terminate any Select Plan. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (except as Previously Disclosed or as otherwise specifically provided for or contemplated by the transactions described in this Agreement) (i) result in any payment to any person (including any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any plan or agreement to any director, officer, employee or consultant, (ii) increase any benefits otherwise payable under any plan or agreement, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

2.25 Insurance.  Select has in effect policies of directors’ and officers’ liability, errors and omissions and other liability insurance as have been Previously Disclosed to NCBC (the “Select Parent Policies”). Select Bank has in effect a “financial institutions bond” and such other policies of general liability, casualty, directors and officers liability, employee fidelity, errors and omissions and other property and liability insurance as have been Previously Disclosed to NCBC Bank (the “Select Bank Policies,” and together with the Select Parent Policies, the “Select Policies”). The Select Policies provide coverage in such amounts and against such liabilities, casualties, losses or risks as is required by applicable law or regulation; and, in the judgment of management of Select and Select Bank, the insurance coverage provided under the Select Policies is reasonable and adequate in all respects therefor. Each of the Select Policies is in full force and effect and is valid and enforceable in accordance with its terms (subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and is underwritten by an insurer of recognized financial responsibility that is qualified to transact business in North Carolina. There are no material inaccuracies in any application by Select or Select Bank for any Select Policy, and Select and Select Bank each has taken all requisite actions (including the giving of required notices) under their respective Select Policies to preserve all rights thereunder with respect to all matters. Neither Select nor Select Bank is in default under the provisions of, nor has Select or Select Bank received notice of cancellation or nonrenewal of, or any premium increase on any Select Policy, nor has

Select or Select Bank failed to pay any of its premiums therefor. There are no pending claims under any Select Policy, and neither Select nor Select Bank has any Knowledge of any fact, or of the occurrence of any event, that would be reasonably likely to result in any such claim.

2.26 Deposit Insurance.  Select Bank is an “insured bank” as defined in Section 3 of the Federal Deposit Insurance Act and applicable regulations thereunder. The deposits of each depositor in Select Bank are insured by the FDIC to the maximum amount provided by law, all deposit insurance premiums due from Select Bank to the FDIC have been paid in full in a timely fashion, and no proceedings have been commenced or, to the Knowledge of Select Bank, are contemplated by the FDIC or otherwise to terminate such insurance.

2.27 Disclosure.  No written statement, certificate, schedule, list or other written information furnished by or on behalf of Select or Select Bank at any time to NCBC or NCBC Bank in connection with this Agreement (including without limitation the statements contained herein), when considered as a whole, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by Select or Select Bank to NCBC or NCBC Bank is a true and complete copy of such document, unmodified except by another document delivered by Select or Select Bank.

2.28 Securitizations.  Neither Select nor Select Bank is a party to any agreement securitizing any of its assets.

2.29 Reorganization; Approvals.  As of the date of this Agreement, neither Select nor Select Bank (a) is aware of any fact or circumstance that could reasonably be expected to prevent each of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (b) has taken or agreed to take any action that would prevent, or would be reasonably likely to prevent, either of the Mergers from qualifying as a reorganization under Section 368(a) of the Code and (c) knows of any reason why all regulatory approvals from any governmental entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

ARTICLE III. REPRESENTATIONS AND WARRANTIES
OF NCBC AND NCBC BANK

Except as otherwise specifically described herein or as “Previously Disclosed” to Select and Select Bank, NCBC and NCBC Bank hereby jointly and severally make the following representations and warranties to Select and Select Bank as of the date hereof and as of the Closing Date. For purposes of this Article III, “Previously Disclosed” shall mean, as to NCBC and NCBC Bank, the disclosure of information in a letter delivered by NCBC and NCBC Bank to Select and Select Bank specifically referring to this Agreement and arranged in sections corresponding to the sections, subsections and items of this Agreement applicable thereto, and which letter has been delivered prior to the execution of this Agreement. Information shall be deemed Previously Disclosed for the purpose of a given section, subsection or item of this Agreement only to the extent a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.

3.1 Corporate Organization, Capacity and Authority.

(a) Organization.

(i) NCBC is a corporation duly organized and incorporated and validly existing under the laws of the State of North Carolina. NCBC is registered as a bank holding company under the Bank Holding Company Act of 1956. NCBC has no direct or indirect subsidiaries other than NCBC Bank and New Century Statutory Trust I, an unconsolidated financing subsidiary organized as a Delaware statutory trust. NCBC is not itself engaged in any banking, lending or other business or operations.

(ii) NCBC Bank is a banking corporation duly organized and incorporated and validly existing under the laws of the State of North Carolina with its deposits insured up to applicable limits by the FDIC. NCBC Bank has no direct or indirect subsidiaries.

(b) Power and Authority.  NCBC and NCBC Bank each has all requisite power and authority to own, lease and operate its respective properties and conduct its respective business as now being conducted, is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, and is not transacting business, or operating any properties owned or leased by it, in violation of any provision of federal, state law or local law or any rule or regulation promulgated thereunder.

(c) Constituent Documents.  Each of NCBC and NCBC Bank has previously delivered to Select and Select Bank true, accurate and complete copies of its currently effective charter and bylaws or equivalent organizational documents, including all amendments and proposed amendments thereto.

3.2 Capital Stock.

(a) The authorized capital stock of NCBC consists of 25,000,000 shares of common stock, $1.00 par value per share, of which 6,921,352 shares are issued and outstanding as of the date hereof, and 5,000,000 shares of preferred stock, no par value, of which there were no shares issued and outstanding as of the date hereof. Other than the NCBC Common Stock, NCBC has no outstanding equity securities or class of capital stock. Each outstanding share of NCBC Common Stock has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder or other third party.

(b) The authorized capital stock of NCBC Bank consists of 10,000,000 shares of common stock, $5.00 par value per share, of which 2,310,788 shares are issued and outstanding as of the date hereof. NCBC owns all of the issued and outstanding shares of NCBC Bank Common Stock. Other than the NCBC Bank Common Stock, NCBC Bank has no outstanding equity securities or class of capital stock. Each outstanding share of NCBC Bank Stock has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder or other third party.

3.3 Convertible Securities, Options, Etc.  Except as Previously Disclosed, neither NCBC nor NCBC Bank has any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of NCBC Common Stock or NCBC Bank Common Stock or any other securities of NCBC or NCBC Bank, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of NCBC Common Stock or NCBC Bank Common Stock or any other securities of NCBC or NCBC Bank, or (iii) any plan, agreement or other arrangement pursuant to which shares of NCBC Common Stock, NCBC Bank Common Stock or any other securities of NCBC or NCBC Bank or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

3.4 Authorization and Validity of Agreement.  This Agreement has been duly and validly approved by the boards of directors of NCBC and NCBC Bank, the Plan of Merger has been duly and validly approved by NCBC’s board of directors, and the Plan of Bank Merger has been duly and validly approved by NCBC’s board of directors and NCBC Bank’s board of directors. Subject only to approval of the Plan of Merger by the shareholders of NCBC, (i) NCBC and NCBC Bank each has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described herein, (ii) all corporate proceedings and approvals required to be taken to authorize NCBC and NCBC Bank to enter into this Agreement and to perform its respective obligations and agreements and to carry out the transactions described herein have been duly and properly taken, and (iii) this Agreement constitutes the valid and binding agreement of NCBC and NCBC Bank enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors’ rights generally, (B) legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies, (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions, and (D) the orderly liquidation provisions of Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

3.5 Validity of Transactions; Absence of Required Consents or Waivers.  Provided the required approvals of NCBC’s shareholders and of governmental and regulatory authorities are obtained, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by NCBC or NCBC Bank with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, the articles of incorporation or bylaws or the equivalent organizational documents of NCBC or NCBC Bank, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation to which NCBC or NCBC Bank is a party or bound or by which it, its business, capital stock or any of its properties or assets may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction or encumbrance upon any of the material properties or assets of NCBC or NCBC Bank; (iii) violate any applicable federal or state statute, law, rule or regulation, or any order, writ, injunction or decree of any court, administrative or regulatory agency or governmental body; (iv) result in the acceleration of any obligation or indebtedness of NCBC or NCBC Bank; or (v) interfere with or otherwise adversely affect the ability of NCBC or NCBC Bank to carry on its business as presently conducted. No consents, approvals or waivers are required to be obtained from any governmental or regulatory authority in connection with NCBC or NCBC Bank’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of NCBC’s shareholders as described in Section 7.1(a) below and of governmental or regulatory authorities described in Section 7.1(b) below and approvals previously obtained.

3.6 Books and Records.  The books of account of NCBC and NCBC Bank have been maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books of account are complete and reflect accurately in all material respects NCBC’s and NCBC Bank’s items of income and expense and all of their respective assets, liabilities and shareholders’ equity. The minute books of NCBC and of NCBC Bank accurately reflect in all material respects the corporate actions which its respective shareholders and boards of directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to Select and Select Bank and its representatives.

3.7 Regulatory Reports.

(a) Since its date of incorporation, NCBC Bank has filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the FDIC, (ii) the Commissioner, and (iii) any other governmental and regulatory authorities having jurisdiction over NCBC Bank. All such reports, registrations, statements and amendments filed by NCBC Bank with the FDIC, the Commissioner and other such regulatory authority are collectively referred to herein as the “NCBC Bank Reports.” As of their respective dates, the NCBC Bank Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and NCBC Bank has not been notified that any such NCBC Bank Reports were deficient as to form or content. Following the date of this Agreement, NCBC Bank shall deliver to Select Bank, simultaneously with the filing thereof, a copy of each report, registration, statement or other regulatory filing made thereafter by NCBC Bank, with the FDIC, the Commissioner or any other such regulatory authority.

(b) Since its date of incorporation, NCBC has filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the Federal Reserve and any other governmental or regulatory authorities having jurisdiction over NCBC. All such reports, registrations, statements and amendments filed by NCBC with such regulatory authorities are collectively referred to herein as the “NCBC Reports.” As of their respective dates, the NCBC Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and, except as Previously Disclosed, Select has not been notified that any such NCBC Reports were deficient as to form or content. Following the date of this Agreement, NCBC shall deliver to Select, simultaneously with the filing thereof, a copy of each report, registration, statement or other regulatory filing made through Closing by NCBC with any such regulatory authority.

3.8 Exchange Act Reports; Financial Statements.

(a) Exchange Act Reports.  NCBC has filed and made available to Select all forms, reports, and documents required to be filed thereby with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since its date of incorporation (the “Exchange Act Reports”). The Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, the Exchange Act and regulations promulgated thereunder, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Exchange Act Reports or necessary in order to make the statements in such Exchange Act Reports, in light of the circumstances under which they were made, not misleading.

(b) Financial Statements.  Each of NCBC and NCBC Bank has made available to Select and Select Bank the following financial statements (collectively, the “NCBC Financial Statements”): its balance sheets and its statements of operations, changes in shareholders’ equity, and cash flows as of and for the three-month and six-month periods ended June 30, 2013 and for the years ended December 31, 2012 and 2011, together with notes thereto. Following the date of this Agreement and prior to the Closing, NCBC and NCBC Bank promptly will deliver to Select, simultaneously with the filing thereof with any governmental or regulatory authority having jurisdiction over NCBC or NCBC Bank, all other annual or interim financial statements prepared by or for NCBC and NCBC Bank. The NCBC Financial Statements (including any related notes and schedules thereto) have been prepared in all material respects in accordance with GAAP or regulatory accounting principles, whichever is applicable, and have been, are being and will be maintained in accordance with NCBC’s and NCBC Bank’s books and records and present fairly NCBC’s and NCBC Bank’s financial condition, assets and liabilities and results of operations and cash flows as of the dates indicated and for the periods specified therein subject, in the case of unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein, which adjustments will not be material in amount or effect.

3.9 Tax Returns and Other Tax Matters.

(a) Except as Previously Disclosed, (i) each of NCBC and NCBC Bank has timely filed or caused to be filed, or obtained proper extensions of time for filing, all federal, state and local Tax Returns that are required by law to have been filed, and all such Tax Returns were true, correct and complete in all material respects and contained all material information required to be contained therein; (ii) all Taxes that have become due from or been assessed or levied against NCBC and NCBC Bank, or their respective properties, have been fully paid or, if not yet due, a reserve or accrual which is adequate in all material respects for the payment of all such Taxes to be paid and the obligation for such unpaid Taxes is reflected on the NCBC Financial Statements; (iii) neither the income Tax Returns of NCBC nor NCBC Bank has been subject to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue (the “NCDOR”) since its incorporation, no other types of Tax Returns of NCBC or NCBC Bank have been the subject of any audit by the IRS or NCDOR within the last five (5) years, and neither NCBC nor NCBC Bank (A) has received any indication of the pendency of any audit or examination in connection with any Tax Returns with respect to which any applicable statute of limitation has not expired or (B) has any Knowledge that, with the passage of time, any such Tax Return could be subject to adjustment; and (iv) neither NCBC nor NCBC Bank has executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any Tax. No claim has ever been made by a Taxing Authority in a jurisdiction where NCBC or NCBC Bank does not file tax returns that NCBC or NCBC Bank is or may be subject to taxation by that jurisdiction. There are no liens for taxes (other than taxes not yet due and payable) upon any of the assets of NCBC or NCBC Bank.

(b) Each of NCBC and NCBC Bank has withheld and paid all taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) Within the past five (5) years, neither NCBC nor any subsidiary thereof has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither NCBC nor any subsidiary thereof has participated in a “reportable transaction” within the meaning of Section 1.6011-4(b)(1) of the Treasury Regulations. NCBC and NCBC Bank have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(d) Neither NCBC nor NCBC Bank is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS, and no pending request for permission to change any accounting method has been submitted by NCBC or NCBC Bank.

(e) Neither NCBC nor NCBC Bank has made any payments or has been or is a party to any contract, agreement, plan or other arrangement that, individually or collectively, could give rise to the payment of any amount for which all or any part of a deduction would be disallowed by reason of Sections 162(m) or 280G of the Code or that would be subject to withholding under Sections 409A, 457A or 4999 of the Code (whether directly under such Section or pursuant to Code Section 3401).

3.10 Absence of Material Adverse Effects.  Each of NCBC and NCBC Bank has conducted its business only in the ordinary course, and, since December 31, 2012, there has been no Material Adverse Effect, and there has occurred no event or development and there currently exists no condition or circumstance which, with the lapse of time or otherwise, might or could cause, create or result in a Material Adverse Effect, on NCBC or NCBC Bank.

3.11 Absence of Undisclosed Liabilities.  Neither NCBC nor NCBC Bank has any liabilities or obligations, matured or unmatured, accrued, absolute, contingent or otherwise, whether due or to become due (including tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the NCBC Financial Statements, or (ii) obligations or liabilities incurred in the ordinary course of its business since December 31, 2012 and which are not, individually or in the aggregate, material to NCBC or NCBC Bank, it being understood that this representation and warranty does not extend to the potential presence of any Hazardous Substance on the real property owned or operated by NCBC or NCBC Bank, which presence is not within the Knowledge of NCBC or NCBC Bank.

3.12 Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies or other proceedings or investigations (or, to Knowledge of NCBC or NCBC Bank, any facts or circumstances which reasonably could result in such), including any such action by any governmental or regulatory authority, which currently exist or are ongoing, pending or, to the Knowledge of NCBC or NCBC Bank, threatened, contemplated or probable of assertion, against, relating to or otherwise affecting NCBC or NCBC Bank, or any of their respective properties, assets, employees or directors which, if determined adversely, could result in material liability on the part of NCBC or NCBC Bank for, or subject NCBC or NCBC Bank to, monetary damages, fines or penalties or an injunction, or which, to the Knowledge of NCBC or NCBC Bank, could subject any of NCBC’s directors or officers or any of NCBC Bank’s directors, officers or employees to material monetary damages, fines or penalties or criminal liability. Without limiting the foregoing, to the Knowledge of NCBC and NCBC Bank, no director, officer or employee of NCBC or NCBC Bank has made any payment, directly or indirectly, to any person in violation of applicable procurement laws, including (but not limited to) laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments.

(b) NCBC and NCBC Bank each has all Permits of any federal, state, local or foreign governmental or regulatory body that are material to or necessary for the conduct of its business or to own, lease and operate its properties. All such Permits are in full force and effect and no violations are or have been recorded in respect of any such Permits. No proceeding is pending or, to the Knowledge of NCBC or NCBC Bank, threatened or probable of assertion to suspend, cancel, revoke or limit any Permit.

(c) Neither NCBC nor NCBC Bank (i) is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding or other similar agreement, order, directive, memorandum or consent of, with or issued by any regulatory or other governmental authority (including the Commissioner, the Federal Reserve or the FDIC) and (ii) except as Previously Disclosed, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory or other governmental authority (including the Commissioner, the Federal Reserve or the FDIC) relating to its financial condition, directors or officers, employees, operations, capital, regulatory compliance or otherwise; there are no judgments, orders, stipulations, injunctions, decrees or awards against NCBC or NCBC Bank that in any manner limit, restrict, regulate, enjoin or prohibit any present or past business or practice of NCBC or NCBC Bank; and neither NCBC nor NCBC Bank has been advised or has any reason to believe that any regulatory or other governmental authority or any court is contemplating, threatening or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree or award or the adoption of any such policies, procedures or board resolutions.

(d) Neither NCBC nor NCBC Bank is in violation or default under, and each of NCBC and NCBC Bank is in material compliance with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions and decrees of any court or federal, state, municipal or other governmental or regulatory authority having jurisdiction or authority over it or its business operations, properties or assets (including all provisions of North Carolina law relating to usury, consumer protection and all other laws and regulations applicable to extensions of credit) and, to the Knowledge of NCBC and NCBC Bank, there is no basis for any claim by any person or authority for compensation, reimbursement or damages or otherwise for any violation of any of the foregoing.

3.13 Brokerage or Finders’ Commissions.  All negotiations relative to this Agreement and the transactions described herein have been carried on by NCBC and NCBC Bank or their representative, Janney Montgomery Scott LLC, Philadelphia, Pennsylvania, directly with Select and Select Bank or their representatives, and no person or firm other than Janney Montgomery Scott LLC has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of,

NCBC or NCBC Bank or their respective boards of directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein.

3.14 Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on the books and records of NCBC Bank (i) have resulted from bona fide business transactions in the ordinary course of operations of NCBC Bank, (ii) were made, in all material respects, in accordance with the standard loan policies and procedures of NCBC Bank, and (iii) are owned by NCBC Bank free and clear in all material respects of any liens, encumbrances, assignments, participation or repurchase agreements or other exceptions to title or to the ownership or collection rights of any other person or entity.

(b) All of the records of NCBC Bank regarding all outstanding loans, accounts, notes and other receivables, and all other real estate owned, are accurate in all material respects, and, with respect to such loans the loan documentation of which indicate are secured by any Loan Collateral, such loans are in all material respects secured by valid, perfected and enforceable liens on all such Loan Collateral having the priority described in the records of such loan. NCBC Bank has not engaged in any form of indirect lending and no such indirect loans are outstanding.

(c) To the Knowledge of NCBC Bank, each loan reflected as an asset on the books of NCBC Bank and each guaranty therefor, is the legal, valid and binding obligation of the obligor or guarantor thereon (subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and no defense, offset or counterclaim has been asserted with respect to any such loan or guaranty.

(d) As of June 30, 2013, December 31, 2012 and December 31, 2011, NCBC Bank’s reserve for possible loan losses (the “NCBC Bank Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable requirements, rules and policies of the FDIC and the Commissioner and, in the best judgment of management of NCBC Bank, is appropriate in view of the size and character of its loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in its loan portfolio.

(e) Except as Previously Disclosed to Select Bank, to the Knowledge of NCBC Bank, each of the loans carried on NCBC Bank’s books and records is collectible in the ordinary course of NCBC Bank’s business in an amount which is not less than the amount at which it is carried on such books and records.

3.15 Securities Portfolio and Investments.  NCBC owns no securities except for the common stock of NCBC Bank. Except as Previously Disclosed, all securities owned by NCBC Bank (whether owned of record or beneficially) are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory, which would materially impair the ability of NCBC Bank to dispose freely of any such security or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which NCBC or NCBC Bank is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” to which NCBC Bank has “purchased” securities under agreement to resell, NCBC Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed that is secured by such collateral. Except for fluctuations in the market values of its investment securities, since December 31, 2012, there has been no significant deterioration or material adverse change in the quality, or any material decrease in the value, of NCBC Bank’s securities portfolio as a whole.

3.16 Employment Agreements; Employee Benefit Plans.

(a) NCBC and NCBC Bank have each Previously Disclosed to Select and Select Bank a true and complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, and stock option plans and agreements; all employment and severance contracts; all medical, dental, health, and life insurance plans; all vacation, sickness and other leave plans, disability and death benefit plans; and all other employee benefit plans, contracts, or arrangements maintained or contributed to by NCBC or NCBC Bank for the benefit of any employees, former employees, directors, former directors or any of their beneficiaries (collectively, the “NCBC Plans”). True and complete copies of all NCBC Plans, including, but not limited to, any trust instruments or insurance contracts, if any, forming a part thereof, and all amendments thereto, previously have been supplied to Select and Select Bank. Except as Previously Disclosed to Select and Select Bank, neither NCBC nor NCBC Bank maintains, sponsors, contributes to or otherwise participates in any “Employee Benefit Plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “Multiemployer Plan” within the meaning of Section 3(37) of ERISA, or any “Multiple Employer Welfare Arrangement” within the meaning of Section 3(40) of ERISA. Each NCBC Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code, has received or applied for a favorable determination letter from the IRS (or relies on an opinion or notification letter issued by the IRS with respect to a prototype plan adopted by NCBC Bank), and neither NCBC nor NCBC Bank is aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable letter. All reports and returns with respect to the NCBC Plans (and any NCBC Plans previously maintained by NCBC or NCBC Bank) required to be filed with any governmental department, agency, service or other authority, including Internal Revenue Service Form 5500 (Annual Report), have been properly and timely filed.

(b) All “Employee Benefit Plans” maintained by or otherwise covering current and former officers and/or employees of NCBC or NCBC Bank currently are, and at all times have been, in compliance with all provisions and requirements of ERISA. There is no pending or, to the Knowledge of NCBC and NCBC Bank, threatened litigation relating to any NCBC Plan or any such NCBC Plan previously maintained by NCBC or NCBC Bank. Neither NCBC nor NCBC Bank has engaged in a transaction with respect to any NCBC Plan that has subjected it, or absent the exemption under which the transaction was effected, would subject it to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) NCBC and NCBC Bank has each Previously Disclosed to Select and Select Bank a true, correct and complete copy (including copies of all amendments thereto) of each of its retirement plans that is intended to be qualified under Section 401(a) of the Code (collectively, the “NCBC Retirement Plans”), together with true, correct and complete copies of the summary plan descriptions relating to the NCBC Retirement Plans, the most recent IRS determination, opinion, or notification letters regarding the NCBC Retirement Plans, and the most recent Annual Reports (Form 5500 series) and related schedules, if any, for the NCBC Retirement Plans. There are no issues relating to said qualification or exemption of the NCBC Retirement Plans currently pending before the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any court. There are no disputes or unresolved disagreements with respect to the NCBC Retirement Plans or the administration thereof currently existing between NCBC or NCBC Bank, or any trustee or other fiduciary thereunder, and any governmental agency, any current or former employee of NCBC or NCBC Bank, or beneficiary of any such employee or any other person or entity. No “reportable event” within the meaning of Section 4043(c) of ERISA has occurred at any time with respect to the NCBC Retirement Plans.

(d) No material liability under Title IV of ERISA has been or is expected to be incurred by NCBC or NCBC Bank, or any ERISA Affiliate of NCBC or NCBC Bank, with respect to the NCBC Retirement Plans or with respect to any other ongoing, frozen or terminated defined benefit pension plan currently or formerly maintained by NCBC or NCBC Bank. Neither NCBC nor NCBC Bank presently contributes to a “Multiemployer Plan” or has ever contributed to such a plan. All contributions required to be made pursuant to the terms of each of the NCBC Plans (including without limitation the NCBC Retirement Plans and any other “pension plan” (as defined in Section 3(2) of ERISA, provided such plan is intended to qualify under the provisions of Section 401(a) of the Code) maintained by NCBC or NCBC Bank have been timely made. Neither the NCBC Retirement Plans nor any other “pension plan” maintained by NCBC or NCBC Bank have an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither NCBC nor NCBC Bank has

provided, nor is it required to provide, security to any “pension plan” or to any “Single Employer Plan” pursuant to Section 401(a)(29) of the Code. Under the Retirement Plans and any other “pension plan” maintained by NCBC or NCBC Bank as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of any such plan since the last day of the most recent plan year.

(e) There are no restrictions on the rights of NCBC or NCBC Bank to amend or terminate any NCBC Plan. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (except as otherwise specifically provided for or contemplated by the transactions described in this Agreement) (i) result in any payment to any person (including any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any plan or agreement to any director, officer, employee or consultant, (ii) increase any benefits otherwise payable under any plan or agreement, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

3.17 Disclosure.  No written statement, certificate, schedule, list or written information furnished by or on behalf of NCBC or NCBC Bank at any time to Select or Select Bank in connection with this Agreement (including without limitation the statements contained herein), when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by NCBC or NCBC Bank to Select or Select Bank is or will be a true and complete copy of such document, unmodified except by another document delivered by NCBC or NCBC Bank.

3.18 Material Contracts.  Neither NCBC nor NCBC Bank is in default, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute such a default, under any contract, lease, insurance policy, commitment or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits, which default would have a Material Adverse Effect on NCBC or NCBC Bank, as applicable.

3.19 Insurance.  NCBC has in effect policies of director’s and officer’s liability, errors and omissions and other liability insurance as have been Previously Disclosed to Select (the “NCBC Parent Policies”). NCBC Bank has in effect a “financial institutions bond” and such other policies of general liability, casualty, directors and officers liability, employee fidelity, errors and omissions and other property and liability insurance as have been Previously Disclosed to Select Bank (the “NCBC Bank Policies,” and together with the NCBC Parent Policies, the “NCBC Policies”). The NCBC Policies provide coverage in such amounts and against such liabilities, casualties, losses or risks as is required by applicable law or regulation; and, in the judgment of management of NCBC and NCBC Bank, the insurance coverage provided under the NCBC Policies is reasonable and adequate in all respects therefor. Each of the NCBC Policies is in full force and effect and is valid and enforceable in accordance with its terms (subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and is underwritten by an insurer of recognized financial responsibility that is qualified to transact business in North Carolina. Neither NCBC nor NCBC Bank is in default under the provisions of, nor has NCBC or NCBC Bank received notice of cancellation or nonrenewal of, or any premium increase on any NCBC Policy, nor has NCBC or NCBC Bank failed to pay any of its respective premiums therefor. There are no pending claims under any NCBC Policy, and neither NCBC nor NCBC Bank has any Knowledge of any facts or of the occurrence of any event that is reasonably likely to result in any such claim.

3.20 Deposit Insurance.  NCBC Bank is an “insured bank” as defined in Section 3 of the Federal Deposit Insurance Act and applicable regulations thereunder. The deposits of each depositor in NCBC Bank are insured by the FDIC to the maximum amount provided by law, all deposit insurance premiums due from

NCBC Bank to the FDIC have been paid in full in a timely fashion, and no proceedings have been commenced or, to the Knowledge of NCBC Bank, are contemplated by the FDIC or otherwise to terminate such insurance.

3.21 Reorganization: Approvals.  As of the date of this Agreement, neither NCBC nor NCBC Bank (a) is aware of any fact or circumstance that could reasonably be expected to prevent each of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (b) has taken or agreed to take any action that would prevent, or would be reasonably likely to prevent, either of the Mergers from qualifying as a reorganization under Section 368(a) of the Code and (c) knows of any reason why all regulatory approvals from any governmental entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

As of the date of this Agreement it is the present intention, and as of the dates of the Closing and the Effective Time it will be the present intention, of NCBC to continue, either through NCBC Bank as through another member of NCBC’s “qualified group” (as defined in Treasury Regulations Section 1.368-1(d)(4)), at least one significant historic business line of Select and Select Bank, or to use at least a significant portion of Select’s and Select Bank’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d). As of the date of the Effective Time, (i) NCBC will own all of the outstanding stock or other equity interests in NCB Bank, and (ii) NCBC will be in “control” of NCBC Bank within the meaning of Code Section 368(c). NCBC has no plan or present intention to sell, transfer or otherwise dispose of any of the stock of NCBC Bank following the Parent Merger, and NCBC has no present plan or intention to cause NCBC Bank to issue additional stock following the Parent Merger, that in either case would result in NCBC’s not having “control” of NCBC Bank within the meaning of Code Section 368(c). As of the date of this Agreement, and as of the date of the Effective Time, neither NCBC, nor NCBC Bank, nor any “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to NCBC or NCBC Bank has or will have any plan or intention to redeem or reacquire, either directly or indirectly, any of the NCBC shares issued to the Select shareholders in connection with the Parent Merger in exchange for any consideration other than NCBC capital stock.

ARTICLE IV. COVENANTS OF SELECT AND SELECT BANK

4.1 Affirmative Covenants of Select and Select Bank.

(a) Conduct of Business Prior to Effective Time.  Following the date of this Agreement, except as otherwise agreed by NCBC or NCBC Bank in writing, Select and Select Bank will each carry on its business in the regular and usual course in substantially the same manner as such business heretofore has been conducted, and will:

(i) make all reasonable efforts to preserve intact its present business organization, keep available its present officers and employees, and preserve its relationships with customers, depositors, creditors, correspondents, suppliers, and others having business relationships with them;

(ii) maintain all of its properties and equipment used in and material to its business in customary repair, order and condition, ordinary wear and tear excepted;

(iii) maintain its books of account and records in the usual, regular and ordinary manner in accordance with sound business practices applied on a consistent basis except to the extent otherwise reasonably required by applicable laws or regulations;

(iv) as requested within twenty (20) days following each month-end, provide NCBC and NCBC Bank with copies of (a) its interim financial statements for the most recently completed month of operations; (b) month-end reconciliations for all correspondent bank accounts; and (c) month-end reconciliations for all suspense or clearing accounts;

(v) comply in all material respects with all laws, rules and regulations applicable to it, its properties, assets or employees and to the conduct of its business;

(vi) not change its existing loan underwriting guidelines, policies or procedures except as may be required by law or applicable regulation;

(vii) continue to maintain in force insurance such as is described in Section 2.25 above; not modify any bonds or policies of insurance in effect as of the date hereof unless the same, as modified, provides substantially equivalent coverage; and, not cancel, allow to be terminated or, to the extent available, fail to renew, any such bond or policy of insurance unless the same is replaced with a bond or policy providing substantially equivalent coverage; and

(viii) promptly provide to NCBC and NCBC Bank such information about its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations as NCBC or NCBC Bank reasonably shall request.

(b) Loans.  Select Bank will provide NCBC Bank with two (2) business days’ prior notice of each new extension of credit (including the issuance of unfunded commitments, but excluding such new extensions of credit as have been Previously Disclosed, except to the extent amended or modified) that it proposes to make within the following categories: (i) loan participations, (ii) loans for acquisition and development purposes, and (iii) non-residential construction loans exceeding $1,000,000 in principal amount. Select Bank will not enter into any form of indirect lending. Additionally, Select Bank will make available and provide to NCBC Bank the following information with respect to its loans and other extensions of credit (such assets herein referred to as “Loans”) as of June 30, 2013, and as of the end of each month thereafter until the Effective Time, such information for each month, or in the case of (ii) below, quarterly, to be in form and substance as is usual and customary in the conduct of its business and to be furnished, as requested, within twenty (20) days after the end of each month, except as otherwise provided:

(i) a list of Loans past due for thirty (30) days or more as to principal or interest;

(ii) an analysis of the Select Bank Loan Loss Reserve and management’s assessment of the adequacy of the Select Bank Loan Loss Reserve, which analysis and assessment shall include a list of all classified or “watch list” Loans, along with the outstanding balance and amount specifically allocated to the Select Bank Loan Loss Reserve for each such classified or “watch list” Loan;

(iii) a list of Loans in nonaccrual status;

(iv) a list of all Loans over $250,000 without principal reduction for a period of longer than one (1) year;

(v) a list of all foreclosed real property or other real estate owned and all repossessed personal property;

(vi) a list of reworked or restructured Loans over $250,000 and still outstanding, including original terms, restructured terms and status (provided however, that for purposes of this Section 4.1(b)(vi), the renewal of a loan under the same or substantially similar terms and conditions shall not constitute a “reworked or restructured” Loan);

(vii) a list of any actual or, to the Knowledge of Select, threatened litigation by or against Select Bank pertaining to any Loans or credits, together with the pleadings and other filed documents related thereto; and

(viii) a list of new and renewed Loans made during the previous month.

(c) Accruals for Select Bank Loan Loss Reserve, Expenses and Other Accounting Matters.  Select Bank will make such appropriate accounting entries in its books and records and take such other actions as NCBC Bank, in consultation with Select Bank’s independent certified public accounting firm, deems to be required by GAAP, or which NCBC Bank otherwise reasonably deems to be necessary, appropriate or desirable in anticipation of the Mergers and which are not in violation of GAAP or applicable law, including without limitation additional provisions to the Select Bank Loan Loss Reserve or accruals or the creation of reserves for employee benefit and expenses related to the Mergers; provided, however, that except as otherwise agreed to by Select Bank and NCBC Bank, Select Bank shall not be required to make any such accounting entries until immediately prior to the Closing.

(d) Loan Charge-Offs.  Select Bank will make such appropriate accounting entries in its books and records and take such other actions that are not in violation of GAAP or applicable law as NCBC Bank, in consultation with Select Bank’s independent certified public accounting firm, reasonably deems to be necessary, appropriate or desirable to charge-off any Loans on Select Bank’s books, or any portions thereof, that NCBC Bank, in its sole discretion, considers to be losses or that NCBC Bank otherwise believes, in good faith, are required to be charged off pursuant to applicable banking regulations, GAAP or otherwise, or that otherwise would be charged off by NCBC Bank after the effective time of the Bank Merger in accordance with its loan administration and charge-off policies and procedures; provided, however, that except as otherwise agreed to by Select Bank and NCBC Bank, Select Bank shall not be required to make any such accounting entries or take any such actions until immediately prior to the Closing.

(e) Notice of Certain Changes or Events.  Following the execution of this Agreement and up to the effective time of the Bank Merger, Select and Select Bank each shall promptly notify NCBC and NCBC Bank in writing of, and provide such information as NCBC or NCBC Bank shall request regarding, (i) any Material Adverse Effect on its financial condition, results of operations, prospects, business, assets, loan portfolio, investments, properties or operations, or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, might or could cause, create or result in any such Material Adverse Effect, or of (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation or warranty of Select or Select Bank herein to be or become inaccurate, misleading or incomplete, or that has resulted or may or could cause, create or result in the breach or violation of any of Select’s or Select Bank’s covenants or agreements contained herein or in the failure of any of the conditions described in Sections 7.1 or 7.3 below.

(f) Consents to Assignment of Contracts and Leases.

(i) Select will use commercially reasonable efforts to obtain all required consents to the assignment to NCBC of Select’s rights and obligations under any contracts, including Tangible Property Leases and IP Licenses, each of which consents shall be in such form as shall be specified by NCBC.

(ii) Select Bank will use commercially reasonable efforts to obtain all required consents to the assignment to NCBC Bank of Select Bank’s rights and obligations under any contracts, including Tangible Property Leases, Real Property Leases and IP Licenses, each of which consents shall be in such form as shall be specified by NCBC Bank.

(g) Qualified Plans.  Select Bank shall take all appropriate action as shall be necessary to maintain Select Bank’s prototype 401(k) plan (the “Select Bank 401(k) Plan”), as a qualified plan for purposes of ERISA. Select Bank acknowledges that NCBC Bank intends (i) that the Select Bank 40l(k) Plan will be merged into NCBC Bank’s prototype 401(k) plan (the “NCBC Bank 401(k) Plan”) as soon as practicable after the effective time of the Bank Merger. Select Bank shall take all such actions with respect to such plans as shall be necessary to accomplish such intent and, until the effective time of the Bank Merger, will not take any other extraordinary actions with respect to such plans without the written consent of NCBC Bank.

(h) Further Action; Instruments of Transfer.  Select and Select Bank shall each (i) use commercially reasonable efforts in good faith to take or cause to be taken all action required of it hereunder as promptly as practicable so as to permit the expeditious consummation of the transactions described herein, (ii) perform all acts and execute and deliver to NCBC and NCBC Bank all documents or instruments required herein or as otherwise shall be reasonably necessary or useful to or requested by NCBC or NCBC Bank in consummating such transactions and (iii) cooperate with NCBC and NCBC Bank fully in carrying out, and will pursue diligently the expeditious completion of, such transactions.

4.2 Negative Covenants of Select and Select Bank.  Following the date of this Agreement, except as expressly provided under this Agreement or the Plans of Merger, neither Select nor Select Bank will do any of the following things or take any of the following actions without the prior written consent and authorization of the Chief Executive Officer of NCBC:

(a) Amendments to Articles of Incorporation or Bylaws.  Amend its articles of incorporation or bylaws.

(b) Change in Capital Stock.  Make any change in its authorized capital stock, or create any other or additional authorized capital stock or other securities, or issue, sell, purchase, redeem, retire, reclassify, combine or split any shares of its capital stock or other securities (including securities convertible into capital stock), or enter into any agreement or understanding with respect to any such action.

(c) Options, Warrants and Rights.  Grant or issue any options, warrants, calls, puts or other rights of any kind relating to the purchase, redemption or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action.

(d) Dividends.  Declare or pay any dividends on any outstanding shares of its capital stock or make any other distributions on or in respect of any shares of its capital stock or otherwise to its shareholders.

(e) Employment, Benefit or Retirement Agreements or Plans.  Except as required by law or contemplated by this Agreement, (i) enter into, become bound by, renew or extend any oral or written contract, agreement or commitment for the employment or compensation of any director, officer, employee or consultant which is not immediately terminable by Select or Select Bank without cost or other liability on no more than thirty (30) days’ notice; (ii) amend any existing, or adopt, enter into or become bound by any new or additional, profit-sharing, bonus, incentive, change in control or “golden parachute,” stock option, stock purchase, pension, retirement, insurance (hospitalization, life or other), paid leave (sick leave, vacation leave or other) or similar contract, agreement, commitment, understanding, plan or arrangement (whether formal or informal) with respect to or which provides for benefits for any of its current or former directors, officers, employees or consultants; (iii) make contributions to any Select Retirement Plan other than basic and matching contributions in accordance with the terms of such Select Retirement Plan and as Previously Disclosed; (iv) enter into or become bound by any contract with or commitment to any labor or trade union or association or any collective bargaining group; or (v) take any action to accelerate the vesting of any compensation, option, or other benefit under any Select Plan (as defined in Section 2.24).

(f) Increase in Compensation.  With the exception of the anticipated increases in annual salary and annual officer and employee bonuses Previously Disclosed to NCBC and NCBC Bank, increase the compensation or benefits of, or pay any bonus or other special or additional compensation to, any of its directors, officers, employees or consultants.

(g) Accounting Practices.  Make any changes in its accounting methods, practices or procedures or in depreciation or amortization policies, schedules or rates heretofore applied (except as required by GAAP or governmental regulations).

(h) Acquisitions; Additional Branch Offices.  Directly or indirectly (i) acquire or merge with, or acquire any branch or all or any significant part of the assets of, any other person or entity, (ii) open any new branch office, or (iii) enter into or become bound by any contract, agreement, commitment or letter of intent relating to, or otherwise take or agree to take any action in furtherance of, any such transaction or the opening of a new branch office.

(i) Changes in Business Practices.  Except as may be required by the FDIC, the Commissioner, the Federal Reserve or any other governmental or other regulatory agency having jurisdiction over Select or Select Bank or as shall be required by applicable law or regulation or this Agreement, (i) change in any material respect the nature of its business or the manner in which it conducts its business, (ii) discontinue any material portion or line of its business or (iii) change in any material respect its lending, investment, asset-liability management or other material banking or business policies (except to the extent required by Sections 4.1 and 6.8).

(j) Exclusive Merger Agreement.  Directly or indirectly, through any person (i) encourage, solicit or attempt to initiate or procure discussions, negotiations or offers with or from any person or entity (other than NCBC and NCBC Bank) relating to a merger or other acquisition of Select or Select Bank or the purchase or acquisition of any Select Common Stock or Select Bank Common Stock or all or any significant part of Select’s or Select Bank’s assets; or, except as required by law or by fiduciary obligations owed to the person assisted, provide assistance to any person in connection with any such offer; (ii) except to the extent required by law, disclose to any person or entity any information not customarily disclosed to the public concerning Select or Select Bank or their respective businesses, or afford to any other person or entity access to their respective properties, facilities, books or records; (iii) sell or transfer all or any significant part of Select’s or Select Bank’s assets to any other person or entity; or (iv) enter into or become bound by any contract, agreement, commitment or letter of intent relating to, or otherwise take or agree to take any action in furtherance of, any such transaction.

(k) Acquisition or Disposition of Assets.

(i) Except in the ordinary course of business consistent with its past practices, sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of any real estate; or sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of any equipment or any other fixed or capital asset (other than real estate) having a book value or a fair market value, whichever is greater, of more than $75,000 for any individual item or asset.

(ii) Enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of any real property; or purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of any equipment or any other fixed assets (other than real estate) having a purchase price, or involving aggregate lease payments, in excess of $75,000 for any individual item or asset or outside the ordinary course of business consistent with past practices;

(iii) Enter into any purchase commitment for supplies or services which calls for prices of goods or fees for services materially higher than current market prices or fees, or for a period longer than one (1) year;

(iv) Except in the ordinary course of its business consistent with its past practices, sell, purchase or repurchase, or enter into or become bound by any contract, agreement, option or commitment to sell, purchase or repurchase, any loan or other receivable or any participation in any loan or other receivable; or

(v) Sell or dispose of, or enter into or become bound by any contract, agreement, option or commitment relating to the sale or other disposition of, any other asset (whether tangible or intangible, and including without limitation any Intellectual Property right or license) other than assets that are obsolete or no longer used in Select’s and Select Bank’s business; or assign its right to or otherwise give any other person its permission or consent to use or do business under the corporate name of Select or Select Bank or any name similar thereto; or release, transfer or waive any license or right granted to it by any other person to use any Intellectual Property.

(l) Debt; Liabilities.  (i) Enter into or become bound by any promissory note, loan agreement or other agreement or arrangement pertaining to its borrowing of money, (ii) assume, guarantee, endorse or otherwise become responsible or liable for any obligation of any other person or entity, or (iii) incur any other liability or obligation (absolute or contingent), except, in the case of Select Bank, in the ordinary course of its business consistent with its past practices.

(m) Liens; Encumbrances.  Mortgage, pledge or subject any of its assets to, or permit any of its assets to become or (with the exception of those liens and encumbrances Previously Disclosed to NCBC and NCBC Bank with specificity) remain subject to, any lien or any other encumbrance (except in the case of Select Bank, in the ordinary course of business consistent with its past practices in connection with borrowings, securing of public funds deposits, repurchase agreements or other similar operating matters).

(n) Waiver of Rights.  Waive, release or compromise any material rights in its favor, except in the ordinary course of business, in good faith and for fair value, nor waive, release or compromise any rights against or with respect to any of its officers, directors or shareholders or members of families of any of its officers, directors or shareholders.

(o) Other Contracts.  Enter into or become bound by any contracts, agreements, commitments or understandings (other than those expressly described elsewhere in this Section 4.2) (i) for or with respect to any charitable contribution in excess of $20,000; (ii) with any governmental or regulatory agency or authority; (iii) pursuant to which Select or Select Bank would assume, guarantee, endorse or otherwise become liable for the debt, liability or obligation of any other person or entity; (iv) which in the case of Select Bank is entered into other than in the ordinary course of its business consistent with past practices; or (v) which, in the case of any one contract, agreement, commitment or understanding and whether or not in the ordinary course of its business, would obligate or commit Select or Select Bank to make expenditures of more than $75,000 (other than contracts, agreements, commitments or understandings entered into in the ordinary course of Select Bank’s lending operations).

(p) Certain Loans.

(i) In the case of Select, originate, fund, purchase or make any extension of credit.

(ii) In the case of Select Bank, originate, fund, purchase, or make any extension of credit having (i) an original principal amount in excess of $1,000,000; and (iii) a maturity date more than ten (10) years following its date of origination.

(q) Deposit Liabilities.  Following the date of this Agreement and up to the Effective Time, Select Bank will make pricing decisions with respect to its deposit accounts in a manner consistent with its past practices based on competition and prevailing market rates in its banking market and will not increase its level of brokered deposits as of March 31, 2013, by more than $2,000,000 without prior consultation with NCBC Bank.

4.3 Certain Actions.

(a) From the date of this Agreement, except as otherwise permitted by this Section 4.3, neither Select nor Select Bank shall, nor shall either authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal (as defined below) or any inquiries with respect to the making of any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any information relating to Select or Select Bank or afford access to the business, properties, assets, books or records of Select or Select Bank to any Third Party, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.2(b)(vi), approve, endorse, recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal. As used herein, “Third Party” means any person as defined in Section 13(d) of the Securities Exchange Act of 1934 other than NCBC, NCBC Bank or its affiliates.

The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of (A) a branch office, (B) a substantial portion of Select’s or Select Bank’s assets, or (C) a business that constitutes a substantial portion of the net revenues, net income or net assets of Select or Select Bank, (ii) the direct or indirect acquisition or purchase of any class of equity securities representing ten percent (10%) or more of the voting power of Select Stock or Select Bank Stock, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of Select or Select Bank, or (iv) merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Select or Select Bank other than the transactions contemplated by this Agreement.

(b) Notwithstanding anything herein to the contrary, Select and its board of directors shall be permitted (i) to communicate with Select shareholders with regard to an Acquisition Proposal, provided that the board of directors of Select shall not withdraw or modify in a manner adverse to NCBC or NCBC Bank its Approval Recommendation (as defined in Section 4.4(b)) except as set forth in clause (iii) below; (ii) to initiate or engage in any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (A) Select’s board of directors concludes in good faith, after consultation with outside counsel and Select’s financial advisor, that failure to do so would breach any fiduciary duties to Select or its shareholders under applicable law, (B) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, Select’s board of directors receives from such person an executed confidentiality agreement, a copy of which executed confidentiality agreement shall have been provided to NCBC for informational purposes within twenty-four (24) hours of execution, and (C) at least seventy-two (72) hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, Select promptly notifies NCBC in writing of the name of such person and the material terms and conditions of any such Superior Proposal (including, if applicable, copies of any written requests, proposals, or offers, including proposed agreements), and (iii) to withdraw, modify, qualify in a manner adverse to NCBC or NCBC Bank, condition or refuse to make its Approval Recommendation (the “Change in Recommendation”) if Select’s board of directors concludes in good faith, after consultation with outside counsel and financial advisers, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Select’s shareholders under applicable law.

The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than fifty percent (50%) of the combined voting power of the shares of Select Common Stock or Select Bank Common Stock then outstanding, or all or substantially all of Select’s or Select Bank’s assets for consideration consisting of cash or securities or both that is on terms that the board of directors of Select in good faith concludes, after consultation with its financial advisor(s) and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (a) is on terms that the board of directors of Select in its good faith judgment believes to be more favorable from a financial point of view to its shareholders than the Mergers; (b) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the board of directors of Select, and (c) is reasonably capable of being completed.

(c) Select will promptly, and in any event within twenty-four (24) hours, notify NCBC in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe all material terms of the Acquisition Proposal and identify the Third Party making such proposal.

(d) If a Payment Event (as hereinafter defined) occurs, Select or Select Bank shall pay to NCBC by wire transfer of immediately available funds, within two (2) business days following such Payment Event, a fee of One Million Six Hundred Seventy-Five Thousand and XX/100 Dollars ($1,675,000) (the “Select Break-up Fee”). The term “Payment Event” means any of the following:

(i) the termination of this Agreement by NCBC and NCBC Bank pursuant to Section 8.2(a)(vii);

(ii) the termination of this Agreement by Select and Select Bank pursuant to Section 8.2(b)(vi);

(iii) a tender offer or exchange offer for twenty-five percent (25%) or more of the outstanding common stock of Select or Select Bank is commenced and Select shall not have sent to its shareholders, within ten (10) business days after the commencement of such tender offer or exchange offer, a statement that the board of directors of Select recommends rejection of such tender offer or exchange offer; or

(iv) the occurrence of any of the following events within twelve (12) months of the termination of this Agreement pursuant to Section 8.2(a)(iv) or 8.2(b)(iv), provided that an Acquisition Proposal shall have been made by a Third Party after the date hereof and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) Select or Select Bank enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party; (B) such Third Party, directly or indirectly, acquires substantially all of the assets of Select or Select Bank; (C) such Third Party, directly or indirectly, acquires more than fifty percent (50%) of the outstanding Select Common Stock or Select Bank Common Stock or (D) Select or Select Bank adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than fifty percent (50%) of the outstanding Select Common Stock or Select Bank Common Stock, or an extraordinary dividend relating to substantially all of the outstanding Select Common Stock or Select Bank Common Stock, or substantially all of the assets of Select or Select Bank.

Select and Select Bank acknowledge that the agreements contained in this Section 4.3 are an integral part of the transactions contemplated in this Agreement and that, without these agreements, NCBC and NCBC Bank would not enter into this Agreement. Accordingly, in the event Select fails to pay to NCBC the Select Break-up Fee promptly when due, Select and Select Bank shall, in addition thereto, pay to NCBC all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such Select Break-up Fee together with interest on the amount of the Select Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by NCBC, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

(e) If NCBC and NCBC Bank terminate this Agreement pursuant to Section 8.2(a)(viii), 8.2(a)(ix), or 8.2(a)(x), then NCBC or NCBC Bank shall pay to Select by wire transfer of immediately available funds, within two (2) business days following such termination, a fee of One Million Six Hundred Seventy-Five Thousand and XX/100 Dollars ($1,675,000) (the “NCBC Break-up Fee”).

NCBC and NCBC Bank acknowledge that the agreements contained in this Section 4.3 are an integral part of the transactions contemplated in this Agreement and that, without these agreements, Select and Select Bank would not enter into this Agreement. Accordingly, in the event NCBC fails to pay to Select the NCBC Break-up Fee promptly when due, NCBC and NCBC Bank shall, in addition thereto, pay to Select all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such NCBC Break-up Fee together with interest on the amount of the NCBC Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by Select, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

4.4 Shareholder Approval.

(a) Meeting of Shareholders.  Select shall cause a meeting of its shareholders to be duly called and held as soon as practicable for the purpose of voting on the approval and adoption of the Plan of Merger. In connection with the call and conduct of and all other matters relating to its shareholders’ meeting or other shareholder approval, Select shall fully comply with all provisions of applicable law and regulations and with its articles of incorporation and bylaws.

(b) Recommendation of Board of Directors.  Except in the circumstances described in Section 4.3 above, the board of directors of Select shall recommend to the shareholders of Select that they vote their shares at the shareholders’ meeting contemplated by Section 4.4(a) above to approve the Plan of Merger (the “Approval Recommendation”).

ARTICLE V. COVENANTS OF NCBC AND NCBC BANK

5.1 Employees.

(a) No Contractual Right to Employment.  Nothing in this Agreement shall be deemed to constitute an employment agreement with any person who is an employee of Select or Select Bank immediately prior to the Effective Time or to obligate NCBC or NCBC Bank or any affiliate thereof to employ any such person for any specific period of time or in any specific position or location or to restrict NCBC’s or NCBC Bank’s right to change the rate of compensation or terminate the employment of any such person at any time and for any reason.

(b) Employment of Officer(s).  Upon Closing, Mark A. Holmes will be offered to join the executive management team of NCBC and NCBC Bank pursuant to an employment agreement with NCBC and NCBC Bank, and the offered position of employment will carry the title of Executive Vice President and Chief Operating Officer. Upon Closing, Gary J. Brock will be offered to join the executive management team of NCBC and NCBC Bank pursuant to an employment agreement with NCBC and NCBC Bank, and the offered position of employment will carry the title of Executive Vice President and Chief Banking Officer. Upon Closing, Anne R. Corey will be offered employment with NCBC Bank pursuant to an employment agreement with NCBC Bank, and the offered position of employment will carry the title of Senior Credit Administrator.

5.2 Employee Benefits.

(a) Generally.  Except as otherwise provided herein, or as Previously Disclosed, and to the extent permitted by contribution and deduction limitations of ERISA and the Code with respect to NCBC Bank’s qualified plans, any employee of Select Bank who continues employment with NCBC Bank at the Effective Time (a “New Employee”) shall become entitled to receive all employee benefits and to participate in all benefit plans provided by NCBC Bank on the same basis and subject to the same eligibility and vesting requirements, and to the same conditions, restrictions and limitations, as generally are in effect and applicable to other newly hired employees of NCBC Bank. However, each New Employee shall be given credit for his or her full years of service with Select Bank for purposes of (i) entitlement to vacation and sick leave and for participation in all NCBC Bank welfare, insurance and other fringe benefit plans, and (ii) eligibility for participation and vesting in the NCBC Bank 401(k) Plan. Notwithstanding any provision herein to the contrary, NCBC Bank will not be required to take any action that could adversely affect the continuing qualification of the NCBC Bank 401(k) Plan. NCBC Bank will grant to each New Employee a pro rata amount of sick leave and vacation leave, in accordance with the NCBC Bank’s standard leave policies, for the period between the Effective Time and the end of the calendar year during which the Effective Time occurs. Each New Employee will be subject to NCBC Bank’s leave policies.

(b) Health Insurance.  Each New Employee shall be entitled to participate in NCBC Bank’s group health insurance plan at a cost equal to the cost, if any, for any NCBC Bank employee, subject to any applicable any preexisting condition requirements under NCBC Bank’s group health insurance plan.

(c) Select Bank Employees.  Employees of Select Bank (other than those who are parties to an employment, change of control or other type of agreement with Select Bank that provides for severance) as of the date of the Agreement, who remain employed by Select Bank up to the effective time of the Bank Merger and whose employment is terminated by NCBC Bank (absent termination for cause as determined by the employer) within six (6) months after the Effective Time, shall receive severance pay equal to eight (8) weeks of base weekly pay. Such severance pay will be made at regular payroll intervals. Such severance payments will be in lieu of any severance pay plans that may be in effect at Select Bank prior to the Effective Time. If termination of any such employee’s employment occurs after the 6-month anniversary of the Effective Time, then such employee shall be entitled to receive the severance pay under any severance pay plans that may be in effect at such time at NCBC Bank.

5.3 Appointment of Directors.  NCBC and NCBC Bank agree to cause their boards of directors, effective immediately after the Effective Time, to be reconstituted and to be comprised of sixteen (16) individuals, eleven (11) of whom shall be current members of the board of directors of NCBC and NCBC

Bank (with William L. Hedgepeth II being one of such individuals) and five (5) of whom shall be current members of the board of directors of Select and Select Bank (all such members shall serve on both the NCBC and NCBC Bank boards). NCBC and NCBC Bank shall cause such resignations from their current boards of directors and/or shall take such actions as may be necessary to increase the number of directors so as to fulfill this covenant. Select shall appoint five (5) Select directors mutually agreed by the parties prior to the Effective Time. Each Select director appointed to the NCBC and NCBC Bank board of directors (“Appointed Directors”) shall serve until the next annual meeting of the shareholders at which directors are elected. NCBC agrees to nominate for election at such annual meeting of shareholders two (2) of the Appointed Directors to serve a three-year term, one (1) of the Appointed Directors to serve a two-year term, and two (2) of the Appointed Directors to serve a one-year term.

5.4 Indemnification of Directors and Officers.  Select and Select Bank will cause the persons who served as directors or officers of Select and Select Bank to be covered by prepaid directors’ and officers’ liability insurance policies (i.e., “tail coverage”). Such insurance coverage shall commence at the Effective Time and will be provided for a period of no less than six (6) years after the Effective Time. All rights to indemnification under Select’s and Select Bank’s articles of incorporation, bylaws or indemnification contracts or undertakings existing in favor of those persons who are, or were, directors and officers of Select at or prior to the date of this Agreement shall survive the Merger and NCBC and NCBC Bank shall cause such rights to be observed by the Surviving Parent and the Surviving Bank.

5.5 Notice of Certain Changes or Events.  Following the execution of this Agreement and until the Effective Time, NCBC and NCBC Bank promptly will notify Select and Select Bank in writing of and provide to it such information as it shall request regarding (i) any material adverse change in NCBC’s or NCBC Bank’s financial condition, results of operations, prospects, business, assets, loan portfolio, investments, properties or operations, or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, might or could cause, create or result in any such material adverse change, or (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation or warranty of NCBC or NCBC Bank herein to be or become inaccurate, misleading or incomplete, or which has resulted or may or could cause, create or result in the breach or violation of any of NCBC’s or NCBC Bank’s covenants or agreements contained herein or in the failure of any of the conditions described in Sections 7.1 or 7.2 below.

5.6 Further Action; Instruments of Transfer.  NCBC and NCBC Bank shall each (i) use commercially reasonable efforts in good faith to take or cause to be taken all action required of it hereunder as promptly as practicable so as to permit the expeditious consummation of the transactions described herein, (ii) perform all acts and execute and deliver to Select and Select Bank all documents or instruments required herein or as otherwise shall be reasonably necessary or useful to or requested by Select and Select Bank in consummating such transactions and (iii) cooperate with Select and Select Bank fully in carrying out, and will pursue diligently the expeditious completion of, such transactions.

5.7 Shareholder Approval.

(a) Meeting of Shareholders.  NCBC shall cause a meeting of its shareholders to be duly called and held as soon as practicable for the purpose of voting on the approval and adoption of the Plan of Merger. In connection with the call and conduct of and all other matters relating to its shareholders’ meeting or other shareholder approval, NCBC shall fully comply with all provisions of applicable law and regulations and with its articles of incorporation and bylaws.

(b) Recommendation of Board of Directors.  Subject to its fiduciary obligations, the board of directors of NCBC shall recommend to the shareholders of NCBC that they vote their shares at the shareholders’ meeting contemplated by Section 5.7(a) above to approve the Plan of Merger.

5.8 Negative Covenants of NCBC and NCBC Bank.  Following the date of this Agreement and until the Effective Time, NCBC and NCBC Bank will not do any of the following things or take any of the following actions without the prior written consent and authorization of the Chief Executive Officer of Select:

(a) Amendments to Articles of Incorporation or Bylaws.  Amend its articles of incorporation or bylaws.

(b) Changes in Business Practices.  Except as may be required by the FDIC, the Commissioner, the Federal Reserve or any other governmental or other regulatory agency having jurisdiction over NCBC or NCBC Bank or as shall be required by applicable law or regulation or this Agreement, (i) change in any material respect the nature of its business or the manner in which it conducts its business, (ii) discontinue any material portion or line of its business or (iii) change in any material respect its lending, investment, asset-liability management or other material banking or business policies (except to the extent required by Section 6.8 below).

5.9 Tax Covenants of NCBC.  After the Effective Time, NCBC, either directly or through NCBC Bank as long as NCBC Bank is within NCBC Bank’s “qualified group” within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii) (the “Qualified Group”), will continue at least one significant historic business line of Select and Select Bank, or use at least a significant portion of the historic business assets of Select and Select Bank in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d), except that the historic business assets of Select or Select Bank may be transferred (i) to a corporation that is another member of NCBC’s Qualified Group, or (ii) to an entity taxed as a partnership if (A) one or more members of NCBC’s Qualified Group have active and substantial management functions as a partner with respect to such historic business or historic business assets of Select or Select Bank, as the case may be, or (B) members of NCBC’s Qualified Group in the aggregate own an interest in the partnership representing a significant interest in the historic business or historic business assets of Select or Select Bank, as the case may be, in each case within the meaning of Treasury Regulations Section 1.368-1(d)(4)(iii).

ARTICLE VI. MUTUAL AGREEMENTS

6.1 Shareholder Approval.  NCBC and Select jointly shall prepare notices of meetings of shareholders and a joint statement soliciting proxies for distribution to the shareholders of NCBC and Select for the purpose of approving the Plan of Merger (the “Proxy Statement”). Such Proxy Statement shall be in such form and shall contain or be accompanied by such information regarding the shareholders’ meetings, this Agreement, the Parties hereto, the Mergers and other transactions described herein as is required by applicable law and regulations and otherwise as shall be agreed upon by NCBC and Select. NCBC and Select shall mail the Proxy Statement to their shareholders prior to the scheduled date of their respective shareholders’ meetings in accordance with their respective bylaws and North Carolina law.

6.2 Regulatory Approvals.

(a) Information for Regulatory Applications.  Each of NCBC, NCBC Bank, Select and Select Bank shall promptly respond, and use its best efforts to cause its directors, officers, accountants and affiliates to promptly respond, to requests by the other Party and its counsel for information for inclusion in the various applications for regulatory approvals and the Proxy Statement. Each of NCBC, NCBC Bank, Select and Select Bank hereby covenants that none of such information provided will contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading; and, at all times up to and including the Effective Time, none of such information as it may be amended or supplemented, will contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(b) Filing of Regulatory Applications.  Each of NCBC, NCBC Bank, Select and Select Bank shall prepare and file, or cause to be prepared and filed, all applications for regulatory approvals and actions as may be required of it, by applicable law and regulations with respect to the transactions described herein, including applications to the FDIC, the Commissioner, the Federal Reserve and to any other applicable federal or state banking, securities or other regulatory authority. Each Party shall use its best efforts in good faith to obtain all necessary regulatory approvals required for consummation of the transactions described herein. Each Party shall cooperate with the other Parties in the preparation of all applications to regulatory authorities and, upon request, promptly shall furnish all documents, information, financial statements or other material that may be required by any other Party to complete any such application; and, before the filing therefor, each Party to this Agreement shall have the right to review and comment on the form and content of any such application to be filed by any other Party. Should the appearance of any of the officers, directors, employees or counsel of any of the Parties hereto be requested by any other Party or by any governmental agency at any hearing in connection with any such application, such Party shall promptly use its best efforts to arrange for such appearance.

6.3 Access.  Following the date of this Agreement and to and including the Effective Time, Select, Select Bank, NCBC and NCBC Bank shall each provide the other Parties’ and such other Parties employees, accountants, counsel or other representatives, access to all its books, records, files and other information (whether maintained electronically or otherwise), to all its properties and facilities, and to all its employees, accountants, counsel and consultants as Select, Select Bank, NCBC and NCBC Bank, as the case may be, shall each, in its sole discretion, consider to be necessary or appropriate; provided, however, that any investigation or reviews conducted by Select, Select Bank, NCBC or NCBC Bank shall be performed in such a manner as will not interfere unreasonably with the other Party’s normal operations or with relationships with its customers or employees, and shall be conducted in accordance with procedures established by the Parties having due regard for the foregoing.

6.4 Costs.  Subject to the provisions of Section 8.3 below, and whether or not this Agreement shall be terminated or the Mergers shall be consummated, NCBC and NCBC Bank on the one hand, and Select and Select Bank on the other hand, shall pay their own legal, accounting and financial advisory fees and all its other costs and expenses incurred or to be incurred in connection with the execution and performance of its obligations under this Agreement, or otherwise in connection with this Agreement and the transactions described herein (including all accounting fees, legal fees, filing fees, printing costs, mailing costs, travel expenses, and investment banking fees).

6.5 Announcements.  No person other than the Parties to this Agreement is authorized to make any public announcements or statements about this Agreement or any of the transactions described herein, and, without the prior review and consent of the others (which consent shall not unreasonably be denied or delayed), no Party hereto may make any public announcement, statement or disclosure as to the terms and conditions of this Agreement or the transactions described herein, except for such disclosures as may be required incidental to obtaining the prior approval of any regulatory agency or official for the consummation of the transactions described herein. However, notwithstanding anything contained herein to the contrary, prior review and consent shall not be required if in the good faith opinion of counsel to NCBC, NCBC Bank, Select or Select Bank, any such disclosure by NCBC, NCBC Bank, Select or Select Bank, as the case may be, is required by law or otherwise is prudent.

6.6 Confidentiality.  NCBC, NCBC Bank, Select and Select Bank each shall treat as confidential and not disclose to any unauthorized person any documents or other information obtained from or learned about any other Party during the course of the negotiation of this Agreement and the carrying out of the events and transactions described herein (including any information obtained during the course of any due diligence investigation or review provided for herein or otherwise) and which documents or other information relates in any way to the business, operations, personnel, customers or financial condition of such other Party; and that it will not use any such documents or other information for any purpose except for the purposes for which such documents and information were provided to it and in furtherance of the transactions described herein. However, the above obligations of confidentiality shall not prohibit the disclosure of any such document or information by any Party to this Agreement to the extent (i) such document or information is then available generally to the public or is already known to the person or entity to whom disclosure is proposed to be made (other than through the previous actions of such Party in violation of this Section 6.6), (ii) such document or information was available to the disclosing Party on a nonconfidential basis prior to the same being obtained pursuant to this Agreement, (iii) disclosure is required by subpoena or order of a court or regulatory authority of competent jurisdiction, or by the FDIC or other regulatory authorities in connection with the transactions described herein, or (iv) to the extent that, in the reasonable opinion of legal counsel to such Party, disclosure otherwise is required by law. In the event this Agreement is terminated for any reason, then each of the Parties hereto immediately shall return to the other Party all copies of any and all documents or other written materials or information (including computer generated and stored data) of or relating to such other Party which were obtained during the course of the negotiation of this Agreement and the carrying out of the events and transactions described herein (whether during the course of any due diligence investigation or review provided for herein or otherwise) and which documents or other information relates in any way to the business, operations, personnel, customers or financial condition of such other Party. The Parties’ obligations of confidentiality under this Section 6.6 shall survive and remain in effect following any termination of this Agreement.

6.7 Environmental Studies.  At its option, NCBC Bank may cause to be conducted, at its expense, Phase I and/or Phase II environmental assessments of the Real Property, the real estate subject to any Real Property Lease, or any Loan Collateral, or any portion thereof, together with such other studies, testing and intrusive sampling and analyses as NCBC Bank shall deem necessary or desirable (collectively, the “Environmental Survey”); provided, however, that the Environmental Survey, to the extent possible, shall be performed in such a manner as will not interfere unreasonably with Select Bank’s normal operations, and provided further, however, that Select Bank shall use commercially reasonable efforts to obtain any required consents of third parties to permit any Environmental Survey of any Loan Collateral. NCBC Bank shall complete and deliver to Select Bank the report of any such requested Phase I environmental assessment by December 31, 2013 and shall attempt in good faith to complete all such Phase II environmental assessments within ninety (90) days following the date of this Agreement and thereafter to conduct and complete any such additional studies, testing, sampling and analyses as promptly as practicable. Subject to the provisions of Section 8.3, the costs of the Environmental Survey shall be paid by NCBC Bank. If (i) the final results of any Environmental Survey (or any related analytical data) reflect that there likely has been any discharge, disposal, release or emission by any person of any Hazardous Substance on, from or relating to any of the Real

Property, real estate subject to a Real Property Lease or Loan Collateral at any time prior to the Effective Time, or that any action has been taken or not taken, or a condition or event likely has occurred or exists, with respect to any of the Real Property, real estate subject to a Real Property Lease or Loan Collateral which constitutes or would constitute a violation of any Environmental Laws, and if, (ii) based on the advice of its legal counsel or other consultants, NCBC or NCBC Bank reasonably believes that Select or Select Bank or, following the Mergers, the Surviving Parent or the Surviving Bank could become responsible for the remediation of such discharge, disposal, release or emission or for other corrective action with respect to any such violation, or that Select or Select Bank or, following the Merger, the Surviving Parent or the Surviving Bank could become liable for monetary damages (including any civil or criminal penalties or assessments) resulting therefrom (or that, in the case of any of the Loan Collateral, Select or Select Bank or, following the Merger, NCBC or NCBC Bank, could incur any such liability if it acquired title to such Loan Collateral), and if, (iii) based on the advice of their legal counsel or other consultants, NCBC and NCBC Bank reasonably believe that the amount of expenses or liability which NCBC, NCBC Bank, Select or Select Bank could incur or for which either of them could become responsible or liable on account of any and all such remediation, corrective action or monetary damages at any time during the next ten (10) years could equal or exceed an aggregate of $250,000, then NCBC and NCBC Bank shall give Select and Select Bank prompt written notice thereof (together with all information in its possession relating thereto if requested by Select or Select Bank) and, at NCBC and NCBC Bank’s sole option and discretion, at any time thereafter, but in no event later than January 31, 2014, it may terminate this Agreement without further obligation or liability to Select, Select Bank or any other person or entity.

6.8 Certain Modifications.  NCBC Bank and Select Bank shall consult with each other with respect to Select Bank’s loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and Select Bank shall make such modifications or changes to its policies and practices, if any, prior to the Effective Time, as may be mutually agreed upon. The Parties also shall consult with each other with respect to the character, amount and timing of restructuring and merger-related expense charges to be taken by each of them in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP as may be mutually agreed upon by them. Except as otherwise agreed to by Select Bank and NCBC Bank, Select Bank shall not be required to make any of the modifications, changes in policies or practices, or expense charges provided for in this paragraph until immediately prior to the Closing. The representations, warranties and covenants of each of NCBC, NCBC Bank, Select and Select Bank contained in this Agreement shall not be deemed to be inaccurate or breached in any respect as a consequence of any modifications or charges undertaken by reason of this Section 6.8.

6.9 Transition Team.  The Parties shall create a transition team composed of staff and representatives of NCBC, NCBC Bank, Select and Select Bank (the “Transition Team”). The purpose of the Transition Team shall be to provide detailed guidance to NCBC and NCBC Bank in fulfilling and consummating the Merger, to maintain open lines of communication between NCBC and NCBC Bank on the one hand, and Select and Select Bank on the other hand, and to handle customer inquiries regarding the Mergers. The Transition Team shall meet as necessary until the Effective Time. Members of the Transition Team shall receive no separate compensation for such service.

6.10 Reorganization Matters.  Both prior to and after the Effective Time, each Party’s books and records shall be maintained, and all federal, state and local income Tax Returns and schedules thereto shall be filed in a manner consistent with each of the Mergers being qualified as a reorganization and nontaxable exchange under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local laws), except to the extent any of the Mergers is determined in a final administrative or judicial decision not to qualify as a reorganization within the meaning of Code Section 368(a). During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of the Parties agrees that it shall not, and shall not permit any of its subsidiaries to, take any action that would prevent either of the Mergers from qualifying as a reorganization under Section 368(a) of the Code.

ARTICLE VII. CONDITIONS PRECEDENT TO MERGER

7.1 Conditions to all Parties’ Obligations.  Notwithstanding any other provision of this Agreement to the contrary, the obligations of each of the Parties to this Agreement to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Corporate Action.  All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plans of Merger in consummation of the transactions contemplated hereby and thereby shall have been duly and validly taken, including the approval of the shareholders of Select and NCBC of the Plan of Merger.

(b) Regulatory Approvals.  (i) The Mergers and other transactions described herein shall have been approved, to the extent required by law, by the FDIC, the Commissioner, the North Carolina Banking Commission, the Federal Reserve and by all other governmental or regulatory agencies or authorities having jurisdiction over such transactions (collectively, the “Regulatory Approvals”), (ii) no governmental or regulatory agency or authority shall have withdrawn its approval of such transactions or imposed any condition on such transactions or conditioned its approval thereof, which condition is reasonably deemed by NCBC or Select to be materially disadvantageous or burdensome or to so adversely affect the economic or business benefits of this Agreement to NCBC or Select’s shareholders as to render it inadvisable for it to consummate the Merger; (iii) all applicable waiting periods following regulatory approvals shall have expired without objection to the Mergers by the FDIC, the Commissioner, the Federal Reserve or other applicable regulatory authorities; and (iv) all other consents, approvals and permissions, and the satisfaction of all of the requirements prescribed by law or regulation, necessary to the carrying out of the transactions contemplated herein shall have been procured and not revoked.

(c) Adverse Proceedings, Injunction, Etc.  There shall not be (i) any order, decree or injunction of any court or agency of competent jurisdiction which enjoins or prohibits either of the Mergers or any of the other transactions described herein or any of the Parties hereto from consummating any such transaction, (ii) any pending or threatened investigation of either of the Mergers or any of such other transactions by the Federal Reserve, the Commissioner, the FDIC, or any actual or threatened litigation under federal antitrust laws relating to either of the Mergers or any other such transaction, (iii) any suit, action or proceeding by any person (including any governmental, administrative or regulatory agency), pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit NCBC, NCBC Bank, Select or Select Bank from consummating either of the Mergers or carrying out any of the terms or provisions of this Agreement, or (iv) any other suit, claim, action or proceeding pending or threatened against NCBC, NCBC Bank, Select or Select Bank or any of their respective officers or directors which shall reasonably be considered by NCBC, NCBC Bank, Select or Select Bank to be materially burdensome in relation to either of the proposed Mergers or materially adverse in relation to the financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of NCBC, NCBC Bank, Select or Select Bank, and which has not been dismissed, terminated or resolved to the satisfaction of all Parties hereto within ninety (90) days of the institution or threat thereof.

7.2 Additional Conditions to Select’s and Select Bank’s Obligations.  Notwithstanding any other provision of this Agreement to the contrary, Select’s and Select Bank’s separate obligation to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Material Adverse Change.  There shall have been no determination by Select or Select Bank that any fact, event or condition exists or has occurred (regardless of whether or not such events or changes are inconsistent with the representations and warranties give herein) that, in the reasonable good faith judgment of Select or Select Bank, would have a Material Adverse Effect on the Surviving Parent or the Surviving Bank or the consummation of the transactions contemplated by this Agreement.

(b) Compliance with Laws.  NCBC and NCBC Bank shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein, except where the violation of or failure to comply with any such law or regulation would not result in a Material

Adverse Effect on the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of the Surviving Party or the Surviving Bank.

(c) NCBC’s and NCBC Bank’s Representations and Warranties and Performance of Agreements; Officers’ Certificate.  Unless waived in writing by Select or Select Bank as provided in Section 10.3 below, (i) each of the representations and warranties of NCBC and of NCBC Bank contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Effective Time with the same force and effect as though made on and as of such date, except (A) for changes which are not, in the aggregate, material and adverse to the consolidated financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of NCBC or of NCBC Bank, and (B) for the effect of any activities or transactions that may have taken place after the date of this Agreement and are expressly contemplated by this Agreement; and (ii) NCBC and NCBC Bank shall each have performed in all material respects all of its obligations, covenants and agreements hereunder to be performed by it on or before the Closing Date. Select and Select Bank shall have received certificates dated as of the Closing Date and executed by the chief executive officer and chief financial officer of each of NCBC and NCBC Bank to the foregoing effect and as to such other matters as may be reasonably requested by Select or Select Bank.

(d) Legal Opinion of NCBC’s Counsel.  Select and Select Bank shall have received from Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina, counsel for NCBC and NCBC Bank, a written opinion dated as of the Closing Date in form and substance customary for transactions of this nature and otherwise reasonably satisfactory to Select and Select Bank and its counsel.

(e) Fairness Opinion.  Select shall have received from its financial advisor an opinion to the effect that the consideration to be received by Select’s common shareholders in the Merger is fair, from a financial point of view, to Select’s shareholders.

(f) Tax Opinion.  Select shall have received the opinion of Wyrick Robbins Yates & Ponton LLP, in form and substance reasonably satisfactory to Select, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Parent Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon customary representations contained in certificates of officers of Select and NCBC.

(g) Other Documents and Information from NCBC and NCBC Bank.  NCBC and NCBC Bank shall each have provided to Select and Select Bank correct and complete copies of its articles of incorporation, bylaws and board of directors resolutions approving this Agreement and the Mergers (all certified by its Secretary or any Assistant Secretary), together with certificates of the incumbency of its officers and such other closing documents and information as may be reasonably requested by Select, Select Bank or their counsel.

7.3 Additional Conditions to NCBC’s and NCBC Bank’s Obligations.  Notwithstanding any other provision of this Agreement to the contrary, NCBC’s and NCBC Bank’s obligations to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Material Adverse Effect.  There shall have been no determination by NCBC or NCBC Bank that any fact, event or condition exists or has occurred (regardless of whether or not such events or changes are inconsistent with the representations and warranties give herein) that, in the reasonable good faith judgment of NCBC or NCBC Bank, would have a Material Adverse Effect on Select or Select Bank or the consummation of the transactions contemplated by this Agreement.

(b) Compliance with Laws.  Select and Select Bank shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein, except where the violation of or failure to comply with any such law or regulation would not have a Material Adverse Effect on the financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of Select or Select Bank.

(c) Select’s and Select Bank’s Representations and Warranties and Performance of Agreements; Officers’ Certificate.  Unless waived in writing by NCBC or NCBC Bank as provided in Section 10.3 below, (i) each of the representations and warranties of Select and of Select Bank contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct at and as of the Effective Time with the same force and effect as though made on and as of such date, except (A) for changes which are not, in the aggregate, material and adverse to the financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations of Select or of Select Bank, and (B) for the effect of any activities or transactions that may have taken place after the date of this Agreement and are expressly contemplated by this Agreement, and (ii) Select and Select Bank shall each have performed in all material respects all its obligations, covenants and agreements hereunder to be performed by it on or before the Closing Date. NCBC and NCBC Bank shall have received certificates dated as of the Closing Date and executed by the chief executive officer and chief financial officer of each of Select and Select Bank to the foregoing effect and as to such other matters as may be reasonably requested by NCBC or NCBC Bank.

(d) Legal Opinion of Select’s Counsel.  NCBC and NCBC Bank shall have received from Williams Mullen, counsel to Select and Select Bank, a written opinion, dated as of the Closing Date in form and substance customary for transactions of this nature and otherwise reasonably satisfactory to NCBC, NCBC Bank and its counsel.

(e) Fairness Opinion.  NCBC shall have received from its financial advisor an opinion to the effect that the consideration to be paid to Select’s shareholders in the Parent Merger is fair, from a financial point of view, to NCBC and NCBC’s shareholders.

(f) Tax Opinion.  NCBC shall have received the opinion of Wyrick Robbins Yates & Ponton LLP, in form and substance reasonably satisfactory to NCBC, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Parent Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon customary representations contained in certificates of officers of Select and NCBC.

(g) Other Documents and Information from Select and Select Bank.  Select and Select Bank shall each have provided to NCBC and NCBC Bank correct and complete copies of its articles of incorporation, bylaws and board of directors and shareholder resolutions (all certified by its Secretary or any Assistant Secretary), together with certificates of the incumbency of Select Bank’s officers and such other closing documents and information as may be reasonably requested by NCBC, NCBC Bank or their counsel.

(h) Property.

(i) Select Bank shall have obtained all required consents to the assignment to NCBC Bank of its rights and obligations under all Tangible Property Leases, IP Licenses and Real Property Leases material to the business of Select Bank, and such consents shall be in such form and substance as shall be reasonably satisfactory to NCBC Bank; and each of the licensors and lessors of Select Bank shall have confirmed in writing that Select Bank is not in default under the terms and conditions of any Tangible Property Lease, IP License or Real Property Lease.

(ii) Select shall have obtained all required consents to the assignment to NCBC of its rights and obligations under all Tangible Property Leases or IP Licenses material to the business of Select, and such consents shall be in such form and substance as shall be reasonably satisfactory to NCBC; and each of the licensors and lessors of Select shall have confirmed in writing that Select is not in default under the terms and conditions of any Tangible Property Lease or IP License.

(i) Classified Assets Ratio.  The ratio of Select Bank’s classified assets to total loans shall be less than three percent (3%) as of the Closing Date.

(j) Termination of Executive Agreements.  Each of Mark A. Holmes, Gary J. Brock, and Anne R. Corey shall have entered into an agreement, in such form as is reasonably satisfactory to NCBC and NCBC Bank, providing for the termination of his or her existing employment agreement or change in control agreement with Select or Select Bank and the waiver of any claims associated therewith in consideration of a payment to be made by Select Bank immediately prior to the Effective Time.

(k) Appraisal Shares.  The number of Appraisal Shares shall not be more than twenty percent (20%) of the total issued and outstanding shares of Select Common Stock.

7.4 Voting Agreements.  In furtherance of the intent of this Agreement, such of the directors of Select as may have an interest in demonstrating their commitment to the Mergers have entered into a voting agreement with NCBC in substantially the form attached to this Agreement as Exhibit B.

ARTICLE VIII. TERMINATION; BREACH; REMEDIES

8.1 Mutual Termination.  At any time prior to the Effective Time (and whether before or after approval hereof by the shareholders of Select and NCBC), this Agreement may be terminated by the mutual agreement of Select and NCBC. Upon any such mutual termination, all obligations of Select and NCBC hereunder shall terminate and NCBC and NCBC Bank on the one hand, and Select and Select Bank on the other hand, shall pay their own costs and expenses as provided in Section 6.4.

8.2 Unilateral Termination.  This Agreement may be terminated by either NCBC or Select, (whether before or after approval hereof by the shareholders of Select and NCBC) upon written notice to the other Parties and under the circumstances described below.

(a) Termination by NCBC.  This Agreement may be terminated by NCBC and NCBC Bank by action of their boards of directors:

(i) if any of the conditions to the obligations of NCBC or NCBC Bank (as set forth in Sections 7.1 and 7.3) shall not have been satisfied, or effectively waived in writing by NCBC and NCBC Bank, by July 31, 2014 (except to the extent that the failure of such condition to be satisfied has been caused by the failure of NCBC or NCBC Bank to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if Select or Select Bank shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article IV or VI herein in any material respect;

(iii) if NCBC determines at any time that any of Select’s or Select Bank’s representations or warranties contained in Article II or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, might or could cause any such representations or warranties to become false or misleading in any material respect;

(iv) if Select’s shareholders do not approve the Plan of Merger;

(v) if the Parent Merger shall not have become effective on or before July 31, 2014, unless such date is extended as evidenced by the written mutual agreement of the Parties hereto; provided, however, that in the event there is a delay of not more than thirty (30) days caused by circumstances beyond the control of the Parties hereto, the dates set forth in this Section 8.2(a) shall be extended by mutual agreement for up to an additional sixty (60) days;

(vi) under the circumstances described in Section 6.7 above;

(vii) if (A) Select or Select Bank shall have breached Section 4.3 in any material respect, (B) Select shall have breached its obligation set forth in Section 4.4(b) to make its Approval Recommendation or shall have effected a Change in Recommendation, (C) Select’s board of directors shall have recommended approval of an Acquisition Proposal, or (D) Select shall have breached its obligation set forth in Paragraph 4.4(a) to hold the meeting of shareholders to approve and adopt the Plan of Merger;

(viii) if the board of directors of NCBC or NCBC Bank approves or recommends approval or acceptance of (A) any direct or indirect acquisition or purchase of a substantial portion of NCBC’s or NCBC Bank’s assets or a business that constitutes a substantial portion of the net revenues, net income, or net assets of NCBC or NCBC Bank; (B) any direct or indirect acquisition or purchase of any class of equity securities representing ten percent (10%) or more of the voting power of the capital stock of NCBC or NCBC Bank; or (C) any tender offer or exchange offer that if consummated would result in any person beneficially owning ten percent (10%) or more of any class of equity securities of NCBC or NCBC Bank;

(ix) if the board of directors of NCBC or NCBC Bank approves or recommends approval or acceptance of (A) any direct or indirect acquisition or purchase by NCBC or NCBC Bank of a substantial portion of the assets or a business that constitutes a substantial portion of the net revenues, net income, or net assets of an entity other than Select or Select Bank; (B) any direct or indirect acquisition or purchase by NCBC or NCBC Bank of any class of equity securities representing ten percent (10%) or more of the voting power of the capital stock of an entity other than Select or Select Bank; or (C) any tender offer or exchange offer by NCBC or NCBC Bank that if consummated would result in NCBC or NCBC Bank beneficially owning ten percent (10%) or more of any class of equity securities of an entity other than Select or Select Bank;

(x) if the board of directors of NCBC or NCBC Bank approves or recommends approval or acceptance of any merger, exchange, consolidation, business combination, recapitalization, liquidation, dissolution, or similar transaction involving NCBC or NCBC Bank other than the transactions contemplated by this Agreement; or

(xi) if Select or Select Bank shall become subject to any supervisory agreement, enforcement order, memorandum of understanding or other similar agreement, order or memorandum with or issued by the Commissioner, the Federal Reserve or the FDIC.

However, before NCBC and NCBC Bank may terminate this Agreement for any of the reasons specified above in (i), (ii) or (iii) of this Section 8.2(a), they shall give written notice to Select and Select Bank as provided herein stating their intent to terminate and a description of the specific breach, default, violation or other condition giving rise to the right to so terminate, and, such termination by NCBC shall not become effective if, within thirty (30) days following the giving of such notice, Select and Select Bank shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of NCBC and NCBC Bank. In the event Select and Select Bank cannot or do not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of NCBC and NCBC Bank within such 30-day period, NCBC and NCBC Bank shall have thirty (30) days to notify Select and Select Bank of their intention to terminate this Agreement. A failure to so notify Select and Select Bank will be deemed to be a waiver by NCBC and NCBC Bank of the breach, default or violation pursuant to Section 10.3.

(b) Termination by Select.  This Agreement may be terminated by Select and Select Bank by action of their boards of directors:

(i) if any of the conditions of the obligations of Select or Select Bank (as set forth in Section 7.1 and 7.2 above) shall not have been satisfied, or effectively waived in writing by Select and Select Bank, by July 31, 2014 (except to the extent that the failure of such condition to be satisfied has been caused by the failure of Select or Select Bank to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if NCBC or NCBC Bank shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article V or VI herein in any material respect;

(iii) if Select determines that any of NCBC’s or NCBC Bank’s representations and warranties contained in Article III or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, might or could cause any such representations or warranties to become false or misleading in any material respect;

(iv) if NCBC’s shareholders do not approve the Plan of Merger;

(v) if the Parent Merger shall not have become effective on or before July 31, 2014, unless such date is extended as evidenced by the written mutual agreement of the Parties hereto; provided, however, that in the event there is a delay of not more than thirty (30) days caused by circumstances beyond the control of the Parties hereto, the dates set forth in this Section 8.2(b) shall be extended by mutual agreement for up to an additional ninety (90) days;

(vi) at any time prior to the Closing Date by Select in order for Select to enter into an Acquisition Proposal that has been received by Select and the Select board of directors in compliance with Section 4.3, if Select concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by Select pursuant to this Paragraph 8.2(b)(vi) after ten (10) business day following Select’s provision of written notice to NCBC advising NCBC that the Select board of directors is prepared to accept a Superior Proposal and only if (A) during such 10-business day period, Select has caused its financial and legal advisors to negotiate with NCBC in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and (B) Select’s board of directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by NCBC;

(vii) if the Closing Price is below that price which, when multiplied by the exchange ratio for the Common Stock Merger Consideration results in a value less than 1.10 times the aggregate tangible book value attributable to the common equity of Select on June 30, 2013 as reviewed by Select’s auditor and subject to completion of due diligence (the “Minimum Value”), then Select may give notice of termination of this Agreement to NCBC as provided in this Section 8.2(b), provided, however, that such termination by Select shall not become effective if, within thirty (30) days following the giving of such notice, NCBC gives written notice to Select of its election to increase the exchange ratio for the Common Stock Merger Consideration and deliver additional shares of NCBC Common Stock such that that number of shares constituting the Common Stock Merger Consideration, when multiplied by the Closing Price, equals or exceeds the Minimum Value;

(viii) if (A) NCBC and NCBC Bank shall not have filed, on or before January 31, 2014, all such bank regulatory applications as are required in order to obtain the Regulatory Approvals or (B) all Regulatory Approvals shall not have been obtained by May 31, 2014; or

(ix) if NCBC or NCBC Bank shall become subject to any supervisory agreement, enforcement order, memorandum of understanding or other similar agreement, order or memorandum with or issued by the Commissioner, the Federal Reserve or the FDIC.

Before Select may terminate this Agreement for any of the reasons specified above in clause (i), (ii), (iii) or (vii) of this Section 8.2(b), it shall give written notice to NCBC as provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and, such termination by Select shall not become effective if, within thirty (30) days following the giving of such notice, NCBC shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Select. In the event NCBC cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Select within such 30-day period, Select shall have thirty (30) days to notify NCBC of its intention to terminate this Agreement. A failure to so notify NCBC will be deemed to be a waiver by Select of the breach, default or violation pursuant to Section 10.3 below.

8.3 Effect of Termination.

(a) In the event this Agreement is terminated by NCBC pursuant to Section 8.2(a)(i), 8.2(a)(ii), 8.2(a)(iii) or 8.2(a)(xi), Select Bank shall reimburse NCBC and NCBC Bank for their reasonable out-of-pocket expenses relating to the Mergers in an amount not to exceed Two Hundred Thousand and XX/100 Dollars ($200,000).

(b) In the event this Agreement is terminated by Select pursuant to Section 8.2(b)(i), 8.2(b)(ii), 8.2(b)(iii), 8.2(b)(viii) or 8.2(b)(ix), NCBC Bank shall reimburse Select and Select Bank for their reasonable out-of-pocket expenses relating to the Mergers in an amount not to exceed Two Hundred Thousand and XX/100 Dollars ($200,000).

(c) In the event this Agreement is terminated by NCBC pursuant to Section 8.2(a)(iv), 8.2(a)(v), or 8.2(a)(vi) or by Select pursuant to Section 8.2(b)(iv), 8.2(b)(v) or 8.2(b)(vii), then each party shall pay its own costs and expenses as provided in Section 6.4.

(d) Anything in this Agreement to the contrary notwithstanding, in no event shall the amount owed by one Party to the other pursuant to Section 4.3 and this Section 8.3 exceed, in the aggregate, One Million Six Hundred Seventy-Five Thousand and XX/100 Dollars ($1,675,000), plus any costs, expenses, and interest due under Section 4.3(d)(iv) or 4.3(e).

(e) Except as set forth in Sections 4.3(d), 4.3(e), 8.2(a)(vii), 8.2(a)(viii), 8.2(a)(ix), 8.2(a)(x), 8.2(b)(vi), and 8.3, in the event of the termination of this Agreement, this Agreement shall become void and have no effect except that the provisions of Article IX and Sections 6.6 and 10.2 of this Agreement shall survive such termination, and no Party hereto shall have any liability to any other Party in connection with such termination.

ARTICLE IX. INDEMNIFICATION

9.1 Agreement to Indemnify.  In the event this Agreement is terminated for any reason and the Parent Merger is not consummated, then Select and Select Bank, on the one hand, and NCBC and NCBC Bank, on the other hand, will indemnify each other as provided below.

(a) By Select. Select and Select Bank shall indemnify, hold harmless and defend NCBC and NCBC Bank from and against any and all claims, disputes, demands, causes of action, suits, proceedings, losses, damages, liabilities, obligations, costs and expenses of every kind and nature that arise from or are related to claims by third parties, including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith, whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by NCBC or NCBC Bank:

(i) in connection with or which arise out of or result from or are based upon (A) Select or Select Bank’s operations or business transactions or its relationship with any of its employees, or (B) Select or Select Bank’s intentional or grossly negligent failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of or result from or are based upon any fact, condition or circumstance that constitutes an intentional or grossly negligent breach by Select or Select Bank of, or any intentional or grossly negligent inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of Select or Select Bank to perform any of its covenants, agreements or obligations under or in connection with this Agreement;

(iii) in connection with or which arise out of or result from or are based upon any information provided by Select or Select Bank which is included in the Proxy Statement and which information causes the Proxy Statement at the time of its mailing to the shareholders of Select and NCBC to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading; and

(iv) in connection with or which arise out of or result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation on, from or relating to the Real Property or Previous Real Property by Select or Select Bank or any other person of any Hazardous Substances, or any action taken or any event or condition occurring or existing with respect to the Real Property or Previous Real Property which constitutes a material violation of any Environmental Laws by Select, Select Bank or any other person.

(b) By NCBC. NCBC and NCBC Bank shall indemnify, hold harmless and defend Select and Select Bank from and against any and all claims, disputes, demands, causes of action, suits, proceedings, losses, damages, liabilities, obligations, costs and expenses of every kind and nature that arise from or are related to claims by third parties, including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith, whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by Select or Select Bank:

(i) in connection with or which arise out of or result from or are based upon (A) NCBC or NCBC Bank’s operations or business transactions or its relationship with any of its employees, or (B) NCBC or NCBC Bank’s intentional or grossly negligent failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of or result from or are based upon any fact, condition or circumstance that constitutes an intentional or grossly negligent breach by NCBC or

NCBC Bank of, or any intentional or grossly negligent inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of NCBC to perform any of its covenants, agreements or obligations under or in connection with this Agreement; and,

(iii) in connection with or which arise out of or result from or are based upon any information provided by NCBC or NCBC Bank which is included in the Proxy Statement and which information causes the Proxy Statement at the time of its mailing to the shareholders of Select and NCBC to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

(c) Compliance with Regulation W.  Notwithstanding any other provision contained in this Agreement, neither Select Bank nor NCBC Bank shall have any duty to provide indemnification hereunder, if such indemnification would be impermissible pursuant to Section 23A of the Federal Reserve Act or Federal Reserve Regulation W.

9.2 Procedure for Claiming Indemnification.

(a) By NCBC.  If any matter subject to indemnification hereunder arises in the form of a claim against NCBC, NCBC Bank or their respective successors and assigns (herein referred to as a “Third Party Claim”), NCBC and/or NCBC Bank promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to Select and Select Bank. Within 15 days of such notice, Select and Select Bank either (i) shall pay the Third Party Claim either in full or upon agreed compromise or (ii) shall notify NCBC and NCBC Bank that Select and Select Bank dispute the Third Party Claim and intend to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by Select and Select Bank and the cost of such defense shall be borne by Select and Select Bank except that NCBC and NCBC Bank shall have the right to participate in such defense at their own expense and provided that Select and Select Bank shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind upon NCBC, NCBC Bank or their respective successors or assigns. NCBC and NCBC Bank agree that they shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to Select and Select Bank without charge therefor except for out-of-pocket expenses. If Select and/or Select Bank fail to take action within 15 days as hereinabove provided or, having taken such action, thereafter fails diligently to defend and resolve the Third Party Claim, NCBC and NCBC Bank shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. NCBC and NCBC Bank also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by Select and Select Bank.

(b) By Select.  If any matter subject to indemnification hereunder arises in the form of a claim against Select, Select Bank or their respective successors and assigns (herein referred to as a “Third Party Claim”), Select and Select Bank promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to NCBC and NCBC Bank. Within 15 days of such notice, NCBC and NCBC Bank either (i) shall pay the Third Party Claim either in full or upon agreed compromise or (ii) shall notify Select and Select Bank that NCBC and NCBC Bank dispute the Third Party Claim and intend to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by NCBC and NCBC Bank and the cost of such defense shall be borne by NCBC and NCBC Bank except that Select and Select Bank shall have the right to participate in such defense at its own expense and provided that NCBC and NCBC Bank shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind upon Select, Select Bank or their respective successors and assigns. Select and Select Bank agree that it shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to NCBC and NCBC Bank without charge therefor except for out-of-pocket expenses. If NCBC and NCBC Bank fail to take action within 15 days as hereinabove provided or, having taken such action, thereafter fail diligently to defend and resolve the Third Party Claim, Select and Select Bank shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. Select and Select Bank also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by NCBC and NCBC Bank.

ARTICLE X. MISCELLANEOUS PROVISIONS

10.1 Reservation of Right to Revise Structure.  Notwithstanding any provision herein to the contrary, NCBC shall have the unilateral right to revise the structure of the Mergers for any reason NCBC may deem advisable; provided, however, that no such change will (i) alter or change the amount or kind of consideration to be received by the shareholders of Select in the Merger or (ii) adversely affect the tax treatment to the shareholders of Select as a result of receiving such consideration. In the event of such election by NCBC, the Parties hereto shall execute one or more appropriate amendments to this Agreement.

10.2 Survival of Representations, Warranties and Covenants.  Except as provided under Article IX, none of the representations, warranties or agreements herein shall survive the effectiveness of the Bank Merger, and no Party shall have any right after the effective time of the Bank Merger to recover damages or any other relief from any other Party to this Agreement by reason of any breach of representation or warranty, any nonfulfillment or nonperformance of any agreement contained herein, or otherwise; provided, however, that the Parties’ agreements contained in Section 6.6 above, and the covenants contained in Sections 5.1 through 5.4 above shall survive the effectiveness of the Mergers.

10.3 Waiver.  Any term or condition of this Agreement may be waived (except as to matters of regulatory approvals and approvals required by law), either in whole or in part, at any time by the Party which is, and whose shareholders are, entitled to the benefits thereof, provided, however, that any such waiver shall be effective only upon a determination by the waiving Party (through action of its board of directors) that such waiver would not adversely affect the interests of the waiving Party or its shareholders; and, provided further, that no waiver of any term or condition of this Agreement by any Party shall be effective unless such waiver is in writing and signed by the waiving Party or as provided in Sections 8.2(a) and 8.2(b) above, or be construed to be a waiver of any succeeding breach of the same term or condition. No failure or delay of any Party to exercise any power, or to insist upon strict compliance by any other Party of any obligation, and no custom or practice at variance with any terms hereof, shall constitute a waiver of the right of any Party to demand full and complete compliance with such terms.

10.4 Amendment.  This Agreement may be amended, modified or supplemented at any time or from time to time prior to the Effective Time, and either before or after its approval by the shareholders of Select and NCBC, by an agreement in writing approved by a majority of the board of directors of each of Select and Select Bank and NCBC and NCBC Bank executed in the same manner as this Agreement; provided however, that the provisions of this Agreement relating to the manner or basis in which shares of Select Common Stock and Select Preferred Stock are converted into the Merger Consideration shall not be amended after the approval of this Agreement and the Plan of Merger by the shareholders of Select without the requisite approval of such shareholders of such amendment.

10.5 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or mailed by certified mail, return receipt requested, postage prepaid, and addressed as follows:

(a) If to Select and/or Select Bank, to:

Select Bancorp, Inc.
Select Bank & Trust Company
3600 Charles Blvd.
Greenville, NC 27858

With copy to:
Ronald D. Raxter, Esq.
Williams Mullen
301 Fayetteville St., Suite 1700
Raleigh, NC 27601

(b) If to NCBC and/or NCBC Bank, to:

New Century Bancorp, Inc.
New Century Bank
700 W. Cumberland St.
Dunn, NC 28334

With copy to:
Todd H. Eveson, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607

10.6 Further Assurance.  NCBC and NCBC Bank on the one hand, and Select and Select Bank on the other hand, shall each furnish to the other such further assurances with respect to the matters contemplated herein and their respective agreements, covenants, representations and warranties contained herein, as such other Party may reasonably request.

10.7 Entire Agreement.  This Agreement (including all schedules and exhibits attached hereto) contains the entire agreement of the Parties with respect to the transactions described herein and supersedes any and all other oral or written agreement(s) heretofore made, and there are no representations or inducements by or to, or any agreements between, any of the Parties hereto other than those contained herein in writing.

10.8 Severability of Provisions.  The invalidity or unenforceability of any term, phrase, clause, Section, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision or part hereof.

10.9 Assignment.  This Agreement may not be assigned by any Party hereto except with the prior written consent of the other Parties hereto.

10.10 Counterparts.  Any number of counterparts of this Agreement may be signed and delivered, each of which shall be considered an original and all of which together shall constitute one agreement.

10.11 Governing Law.  This Agreement is made in and shall be construed and enforced in accordance with the laws of North Carolina (without respect to its conflicts of laws principles) except to the extent federal law may apply.

10.12 Inspection.  Any right of NCBC or NCBC Bank on the one hand, and Select or Select Bank on the other hand, hereunder to investigate or inspect the assets, books, records, files and other information of the other in no way shall establish any presumption that NCBC, NCBC Bank, Select or Select Bank should have conducted any investigation or that such right has been exercised by NCBC, NCBC Bank, Select or Select Bank or their agents, representatives or others. Any investigations or inspections that have been made by NCBC, NCBC Bank, Select or Select Bank or their agents, representatives or others prior to the Closing Date shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of NCBC, NCBC Bank, Select or Select Bank in this Agreement.

10.13 Knowledge.  As used in this Agreement, “to the Knowledge” (and similar phrases) of Select or Select Bank means the actual knowledge of Mark A. Holmes, Gary J. Brock, and Anne R. Corey, and the phrase “to the Knowledge” (and similar phrases) of NCBC or NCBC Bank means the actual knowledge of William L. Hedgepeth II, Lisa F. Campbell, and D. Richard Tobin, Jr.

10.14 Material Adverse Effect.  As used in this Agreement, the term “Material Adverse Effect,” with respect to any Party, means any event or change that has a material and adverse impact on (i) the financial position, results of operations, business or prospects of such Party, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Parent Merger or the Bank Merger, as applicable; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (A) changes in banking and similar laws of general applicability or interpretations thereof by any applicable governmental authority, (B) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (C) changes in general economic conditions, including interest rates, affecting banks generally, (D) any modifications or changes to valuation policies and practices, or expenses incurred, in connection with the Mergers, or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, and (E) the effects of any action or omission taken by NCBC or NCBC Bank on the one hand, or Select or Select Bank on the other hand, with the prior written consent of the other, or as otherwise contemplated by the Agreement.

10.15 No Third-Party Rights.  No person will have any legal or equitable right, remedy, or claim under or with respect to this Agreement. This Agreement may be amended or terminated, and any provision of this Agreement may be waived, without the consent of any person who is not a Party to the Agreement.

10.16 Construction.  The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including, without limitation. Any reference to the singular in this Agreement shall also include the plural and vice versa. All pronouns and any variations thereof used in this Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require. All references herein to “Articles”, “Sections” and “Exhibits” shall mean the articles and sections of, and exhibits to, this Agreement, unless otherwise stated. The article and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation hereof.

10.17 WAIVER OF JURY TRIAL.  EACH PARTY HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY, WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY CONTEMPLATED TRANSACTION, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

10.18 Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[Signatures on following page]

IN WITNESS WHEREOF, Select, Select Bank, NCBC and NCBC Bank each has caused this Agreement to be executed in its name by its duly authorized officers and its corporate seal to be affixed hereto as of the date first above written.

SELECT BANCORP, INC.

By:	/s/ Mark A. Holmes Mark A. Holmes, President and CEO

SELECT BANK & TRUST COMPANY

By:	/s/ Mark A. Holmes Mark A. Holmes, CEO

NEW CENTURY BANCORP, INC.

By:	/s/ William L. Hedgepeth II William L. Hedgepeth II, President and CEO

NEW CENTURY BANK

By:	/s/ William L. Hedgepeth II William L. Hedgepeth II, President and CEO

EXHIBITS TO AGREEMENT AND PLAN OF MERGER

EXHIBIT	DESCRIPTION
A-1	Plan of Merger
A-2	Plan of Bank Merger
B	Form of Voting Agreement

EXHIBIT A-1

PLAN OF MERGER
By and Between
NEW CENTURY BANCORP, INC.
and
SELECT BANCORP, INC.

1.01. Names of the Merging Corporations.  The names of the corporations proposed to be merged are NEW CENTURY BANCORP, INC. (“NCBC”) and SELECT BANCORP, INC. (“Select”).

1.02. Nature of Transaction; Plan of Merger.  Subject to the provisions of this Plan of Merger, at the “Effective Time” specified in the Articles of Merger filed with the North Carolina Secretary of State, Select will be merged into and with NCBC pursuant to North Carolina law (the “Merger”).

1.03. Effect of Merger.  At the Effective Time, and by reason of the Merger, the separate corporate existence of Select shall cease while the corporate existence of NCBC, as the surviving corporation in the Merger, shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger.

1.04 Surviving Corporation.  Following the Merger, NCBC shall continue in existence as a North Carolina corporation and will conduct its business under the name “Select Bancorp, Inc.” The duration of the surviving corporation in the Merger shall be perpetual and unlimited.

1.05. Terms and Conditions of the Merger.  The Merger shall be effected pursuant to the terms and conditions of this Plan of Merger and of the Agreement and Plan of Merger, dated as of September 30, 2013, by and among Select and NCBC and their respective subsidiary banking corporations, Select Bank & Trust Company and New Century Bank (the “Agreement”).

1.06 Assets and Liabilities of Select.  At the Effective Time, and by reason of the Merger, and in accordance with applicable law, all property, assets and rights of every kind and character of Select (including without limitation all real, personal or mixed property, all debts due on whatever account, all other choses in action and every other interest of or belonging to or due to Select, whether tangible or intangible) shall be transferred to and vest in NCBC, and NCBC shall succeed to all the rights, privileges, immunities, powers, purposes and franchises of a public or private nature of Select (including all trust and other fiduciary properties, powers and rights), all without any conveyance, assignment or further act or deed; and, NCBC shall become responsible for all other liabilities, duties and obligations of every kind, nature and description of Select (including duties as trustee or fiduciary) as of the Effective Time.

1.07. Articles of Incorporation and Bylaws.  The articles of incorporation and bylaws of NCBC in effect at the Effective Time shall be the articles of incorporation and bylaws of the surviving corporation in the Merger, provided, however, that the articles of incorporation of NCBC shall be amended immediately following the Effective Time to change the name of the surviving corporation in the Merger to “Select Bancorp, Inc.”

1.08. Conversion of Shares and Merger Consideration.

(a) NCBC Stock.  Each share of common stock of NCBC, par value $1.00 per share, issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding and shall not be affected by the Merger.

(b) Select Common Stock.  Except as otherwise provided herein, at the Effective Time, all rights of Select’s common shareholders with respect to all then outstanding shares of the common stock of Select, $1.00 par value per share (the “Select Common Stock”), shall cease to exist, and the holders of shares of Select Common Stock, other than holders of Appraisal Shares, shall have no further rights as shareholders of Select. At the Effective Time, each such outstanding share of Select Common Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by Select or NCBC, which shall be canceled in the Merger, and for Appraisal Shares (as defined in Section 1.8 of the Agreement)) shall be converted, without any action on the part of the holder of such shares, into the right to receive the Common Stock Merger Consideration (as defined in Article 1.08(c) below) in

A-1-1

accordance with this Article 1.08. Following the Effective Time, certificates representing shares of Select Common Stock outstanding at the Effective Time shall evidence only the right to receive the Common Stock Merger Consideration. No share of Select Common Stock, other than Appraisal Shares (as defined in Section 1.8 of the Agreement), shall be deemed to be outstanding or have any rights other than those set forth in this Article 1.08 after the Effective Time.

(c) Common Stock Merger Consideration.  Each outstanding share of Select Common Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by Select or NCBC, which shall be canceled in the Merger, and for Appraisal Shares (as defined in Section 1.8 of the Agreement)) shall cease to represent any interest (equity, shareholder, or otherwise) in Select and shall automatically be converted exclusively into the right to receive 1.8264 shares of NCBC Common Stock (the “Common Stock Merger Consideration”) in accordance with the terms and conditions of the Agreement.

(d) Select Preferred Stock.  Except as otherwise provided herein, at the Effective Time, all rights of Select’s preferred shareholders with respect to all then outstanding shares of Select Senior Non-Cumulative Perpetual Preferred Stock, Series A, stated liquidation amount $1,000 per share (the “Select Preferred Stock”), shall cease to exist, and the holders of shares of Select Preferred Stock, other than holders of Appraisal Shares (as defined in Section 1.8 of the Agreement), shall have no further rights as shareholders of Select. At the Effective Time, each such outstanding share of Select Preferred Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by Select or NCBC, which shall be canceled in the Merger, and for Appraisal Shares (as defined in Section 1.8 of the Agreement)) shall be converted, without any action on the part of the holder of such shares, into the right to receive the Preferred Stock Merger Consideration (as defined in Article 1.08(e) below) in accordance with this Article 1.08. Following the Effective Time, certificates representing shares of Select Preferred Stock outstanding at the Effective Time shall evidence only the right to receive the Preferred Stock Merger Consideration. No share of Select Preferred Stock, other than Appraisal Shares (as defined in Section 1.8 of the Agreement), shall be deemed to be outstanding or have any rights other than those set forth in this Article 1.08 after the Effective Time.

(e) Preferred Stock Merger Consideration.  Each outstanding share of Select Preferred Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by Select of NCBC, which shall be canceled in the Merger, and for Appraisal Shares (as defined in Section 1.8 of the Agreement)) shall cease to represent any interest (equity, shareholder, or otherwise) in Select and shall automatically be converted exclusively into the right to receive one (1) share of NCBC Preferred Stock (the “Preferred Stock Merger Consideration”) in accordance with the terms and conditions of the Agreement.

1.09 Closing; Effective Time.  The closing of the Merger and other transactions contemplated by the Agreement between NCBC and Select shall take place at the offices of Wyrick Robbins Yates & Ponton LLP in Raleigh, North Carolina, or at such other place as NCBC shall designate, on a date mutually agreeable to NCBC and Select (the “Closing Date”) after the expiration of any and all required waiting periods following the effective date of required approvals of the Merger by governmental or regulatory authorities (as soon as practicable, but in no event more than thirty (30) days following the expiration of all such required waiting periods).

A-1-2

1.10 Board of Directors.  From and after the Effective Time, until duly changed in compliance with applicable law, the Articles of Incorporation and the Bylaws of NCBC, the Board of Directors of the NCBC shall consist of sixteen (16) directors, and shall initially include William L. Hedgepeth II, ten (10) NCBC Directors and five (5) Select Directors (each as determined below). The ten NCBC Directors shall be selected by NCBC’s Board of Directors. The five Select Directors shall be appointed by the Select Directors from the Select Directors serving as such on the date of execution of the Agreement and Plan of Merger and Reorganization dated September 30, 2013, who continue to serve as Select Directors at the Effective Time and whose appointment to serve as an NCBC Director is mutually agreed to by NCBC (“Appointed Directors”). Each Appointed Director shall serve until the next annual meeting of the shareholders of NCBC at which directors are elected. The nominating committee of NCBC shall nominate for election at such annual meeting of its shareholders two (2) of the Appointed Directors to serve three-year terms, one (1) of the Appointed Directors to serve a two-year term, and two (2) of the Appointed Directors to serve one-year terms.

A-1-3

EXHIBIT A-2

PLAN OF BANK MERGER
By and Between
NEW CENTURY BANK
and
SELECT BANK & TRUST COMPANY

1.01. Names of the Merging Corporations.  The names of the banking corporations proposed to be merged are New Century Bank (“NCBC Bank”) and Select Bank & Trust Company (“Select Bank”).

1.02. Nature of Transaction; Bank Plan of Merger.  Subject to the provisions of this Plan of Bank Merger, at the “Effective Time” specified in the Articles of Merger filed with the North Carolina Secretary of State, Select Bank will be merged into and with NCBC Bank pursuant to North Carolina law (the “Merger”).

1.03. Effect of Merger.  At the Effective Time, and by reason of the Merger, the separate corporate existence of Select Bank shall cease while the corporate existence of NCBC Bank, as the surviving corporation in the Merger, shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger.

1.04 Surviving Corporation.  Following the Merger, NCBC Bank shall continue to operate as a North Carolina banking corporation and will conduct its business at the then legally established branch and main offices of NCBC Bank and Select Bank under the name “Select Bank & Trust Company.” The duration of the corporate existence of the surviving corporation in the Merger shall be perpetual and unlimited.

1.05. Terms and Conditions of the Merger.  The Merger shall be effected pursuant to the terms and conditions of this Plan of Bank Merger and of the Agreement and Plan of Merger, dated as of September 30, 2013, by and among Select Bank and NCBC Bank and their respective parent corporations, Select Bancorp, Inc. and New Century Bancorp, Inc. (the “Agreement”).

1.06 Assets and Liabilities of Select Bank.  At the Effective Time, and by reason of the Merger, and in accordance with applicable law, all property, assets and rights of every kind and character of Select Bank (including without limitation all real, personal or mixed property, all debts due on whatever account, all other choses in action and every other interest of or belonging to or due to Select Bank, whether tangible or intangible) shall be transferred to and vest in NCBC Bank, and NCBC Bank shall succeed to all the rights, privileges, immunities, powers, purposes and franchises of a public or private nature of Select Bank (including all trust and other fiduciary properties, powers and rights), all without any conveyance, assignment or further act or deed; and, NCBC Bank shall become responsible for all other liabilities, duties and obligations of every kind, nature and description of Select Bank (including duties as trustee or fiduciary) as of the Effective Time.

1.07. Articles of Incorporation and Bylaws.  The articles of incorporation and bylaws of NCBC Bank in effect at the Effective Time shall be the articles of incorporation and bylaws of NCBC Bank as the surviving corporation in the Merger provided, however, that the articles of incorporation of NCBC Bank shall be amended as of the Effective Time to change the name of the surviving corporation in the Merger to “Select Bank & Trust Company.”

1.08. Conversion of Shares and Merger Consideration.

(a) NCBC Bank Common Stock.  Each share of common stock of NCBC Bank, par value $5.00 per share, issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding and shall not be affected by the Merger.

(b) Select Bank Common Stock.  Except as otherwise provided herein, at the Effective Time, all rights of Select Bank’s shareholders with respect to all then outstanding shares of the common stock of Select Bank, $5.00 par value per share (the “Select Bank Common Stock”), shall cease to exist, and the holders of shares of Select Bank Common Stock, shall cease to be and shall have no further rights as shareholders of Select Bank. At the Effective Time, each such outstanding share of Select Bank Common Stock shall be cancelled in the Merger. No share of Select Bank Common Stock shall be deemed to be outstanding or have any rights after the Effective Time.
A-2-1

1.09 Closing; Effective Time.  The closing of the Merger and other transactions contemplated by the Agreement between NCBC Bank and Select Bank shall take place at the offices of Wyrick Robbins Yates & Ponton LLP in Raleigh, North Carolina, or at such other place as NCBC Bank shall designate, on a date mutually agreeable to NCBC Bank and Select Bank (the “Closing Date”) after the expiration of any and all required waiting periods following the effective date of required approvals of the Merger by governmental or regulatory authorities.

1.10 Board of Directors.  From and after the Effective Time, until duly changed in compliance with applicable law, the Articles of Incorporation and the Bylaws of NCBC Bank, the Board of Directors of the NCBC Bank shall consist of sixteen (16) directors, and shall initially include William L. Hedgepeth II, ten (10) NCBC Bank Directors and five (5) Select Bank Directors (each as determined below). The ten NCBC Bank Directors shall be selected by NCBC Bank’s Board of Directors. The five Select Bank Directors shall be appointed by the Select Bank Directors from the Select Bank Directors serving as such on the date of execution of the Agreement and Plan of Merger and Reorganization dated September 30, 2013, who continue to serve as Select Bank Directors at the Effective Time and whose appointment to serve as an NCBC Bank Director is mutually agreed to by NCBC Bank.

A-2-2

EXHIBIT B

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), is made and entered into as of [•], 2013, by and among the undersigned shareholder (“Shareholder”) of Select Bancorp, Inc., a North Carolina corporation (“Select”), and New Century Bancorp, Inc., a North Carolina corporation (“NCBC”).

WHEREAS, concurrently with or following the execution of this Agreement, Select and NCBC have entered, or will enter, into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Select with and into NCBC pursuant to the terms and conditions of the Merger Agreement; and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, NCBC has requested that Shareholder execute and deliver this Agreement; and

WHEREAS, in order to induce NCBC to enter into the Merger Agreement, Shareholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, par value $1.00 per share, of Select (“Select Common Stock”) beneficially owned by Shareholder and set forth below Shareholder’s signature on the signature page hereto (the “Original Shares” and, together with any additional shares of Select Common Stock covered by this Agreement pursuant to Section 6 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2.	Representations of Shareholder.

Shareholder represents and warrants to NCBC that:

(a) (i) Shareholder owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Original Shares free and clear of all pledges, liens, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b) Shareholder does not beneficially own any shares of Select Common Stock other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional shares of Select Common Stock or any security exercisable for or convertible into shares of Select Common Stock, set forth on the signature page of this Agreement (collectively, “Options”).

(c) Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder (including the proxy described in Section 3(c) below)). This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to Shareholder or to Shareholder’s property or assets.

EX B-1

(e) No consent, approval or authorization of, or designation, declaration or filing with, any governmental entity or other person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement. No consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Agreement.

3.	Agreement to Vote Shares; Irrevocable Proxy.

(a) Shareholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of the Shares to vote in favor of the Merger and the Merger Agreement, at every meeting of the Shareholders of Select at which such matters are considered and at every adjournment or postponement thereof.

(b) Shareholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of the Shares to vote against (1) any Acquisition Proposal, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Select under the Merger Agreement or of Shareholder under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of NCBC’s or Select’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Select (including any amendments to Select’s articles of incorporation or bylaws).

(c) Shareholder hereby appoints NCBC and any designee of NCBC, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote during the term of this Agreement with respect to the Shares in accordance with Sections 3(a) and 3(b). This proxy and power of attorney is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Shareholder with respect to the Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

4.	No Voting Trusts or Other Arrangement.

Shareholder agrees that Shareholder will not, and will not permit any entity under Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with NCBC or Select.

5.	Transfer and Encumbrance.

Shareholder agrees that during the term of this Agreement, Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Shareholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Shares by Shareholder to any member of Shareholder’s immediate family, or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to NCBC, to be bound by all of the terms of this Agreement.

EX B-2

6.	Additional Shares.

Shareholder agrees that all shares of Select Common Stock that Shareholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, but excluding shares of Select Common Stock underlying unexercised Options) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7.	Waiver of Appraisal Rights.

Shareholder hereby waives, and agrees not to assert or perfect, any rights of appraisal that Shareholder may have by virtue of ownership of the Shares.

8.	Termination.

This Agreement shall terminate upon the earliest to occur of (i) the Effective Time and (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

9.	No Agreement as Director or Officer.

Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of Select or any of its subsidiaries, and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as an officer or director to Select or its shareholders.

10.	Specific Performance.

Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

11.	Entire Agreement.

This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

EX B-3

12.	Notices.

All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

If to NCBC:
New Century Bancorp, Inc.
Attention: William L. Hedgepeth II
700 W. Cumberland Street
Dunn, North Carolina 28334
Facsimile: (910) 897-2469
E-mail: billh@newcenturybanknc.com

Copy to:
Wyrick Robbins Yates & Ponton LLP
Attention: Todd H. Eveson
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Facsimile: (919) 781-4865
E-mail: teveson@wyrick.com

If to Shareholder, to the address, facsimile number, or e-mail address set forth for Shareholder on the signature page hereof.

Copy to:

Facsimile:

E-mail:

13.	Miscellaneous.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of North Carolina without giving effect to any choice or conflict of law provision or rule (whether of the State of North Carolina or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of North Carolina.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the courts of the State of North Carolina, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the Eastern District of North Carolina. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12 or in such other manner as may be permitted by applicable laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property,

EX B-4

generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 13(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13(C).

(d) If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(g) All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h) The obligations of Shareholder set forth in this Agreement shall not be effective or binding upon Shareholder until after such time as the Merger Agreement is executed and delivered by Select and NCBC and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

(i) Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto. Any assignment contrary to the provisions of this Section 13(i) shall be null and void.

[SIGNATURE PAGE FOLLOWS]

EX B-5

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

NEW CENTURY BANCORP, INC.

By:	William L. Hedgepeth II President and Chief Executive Officer

[SHAREHOLDER]

[NAME]

Number of Shares of Select Common Stock Beneficially Owned as of the Date of this Agreement:

Number of Options Beneficially Owned as of the Date of this Agreement:

Street Address:

Facsimile:

E-mail Address:

Appendix B

North Carolina Business Corporation Act
Article 13 — Appraisal Rights

Part 1. Right to Appraisal and Payment for Shares

§55-13-01. Definitions.

In this Article, the following definitions apply:

(1)	Affiliate. — A person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of G.S. 55-13-01(7), a person is deemed to be an affiliate of its senior executives.
(2)	Beneficial shareholder. — A person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner's behalf.
(3)	Corporation. — The issuer of the shares held by a shareholder demanding appraisal and, for matters covered in G.S. 55-13-22 through G.S. 55-13-31, the term includes the surviving entity in a merger.
(4)	Expenses. — Reasonable expenses of every kind that are incurred in connection with a matter, including counsel fees.
(5)	Fair value. — The value of the corporation's shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to G.S. 55-13-02(a)(5).
(6)	Interest. — Interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this State on the effective date of the corporate action.
(7)	Interested transaction. — A corporate action described in G.S. 55-13-02(a), other than a merger pursuant to G.S. 55-11-04, involving an interested person and in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, the following definitions apply:
a.	Interested person. — A person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions:
1.	Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares.
2.	Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation.
3.	Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:
I.	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.
II.	Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in G.S. 55-8-31(a)(1) and (c).

III.	In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the acquiring entity or such affiliate of the acquiring entity.
b.	Beneficial owner. — Any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares. If a member of a national securities exchange is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, then that member of a national securities exchange shall not be deemed a “beneficial owner” of any securities held directly or indirectly by the member on behalf of another person solely because the member is the record holder of the securities. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.
c.	Excluded shares. — Shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.
(8)	Preferred shares. — A class or series of shares the holders of which have preference over any other class or series with respect to distributions.
(9)	Record shareholder. — The person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.
(10)	Senior executive. — The chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.
(11)	Shareholder. — Both a record shareholder and a beneficial shareholder.

§55-13-02. Right to appraisal.

(a)   In addition to any rights granted under Article 9, a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder's shares, in the event of any of the following corporate actions:

(1)	Consummation of a merger to which the corporation is a party if either (i) shareholder approval is required for the merger by G.S. 55-11-03 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) the corporation is a subsidiary and the merger is governed by G.S. 55-11-04.
(2)	Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.
(3)	Consummation of a disposition of assets pursuant to G.S. 55-12-02 if the shareholder is entitled to vote on the disposition.
(4)	An amendment of the articles of incorporation (i) with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has an obligation or right to repurchase the fractional share so created or (ii) changes the corporation into a nonprofit corporation or cooperative organization.

(5)	Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.
(6)	Consummation of a conversion to a foreign corporation pursuant to Part 2 of Article 11A of this Chapter if the shareholder does not receive shares in the foreign corporation resulting from the conversion that (i) have terms as favorable to the shareholder in all material respects and (ii) represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation as the shares held by the shareholder before the conversion.
(7)	Consummation of a conversion of the corporation to nonprofit status pursuant to Part 2 of Article 11A of this Chapter.
(8)	Consummation of a conversion of the corporation to an unincorporated entity pursuant to Part 2 of Article 11A of this Chapter.

(b)   Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3), (4), (6), and (8) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1)	Appraisal rights shall not be available for the holders of shares of any class or series of shares that are any of the following:
a.	A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.
b.	Traded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000)(exclusive of the value of shares held by the corporation's subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).
c.	Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and may be redeemed at the option of the holder at net asset value.
(2)	The applicability of subdivision (1) of this subsection shall be determined as of (i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights or (ii) the day before the effective date of such corporate action if there is no meeting of shareholders.
(3)	Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.
(4)	Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c)   Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles may limit or eliminate appraisal rights for any class or series of preferred shares. Any amendment to the articles that limits or eliminates appraisal rights for any shares that are outstanding immediately prior to the effective date of the amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment, however, shall not apply to any corporate action that becomes effective within one year of that date if the corporate action would otherwise afford appraisal rights.

(d)   A shareholder holding shares of a class or series that were issued and outstanding as of the effective date of this act but that did not as of that date entitle the shareholder to vote on a corporate action described in subdivision (a)(1), (2), or (3) of this section shall be entitled to appraisal rights, and to obtain payment of the fair value of the shareholder's shares of such class or series, to the same extent as if such shares did entitle the shareholder to vote on such corporate action.

§55-13-03. Assertion of rights by nominees and beneficial owners.

(a)   A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder's name but owned by a beneficial shareholder only if the record shareholder (i) objects with respect to all shares of the class or series owned by the beneficial shareholder and (ii) notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder's name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder's other shares were registered in the names of different record shareholders.

(b)   A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

(1)	Submits to the corporation the record shareholder's written consent to the assertion of rights no later than the date referred to in G.S. 55-13-22(b)(2)b.
(2)	Submits written consent under subdivision (1) of this subsection with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Part 2. Procedure for Exercise of Appraisal Rights

§55-13-20. Notice of appraisal rights.

(a)   If any corporate action specified in G.S. 55-13-02(a) is to be submitted to a vote at a shareholders' meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this Article. If the corporation concludes that appraisal rights are or may be available, a copy of this Article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b)   In a merger pursuant to G.S. 55-11-04, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. In the case of any other corporate action specified in G.S. 55-13-02(a) with respect to which shareholders of a class or series do not have the right to vote, but with respect to which those shareholders are entitled to assert appraisal rights, the corporation must notify in writing all record shareholders of such class or series that the corporate action became effective. Notice required under this subsection must be sent within 10 days after the corporate action became effective and include the materials described in G.S. 55-13-22.

(c)   If any corporate action specified in G.S. 55-13-02(a) is to be approved by written consent of the shareholders pursuant to G.S. 55-7-04, then the following must occur:

(1)	Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of each shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.
(2)	Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to the applicable shareholders required by subsections (d) and (e) of G.S. 55-7-04, may include the materials described in G.S. 55-13-22, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(d)   If any corporate action described in G.S. 55-13-02(a) is proposed, or a merger pursuant to G.S. 55-11-04 is effected, then the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section shall be accompanied by the following:

(1)	The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of the notice and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this subdivision are not reasonably available, then the corporation shall provide reasonably equivalent financial information.
(2)	The latest available quarterly financial statements of the corporation, if any.

The right to receive the information described in this subsection may be waived in writing by a shareholder before or after the corporate action.

§55-13-21. Notice of intent to demand payment and consequences of voting or consenting.

(a)   If a corporate action specified in G.S. 55-13-02(a) is submitted to a vote at a shareholders' meeting, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must do the following:

(1)	Deliver to the corporation, before the vote is taken, written notice of the shareholder's intent to demand payment if the proposed action is effectuated.
(2)	Not vote, or cause or permit to be voted, any shares of any class or series in favor of the proposed action.

(b)   If a corporate action specified in G.S. 55-13-02(a) is to be approved by less than unanimous written consent, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must not execute a consent in favor of the proposed action with respect to that class or series of shares.

(c)   A shareholder who fails to satisfy the requirements of subsection (a) or (b) of this section is not entitled to payment under this Article.

§55-13-22. Appraisal notice and form.

(a)   If a corporate action requiring appraisal rights under G.S. 55-13-02(a) becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (b)(1) of this section to all shareholders who satisfied the requirements of G.S. 55-13-21. In the case of a merger under G.S. 55-11-04, the parent corporation must deliver a written appraisal notice and form to all record shareholders of the subsidiary who may be entitled to assert appraisal rights. In the case of any other corporate action specified in G.S. 55-13-02(a) that becomes effective and with respect to which shareholders of a class or series do not have the right to vote but with respect to which such shareholders are entitled to assert appraisal rights, the corporation must deliver a written appraisal notice and form to all record shareholders of such class or series who may be entitled to assert appraisal rights.

(b)   The appraisal notice must be sent no earlier than the date the corporate action specified in G.S. 55-13-02(a) became effective and no later than 10 days after that date. The appraisal notice must include the following:

(1)	A form that specifies the first date of any announcement to shareholders, made prior to the date the corporate action became effective, of the principal terms of the proposed corporate action. If such an announcement was made, the form shall require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date. The form shall require a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction.

(2)	Disclosure of the following:
a.	Where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the required form under sub-subdivision b. of this subdivision.
b.	A date by which the corporation must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice required under subsection (a) of this section and form are sent. The form shall also state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date.
c.	The corporation's estimate of the fair value of the shares.
d.	That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in sub-subdivision b. of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.
e.	The date by which the notice to withdraw under G.S. 55-13-23 must be received, which date must be within 20 days after the date specified in sub-subdivision b. of this subdivision.
(3)	Be accompanied by a copy of this Article.

§55-13-23. Perfection of rights; right to withdraw.

(a)   A shareholder who receives notice pursuant to G.S. 55-13-22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder's certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to G.S. 55-13-22(b)(2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to G.S. 55-13-22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder's shares as after-acquired shares under G.S. 55-13-27. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b)   A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to G.S. 55-13-22(b)(2)e. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.

(c)   A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder's share certificates where required, each by the date set forth in the notice described in G.S. 55-13-22(b) shall not be entitled to payment under this Article.

§55-13-25. Payment.

(a)   Except as provided in G.S. 55-13-27, within 30 days after the form required by G.S. 55-13-22(b) is due, the corporation shall pay in cash to the shareholders who complied with G.S. 55-13-23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.

(b)   The payment to each shareholder pursuant to subsection (a) of this section must be accompanied by the following:

(1)	The following financial information:
a.	The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of payment and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this sub-subdivision are not reasonably available, the corporation shall provide reasonably equivalent financial information.
b.	The latest available quarterly financial statements, if any.
(2)	A statement of the corporation's estimate of the fair value of the shares. The estimate must equal or exceed the corporation's estimate given pursuant to G.S. 55-13-22(b)(2)c.
(3)	A statement that the shareholders described in subsection (a) of this section have the right to demand further payment under G.S. 55-13-28 and that if a shareholder does not do so within the time period specified therein, then the shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this Article.

§55-13-27. After-acquired shares.

(a)   A corporation may elect to withhold payment required by G.S. 55-13-25 from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder's shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to G.S. 55-13-22(b)(1).

(b)   If the corporation elected to withhold payment under subsection (a) of this section, it must, within 30 days after the form required by G.S. 55-13-22(b) is due, notify all shareholders who are described in subsection (a) of this section of the following:

(1)	The information required by G.S. 55-13-25(b)(1).
(2)	The corporation's estimate of fair value pursuant to G.S. 55-13-25(b)(2).
(3)	That they may accept the corporation's estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under G.S. 55-13-28.
(4)	That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation's offer within 30 days after receiving the offer.
(5)	That those shareholders who do not satisfy the requirements for demanding appraisal under G.S. 55-13-28 shall be deemed to have accepted the corporation's offer.

(c)   Within 10 days after receiving the shareholder's acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (b)(2) of this section to each shareholder who agreed to accept the corporation's offer in full satisfaction of the shareholder's demand.

(d)   Within 40 days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (b)(2) of this section to each shareholder described in subdivision (b)(5) of this section.

§55-13-28. Procedure if shareholder dissatisfied with payment or offer.

(a)   A shareholder paid pursuant to G.S. 55-13-25 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder's estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under G.S. 55-13-25). A shareholder offered payment under G.S. 55-13-27 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder's stated estimate of the fair value of the shares, plus interest.

(b)   A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value, plus interest, under subsection (a) of this section within 30 days after receiving the corporation's payment or offer of payment under G.S. 55-13-25 or G.S. 55-13-27, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Part 3. Judicial Appraisal of Shares.

§55-13-30. Court Action.

(a)   If a shareholder makes a demand for payment under G.S. 55-13-28 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, the corporation shall pay in cash to each shareholder the amount the shareholder demanded pursuant to G.S. 55-13-28, plus interest.

(b)   The corporation shall commence the proceeding in the appropriate court of the county where the corporation's principal office (or, if none, its registered office) in this State is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c)   The corporation shall make all shareholders (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)  The jurisdiction of the superior court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a trial by jury.

(e)   Each shareholder made a party to the proceeding is entitled to judgment either (i) for the amount, if any, by which the court finds the fair value of the shareholder's shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shareholder's shares or (ii) for the fair value, plus interest, of the shareholder's shares for which the corporation elected to withhold payment under G.S. 55-13-27.

§55-13-31. Court costs and expenses.

(a)   The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(b)   The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable:

(1)	Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20, 55-13-22, 55-13-25, or 55-13-27.
(2)	Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c)   If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that these expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the shareholders who were benefited.

(d)   To the extent the corporation fails to make a required payment pursuant to G.S. 55-13-25, 55-13-27, or 55-13-28, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

Part 4. Other Remedies.

§55-13-40. Other remedies limited.

(a)   The legality of a proposed or completed corporate action described in G.S. 55-13-02(a) may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b)   Subsection (a) of this section does not apply to a corporate action that:

(1)	Was not authorized and approved in accordance with the applicable provisions of any of the following:
a.	Article 9, 9A, 10, 11, 11A, or 12 of this Chapter.
b.	The articles of incorporation or bylaws.
c.	The resolution of the board of directors authorizing the corporate action.
(2)	Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.
(3)	Constitutes an interested transaction, unless it has been authorized, approved, or ratified by either (i) the board of directors or a committee of the board or (ii) the shareholders, in the same manner as is provided in G.S. 55-8-31(a)(1) and (c) or in G.S. 55-8-31(a)(2) and (d), as if the interested transaction were a director's conflict of interest transaction.
(4)	Was approved by less than unanimous consent of the voting shareholders pursuant to G.S. 55-7-04, provided that both of the following are true:
a.	The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected.
b.	The proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

Appendix C

Smith Capital, Inc.,
200 Hargett Court
Charlotte, North Carolina 28211

Tel 704 351 0903	Email: Smithcap@carolina.rr.com

Board of Directors
Select Bancorp, Inc.
3600 Charles Boulevard
Greenville, NC 27858

September 30, 2013

Ladies and Gentlemen:

New Century Bancorp, Inc.,(“NCBC”) and Select Bancorp, Inc.,(“Select Bancorp”) have entered into of an Agreement and Plan of Merger and Reorganization (“Agreement”) dated September 30, 2013, pursuant to which each share of Select Bancorp common stock, par value $1.00 per share, issued and outstanding (except for such shares held by holders who have properly demanded appraisal for such shares under North Carolina law), will be converted exclusively into the right to receive 1.8264 shares of common stock (“Merger Consideration”), par value $1.00 per share, of NCBC. The common stock exchange ratio of 1.8264 may be adjusted up or down in limited circumstances, as described in the Agreement.

Smith Capital, Inc. as part of its financial advisory business is regularly engaged to value financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. You have requested our opinion as to the fairness, from a financial point of view of the Merger Consideration to the holders of Select Bancorp Common Stock.

In connection with our opinion, we have reviewed, among other things:

i.	The Agreement;
ii.	Certain publicly available financial statements and other historical financial information of NCBC that we deemed relevant;
iii.	Certain publicly available financial statements and other historical financial information of Select Bancorp that we deemed relevant;
iv.	Internal financial projections for NCBC for fiscal years 2014 and 2015 provided by NCBC senior management;
v.	Internal financial projections for Select Bancorp for fiscal years 2014 and 2015 provided by Select Bancorp senior management;
vi.	A comparison of certain financial and other information for NCBC and Select Bancorp with similar publicly available information for certain other banks whose shares are publicly traded;
vii.	The pro forma financial impact of the merger on NCBC based on assumptions relating to transaction expenses, cost savings and purchase accounting adjustments and other synergies as determined by senior management of NCBC;
viii.	The relative contribution of certain assets, liabilities, equity and income and expenses of NCBC and Select Bancorp to the combined institution;
ix.	The terms and structure of recent combinations in the banking industry that we deemed relevant;
x.	The current market environment generally and in the banking industry and;
xi.	Such other factors as we deemed relevant.

We discussed the business, financial condition, prospects, regulatory relations and operations of Select Bancorp and NCBC and such other matters as we deemed relevant to our analysis with their respective senior management.

In performing our review, we have relied upon and assumed the accuracy and completeness of all financial information that was available from public sources or private databases, that was provided to us by Select Bancorp and NCBC or that was otherwise reviewed by us, and we did not independently verify the accuracy or completeness of any such information or assume the responsibility for such verification or accuracy. We also relied upon assurances from management of Select Bancorp and NCBC that information provided to us was accurate and not misleading and that we could rely on it without independent verification.

We did not make an independent evaluation or appraisal of specific assets, or the collateral securing such assets, or liabilities, contingent or otherwise of Select Bancorp or NCBC or any of their respective subsidiaries. Neither did we make an independent determination of adequacy of the allowance for loan losses or Select Bancorp, NCBC or any of their respective subsidiaries or the combined entity after the merger. We did not review credit files of Select Bancorp, NCBC or their respective subsidiaries and assumed their respective allowance for loans losses are adequate to cover losses and will be adequate on a proformas basis.

In the preparation of our various analyses, we used internal financial projections prepared by the senior management of Select Bancorp and NCBC. In addition, we received and used certain projections of transaction costs, cost savings, purchase accounting adjustments and other synergies which were prepared by and or reviewed with senior management of Select Bancorp and NCBC. We relied upon the managements of Select Bancorp and NCBC as to the reasonableness and achievability of the financial and operating forecasts and projections provided to us, and their underlying assumptions, and we assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We express no opinion as to such estimates or to the assumptions on which they are based. We also assumed there had been no material change in the financial condition of Select Bancorp or NCBC since the most recent financial data made available to us. Further, we express no opinion as to any legal, accounting and tax matters relating to the merger and any other transactions contemplated by the Merger.

The projections and assumptions used by us in certain of our analyses were provided by management of Select Bancorp and NCBC. Select Bancorp and NCBC do not publicly disclose internal projections of the type provided to us in connection with the Merger. As a result the projections were not prepared with a view towards public disclosure and therefore contain numerous variable estimates and assumptions, which are inherently uncertain, including factors related to economic and competitive conditions. Accordingly actual results could differ significantly from those set forth in projections. Any estimates or projections contained in our analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analysis. Accordingly, our analyses and estimates are inherently subject to substantial uncertainty.

In rendering our opinion, we assumed that, in all respects material to our analyses:

i.	The Merger will be completed substantially in accordance with the terms set forth in the Agreement;
ii.	The representations and warranties of each party in the Agreement and all related documents are true and correct;
iii.	Each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party in such documents;
iv.	All conditions to the completion of the Merger will be satisfied without waiver or modification to the Agreement; and
v.	In the course of obtaining necessary regulatory, contractual or other consent, no restrictions including other payments, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including costs savings, revenue enhancements and related expenses.

Furthermore, we assumed the merger will be accounted for as an acquisition under generally accepted accounting principles and that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Our opinion is not an opinion as to the prices at which shares of NCBC common stock will trade after the announcement of the Merger, the actual value of the shares issued by NCBC pursuant to the Merger, or the prices at which the shares of NCBC common stock will trade after the Merger is completed.

In performing our analyses, we made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which cannot be predicted and are beyond the control of NCBC, Select Bancorp or ourselves. The analyses performed are not indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by the analyses.

Our opinion speaks only as of the date of the opinion. Events subsequent to the date of the opinion could materially affect the opinion. This letter is directed to Select Bancorp’s Board of Directors in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Select Bancorp as to how such shareholder should vote in any meeting called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the merger consideration to be paid to the holders of Select Bancorp’s common stock. It does not address the underlying business decision of Select Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any Select Bancorp shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter. Our opinion does not address the relative merits of the merger as compared to any alternative business strategies that might exist, including any other business combinations in which Select Bancorp might engage.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of Select Bancorp’s or NCBC’s officers, directors or employees, or any class of such persons, relative to the compensation to the shareholders of Select Bancorp in connection with the Merger.

We have acted as Select Bancorp’s financial advisor in connection with the Merger and will receive compensation for our services, none of which is contingent upon consummation of the Merger. Select Bancorp has also agreed to indemnify us against certain liabilities arising out of our engagement.

This opinion shall not be reproduced or used for any other purposes, without our express prior written consent, which shall not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Select Bancorp common stock from a financial point of view.

Very Truly Yours

/s/ Smith Capital, Inc.

Smith Capital, Inc.

Appendix D

INVESTMENT BANKING JANNEY MONTGOMERY SCOTT 1717 Arch Street Philadelphia, PA 19103 www.janney.com

September 30, 2013

The Board of Directors
New Century Bancorp, Inc.
700 West Cumberland Street
Dunn, NC 28334

Members of the Board of Directors:

New Century Bancorp, Inc. (“New Century”), New Century Bank, Select Bancorp, Inc. (“Select”) and Select Bank and Trust Company (`Select Bank`) have entered into an Agreement and Plan of Merger and Reorganization dated September 30, 2013 (“Merger Agreement”), providing for the merger of Select with and into New Century and for Select Bank to be merged with and into New Century Bank. The proposed merger consideration is outlined in the Merger Agreement. You have requested our opinion, as of the date hereof, whether the aggregate merger consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of New Century.

Pursuant to the Merger Agreement, Select will be merged with and into New Century with New Century as the surviving corporation (the “Merger”) and as a result of the Merger, (i) each outstanding share of Select shall automatically be converted exclusively into the right to receive 1.8264 shares of New Century common stock; and (ii) each outstanding share of Select preferred stock shall automatically be converted exclusively into the right to receive 1.0000 share of New Century preferred stock having substantially identical rights, preferences, privileges, voting powers, limitations and restrictions as the Select Preferred Stock (the “Merger Consideration”). As a result of the Merger, Select Bank, the wholly owned bank subsidiary of Select, will be merged into New Century Bank, a wholly owned subsidiary of New Century.

Janney Montgomery Scott LLC (all references to “we” or “our”), as part of its investment banking business, engages in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In rendering our opinion, we have, among other things:

(a)	reviewed the Merger Agreement;
(b)	reviewed the historical financial performances, current financial positions and general prospects of Select and New Century;
(c)	examined the historical stock prices and trading volumes of New Century’s common stock;
(d)	reviewed certain internal financial data and projections of Select and New Century;
(e)	considered the proposed financial terms of the Merger and examined the estimated results of the proposed Merger on tangible book value and earnings per share;
(f)	to the extent deemed relevant, analyzed selected public information of certain other bank and thrift holding companies and compared Select and New Century from a financial point of view to these other bank and thrift holding companies;
(g)	compared the terms of the Merger with terms of other comparable transactions to the extent information concerning such acquisitions was deemed generally comparable;

(h)	discussed with certain members of senior management of Select and New Century the strategic aspects of the Merger; and
(i)	performed such other analyses and examination as we deemed necessary.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Select or New Century or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Select and New Century that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Select or New Century or any of their subsidiaries, or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make any independent evaluation of the adequacy of the allowance for loan losses of Select or New Century or any of their subsidiaries nor have we reviewed any individual credit files and have assumed that the respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to financial projections, Select’s and New Century’s management have confirmed to us that they reflect the best currently available estimates and judgments of such management of the future financial performance of Select and New Century, respectively, and we have assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no change in Select’s or New Century’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Select and New Century will remain as going concerns for all periods relevant to our analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Merger Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. With your consent, we have relied on the advice that New Century has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement.

In rendering our opinion, we have assumed that in connection with obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger. Our opinion is necessarily rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Select and New Century as they exist and are known to us on the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of New Century may be when the New Century common stock is issued to Select shareholders upon consummation of the Merger or the prices at which New Century’s common stock may trade at any time. In addition, we express no recommendation as to how the shareholders of New Century should vote at the shareholders’ meeting held in connection with the Merger.

We have acted as New Century’s advisor in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon consummation of the Merger. New Century has agreed to indemnify us for certain liabilities arising out of rendering this opinion. Additionally, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Select or New Century for our own account or for the accounts of our customers.

Our opinion is directed to the Board of Directors of New Century in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote when considering the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the New Century shareholders and does not address the underlying business decision of New Century to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for New Century or the effect of any other transaction in which New Century might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or any other document, nor shall this opinion be used for any other purposes, without our prior written consent. This opinion has been approved by our fairness opinion committee.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of New Century.

Very truly yours,

/s/ Roger G. Powell

JANNEY MONTGOMERY SCOTT LLC

1717 Arch Street
Philadelphia, PA 19103-1675
Tel 215.665.6180
Fax 215.665.6197
Members New York Stock Exchange, Inc.
Other Principal Exchanges